

ANNUAL REPORT 2022

Board of Directors

Alan Fishman
Non-Executive Chairperson

Brian Harris
Director
Chief Executive Officer

Pamela McCormack
Director
President

Mark Alexander
Director
Head of Technology and Operations, Rockefeller Capital Management

Douglas Durst
Director
Chairperson, Durst Organization

Jeffrey Steiner
Director
Partner, McDermott Will & Emery LLP

David Weiner
Director
Senior Vice President, Stifel

Executive Officers

Brian Harris
Chief Executive Officer

Pamela McCormack
President

Paul Miceli
Chief Financial Officer

Robert Perelman
Head of Asset Management

Kelly Porcella
Chief Administrative Officer & General Counsel

Corporate Information

Corporate Headquarters
320 Park Avenue, 15th Floor
New York, NY 10022

Independent Auditor
Ernst & Young LLP

Legal Counsel
Skadden, Arps, Slate, Meagher & Flom LLP

Investor Relations
investor.relations@laddercapital.com
(917) 369-3207

Stock Listing
Symbol: LADR
New York Stock Exchange

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
Shareholder Services Department
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
www.amstock.com

Annual Report on Form 10-K

Ladder Capital Corp's Annual Report on Form 10-K for the year ended December 31, 2022 is included in this Annual Report. The exhibits accompanying the report are filed with the Securities and Exchange Commission and can be accessed on www.sec.gov or through the "Investor Relations" section of our website at www.laddercapital.com. We will provide these items to stockholders upon request. The information contained on our website is not incorporated by reference into this Annual Report.

Certifications

Ladder Capital Corp has filed with the Securities and Exchange Commission as exhibits to its Form 10-K for the fiscal year ended December 31, 2022 the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of its Chief Executive Officer and Chief Financial Officer relating to the quality of our public disclosure.

Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, Ladder Capital Corp notes that this Annual Report contains forward-looking statements that involve risks and uncertainties, including those related to Ladder Capital Corp's future success and growth. Actual results may differ materially due to risks and uncertainties as described in Ladder Capital Corp's fillings with the Securities and Exchange Commission. Ladder Capital Corp does not intend to update these forward-looking statements.

Annual Meeting of Stockholders

Stockholders of Ladder Capital Corp are cordially invited to attend the 2023 Annual Meeting of Stockholders on June 6, 2023 via live webcast at www.virtualshareholdermeeting.com/LADR2023.



Dear Fellow Stockholders,

I am pleased to report that our preparation for higher short-term interest rates, coupled with our prudent and proactive risk management, benefited Ladder Capital Corp ("Ladder" or the "Company") during the year ended December 31, 2022. With our strong liquidity position, we are well-positioned for the opportunities we expect to see going forward.

For the year ended December 31, 2022, Ladder generated $148.4 million of distributable earnings,* or $1.16 of distributable EPS,* representing a 9.7% after-tax distributable earnings return on equity.* Ladder increased its quarterly dividend by 15% during the year, and the dividend was consistently covered by distributable EPS.

As mentioned in last year's letter, our balance sheet at the end of 2021 prepared us for a potential rising interest rate environment both by way of our large and growing portfolio of floating-rate assets and significant base of fixed-rate liabilities. During 2022, with floating rate loans comprising approximately 90% of Ladder's balance sheet first mortgage loan portfolio, and fixed rate liabilities, anchored by $1.6 billion of unsecured corporate bonds, comprising nearly 50% of the Company's liabilities, we steadily increased net interest margin through a positive correlation to rising rates.

We originated $1.3 billion of loans in 2022 and witnessed strong credit performance and loan repayments. 82% of Ladder's balance sheet loan portfolio is comprised of post-Covid loans as of December 31, 2022, which were made on conservatively re-set valuations with newly capitalized business plans and ample reserves in place. After the initial market disruption following the government-mandated shutdown of the U.S. economy, when the Federal Reserve reduced interest rates to near zero, and liquidity was seemingly everywhere, we experienced a robust level of loan payoffs by our sponsors on mortgages that were originated in 2018 and 2019 in a strong economy, with low unemployment. We continue to focus on dollars per foot or "basis" lending on middle market loans – and we believe there is enhanced liquidity for these loans as there are various lending options available to finance loans of this size.

As of December 31, 2022, we had $6.0 billion in total assets and $1.5 billion of total equity. Our assets at year-end included $3.9 billion of loans, $700 million of real estate investments and $588 million of securities. Book value per share at December 31, 2022 was $12.12 per share on a GAAP basis and $13.66 per share on an undepreciated basis*. During the year, we generated $35.8 million in gains on a distributable earnings basis from real estate sales, generally at premiums to undepreciated book value, demonstrating the embedded value in Ladder's real estate portfolio.

As of December 31, 2022, we had total same-day liquidity of over $900 million, including $324 million from our recently upsized, fully undrawn corporate revolver, an adjusted leverage ratio of 1.9x, and an adjusted leverage ratio net of cash of 1.5x. Equity, unsecured bonds, and non-recourse, non-mark-to-market debt make up 82% of our total capitalization. By employing a differentiated approach to our capital structure in the commercial mortgage REIT space with our significant component of unsecured debt, we believe Ladder has made substantial progress on our path towards becoming an investment grade company. We are proud to have among the highest corporate credit ratings in the space, with ratings only one notch away from investment grade from two of the three major rating agencies.

To summarize, our net interest margin continues to benefit from increased interest rates and we have significant liquidity to further deploy into 2023's higher mortgage rate environment. We also expect our unwavering credit discipline and middle market focus to continue to distinguish Ladder and enable us to sustain our positive performance.

*This is a non-GAAP financial measure. Additional information regarding these measures can be found in the Company's Fourth Quarter 2022 Earnings Supplement, available at ir.laddercapital.com.

Our management team and our Board of Directors remain committed to optimizing long-term stockholder value and, with our over 10% ownership of Ladder, we remain aligned with our stockholders. We look forward to what lies ahead for us all. On behalf of everyone at Ladder, thank you again for investing alongside us.

Sincerely,



Brian Harris
Chief Executive Officer
Ladder Capital Corp

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

**Commission file number:
001-36299**

Ladder Capital Corp



(Exact name of registrant as specified in its charter)

Delaware	**80-0925494**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
320 Park Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

(212) 715-3170
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, $0.001 par value	LADR	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☒

The aggregate market value of the Class A common stock held by non-affiliates of the registrant was $1,191,382,492 as of June 30, 2022, based on the closing price of the registrant's Class A common stock reported on the New York Stock Exchange on such date of $10.54 per share. The registrant has no non-voting common stock.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at January 27, 2023
Class A common stock, $0.001 par value	126,502,049
Class B common stock, $0.001 par value	—

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Company's 2022 Annual Meeting of Stockholders have been incorporated by reference into Part III of this Report.

LADDER CAPITAL CORP

FORM 10-K
December 31, 2022

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact contained in this Annual Report, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. The words "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "might," "will," "should," "can have," "likely," "continue," "design," and other words and terms of similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short-term and long-term business operations and objectives and financial needs. Although we believe that the expectations reflected in our forward-looking statements are reasonable, actual results could differ from those expressed in our forward-looking statements. Our future financial position and results of operations, as well as any forward-looking statements are subject to change and inherent risks and uncertainties. You should consider our forward-looking statements in light of a number of factors that may cause actual results to vary from our forward-looking statements including, but not limited to:

- risks discussed under the heading "Risk Factors" in this Annual Report, as well as our consolidated financial statements, related notes, and the other financial information appearing elsewhere in this Annual Report and our other filings with the United States Securities and Exchange Commission ("SEC");
- the impact of the COVID-19 pandemic, labor shortages, supply chain imbalances, continuing military actions between Russia and Ukraine, inflation, and the potential for a global economic recession;
- changes in general economic conditions, in our industry and in the commercial finance and the real estate markets;
- changes to our business and investment strategy;
- our ability to obtain and maintain financing arrangements;
- the financing and advance rates for our assets, including the potential effects of the transition to Secured Overnight Financing Rate ("SOFR") rates from London Interbank Offered Rate ("LIBOR");
- our actual and expected leverage and liquidity;
- the adequacy of collateral securing our loan portfolio and a decline in the fair value of our assets;
- interest rate mismatches between our assets and our borrowings used to fund such investments;
- changes in interest rates and the market value of our assets and the related impacts to our borrowers;
- changes in prepayment rates on our mortgages and the loans underlying our commercial mortgage-backed and other asset-backed securities;
- the effects of hedging instruments and the degree to which our hedging strategies may or may not protect us from interest rate and credit risk volatility;
- the increased rate of default or decreased recovery rates on our assets;
- the adequacy of our policies, procedures and systems for managing risk effectively;
- a potential downgrade in the credit ratings assigned to Ladder or our investments;
- our compliance with, and the impact of and changes in laws, governmental regulations, tax laws and rates, accounting guidance and similar matters;
- our ability to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes and our ability and the ability of our subsidiaries to operate in compliance with REIT requirements;
- our ability and the ability of our subsidiaries to maintain our and their exemptions from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act");
- the effects of climate change or the potential liability relating to environmental matters that impact the value of properties we may acquire or the properties underlying our investments;
- the inability of insurance covering real estate underlying our loans and investments to cover all losses;
- the availability of investment opportunities in mortgage-related and real estate-related instruments and other securities;
- fraud by potential borrowers;
- the availability of qualified personnel;
- the impact of any tax legislation or IRS guidance;
- the degree and nature of our competition; and
- the market trends in our industry, interest rates, real estate values and the debt securities markets.

You should not rely upon forward-looking statements as predictions of future events. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The forward-looking statements contained in this Annual Report are made as of the date hereof, and the Company assumes no obligation to update or supplement any forward-looking statements.

Part I

Item 1. Business

Overview

Ladder Capital Corp is an internally-managed real estate investment trust ("REIT") that is a leader in commercial real estate finance. We originate and invest in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. Our investment activities include: (i) our primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. We believe that our in-house origination platform, ability to flexibly allocate capital among complementary product lines, credit-centric underwriting approach, access to diversified financing sources, and experienced management team position us well to deliver attractive returns on equity to our shareholders through economic and credit cycles.

Our businesses, including balance sheet lending, conduit lending, securities investments, and real estate investments, provide for a stable base of net interest and rental income. We have originated $29.7 billion of commercial real estate loans from our inception in October 2008 through December 31, 2022. During this timeframe, we also acquired $13.0 billion of predominantly investment grade-rated securities secured by first mortgage loans on commercial real estate and $2.0 billion of selected net leased and other real estate assets.

As part of our commercial mortgage lending operations, we originate conduit loans, which are first mortgage loans on stabilized, income producing commercial real estate properties that we intend to make available for sale in commercial mortgage-backed securities ("CMBS") securitizations. From our inception in October 2008 through December 31, 2022, we originated $16.9 billion of conduit loans, of which $16.8 billion were sold into 71 CMBS securitizations, making us, by volume, the second largest non-bank contributor of loans to CMBS securitizations in the United States in such period. Our sales of loans into securitizations are generally accounted for as true sales, not financings, and we generally retain no ongoing interest in loans which we securitize unless we are required to do so as issuer pursuant to the risk retention requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended, (the "Dodd-Frank Act"). The securitization of conduit loans enables us to reinvest our equity capital into new loan originations or allocate it to other investments.

As of December 31, 2022, we had $6.0 billion in total assets and $1.5 billion of total equity. Our assets primarily included $3.9 billion of loans, $0.6 billion of securities, $0.7 billion of real estate, and $0.6 billion of unrestricted cash.

We maintain a diversified and flexible financing strategy supporting our investment strategy and overall business operations, including the use of unsecured corporate bonds, non-recourse, non-mark-to-market CLO debt issuances and committed term financing from leading financial institutions. Refer to "Our Financing Strategies" and "Liquidity and Capital Resources" for further information.

Ladder was founded in October 2008 and we completed our IPO in February 2014. We are led by a disciplined and highly aligned management team. As of December 31, 2022, our management team and directors held interests in our Company comprising over 10% of our total equity. On average, our management team members have over 26 years of experience in the industry. Our management team includes Brian Harris, Chief Executive Officer; Pamela McCormack, President; Paul J. Miceli, Chief Financial Officer; Robert Perelman, Head of Asset Management; and Kelly Porcella, Chief Administrative Officer & General Counsel. Anthony V. Esposito, Chief Accounting Officer, is an additional officer of Ladder. As of December 31, 2022, we employed 63 full-time industry professionals.

We continue to actively manage the liquidity and operations of the Company in light of market conditions, including rising interest rates and potential recessionary conditions, and the lingering impact of the COVID-19 pandemic in the United States. The Company has disclosed the impact of current market conditions on our business throughout this Annual Report.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA") that includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "adjusted financial statement income" exceeding $1 billion, and a 1% excise tax on net repurchases of stock after December 31, 2022. We are continuing to evaluate the Inflation Reduction Act of 2022 and its requirements, as well as any potential impact on our business. As REITs are excluded from the provisions, we do not expect the IRA to have a material impact on our financial statements.

Our Businesses

We invest primarily in loans, securities and other interests in U.S. commercial real estate, with a focus on senior secured assets. Our complementary business segments are designed to provide us with the flexibility to opportunistically allocate capital in order to generate attractive risk-adjusted returns under varying market conditions. The following table summarizes the carrying value of our investment portfolio as reported in our consolidated financial statements as of the dates indicated below ($ in thousands):

		December 31, 2022			December 31, 2021	
Loans						
Balance sheet loans:						
Balance sheet first mortgage loans	$	3,819,860	64.1 %	$	3,454,654	59.0 %
Other commercial real estate-related loans		65,886	1.1 %		99,083	1.7 %
Allowance for credit losses		(20,755)	(0.3) %		(31,752)	(0.5) %
Total balance sheet loans		3,864,991	64.9 %		3,521,985	60.2 %
Conduit first mortgage loans		27,391	0.5 %		—	— %
Total loans		3,892,382	65.4 %		3,521,985	60.2 %
Real Estate						
Real estate and related lease intangibles, net		700,136	11.8 %		865,694	14.8 %
Real estate held for sale		—	— %		25,179	0.4 %
Total real estate		700,136	11.8 %		890,873	15.2 %
Securities						
CMBS investments		551,776	9.3 %		702,178	12.0 %
U.S. Treasury securities		35,328	0.6 %		—	— %
U.S. Agency securities investments		316	— %		1,122	— %
Equity securities		118	— %		—	— %
Allowance for credit losses		(20)	— %		(20)	— %
Total securities		587,518	9.9 %		703,280	12.0 %
Other Investments						
Investments in and advances to unconsolidated ventures		6,219	0.1 %		23,154	0.4 %
Total other investments		6,219	0.1 %		23,154	0.4 %
Total investments		5,186,255	87.1 %		5,139,292	87.8 %
Cash, cash equivalents and restricted cash		659,602	11.1 %		621,546	10.7 %
Other assets		105,316	1.8 %		90,414	1.5 %
Total assets	$	**5,951,173**	**100 %**	$	**5,851,252**	**100 %**

Loans

Balance Sheet First Mortgage Loans. We originate and invest in balance sheet first mortgage loans secured by commercial real estate properties that are typically undergoing transition, including lease-up, sell-out, and renovation or repositioning. These mortgage loans are structured to fit the needs and business plans of the property owners, and generally have SOFR-based or LIBOR-based floating rates and terms (including extension options) ranging from one to five years. Our loans are directly originated by an internal team that has longstanding and strong relationships with borrowers and mortgage brokers throughout the United States. We follow a rigorous investment process, which begins with an initial due diligence review; continues through a comprehensive legal and underwriting process incorporating multiple internal and external checks and balances; and culminates in approval or disapproval of each prospective investment by our Investment Committee. Balance sheet first mortgage loans in excess of $50.0 million also require the approval of our board of directors' Risk and Underwriting Committee.

We generally seek to hold our balance sheet first mortgage loans for investment although we also maintain the flexibility to contribute such loans into a collateralized loan obligation ("CLO") or similar structure, sell participation interests or "b-notes" in our mortgage loans or sell such mortgage loans as whole loans. Our balance sheet first mortgage loans have been typically repaid at or prior to maturity (including by being refinanced by us into a new conduit first mortgage loan upon property stabilization). As of December 31, 2022, we held a portfolio of 140 balance sheet first mortgage loans with an aggregate book value of $3.8 billion. Based on the loan balances and the "as-is" third-party Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") appraised values at origination, the weighted average loan-to-value ratio of this portfolio was 68.0% at December 31, 2022.

Other Commercial Real Estate-Related Loans. We selectively invest in note purchase financings, subordinated debt, mezzanine debt and other structured finance products related to commercial real estate that are generally held for investment. As of December 31, 2022, we held a portfolio of 14 other commercial real estate-related loans with an aggregate book value of $65.9 million. Based on the loan balance and the "as-is" third-party FIRREA appraised values at origination, the weighted average loan-to-value ratio of the portfolio was 68.1% at December 31, 2022.

Conduit First Mortgage Loans. We also originate conduit loans, which are first mortgage loans that are secured by cash-flowing commercial real estate and are available for sale to securitizations. These first mortgage loans are typically structured with fixed interest rates and generally have five- to ten-year terms. Conduit first mortgage loans are originated, underwritten, approved and funded using the same comprehensive legal and underwriting approach, process and personnel used to originate our balance sheet first mortgage loans. Conduit first mortgage loans in excess of $50.0 million also require approval of our board of directors' Risk and Underwriting Committee. We held one conduit loan with an aggregate carrying value of $27.4 million at December 31, 2022.

Although our primary intent is to sell our conduit first mortgage loans to CMBS trusts, we generally seek to maintain the flexibility to keep them on our balance sheet, sell participation interests or "b-notes" in such loans or sell the loans as whole loans. The Company holds these conduit loans in its taxable REIT subsidiary ("TRS") upon origination. As of December 31, 2022, we held one conduit first mortgage loan that was available for contribution into securitizations. Based on the loan balances and the "as-is" third-party FIRREA appraised values at origination, loan-to-value ratio of this loan was 58.9% at December 31, 2022.

The following charts set forth our total outstanding balance sheet first mortgage loans, other commercial real estate-related loans, and conduit first mortgage loans as of December 31, 2022, and a breakdown of our loan portfolio by loan size and geographic location and asset type of the underlying real estate by loan balance.



Below
$25mm:
35%
$25mm –
$50mm:
25%
$51mm –
$75mm:
17%
Above
$100mm:
15%
$76mm –
$100mm:
8%

Balance
Sheet
First
Mortgage
Loans
$3,820mm
Conduit First
Mortgage Loans
$27mm
Other
Commercial Real
Estate-Related
Loans
$66mm

Multifamily
36%
Office
25%
Mixed
Use
19%
Retail
5%
Hotel
4%
Industrial
6%
Other
2%
MHP
3%

Northeast
32%
South
31%
Various
1%
West
11%
Midwest
11%
Southwest
14%

Real Estate

Net Leased Commercial Real Estate Properties. As of December 31, 2022, we owned 156 single tenant net leased properties with an aggregate book value of $497.8 million. These properties are fully leased on a net basis where the tenant is generally responsible for payment of real estate taxes, property, building and general liability insurance and property and building maintenance expenses. As of December 31, 2022, our net leased properties comprised a total of 3.8 million square feet, 100% leased with an average age since construction of 17.7 years and a weighted average remaining lease term of 9.5 years. Commercial real estate investments in excess of $20.0 million require the approval of our board of directors' Risk and Underwriting Committee. The majority of the tenants in our net leased properties are necessity-based businesses. During the year ended December 31, 2022, we collected 100% of rent on these properties.

Diversified Commercial Real Estate Properties. As of December 31, 2022, we owned 48 diversified commercial real estate properties throughout the U.S with an aggregate book value of $202.3 million. During the year ended December 31, 2022, we collected 99% of rent on these properties.

The following charts summarize the composition of our real estate investments as of December 31, 2022 ($ in millions):

Real Estate Undepreciated Book Value


Net Lease
$653mm
(73%)
Diversified
CRE/
Other
$246mm
(27%)

Real Estate Geography


Various
1%
Northeast
11%
South
27%
Midwest
35%
West
18%
Southwest
8%

Real Estate Property Type


Multifamily
12%
Dollar Store
17%
Other
13%
Grocery
Store
10%
Drug
Store
12%
Office
22%
Wholesale
Club
9%
Other
Retail
5%

We continue to actively monitor our commercial real estate properties in light of the current market conditions, including consideration of any long-term impacts on the buildings, tenants, business plans and the ability to execute those business plans.

Securities

We invest primarily in CMBS, including CLOs, secured by first mortgage loans on commercial real estate and own predominantly AAA-rated securities. These investments provide a stable and attractive base of net interest income and help us manage our liquidity. We have significant in-house expertise in the evaluation and trading of these securities, due in part to our experience in originating and underwriting mortgage loans that comprise assets within CMBS trusts, as well as our experience in structuring CMBS transactions. AAA-rated CMBS or U.S. Agency securities investments in excess of $76.0 million and all other investment grade CMBS or U.S. Agency securities investments in excess of $51.0 million, each in any single class of any single issuance, require the approval of our board of directors' Risk and Underwriting Committee. The Risk and Underwriting Committee also must approve any investments in non-rated or sub-investment grade CMBS or U.S. Agency securities in any single class of any single issuance in excess of the lesser of (x) $21.0 million and (y) 10% of the total net asset value of the respective Ladder subsidiary or other entity for which Ladder has authority to make investment decisions.

The Company invests in primarily AAA-rated real estate securities, typically front pay securities, with relatively short duration and significant subordination. The hyperamortization features included in many of the securities positions we own help mitigate potential credit losses in the event of adverse market conditions.

As of December 31, 2022, the estimated fair value of our portfolio of CMBS investments totaled $551.8 million in 81 CUSIPs ($6.8 million average investment per CUSIP). Included in the $551.8 million of CMBS securities are $9.4 million of CMBS securities designated as risk retention securities under the Dodd-Frank Act, which are subject to transfer restrictions over the term of the securitization trust. The following chart summarizes our securities investments by market value, 99.5% of which were rated investment grade by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Fitch Ratings Inc. as of December 31, 2022:



In the future, we may invest in CMBS securities or other securities that are unrated. As of December 31, 2022, our CMBS investments had a weighted average duration of 1.1 years. The commercial real estate collateral underlying our CMBS investment portfolio is located throughout the United States. As of December 31, 2022, by property count and market value, respectively, 63.3% and 68.4% of the collateral underlying our CMBS investment portfolio was distributed throughout the top 25 metropolitan statistical areas ("MSAs") in the United States, with 5.9% and 20.2%, by property count and market value, respectively, of the collateral located in the New York-Newark-Jersey City MSA, and the concentrations in each of the remaining top 24 MSAs ranging from 0.1% to 7.8% by property count and 0.2% to 8.6% by market value.

Other Investments

Unconsolidated Venture. In connection with the origination of a loan in April 2012, we received a 25% equity interest with the right to convert upon a capital event. On March 22, 2013, we refinanced the loan, and we converted our equity interest into a 19% limited liability company membership interest in Grace Lake JV, LLC ("Grace Lake LLC"). As of December 31, 2022, Grace Lake LLC owned an office building campus with a carrying value of $50.7 million, which is net of accumulated depreciation of $46.1 million, that is financed by $55.9 million of long-term debt. Debt of Grace Lake LLC is non-recourse to the limited liability company members, except for customary non-recourse carve-outs for certain actions and environmental liability. As of December 31, 2022, the book value of our investment in Grace Lake LLC was $6.2 million.

Investment Process

Origination

Our team of originators is responsible for sourcing and directly originating new commercial first mortgage loans from the brokerage community and directly from real estate owners, operators, developers and investors. The extensive industry experience of our management team and origination team has enabled us to build a strong network of mortgage brokers and direct borrowers throughout the commercial real estate community in the United States.

Credit and Underwriting

Our underwriting and credit process commences upon receipt of a potential borrower's executed loan application and non-refundable deposit.

Our underwriters conduct a thorough due diligence process for each prospective investment. The team coordinates in-house and third-party due diligence for each prospective loan as part of a checklist-based process that is designed to ensure that each loan receives a systematic evaluation. Elements of the underwriting process generally include:

Cash Flow Analysis. We create an estimated cash flow analysis and underwriting model for each prospective investment. Creation of the cash flow analysis generally draws on an assessment of current and historical data related to the property's rent roll, operating expenses, net operating income, leasing cost, and capital expenditures. Underwriting evaluates and factors in assumptions regarding current market rents, vacancy rates, operating expenses, tenant improvements, leasing commissions, replacement reserves, renewal probabilities and concession packages based on observable conditions in the subject property's sub-market at the time of underwriting. The cash flow analysis may also rely upon third-party environmental and engineering reports to estimate the cost to repair or remediate any identified environmental and/or property-level deficiencies. The final underwritten cash flow analysis is used to estimate the property's overall value and its ability to produce cash flow to service the proposed loan.

Borrower Analysis. Careful attention is also paid to the proposed borrower, including an analysis based on available information of its credit history, financial standing, existing portfolio and sponsor exposure to leverage and contingent liabilities, capacity and capability to manage and lease the collateral, depth of organization, knowledge of the local market, and understanding of the proposed product type. We also generally commission and review a third-party background check of our prospective borrower and sponsor.

Site Inspection. A Ladder underwriter typically conducts a physical site inspection of each property. The site inspection gives the underwriter insights into the local market and the property's positioning within it, confirms that tenants are in-place, and generally helps to ensure that the property has the characteristics, qualities, and potential value represented by the borrower.

Legal Due Diligence. Our in-house transaction management team includes experienced attorneys that manage, negotiate, structure and close all transactions and complete legal due diligence on each property, borrower, and sponsor, including evaluating documents such as leases, title, title insurance, opinion letters, tenant estoppels, organizational documents, and other agreements and documents related to the property or the loan.

Third-party Appraisal. We generally commission an appraisal from a member of the Appraisal Institute to provide an independent opinion of value as well as additional supporting property and market data. Appraisals generally include detailed data on recent property sales, local rents, vacancy rates, supply, absorption, demographics and employment, as well as a detailed projected cash flow and valuation analysis. We typically use the independent appraiser's valuation to calculate ratios such as loan-to-value and loan-to-stabilized-value ratio, as well as to serve as an independent source to which the in-house cash flow and valuation model can be compared.

Third-party Engineering Report. We generally engage an approved licensed engineer to complete property condition/engineering reports and a seismic report for applicable properties. The engineering report is intended to identify any issues with respect to the safety and soundness of a property that may warrant further investigation, and provide estimates of ongoing replacement reserves, overall replacement cost, and the cost to bring a property into good repair.

Third-party Environmental Report. We also generally engage an approved environmental consulting firm to complete a Phase I Environmental Assessment to identify and evaluate potential environmental issues at the property and may also order and review Phase II Environmental Assessments and/or Operations & Maintenance plans, if applicable. Environmental reports and supporting documentation are typically reviewed in-house as well as by our dedicated outside environmental counsel who prepares a summary report on each property.

Third-party Insurance Review. A third-party insurance specialist reviews each prospective borrower's existing insurance program to analyze the specific risk exposure of each property and to ensure that coverage is in compliance with our standard insurance requirements. Our transaction management team oversees this third-party review and makes the conclusions of their analysis available to the underwriting team.

A credit memorandum is prepared to summarize the results of the underwriting and due diligence process for the consideration of the Investment Committee. We thoroughly document the due diligence process up to, and including, the credit memorandum and maintain an organized digital archive of our work.

Transaction Management

The transaction management team is generally responsible for coordinating and managing outside counsel, working directly with originators, underwriters and borrowers to manage, structure, negotiate and close all transactions, including the securitization of our loans. The transaction management team plays an integral role in the legal underwriting of each property, consults with outside counsel on significant business, credit and/or legal issues, and facilitates the funding and closing of all investments and dispositions. The transaction management team also supports asset management and investment realization activities, including coordination of post-closing issues and assistance with loan sales, financings, refinancing and repayments.

Investment Committee Approval

All loan and real estate investments require approval from our Investment Committee, comprised of Brian Harris, CEO; Pamela McCormack, President; Michael Scarola, Chief Credit Officer; and Craig Robertson, Head of Underwriting. The Investment Committee generally requires each investment to be fully described in a comprehensive Investment Committee memorandum that identifies the investment, the due diligence conducted and the findings, as well as all identified related risks and mitigants. The Investment Committee meets regularly to ensure that all investments are fully vetted prior to issuance of Investment Committee approval.

In addition to Investment Committee approval, the Risk and Underwriting Committee of our board of directors approves all loan and real estate investments above certain thresholds, which are currently set at $50.0 million for loans and $20.0 million for real estate investments. Additional investment opportunities, which include but are not limited to land, residential, or non-U.S. loans are also approved.

Financing

Prior to securitization or other disposition, or in the case of balance sheet loans, maturity, we evaluate most of the loans we originate for secured financing via the CLO market or our multiple committed term facilities from leading financial institutions. Our finance team endeavors to match the characteristics and expected holding periods of the assets being financed with the characteristics of the financing options available and our short and long term cash needs in determining the appropriate financing approaches to be applied. The approaches we apply to financing our assets are a key component of our asset/liability risk management strategy with respect to managing liquidity risk. These approaches, supplemented by the use of hedging primarily via the use of standard derivative instruments, facilitate the prudent management of our interest rate and credit spread exposures. Refer to "Our Financing Strategies" for further information.

Asset Management

Our in-house asset management team pro-actively manages the Company's loan and real estate portfolios, demonstrating our Company-wide focus and emphasis on principal preservation and maximizing asset performance. The asset management team, together with our underwriting and transaction management teams, monitors the credit performance of our investment portfolio in concert with our third-party servicers and property managers, working closely with borrowers and/or joint-venture partners to manage all of our positions and monitor financial performance of our collateral assets, including execution of business plans and daily activities within our real estate portfolio. We focus on asset-specific issues and market surveillance, active enforcement of loan and security rights, and regular review of potential disposition strategies. Ladder performs detailed asset reviews, endeavors to perform periodic site inspections on every investment and provides comprehensive internal asset-level performance reporting. As applicable, we evaluate loan modifications, debt and/or equity recapitalizations and other changes or variations to a borrower's or venture partner's business plan or budget and recommend a course of action to the Investment Committee.

Disposition and Distribution

Our securitization team works with our transaction management and underwriting teams to realize our disposition strategy of selling certain first mortgage loans into CMBS securitization trusts. We typically partner with other leading financial institutions to contribute loans to multi-asset securitizations. We have also led single asset securitizations on single loans we have originated.

In addition to contributing first mortgage loans into CMBS securitization trusts, we also maintain the flexibility to keep such loans on our balance sheet, contribute loans into a CLO or similar structure, sell participation interests or "b-notes" in our first mortgage loans or sell first mortgage loans as whole loans. Balance sheet loans that are refinanced by us into a new conduit first mortgage loan upon property stabilization and intended for securitization are re-underwritten and structured by our origination, underwriting and transaction management teams and approved by our Investment Committee.

Our asset management team also manages sales of our real property.

Factors Impacting Operating Results

There are a number of factors that influence our operating results in a meaningful way. The most significant factors include: (1) our competition; (2) market and economic conditions, including inflation and the continuing impact from COVID-19 on the economy; (3) loan origination and repayment volume; (4) profitability of securitizations; (5) avoidance of credit losses; (6) availability of debt and equity funding and the costs of that funding; (7) the net interest margin on our investments; (8) effectiveness of our hedging and other risk management practices; (9) real estate transaction volumes; (10) occupancy rates; and (11) expense management.

Our Financing Strategies

Our financing strategies are critical to the success and growth of our business. We manage our financing to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties. In addition to cash flow from operations, we fund our operations and investment strategy through a diverse array of funding sources, including:

- Unsecured corporate bonds
- CLO transactions
- Secured loan and securities repurchase facilities
- Non-recourse mortgage debt
- Revolving credit facility
- FHLB financing
- Loan sales and securitizations
- Unencumbered assets available for financing
- Equity

From time to time, we may add financing counterparties that we believe will complement our business, although the agreements governing our indebtedness may limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness. Our amended and restated charter and by-laws do not impose any threshold limits on our ability to use leverage. Refer to our discussion below and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 7 Debt Obligations, Net in our consolidated financial statements included elsewhere in this Annual Report for more information about our financing arrangements.

Unsecured Corporate Bonds

As of December 31, 2022, we had $1.6 billion of unsecured corporate bonds outstanding. These unsecured financings were comprised of $344.0 million in aggregate principal amount of 5.25% senior notes due 2025 (the "2025 Notes"), $650.8 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes") and $649.0 million in aggregate principal amount of 4.75% senior notes due 2029 (the "2029 Notes," and collectively with the 2025 Notes and the 2027 Notes, the "Notes").

Due in large part to devoting such a large portion of the Company's capital structure to equity and unsecured corporate bond debt, Ladder maintains a $2.9 billion pool of unencumbered assets, comprised primarily of first mortgage loans and unrestricted cash as of December 31, 2022.

CLO Debt

On July 13, 2021, a consolidated subsidiary of the Company completed a privately marketed CLO transaction, which generated $498.2 million of gross proceeds to Ladder, financing $607.5 million of loans ("Contributed July 2021 Loans") at an 82% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 18% subordinate and controlling interest in the CLO. The Company retained control over major decisions made with respect to the administration of the Contributed July 2021 Loans, including broad discretion in managing these loans, and has the ability to appoint the special servicer under the CLO.

On December 2, 2021, a consolidated subsidiary of the Company completed a privately marketed CLO transaction, which generated $566.2 million of gross proceeds to Ladder, financing $729.4 million of loans ("Contributed December 2021 Loans") at a 77.6% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 15.6% subordinate and controlling interest in the CLO. The Company also held two additional tranches as investments totaling 6.8% interest in the CLO. The Company retained control over major decisions made with respect to the administration of the Contributed December 2021 Loans, including broad discretion in managing these loans, and has the ability to appoint the special servicer under the CLO.

As of December 31, 2022, the Company had $1.1 billion of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheets. Unamortized debt issuance costs of $5.9 million were included in CLO debt as of December 31, 2022. The CLOs are considered variable interest entities ("VIEs") of which the Company is the primary beneficiary and, therefore, consolidated the VIEs - See Note 10, Consolidated Variable Interest Entities.

Committed Loan Financing Facilities

We are parties to multiple committed loan repurchase agreement facilities, totaling $1.3 billion of credit capacity. As of December 31, 2022, the Company had $616.9 million of borrowings outstanding, with an additional $0.7 billion of committed financing available. Assets pledged as collateral under these facilities are generally limited to first mortgage whole mortgage loans, mezzanine loans and certain interests in such first mortgage and mezzanine loans. Our repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, and maximum debt/equity ratios.

We have the option to extend some of our existing facilities subject to a number of customary conditions. The lenders have sole discretion to include collateral in these facilities and to determine the market value of the collateral on a daily basis, and, if the estimated market value of the included collateral declines, the lenders have the right to require additional collateral or a full and/or partial repayment of the facilities (margin call) sufficient to rebalance the facilities. Typically, the lender establishes a maximum percentage of the collateral asset's market value that can be borrowed. We often borrow at a lower percentage of the collateral asset's value than the maximum, leaving us with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Securities Repurchase Facilities

We are a party to a committed term master repurchase agreement with a major U.S. banking institution for CMBS, totaling $100.0 million of credit capacity. As we do in the case of borrowings under committed loan facilities, we often borrow at a lower percentage of the collateral asset's value than the maximum, leaving us with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis. As of December 31, 2022, the Company had $8.6 million borrowings outstanding, with an additional $91.4 million of committed financing available.

Additionally, we are a party to multiple uncommitted master repurchase agreements with several counterparties to finance our investments in CMBS and U.S. Agency securities. The securities that serve as collateral for these borrowings are typically AAA-rated CMBS with relatively short duration and significant subordination. The lenders have sole discretion to determine the market value of the collateral on a daily basis, and, if the estimated market value of the collateral declines, the lenders have the right to require additional cash collateral. If the estimated market value of the collateral subsequently increases, we have the right to call back excess cash collateral.

Mortgage Loan Financing

We generally finance our real estate using long-term non-recourse mortgage financing. During the year ended December 31, 2022, we executed one long term debt agreement to finance real estate. Our mortgage loan financings have primarily fixed rates ranging from 4.25% to 8.03%, mature between 2023-2031 and total $498.0 million as of December 31, 2022. These long-term non-recourse mortgages include net unamortized premiums of $2.4 million at December 31, 2022, representing proceeds received upon financing greater than the contractual amounts due under the agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. We recorded $0.7 million of premium amortization, which decreased interest expense, for the year ended December 31, 2022. The loans are collateralized by real estate and related lease intangibles, net, of $559.9 million as of December 31, 2022.

Revolving Credit Facility

The Company's revolving credit facility (the "Revolving Credit Facility") provides for an aggregate maximum borrowing amount of $323.9 million, including a $25.0 million sublimit for the issuance of letters of credit. The Revolving Credit Facility is available on a revolving basis to finance the Company's working capital needs and for general corporate purposes. The Revolving Credit Facility has a final maturity date, assuming all extension options are exercised, of July 2027. The interest rate on Eurodollar advances is the sum of one-month Term SOFR plus a fixed margin of 2.50%, with reductions in the fixed margin upon the achievement of investment grade credit ratings. As of December 31, 2022, the Company had no outstanding borrowings on the Revolving Credit Facility.

The obligations under the Revolving Credit Facility are guaranteed by the Company and certain of its subsidiaries. The Revolving Credit Facility is secured by a pledge of the shares of (or other ownership or equity interests in) certain subsidiaries to the extent the pledge is not restricted under existing regulations, law or contractual obligations.

LCFH is subject to customary affirmative covenants and negative covenants, including limitations on the incurrence of additional debt, liens, restricted payments, sales of assets and affiliate transactions under the Revolving Credit Facility. In addition, under the Revolving Credit Facility, LCFH is required to comply with financial covenants relating to minimum net worth, maximum leverage, minimum liquidity, and minimum fixed charge coverage, consistent with our other credit facilities.

FHLB Financing

We became a member of the FHLB in 2012 through our subsidiary, Tuebor Captive Insurance Company LLC ("Tuebor"). In 2016, the FHFA adopted a final rule that limited our captive insurance subsidiary's membership in the FHLB, requiring us to significantly reduce the amounts of FHLB borrowings outstanding by February 2021. The Company has complied with such targeted paydowns. As of December 31, 2022, Tuebor had $213.0 million of borrowings outstanding from the FHLB, with terms of 0.6 years to 1.8 years, interest rates of 2.74% to 4.70%, and advance rates of 71.7% to 95.7% on eligible collateral, including cash collateral. As of December 31, 2022, collateral for the borrowings was comprised of $248.8 million of CMBS and U.S. Agency securities.

Hedging Strategies

We may enter into interest rate and credit spread derivative contracts to mitigate our exposure to changes in interest rates and credit spreads. We generally seek to hedge the interest rate risk on the financing of assets that have a duration longer than five years, including newly-originated conduit first mortgage loans, securities in our CMBS portfolio if long enough in duration, and most of our U.S. Agency securities portfolio. We monitor our asset profile and our hedge positions to manage our interest rate and credit spread exposures, and we seek to match fund our assets according to the liquidity characteristics and expected holding periods of our assets.

Financial Covenants

We generally seek to maintain a debt-to-equity ratio of approximately 3.0:1.0 or below. We expect this ratio to fluctuate during the course of a fiscal year due to the normal course of business in our conduit lending operations, in which we generally securitize our inventory of conduit loans at intervals, and also because of changes in our asset mix, due in part to such securitizations. We generally seek to match fund our assets according to their liquidity characteristics and expected hold period. We believe that the defensive positioning of our predominantly senior secured assets and our financing strategy has allowed us to maintain financial flexibility to capitalize on an attractive range of market opportunities as they have arisen.

We and our subsidiaries may incur substantial additional debt in the future. However, we are subject to certain restrictions on our ability to incur additional debt in the indentures governing the Notes (the "Indentures") and our other debt agreements. Under the Indentures, we may not incur certain types of indebtedness unless our consolidated non-funding debt to equity ratio (as defined in the Indentures) is less than or equal to 1.75:1.00 or if the unencumbered assets of the Company and its subsidiaries is less than 120% of their unsecured indebtedness, although our subsidiaries are permitted to incur indebtedness where recourse is limited to the assets and/or the general credit of such subsidiary.

Our borrowings under certain financing agreements and our committed repurchase facilities are subject to maximum consolidated leverage ratio limits (either a fixed ratio ranging from 3.5:1.0 to 4.0:1.0, or a maximum ratio based on our asset composition at the time of determination), minimum net worth requirements (ranging from $400.0 million to $871.4 million), maximum reductions in net worth over stated time periods, minimum liquidity levels (typically $30.0 million of cash or a higher standard that often allows for the inclusion of different percentages of liquid securities in the determination of compliance with the requirement), and a fixed charge coverage ratio of 1.25x, and, in the instance of one lender, an interest coverage ratio of 1.50x, in each case, if certain liquidity thresholds are not satisfied. Leverage ratio limits exclude CLO financing for purposes of this covenant calculation. These restrictions, which would permit us to incur substantial additional debt, are subject to significant qualifications and exceptions.

Further, certain of our financing arrangements and loans on our real property are secured by the assets of the Company, including pledges of the equity of certain subsidiaries or the assets of certain subsidiaries. From time to time, certain of these financing arrangements and loans may prohibit certain of our subsidiaries from paying dividends to the Company, from making distributions on such subsidiary's capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or other assets to the Company or other subsidiaries of the Company.

We are in compliance with all covenants as described in this Annual Report as of December 31, 2022.

Competition

The commercial real estate finance markets are highly competitive. We face competition for lending and investment opportunities from a variety of institutional lenders and investors and many other market participants, including specialty finance companies, other REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. These competitors may enjoy competitive advantages over us, including greater name recognition, established lending relationships with certain borrowers and brokers, financial resources, and access to capital, including through a corporate parent.

We compete on the basis of relationships, product offering, loan structure, terms, pricing and customer service. Our success depends on our ability to maintain and capitalize on relationships with borrowers and brokers, offer attractive loan products, remain competitive in pricing and terms, and provide superior service.

Taxation

We have elected to be subject to tax as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"), commencing with the taxable year ending December 31, 2015. Additionally, certain of our subsidiary entities have also elected to be subject to tax as REITs. To qualify as a REIT, we must make qualifying distributions to shareholders and satisfy, on a continuing basis, through actual investment and operating results, certain asset, income, organizational, distribution, stock ownership and other REIT requirements. If we fail to qualify as a REIT, and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal, state and local income taxes and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year in which we lost our REIT qualification. The failure to qualify as a REIT could have a material adverse impact on our results of operations and amounts available for distribution to shareholders.

We utilize TRSs to reduce the impact of the prohibited transaction tax and to avoid penalty for the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests. Any income associated with a TRS is fully taxable because a TRS is subject to federal and state income taxes as a domestic C corporation based upon its net income. Refer to "Risk factors—Risks related to our taxation as a REIT."

Regulation

Our operations are subject, in certain instances, to supervision and regulation by U.S. federal and state governmental authorities and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions. In addition, certain of our subsidiaries' businesses may rely on exemptions from various requirements of the Securities Act, the Exchange Act, the Investment Company Act, and the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"). These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third-parties who we do not control.

Regulation of Commercial Real Estate Lending Activities
Although most states do not regulate commercial finance, certain states impose limitations on interest rates and other charges and on certain collection practices and creditor remedies, and require licensing of lenders and financiers and adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, certain provisions of the Equal Credit Opportunity Act that are applicable to commercial loans, the USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control and U.S. federal and state securities laws and regulations.

Regulation as a Captive Insurance Company

We maintain a captive insurance company, Tuebor, to provide coverage previously self insured by us, including nuclear, biological or chemical coverage, excess property coverage and excess errors and omissions coverage. It is regulated by the state of Michigan and is subject to regulations that cover all aspects of its business. Violations of these regulations can result in revocation of its authorization to do business as a captive insurer or result in censures or fines. The subsidiary is also subject to insurance laws of states other than Michigan (i.e., states where the insureds are located). Refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources."

Regulation as an Investment Adviser

Effective as of July 16, 2021, Ladder Capital Asset Management LLC ("LCAM") is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and currently provides investment advisory services solely to Ladder-sponsored collateralized loan obligation trusts ("CLO Issuers"). The CLO Issuers invest primarily in first mortgage loans secured by commercial real estate originated or acquired by Ladder and in participation interests in such loans. LCAM is entitled to receive a management fee connection with the advisory, administrative and monitoring services it performs for the CLO Issuer as the collateral manager; however, LCAM has waived this fee for so long as it or any of its affiliates serves as collateral manager for the CLO Issuers.

A registered investment adviser is subject to U.S. federal and state laws and regulations primarily intended to benefit its clients. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, custody arrangements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, disgorgement, the revocation of registrations, and other censures and fines.

We may become subject to additional regulatory and compliance burdens if our investment adviser subsidiary expands its product offerings and investment platform.

Investment Company Act Exemption

We intend to conduct our operations so that neither we nor any of our subsidiaries (including any series thereof) are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries (including any series thereof) fail to qualify for, and maintain an exemption from, registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to (a) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company, (b) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so, or (c) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model or the value of our securities.

If we or any of our subsidiaries (including any series thereof) were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operation and we would not be able to conduct our business as described in this Annual Report. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company for certain privately-offered investment vehicles set forth in Section 3(c)(1) or 3(c)(7) of the Investment Company Act.

We are organized as a holding company and conduct our businesses primarily through our majority-owned subsidiaries (including any series thereof). We intend to conduct our operations so that we do not come within the definition of an investment company under Section 3(a)(1)(C) of the Investment Company Act because less than 40% of the value of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will consist of "investment securities." We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily, hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities. Rather, we will be engaged primarily in the business of holding securities of our majority-owned subsidiaries (including any series thereof).

We expect that certain of our subsidiaries (including any series thereof) may rely on the exclusion from the definition of an "investment company" under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in "qualifying real estate assets" and at least 80% of its assets in qualifying real estate assets and "real estate-related assets."

Although we reserve the right to modify our business methods at any time, as of December 31, 2022, we expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to primarily hold assets in one or more of the following categories, which are comprised primarily of "qualifying real estate assets": commercial mortgage loans, investments in securities secured by first mortgage loans, and investments in selected net leased and other real estate assets. We expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to rely on guidance published by the SEC or its staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. To the extent that the SEC or its staff publishes new or different guidance with respect to these matters, we may be required to adjust our strategies accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries (including any series thereof) may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries (including any series thereof), in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategies accordingly.

In 2011, the SEC solicited public comment on a wide range of issues relating to Section 3(c)(5)(C) of the Investment Company Act, including the nature of the assets that qualify for purposes of the exemption and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. There can be no assurance that the laws and regulations governing the Investment Company Act status of such companies, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), will not change in a manner that adversely affects our operations.

Qualification for exclusion from the definition of an investment company under the Investment Company Act may limit our ability to make certain investments. In addition, complying with the tests for such exclusion may restrict the time at which we can acquire and sell assets. To the extent that the SEC or its staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategies accordingly. Any additional guidance from the SEC or its staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen. See "Risk factors—Risks related to our Investment Company Act exemption—Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations."

Employees

As of December 31, 2022, we employed 63 full-time persons. All employees are employed by our operating subsidiary, Ladder Capital Finance LLC. None of our employees are represented by a union or subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good.

Human Capital Management and Corporate Culture

Ladder is a dynamic company that is distinguished by the talent and dedication of our team and is committed to building and developing a diverse, interconnected and engaged workforce who work collaboratively to advance the Company's goals. Our tone at the top promotes a culture of transparency, accountability, and ethical behavior. As a firm with just 63 employees as of December 31, 2022, Ladder's flat management structure and open-door policy provide all employees with daily access to our senior management. The board maintains oversight of human capital management and corporate culture and gains insight at regular board and committee meetings about specific Company human resources initiatives, including talent engagement, attraction, and retention.

Diversity, Equity and Inclusion

With two female co-founders, gender diversity and equality have always been important to Ladder. We are committed to creating a diverse and inclusive workspace that ensures that all individuals are treated with mutual respect and dignity. We maintain an anti-discrimination, harassment, and retaliation policy that is reviewed and updated at least annually, along with required annual employee training. We assess workforce diversity information, hiring practices, and talent development programs as part of a broader effort to identify areas of continuous improvement to ensure that we are building and retaining a diverse workforce.

Talent Recruitment, Development and Retention

We believe our strong corporate culture, opportunities for advancement, and competitive compensation and benefits make Ladder a desirable place to work. We offer competitive pay at all levels, including base salaries, annual incentive awards, and stock awards, and frequently evaluate industry pay practices, including through the use of the Board's compensation consultant.

We seek to promote from within, developing a deep bench of experienced professionals ready to grow into more senior roles. We reimburse employees for professional licenses, memberships, and subscriptions, as well as training programs, conferences, and classes. Employees are encouraged to participate in cross-functional team projects to develop comprehensive business knowledge. Our "Ladder Climbers" program enables our junior staff to bond together and develop leadership skills.

We use anonymous employee experience surveys to solicit real-time feedback on topics such as job satisfaction and employee activities. We use the information from these surveys to guide management engagement, decision-making, and strategy.

Health, Safety and Wellness

The Company offers comprehensive healthcare benefits, paid time off, and a business continuity plan that places our employees' health and safety at its core. Our benefits program provides mental health, fertility services, family leave and more. We also support our employees' wellness and aim to create an environment that provides for work-life balance, including opportunities for a hybrid work schedule.

Our Corporate Information

Our principal executive offices are located at 320 Park Avenue, 15th Floor, New York, New York 10022, and our telephone number is (212) 715-3170. We maintain a website on the Internet at http://www.laddercapital.com. The information contained in our website is not incorporated by reference into this Annual Report. We make available on or through our website certain reports and amendments to those reports that we file with, or furnish to the SEC, in accordance with the Exchange Act. These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC.

Item 1A. Risk Factors

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business. If any of the following risks occur, our business, financial condition, operating results, cash flows and liquidity could be materially adversely affected. The market price of our Class A common stock could decline if one or more of these risks or uncertainties actually occur, causing you to lose all or part of your investment in our Class A common stock. Certain statements in "Risk Factors" are forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" included elsewhere in this Annual Report.


Summary of Principal Risk Factors


Our business is subject to change, risks, and uncertainties, as described herein. The risks factors that the Company considers material include, but are not limited to, the following:

Risks Related to COVID-19
- The persistence of the COVID-19 pandemic has had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Operations
- The success of our business depends upon the retention of qualified loan originators, the allocation of capital among our business lines, and maintaining strategic business alliances.
- We operate according to specific underwriting criteria in a highly competitive market for lending and investment opportunities, both of which may limit our ability to originate or acquire desirable loans and investments in our target assets and/or our ability to yield a certain return on our investments.

Market Risks Related to Our Investments
- We have a concentration of investments in the real estate sector, which may increase our exposure to the risks of certain economic downturns, and the value of which may be affected by many factors beyond our control, including prevailing interest rates, prepayment rates on mortgage loans, increased competition, shifts in consumer patterns and advances in communication and information technology, civil unrest, acts of war and terrorism and outbreaks of communicable diseases, severe weather patterns and climate change.

Risks Related to Our Portfolio
- The repayment of mortgage loans may be limited by the application of federal, state and local law, including bankruptcy provisions, the non-recourse and potentially illiquid nature of mortgage loans, our ability to evaluate the credit-worthiness of borrowers and to diligence the underlying property, including environmental issues and the property's ability to generate sufficient cash flow, the sufficiency of appropriate reserves, subordination, the lack of full control due to a participation or co-lender arrangement, and proper insurance coverage.
- Provisions for loan losses are difficult to estimate. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.
- We value certain investments quarterly at fair value, a subjective measure. Our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.
- Inflation may stress property performance and thus mortgage loan performance.
- Our participation in the market for mortgage loan securitizations may expose us to risks that could result in losses to us and the timing of our securitization activities and other factors may greatly affect our quarterly financial results.

- The market value of our investments in CMBS and collateralized loan obligation transactions, or CLOs, may fluctuate as a result of various market risks that are out of our control.
- Any investments in real-estate related equity or debt securities, including, but not limited to, those issued by REITs and real estate companies, are subject to the specific risks relating to the particular companies and to the general risks of investing in real estate-related securities.
- Any credit ratings assigned to our investments could be downgraded and we could incur losses from investments in non-conforming and non-investment grade-rated loans or securities, which could have a material impact on our financial condition, liquidity and results of operations.
- The expense of operating and owning real property, including net leased real estate investments, may impact our cash flow from operations and our investments in net leased properties and in ventures could be adversely affected by our reliance on the net leased tenants and our venture partners, respectively.

Risks Related to Our Liquidity and Indebtedness
- There can be no assurance that we will be able to obtain or utilize financing arrangements in the future on favorable terms, or at all, and such financing agreements provide lenders with greater rights in the event of a lender or borrower bankruptcy, the ability to foreclose upon collateral in an event of default and cross-default provisions to other financing agreements.
- Our use of leverage may create a mismatch between the duration of financing and the life of the investments made using the proceeds of such financing.
- Our unsecured corporate bonds contain restrictive covenants that may limit our ability to expand or fully pursue our business strategies and the unsecured corporate bonds are subordinate to all of our secured indebtedness, which may affect our ability to repay the bonds.
- We may seek to finance certain of our shorter-term loans via CLOs and such transactions involve significant risks, including that the sponsor of such transactions will receive distributions from the CLO only if the CLO generates enough income to first pay all the investors holding senior tranches and all CLO expenses.
- We cannot predict the effects of the transition away from LIBOR on Ladder's assets and liabilities.

Risks Related to Regulatory and Compliance Matters
- Actual or perceived environmental, social and governance matters may cause us to incur additional costs or reputational harm, or result in investors ceasing to allocate their capital to us, all of which could adversely affect our business and results of operations.
- If our subsidiary that is regulated as a registered investment adviser is unable to meet the requirements of the SEC or fails to comply with certain U.S. federal and state securities laws and regulations, it may face termination of its investment adviser registration, fines or other disciplinary action.
- Our subsidiary that operates as a captive insurance company is subject to insurance laws and its outstanding borrowings are subject to the lending policies of the FHLB.
- Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations. The value of our securities, including our Class A common stock, may be adversely affected if we are required to register as an investment company under the Investment Company Act.
- Certain of our entities may make loans to other of our entities on other-than-arms'-length terms.
- Certain of our officers and directors may be involved in other businesses related to the commercial real estate industry and potential conflicts of interests may arise if we invest in commercial real estate instruments or properties affiliated with such businesses.

Risks Related to Hedging
- We may enter into hedging transactions that could expose us to contingent liabilities in the future, adversely impact our financial condition, be subject to mandatory clearing and/or margin requirements and not have a liquid secondary market.

Risks Related to Our Class A Common Stock
- Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.
- Our charter contains REIT-related restrictions on the ownership of, and ability to, transfer our Class A common stock.
- The market price and trading volume of our Class A common stock may be volatile and current stockholders may be diluted by future equity issuances.

<u>**Risks Related to Our Taxation as a REIT**</u>
- If we fail to qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.
- Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.
- REIT distribution requirements could adversely affect our ability to execute our business plan and we cannot assure you of our ability to pay distributions in the future.
- Qualifying as a REIT involves highly technical and complex provisions of the Code and our qualification as a REIT depends on various interpretations that we make and actions that we take.
- Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

The risks described above should be read together with the text of the full risk factors below, in the section entitled "Risk Factors" in Part II, Item 1A. and the other information set forth in this Annual Report, including the consolidated financial statements and the related notes, as well as in other documents that are filed with the SEC. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us, or that are currently determined to be immaterial, may also materially adversely affect our business, financial condition, results of operations and future growth prospects.

Risks Related to COVID-19

The persistence of the COVID-19 pandemic has had, and may continue to have, an adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic and the various responses to it have created significant volatility, uncertainty and economic disruption. The ultimate impact of the COVID-19 pandemic on our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Long-term structural changes as a result of the COVID-19 pandemic may also affect the value of certain businesses and properties. For example, many businesses moved to, and many continue to have, remote work arrangements, which may reduce the demand for certain types of office space and other properties.

Risks Related to Our Operations

We may not be able to hire and retain qualified loan originators or grow and maintain our relationships with key loan brokers, and if we are unable to do so, our ability to implement our business and growth strategies could be limited.

We depend on our loan originators to generate borrower clients by, among other things, developing relationships with commercial property owners, real estate agents and brokers, developers and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate or retain a sufficient number of skilled loan originators, at a reasonable cost or at all, our business could be materially and adversely affected. We also depend on our network of loan brokers, who generate a significant portion of our loan originations. While we strive to cultivate long-standing relationships that generate repeat business for us, brokers are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our brokers and actively compete with us in bidding on loans shopped by these brokers. We also cannot guarantee that we will be able to maintain or develop new relationships with additional brokers.

The allocation of capital among our business lines may vary, which may adversely affect our financial performance.

In executing our business plan, we regularly consider the allocation of capital to our various commercial real estate business lines, including commercial mortgage lending, investments in securities secured by first mortgage loans, and investments in selected net leased and diversified commercial real estate properties. The allocation of capital among such business lines may vary due to market conditions, the expected relative return on equity of each activity, the judgment of our management team, the demand in the marketplace for commercial real estate loans and securities and the availability of specific investment opportunities. We also consider the availability and cost of our likely sources of capital. If we fail to appropriately allocate capital and resources across our business lines or fail to optimize our investment and capital raising opportunities, our financial performance may be adversely affected.

We may not be able to maintain our strategic business alliances.

We often rely on other third-party companies for assistance in origination, warehousing, distribution, servicing, securitization and other finance-related and loan-related activities. There can be no assurance that any of these strategic partners will continue their relationships with us in the future. Our ability to influence our partners may be limited and non-alignment of interests on various strategic decisions may adversely impact our business. Furthermore, strategic alliance partners may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations, which may affect our financial conditions or results of operations.

We operate according to specific underwriting criteria in a highly competitive market for lending and investment opportunities, both of which may limit our ability to originate or acquire desirable loans and investments in our target assets and/or our ability to yield a certain return on our investments.

Our management team uses financial models and underwriting criteria, the effectiveness of which cannot be guaranteed. We operate in a highly competitive market for lending and investment opportunities. Our profitability depends, in large part, on our ability to originate or acquire target assets at attractive prices. In originating or acquiring target assets, we compete with a variety of institutional lenders and investors and many other market participants, including specialty finance companies, REITs, commercial banks and thrift institutions, investment banks, insurance companies, hedge funds and other financial institutions. Many competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. Unlike Ladder, certain of our competitors may not be subject to the maintenance of an exemption from the Investment Company Act. Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Under our credit facilities, the lenders have the right to review the assets which we are seeking to finance and approve the purchase and financing of such assets in their sole discretion. Our underwriting criteria and lender approvals may restrict us from being able to compete with others for commercial mortgage loan origination and acquisition opportunities and these criteria may be stricter than those employed by our competitors. In addition, these underwriting criteria and approvals impose conditions and limitations on our ability to originate certain of our target assets, including, in particular, restrictions on our ability to originate junior mortgage loans, mezzanine loans and preferred equity investments. Furthermore, competition for originations of, and investments in, our target assets may lead to the yield of such assets decreasing, which may further limit our ability to generate desired returns.

<center>**Market Risks Related to Our Investments**</center>

We have a concentration of investments in the real estate sector and may have concentrations from time to time in certain property types, locations, tenants and borrowers, which may increase our exposure to the risks of certain economic downturns.

We and our borrowers operate in the commercial real estate sector. Such concentration in one economic sector may increase the volatility of our returns and may also expose us to the risk of economic downturns in this sector to a greater extent than if our portfolio also included other sectors of the economy. Declining real estate values may reduce the level of new mortgage and other real estate-related loan originations since borrowers often use appreciation in the value of their existing properties to support the purchase of or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the value of real estate weakens and/or the interest rates at which loans can be profitably made increases. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to cover our cost on the loan. Any sustained period of increased payment delinquencies, forbearance, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate/acquire/sell loans, which would materially and adversely affect our results of operations, financial condition, liquidity and business.

In addition, we are not required to observe specific diversification criteria relating to property types, locations, tenants or borrowers. A limited degree of diversification increases risk because the aggregate return of our business may be adversely affected by the unfavorable performance of a single property type, single tenant, single market or even a single investment. To the extent that our portfolio is concentrated in any one region or type of asset, downturns or weather events relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period. Additionally, borrower concentration, in which a particular borrower is, or a group of related borrowers are, associated with multiple real properties securing mortgage loans or securities held by us, magnifies the risks presented by the possible poor performance of such borrower(s). Moreover, borrowers may be concentrated in individual asset classes that could impact their liquidity.

The value of our investments may be adversely affected by many factors that are beyond our control.

Income from, and the value of, our investments may be adversely affected by many factors that are beyond our control, including:

- volatility and adverse changes in international, national and local economic and market conditions, including contractions in market liquidity for mortgage loans and mortgage-related assets and tenant bankruptcies;
- changes in interest rates, inflation, credit spreads, prepayment rates and in the availability, costs and terms of financing;
- changes in rates of default or recovery rates;
- changes in generally accepted accounting principles;
- changes in governmental laws and regulations, fiscal policies and zoning and other ordinances and costs of compliance with laws and regulations;
- downturns in the markets for mortgage-backed securities and other asset-backed and structured products, and commercial real estate;
- civil unrest, terrorism, acts of war, outbreaks of communicable diseases, nuclear or radiological disasters and natural disasters, including earthquakes, hurricanes, tornadoes, tsunamis, floods, and other extreme weather and permanent climate changes, which may result in uninsured and underinsured losses; and
- in addition to the physical risks of climate change, transition risks such as changes in consumer preferences or additional legislative or regulatory requirements, including those associated with the transition to a low-carbon economy.

Shifts in consumer patterns and advances in communication and information technology that affect the use of traditional retail, hotel and office space may have an adverse impact on the value of our debt and equity investments.

In recent periods and accelerated by the COVID-19 pandemic, sales by online retailers such as Amazon have increased, and many retailers operating brick and mortar stores have made online sales a vital piece of their businesses. Some of our debt and equity investments involve exposure to the ongoing operations of brick-and-mortar retailers. Although many of the retailers operating in the properties underlying our debt and/or equity investments include pharmacies and/or sell groceries and other necessity-based soft goods or provide services, including entertainment and dining options, the shift to online shopping may cause declines in brick-and-mortar sales generated by certain of tenants at these properties and/or may cause certain of our tenants to reduce the size or number of their retail locations in the future.

Technology has also impacted the use of office space and the adaption of such technology has also been accelerated by the structural changes as a result of the COVID-19 pandemic. The office market has seen a shift in the use of space due to the availability of practices such as telecommuting, videoconferencing and, prior to the pandemic, renting shared workspaces through platforms such as WeWork. These trends have led to more efficient workspace layouts and a decrease in square feet leased per employee. The continuing impact of technology could result in tenants utilizing less office space, or in tenants seeking office space outside of the typical central business district ("CBD"). These trends could continue to cause an increase in vacancy rates and a decrease in demand for new supply and could impact the value of our debt and equity investments.

Technology platforms such as AirBnB and VRBO have provided leisure and business travelers with lodging options outside of the hotel industry. These services effectively have increased the supply of rooms available in many major markets. This additional supply could impact the occupancy rates and pricing at more traditional hotels.

As a result of the foregoing, the value of our debt and equity investments, and results of operations could be adversely affected.

Our earnings may decrease because of changes in prevailing interest rates or associated borrowing costs.

Our primary interest rate exposures relate to the yield on our assets and the financing cost of our debt, as well as the interest rate swaps that we utilize for hedging purposes. Interest rates are highly sensitive to many factors beyond our control, including but not limited to, governmental monetary and tax policies, and domestic and international economic and political considerations. The U.S. Federal Reserve has raised its benchmark interest rates at the fastest paces since the 1980s. Interest rate fluctuations present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and fluctuating prepayment rates, and such fluctuations may adversely affect our income and may generate losses.

Demand for mortgages has been negatively impacted by rising interest rates and increases in the level of interest rates may: (i) increase the credit risk of our assets by negatively impacting the ability of our borrowers to pay debt service on our floating rate loan assets or our ability to refinance our assets upon maturity and (ii) negatively impact the value of the real estate supporting our investments (or that we own directly) through the impact such increases can have on property valuation capitalization rates.

For the risks regarding the transition away from LIBOR on our assets and liabilities, refer to "Risks Related to Our Indebtedness—We cannot predict the effect of the transition away from LIBOR on Ladder's assets and liabilities," below.

Prepayment rates on mortgage loans cannot be predicted with certainty and prepayments may result in losses to the value of our assets.

The frequency at which prepayments (including voluntary prepayments by the borrowers and liquidations due to defaults and foreclosures) occur on our investments can adversely impact our business, and prepayment rates cannot be predicted with certainty, making it impossible to completely insulate us from prepayment or other such risks. Any adverse effects of prepayments may impact our portfolio in those particular investments, which may experience outright losses in an environment of faster actual or anticipated prepayments, may underperform relative to hedges that the management team may have constructed for such investments (resulting in a loss to our overall portfolio). Additionally, in the event of declining interest rates, borrowers are more likely to prepay, thereby exposing us to the risk that the prepayment proceeds may be reinvested only at a lower interest rate than that borne by the prepaid obligation.

We are exposed to the risk of increased prepayments or defaults by any mortgage or security that we own at a premium. Any principal paydown diminishes the amount outstanding in these securities and reduces the yield to us. Before purchasing a security, we judge the likelihood of prepayment based on certain prepayment and default parameters and our own experience. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on our judgment and, accordingly, result in losses to our business.

Risks Related to Our Portfolio

The vast majority of the mortgage loans that we originate or purchase, and those underlying the CMBS in which we invest, are non-recourse loans and the assets securing the loans may not be sufficient to protect us from a partial or complete loss if the borrower defaults on the loan.

Except for customary non-recourse carve-outs for certain actions and environmental liability, most commercial mortgage loans, including those underlying the CMBS in which we invest, are effectively non-recourse obligations of the sponsor and borrower, meaning that there is no recourse against the assets of the borrower or sponsor other than the underlying collateral. In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. Even if a mortgage loan is recourse to the borrower (or if a non-recourse carve-out to the borrower applies), in many cases, the borrower's assets are limited primarily to its interest in the related mortgaged property. Further, although a mortgage loan may provide for limited recourse to a principal or affiliate of the related borrower, there is no assurance of any recovery from such principal or affiliate will be made or that such principal's or affiliate's assets would be sufficient to pay any otherwise recoverable claim. In the event of the bankruptcy of a borrower, the loan to such borrower is deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

The commercial mortgages and other commercial real estate-related loans, the commercial mortgage loans underlying the CMBS in which we may invest, and the real estate that we own are subject to the ability of the commercial property to generate net income (and not the independent income or assets of the borrower in the case of mortgage loans). The volatility of real property could have a material adverse effect on our business, financial position and results of operations.

The commercial mortgage loans and other commercial real estate-related loans, the commercial mortgage loans underlying the securities in which we may invest, and the real estate that we own are subject to the ability of the commercial property to generate net income (and not the independent income or assets of the borrower in the case of mortgage loans). Any reductions in net operating income ("NOI") increase the risks of delinquency, foreclosure and default, which could result in losses to us. NOI of an income-producing property can be affected by many factors, including, but not limited to:

- the ongoing need for capital improvements, particularly in older structures;
- changes in operating expenses;
- changes in general or local market conditions;
- changes in tenant mix and performance, the occupancy or rental rates of the property or, for a property that requires new leasing activity, a failure to lease the property in accordance with the projected leasing schedule;
- competition from comparable property types or properties;
- unskilled or inexperienced property management;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of a property difficult;
- development projects that experience cost overruns or otherwise fail to perform as projected including, without limitation, failure to complete planned renovations, repairs, or construction;
- unanticipated increases in real estate taxes and other operating expenses;
- challenges to the borrower's claim of title to the real property;
- environmental considerations, including liability for testing, monitoring and remediation;
- changes in zoning laws, rent control laws and other similar legal restrictions on property ownership and operation;
- other governmental rules and policies including those associated with a transition to a low-carbon economy;
- community health issues, including, without limitation, epidemics and pandemics;
- unanticipated structural defects or costliness of maintaining the property;
- uninsured losses, such as possible acts of theft, terrorism, social unrest or civil disturbances;
- a decline in the operational performance of a facility on the real property (such facilities may include multifamily rental facilities, office properties, retail facilities, hospitality facilities, healthcare-related facilities, industrial facilities, warehouse facilities, restaurants, mobile home facilities, recreational or resort facilities, arenas or stadiums, religious facilities, parking lot facilities or other facilities); and
- large-scale fire, earthquake or severe weather-related damage to, or the effect of climate change on, the property and/or its operations.

Additional risks may be presented by the type and use of a particular commercial property, including specialized use as a nursing home or hospitality property.

In instances where the borrower is acting as a landlord on the underlying property, as we do for our selected net leased and other commercial real estate assets, the ability of such borrower to satisfy the debt obligation will depend on the performance and financial health of the underlying tenants, which may be difficult to assess or predict. In addition, as the number of tenants with respect to a commercial property decreases or as tenant spaces on a property must be relet, the nonperformance risk of the loan related to such commercial property may increase. Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure on the related loan as lender and repay the principal as borrower. A substantial portion of our portfolio may be committed to the origination or purchasing of commercial loans to small and medium-sized, privately owned businesses. Compared to larger, publicly owned firms, such companies generally have limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. The above financial challenges may make it difficult for such borrowers to make scheduled payments of interest or principal on their loans. Accordingly, advances made to such types of borrowers entail higher risks than advances made to companies who are able to access traditional credit sources.

A portion of our portfolio also may be committed to the origination or purchasing of commercial loans where the borrower is a business with a history of poor operating performance, based on our belief that we can realize value from a loan on the property despite such borrower's performance history. However, if such borrower were to continue to perform poorly after the origination or purchase of such loan, including due to the above financial challenges, we could be adversely affected.

Consumer demand, combined with tight labor markets and supply chain imbalances have created inflationary pressure on the economy. While Ladder's ownership of commercial real estate and floating rate loans can act as effective hedges against inflation and the relative cost of our existing fixed rate debt decreases, increased costs could stress property performance and thus mortgage loan performance.

Consumer demand, combined with tight labor markets and supply chain imbalances have created inflationary pressure on the U.S. economy. Ladder's ownership of commercial real estate can act as effective hedge against inflation, since in an inflationary environment, increases in the cost of construction and higher mortgage rates are likely to make new supply more expensive, leading to a limited supply of buildings, which in turn increases both rental rates and property values. Certain assets with longer duration leases, such as our net leased properties, often include contractual rent escalators to mitigate inflationary risks. Further, the Federal Reserve has raised, and may continue to raise, interest rates in an effort to combat inflation, and so the interest payable on our existing fixed rate debt on our real estate portfolio and corporate bonds becomes relatively cheaper, and the rates on our floating rate loans and financing adjust accordingly.

On the other hand, increased costs, such as increased energy costs and wages, could stress property performance and thus mortgage loan performance. In addition, investments with long-term leases that have flat rental rates or longer-term loans, such as existing conduit loans, with a fixed coupon may decrease in relative value. Ladder uses interest rate hedges to mitigate the effect of inflation on its fixed rate loans and securities.

Finally, while Ladder's diverse, granular portfolio may serve to mitigate the effects of inflation on any particular location or property type, certain assets or markets may be more negatively affected by inflation. For example, when inflation increases, consumers may cut back on expenses, including travel, which may impact markets driven by tourism, and also non-essential goods and services, which may impact the retail sector.

Our access to the CMBS securitization market and the timing of our securitization activities and other factors may greatly affect our quarterly financial results.

We have historically expected to distribute certain of the first mortgage loans that we originate through securitizations and, in many circumstances, upon completion of a securitization, we will recognize certain non-interest revenues which will be included in total other income (loss) on our consolidated statements of income and cease to earn net interest income on the securitized loans. Our quarterly revenue, operating results and profitability have varied substantially from quarter to quarter based on the frequency, pricing, volume and timing of our securitizations. Our securitization activities will be affected by a number of factors, including our loan origination volumes, changes in loan values, quality and performance during the period such loans are on our books and conditions in the securitization and credit markets generally and at the time we seek to launch and complete our securitizations. Although due to changes resulting from the risk retention rules required by the Dodd-Frank Act described elsewhere in this Annual Report, Ladder may potentially be required to defer income over the life of the securitization, thereby reducing such volatility in earnings, as a result of these quarterly variations, quarter-to-quarter comparisons of our operating results may not provide an accurate comparison of our current period results of operations. If securities analysts or investors focus on such comparative quarter-to-quarter performance, our stock price performance may be more volatile than if such persons compared a wider period of results of operations.

Certain balance sheet loans may be more illiquid and involve a greater risk of loss than long-term mortgage loans.

We originate and acquire balance sheet loans that provide interim financing to borrowers seeking short-term capital for the acquisition or transition (for example, lease up and/or rehabilitation) of commercial real estate. Such a borrower under an interim loan often has identified a transitional asset that has been under-managed, is located in a recovering market and/or requires rehabilitation or capital improvements in order to improve the value of the asset. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management and/or the value of the asset or fails to execute its business plan, the borrower may not receive a sufficient return on the asset to satisfy the interim loan, and we bear the risk that we may not recover some or all of our initial expenditure. In addition, borrowers often use the proceeds of a long-term mortgage loan to repay an interim loan. We may, therefore, be dependent on a borrower's ability to obtain permanent financing to repay our interim loan, which could depend on the borrower's ability to execute its business plan, market conditions and other factors.

Further, interim loans may be relatively less liquid than loans against stabilized properties due to their short life, their potential unsuitability for securitization, any unstabilized nature of the underlying real estate and the difficulty of recovery in the event of a borrower's default. This lack of liquidity may significantly impede our ability to respond to adverse changes in the performance of our interim loan portfolio and may adversely affect the value of the portfolio.

Such "liquidity risk" may be difficult or impossible to hedge against and may also make it difficult to effect a sale of such assets as we may need or desire. As a result, if we are required to liquidate all or a portion of our interim loan portfolio quickly, we may realize significantly less than the value at which such investments were previously recorded, which may fail to maximize the value of the investments or result in a loss.

Our ability to collect upon mortgage loans may be limited by the application of state laws.

Each of our mortgage loans permits us to accelerate the debt upon default by the borrower. The courts of all states will enforce acceleration clauses in the event of a material payment default, subject in some cases to a right of the court to revoke such acceleration and reinstate the mortgage loan if a payment default is cured. The equity courts of any state, however, may refuse to allow the foreclosure of a mortgage, deed of trust, or other security instrument or to permit the acceleration of the indebtedness if the exercise of those remedies would be inequitable or unjust or if the circumstances would render the acceleration unconscionable. Thus, a court may refuse to permit foreclosure or acceleration if a default is deemed immaterial or the exercise of those remedies would be unjust or unconscionable or if a material default is cured. Further, our ability to collect the debt may be limited by bankruptcy, insolvency or other debtor relief laws, as described below.

The ability to collect upon mortgage loans may be limited by the application of U.S. federal and state laws. Several states (including California) have laws that prohibit more than one "judicial action" to enforce a mortgage obligation. Some courts have construed the term "judicial action" broadly. Jurisdictions with "one action," "security first" and/or "antideficiency rules" may limit our ability or the ability of a special servicer of a CMBS issuance to foreclose on a real property or to realize on obligations secured by a real property. Further, payments on one or more of our loans, particularly a loan to a borrower in which we also hold equity interests, may be subject to claims of equitable subordination that would place our entitlement to repayment of the loan on an equal basis with holders of the borrower's common equity only after all of the borrower's obligations relating to its other debt and preferred securities has been satisfied.

The borrowers under the loans underlying our investments may be unable to repay their remaining principal balances on their stated maturity dates, which could negatively impact our business results.

Our mortgage loans may be non-amortizing or partially amortizing balloon loans that provide for substantial payments of principal due at their stated maturities. Balloon loans involve a greater risk to the lender than amortizing loans because a borrower's ability to repay a balloon mortgage loan on its stated maturity date typically will depend upon its ability either to refinance the mortgage loan (although some loans such as those on condominium projects, may be at least partially self-liquidating) or to sell the mortgaged property at a price sufficient to permit repayment. A borrower's ability to effect a refinancing or sale will be affected by a number of factors. We are not obligated to refinance any of these mortgage loans.

We may be required to make determinations of a borrower's creditworthiness based on incomplete information or information that we cannot verify, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business or reputation.

The commercial real estate lending business depends on the creditworthiness of borrowers and, to some extent, the sponsors thereof, which we must judge. In making such judgment, we will depend on information obtained from non-public sources and the borrowers in making many decisions related to our portfolio, and such information may be difficult to obtain or may be inaccurate. As a result, we may be required to make decisions based on incomplete information or information that is impossible or impracticable to verify. A determination as to the creditworthiness of a prospective borrower is based on a wide range of information. Even if we are provided with full and accurate disclosure of all material information concerning a borrower, we may misinterpret or incorrectly analyze this information, which may cause us to purchase or originate loans that we otherwise would not have purchased or originated and, as a result, may negatively impact our business or the borrower could still defraud us after origination leading to a loss and negative publicity.

Third-party diligence reports on mortgaged properties and the properties we own are made as of a point in time and are therefore limited in scope.

Appraisals and engineering and environmental reports, as well as a variety of other third-party reports, are generally obtained with respect to each of the properties we acquire and the mortgaged properties underlying our investments at or about the time of origination. Appraisals are not guarantees of present or future value. One appraiser may reach a different conclusion than the conclusion that would be reached if a different appraiser were appraising that property. Moreover, the values of the properties may have fluctuated significantly since the appraisals were performed. In addition, any third-party report, including any engineering report, environmental report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance, remediation and capital improvement items.

The owners of, borrowers on, and tenants occupying, the properties which secure our investments may seek the protection afforded by bankruptcy, insolvency and other debtor and tenant relief laws, which may create potential for risk of loss to us.

Although commercial real estate lenders typically seek to reduce the risk of borrower bankruptcy through such items as non-recourse carveouts for bankruptcy and special purpose entity/separateness covenants and/or non-consolidation opinions for borrowing entities, the owners of, borrowers on, and tenants occupying, the properties which secure our investments may still seek the protection afforded by bankruptcy, insolvency and other debtor relief laws. One of the protections offered in such proceedings to each of these parties is a stay of legal proceedings, and a stay of enforcement proceedings against collateral for such loans or underlying such securities (including the properties and cash collateral). A stay of foreclosure proceedings could adversely affect our ability to realize on our loan collateral and could adversely affect the value of those assets. Other protections in such proceedings to borrowers, owners and tenants include the restructuring or forgiveness of debt, the ability to create super priority liens in favor of certain creditors of the debtor, the potential loss of cash collateral held by the lender if the lender is over-collateralized, and certain well defined claims procedures. Additionally, the numerous risks inherent in the bankruptcy process create a potential risk of loss of our entire investment in any particular investment.

Insurance on the real estate underlying our loans and investments may not cover all losses, and this shortfall could result in both loss of cash flow from and a decrease in the asset value of the affected property.

The borrower, or we as property owner and/or originating lender, as the case may be, might not purchase enough or the proper types of insurance coverage to cover all losses. Further, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, pandemics, terrorism or acts of war or civil unrest that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Any uninsured loss could result in both loss of cash flow from and a decrease in the asset value of the affected property.

Provisions for loan losses are difficult to estimate. Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

We maintain and regularly evaluate financial reserves to protect against potential future losses. Our reserves reflect management's judgment of the probability and severity of losses. We cannot be certain that our judgment will prove to be correct and that reserves will be adequate over time to protect against potential future losses because of unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. We must evaluate existing conditions on our debt investments to make determinations to record loan loss reserves on these specific investments. If our reserves for credit losses prove inadequate, we could suffer losses which would have a material adverse effect on our financial performance.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13 *Financial Instruments - Credit Losses - Measurement of Credit Losses on Financial Instruments (Topic 326)* ("ASU 2016-13") and in April 2019, the FASB issued ASU 2019-04 *Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments ("ASU 2019-04")* (collectively, the "CECL Standard"). These updates change how entities measure potential credit losses for most financial assets and certain other instruments that are not measured at fair value. The CECL Standard replaces the "incurred loss" approach under existing guidance with an "expected loss" model for instruments measured at amortized cost. The net carrying value of an asset under the CECL Standard is intended to represent the amount expected to be collected on such asset and requires entities to deduct allowances for potential losses on mortgage loan receivables held for investment, net and held-to-maturity debt securities. All assets subject to the CECL Standard, with few exceptions, are subject to these allowances rather than only those assets where a loss is deemed probable under the other-than-temporary impairment model. Accordingly, the adoption of the CECL Standard materially affected how we determine our allowance for credit losses and required us to increase our allowance and recognize provisions for loan losses earlier in the lending cycle. While ASU 2016-13 does not require any particular method for determining the CECL allowance, it does specify the allowance should be based on relevant information about past events, including historical loss experience, current portfolio and market conditions, and reasonable and supportable forecasts for the duration of each respective loan. Because our methodology for determining CECL allowances may differ from the methodologies employed by other companies, our CECL allowances may not be comparable with the CECL allowances reported by other companies.

We continue to record asset-specific reserves consistent with our existing accounting policy. Our provision for asset-specific reserves is evaluated on a quarterly basis. The determination of our provision for asset-specific reserves requires us to make certain estimates and judgments, which may be difficult to determine. Our estimates and judgments are based on a number of factors, including: (i) whether cash from operations is sufficient to cover the debt service requirements currently and into the future, (ii) the ability of the borrower to refinance the loan, and (iii) the property's liquidation value, all of which remain uncertain and are subjective. In addition, we record a general reserve in accordance with the CECL Standard on the remainder of the loan portfolio ("CECL Reserve"). The CECL Standard may create more volatility in the level of our allowance for credit losses. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

Our investments in subordinate loans, subordinate participation interests in loans and subordinate CMBS rank junior to other senior debt and we may be unable to recover our investment in these interests.

We may originate or acquire subordinate loans (including mezzanine loans), subordinate participation interests in loans and subordinate rated and/or unrated CMBS (including, without limitation, certain "risk retention" interests required to be retained by certain participants in securitization transactions under rules which took effect in December 2016). In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower or a non-recourse carve-out guarantor, or the assets of the borrower or non-recourse carve-out guarantors may not be sufficient to satisfy the loan and our legal costs. In addition, certain of our loans may be subordinate to other debt of the borrower. If a borrower defaults on a subordinate loan from us or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend loan documents, assign our loans, accept prepayments, exercise remedies and control decisions made in bankruptcy proceedings relating to borrowers.

If a borrower defaults on our mezzanine loan, subordinate loan or debt senior to any loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. As a result, we may not recover some or all of our initial expenditure. In addition, mezzanine and subordinate loans may have higher loan-to-value ratios than first mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal. Significant losses related to our mezzanine loans or subordinate loans would result in operating losses for us.

In general, losses on a mortgaged property securing a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, then by the holder of a mezzanine loan or B-Note, if any, then by the "first loss" subordinated security holder (generally, the "B-Piece" buyer and in some cases by the holder of a risk retention interest) and then by the holder of a higher-rated security. Even when we purchase very senior interests in loans and/or securitizations, in the event of default and the exhaustion of any equity support, reserve fund, letter of credit, mezzanine loans or B-Notes, and any classes of securities junior to those in which we may invest, we may not be able to recover all of our investment in the debt instruments or securities we purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which we may invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgage loans underlying the mortgage-backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal in these securities.

Our participation in the market for mortgage loan securitizations may expose us to risks that could result in losses to us.

We have generally participated in the market for mortgage loan securitizations by contributing loans to securitizations led by various large financial institutions and by leading single-asset securitizations on single mortgage loans we originated. We have completed one multi-asset CMBS securitization where a Ladder affiliate served as issuer. To date, when we have primarily acted as a mortgage loan seller into, and occasionally as an issuer of, securitizations, we have been obligated to assume certain customary liabilities. Specifically, in connection with any particular securitization, we: (i) make certain representations and warranties regarding ourselves and the characteristics of, and origination process for, the mortgage loans that we contribute to the securitization; (ii) undertake to cure a defect of, repurchase or replace any mortgage loan that we contribute to the securitization that is affected by a material breach of any such representation or warranty or a material loan document deficiency; (iii) assume, either directly or through the indemnification of third-parties, potential securities law liabilities for disclosure to investors regarding ourselves and the mortgage loans that we contribute to the securitization; and (iv) may, depending upon our role in the securitization, (a) retain some or all of the risk retention interests in the securitization and/or (b) retain responsibility for ensuring compliance with risk retention rules (and may be required to indemnify other participants in the securitization for any violation of such rules, including in circumstances where some or all of the risk retention interests are retained by and/or sold to other parties). When we lead a single-asset or multi-asset securitization as an issuer, we assume, either directly or through indemnification agreements, additional potential securities law liabilities and third-party liabilities beyond the liabilities we would assume when we act only as a mortgage loan seller into a securitization.

When we participate in a public securitization, certain Risk Retention Rules apply. The Risk Retention Rules generally require that either: (i) a securitization's sponsor retain, until the unpaid balance of the bonds or the loans is reduced by a certain amount, a 5% vertical interest in each class of securities issued, (ii) the sponsor or certain Third Party Purchasers retain, until the unpaid balance of the bonds or the loans is reduced by a certain amount (or for Third Party Purchasers, for at least five years), securities in an amount equal to 5% of the credit risk associated with the issued securities in the form of one or more subordinate tranches or (iii) a combination of (i) and (ii). The risk (with respect to CMBS) must be retained by the sponsor, certain mortgage loan originators and/or, upon satisfaction of certain requirements, a Third-Party Purchaser. Significant restrictions exist, and additional restrictions may be added in the future, regarding who may hold risk retention interests, the structure of the entities that hold risk retention interests and when and how such risk retention interests may be transferred or financed. Therefore, such risk retention interests will be generally illiquid and may not be easily financed. As a result of the Risk Retention Rules, we may be required to purchase and retain certain interests in a securitization into which we sell mortgage loans and/or when we act as issuer, may be required to sell certain interests in a securitization at prices below levels that such interests have historically yielded and/or may be required to enter into certain arrangements related to risk retention that we have not historically been required to enter into and, accordingly, the Risk Retention Rules may increase our potential liabilities and/or reduce our potential profits in connection with securitization of mortgage loans.

In addition, for public securitizations, there are requirements that the CEO of an issuer file with the SEC an individual certificate attesting to certain matters. The requirement that the CEO of an issuer of public securities file an individual certificate with the SEC may introduce additional potential liabilities whether we serve as issuer in a securitization or solely as a loan seller or loan originator. The CEO certification includes statements as to the absence of any untrue or omitted material information relating to the mortgage loans and the ability of the mortgage loans to support the payments required to be made under the bonds issued in connection with the securitization in accordance with their terms. The full extent of liability that the CEO may have to the SEC and/or investors on account of the certified statements is difficult to determine at this time. If we serve as issuer in a securitization, we would likely be obligated to indemnify the CEO of our issuer entity against any liabilities that such individual may incur in connection with such certification. In addition, in securitization transactions in which we serve as only loan seller or an originator that sells loans to a loan seller (and not as an issuer), we would likely be obligated to provide a back-up officer's certificate from a senior officer as to our mortgage loans as support for the issuer's CEO certification, and similarly be obligated to indemnify that senior officer against any liabilities that individual may incur in connection with his/her back-up officer's certification.

The Risk Retention Rules, CEO certification and other rules and regulations that have been adopted or may be adopted in the future may alter the structure of securitizations and could pose additional risks to or reduce or eliminate the economic benefits of our participation in the securitization market.

We may be subject to repurchases of loans or indemnification on loans and real estate that we have sold if certain representations or warranties in those sales are breached.

If loans that we sell or securitize do not comply with representations and warranties that we make about the loans, the borrowers, or the underlying properties, we may be required to repurchase such loans (including from a trust vehicle used to facilitate a structured financing of the assets through a securitization) or replace them with substitute loans. Additionally, in the case of loans and real estate that we have sold, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically would require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could adversely affect our business and reputation.

If we purchase or originate loans secured by liens on facilities that are subject to a ground lease and such ground lease is terminated unexpectedly, our interests could be adversely affected.

A ground lease is a lease of land, usually on a long-term basis, that does not include buildings or other improvements on the land. Normally any real property improvements made by the lessee during the term of the lease will revert to the owner at the end of the lease term. We may purchase or originate loans secured by liens on facilities that are subject to a ground lease, and, if the ground lease were to terminate unexpectedly, due to the borrower's default on such ground lease or otherwise, our business could be adversely affected.

We are subject to additional risks associated with loan participations.

Some of our loans may be participation interests or co-lender arrangements in which we share the rights, obligations and benefits of the loan with other lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but will be bound if our participation interest represents a minority interest. We may be adversely affected by such actions.

We have acquired and, in the future, may acquire net leased real estate assets, or make loans to owners of net leased real estate assets (including ourselves), which carry particular risks of loss that may have a material impact on our financial condition, liquidity and results of operations.

A substantial portion of our real estate investments we own are subject to net leases. A net lease requires the tenant to pay, in addition to the fixed rent, some or all of the property expenses that normally would be paid by the property owner. These properties subject to net leases will generally be occupied by a single tenant and, therefore, the success of these investments will be materially dependent on the financial stability of each such tenant and the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. A default of any such tenant on its lease payments would cause a loss the revenue from the property and force the owner, whether it be us or the borrower, to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, the owner may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment and re-letting the property. If a lease is terminated, the owner may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

Under many net leases the owner of the property retains certain obligations with respect to the property, including, among other things, the responsibility for maintenance and repair of the property, to provide adequate parking, maintenance of common areas and compliance with other affirmative covenants in the lease. If we, as the owner, or the borrower, were to fail to meet these obligations, the applicable tenant could abate rent or terminate the applicable lease, which may result in a loss of capital invested in, and anticipated profits from, the property. In addition, we, as the owner, or the borrower, may find it difficult to lease certain property to new tenants if that property had been suited to the particular needs of a former tenant.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

The expense of operating and owning real property may impact our cash flow from operations.

We have in the past, and may in the future, purchase or acquire via foreclosure real property. Costs associated with real estate, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease or other circumstances cause a reduction in income from the property. Cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent out properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays and may incur substantial legal costs. Additionally, new properties that we may acquire or redevelop may not produce significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and principal and interest on debt associated with such properties until they are fully leased.

Current and future venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on venture partners' financial condition and liquidity and disputes between us and our venture partners.

We have made, and may in the future make, investments through ventures. Such venture investments may involve risks not otherwise present when we originate or acquire investments without partners, including the following:

- we may not have exclusive control over the investment or the venture, which may prevent us from taking actions that are in our best interest;
- venture agreements often restrict the transfer of a partner's interest or may otherwise restrict our ability to sell the interest when we desire and/or on advantageous terms;
- any future venture agreements may contain buy-sell provisions pursuant to which one partner may initiate procedures requiring the other partner to choose between buying the other partner's interest or selling its interest to that partner;
- we may not be in a position to exercise sole decision-making authority regarding the investment or venture, which could create the potential risk of creating impasses on decisions, such as with respect to acquisitions or dispositions;

- a partner may, at any time, have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals;
- a partner may be in a position to take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT and our exclusion from registration under the Investment Company Act;
- a partner may fail to fund its share of required capital contributions or may become bankrupt, which may mean that we and any other remaining partners generally would remain liable for the venture's liabilities;
- our relationships with our partners are contractual in nature and may be terminated or dissolved under the terms of the applicable venture agreements and, in such event, we may not continue to own or operate the interests or investments underlying such relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership;
- disputes between us and a partner may result in litigation or arbitration that could increase our expenses and prevent our officers and directors from focusing their time and efforts on our business and could result in subjecting the investments owned by the venture to additional risk; or
- we may, in certain circumstances, be liable for the actions of a partner, and the activities of a partner could adversely affect our ability to continue to qualify as a REIT or maintain our exclusion from registration under the Investment Company Act, even though we do not control the venture.

Any of the above may subject us to liabilities in excess of those contemplated and adversely affect the value of our future venture investments.

The market value of our investments in CMBS could fluctuate materially as a result of various risks that are out of our control and may result in significant losses.

We currently invest in, and may continue to invest in, CMBS, a specific type of structured finance security. CMBS are securities backed by obligations (including certificates of participation in obligations) that are principally secured by commercial mortgage loans or interests therein having a multi-family or commercial use, such as retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. Accordingly, investments in CMBS are subject to the various risks described herein which relate to the pool of underlying assets in which the CMBS represents an interest. The exercise of remedies and successful realization of liquidation proceeds relating to commercial mortgage loans underlying CMBS may be highly dependent on the performance of the servicer or special servicer. There may be a limited number of special servicers available, particularly those which do not have conflicts of interest. We will bear the risk of loss on any CMBS we purchase. Further, the insurance coverage for various types of losses is limited in amount and we would bear losses in excess of the applicable limitations.

We may attempt to underwrite our investments on a "loss-adjusted" basis, which projects a certain level of performance. However, there can be no assurance that this underwriting will accurately predict the timing or magnitude of such losses. To the extent that this underwriting has incorrectly anticipated the timing or magnitude of losses, our business may be adversely affected. Some mortgage loans underlying CMBS may default. Under such circumstances, cash flows of CMBS investments held by us may be adversely affected as any reduction in the mortgage payments or principal losses on liquidation of any mortgage loan may be applied to the class of CMBS relating to such defaulted loans that we hold.

The market value of our CMBS investments could fluctuate materially over time as the result of changes in mortgage spreads, treasury bond interest rates, capital market supply and demand factors, and many other factors that affect high-yield fixed income products. These factors are out of our control and could influence our ability to obtain short-term financing on the CMBS. The CMBS in which we may invest may have no, or only a limited, trading market. In addition, we may invest in CMBS investments that are not rated by any credit rating agency, and such investments may be less liquid than CMBS that are rated, and we may sponsor or purchase junior tranches of CMBS issuances or of a mortgage loan, either of which would experience the first loss in the event of a borrower default. The financial markets in the past have experienced and could in the future experience a period of volatility and reduced liquidity which may reoccur or continue and reduce the market value of CMBS. Some or all of the CMBS that we hold may be subject to restrictions on transfer and may be considered illiquid.

Any credit ratings assigned to our investments could be downgraded, which could have a material impact on our financial condition, liquidity and results of operations.
Some of our investments may be rated by one or more of Moody's, Fitch, Standard & Poor's, Realpoint, Dominion Bond Rating Service, Morningstar Credit Ratings, Kroll Bond Ratings or other credit rating agencies. Any credit ratings on our investments are subject to ongoing evaluation by credit rating agencies, and we cannot be assured that any such ratings will not be changed or withdrawn by a credit rating agency in the future if, in its judgment, circumstances warrant. If credit rating agencies assign a lower-than-expected rating or reduce or withdraw, or indicate that they may reduce or withdraw, their ratings

of our investments in the future, the value of these investments could significantly decline, which would adversely affect the value of our portfolio and could result in losses upon disposition or the failure of borrowers to satisfy their debt service obligations to us.

We could incur losses from investments in non-conforming and non-investment grade-rated loans or securities, which could have a material impact on our financial condition, liquidity and results of operations.
Some of our investments may not conform to conventional loan standards applied by traditional lenders and either may not be rated or may be rated as non-investment grade by the credit rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the underlying loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these investments will have a higher risk of default and loss than investment grade-rated assets. Any loss that we incur may be significant. There may be no limits on the percentage of unrated or non-investment grade rated assets that we may hold in our portfolio.

Any investments in real-estate related equity or debt securities, including, but not limited to, those issued by REITs and real estate companies, are subject to the specific risks relating to the particular companies and to the general risks of investing in real estate-related securities, which may result in significant losses.

Subject to certain limits, we may make investments in real estate-related equity or debt securities, including, but not limited to, those issued by REITs and real estate companies. These investments involve special risks relating to the particular company, including its financial condition, liquidity, results of operations, financial obligations, business and prospects.

Some of our portfolio investments will be recorded at fair value and there is uncertainty as to the value of these investments. Furthermore, our determinations of fair value may have a material impact on our financial condition and results of operations.

The value of some of our investments may not be readily determinable or may be unreliable. We will value these investments quarterly at fair value, as determined in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (Topic 820): Fair Value Measurement, or ASC 820. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these assets existed. Our determinations of fair value may have a material impact on our earnings, in the case of impaired loans and other assets, trading securities and available-for-sale securities that are subject to other than temporary impairment ("OTTI"), or our accumulated other comprehensive income/(loss) in our shareholders' equity, in the case of available-for-sale securities that are subject only to temporary impairments.

We utilize an internal model as our primary pricing source to develop prices for our CMBS and U.S. Agency securities. To confirm our own valuations, we request prices for each of our CMBS and U.S. Agency securities investments from third-party dealers and pricing services. Third parties that provide pricing services develop estimates of fair value for CMBS and U.S. Agency securities employ various techniques, including discussion with their internal trading desks and the use of proprietary models and matrix pricing. We do not have access to, and are therefore not able to review in detail, the inputs used by these third parties in developing their fair value estimates. Furthermore, in general, dealers and pricing services heavily disclaim their valuations. Dealers may claim to furnish valuations only as an accommodation and without special compensation, and so they may disclaim any and all liability for any direct, incidental or consequential damages arising out of any inaccuracy or incompleteness in valuations, including any act of negligence or breach of any warranty. Depending on the complexity and illiquidity of an asset, valuations of the same asset can vary substantially from one dealer or pricing service to another. Additionally, our results of operations for a given period could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Risks Related to Our Indebtedness

Our business is leveraged, which could lead to greater losses than if we were not as leveraged.

We do and, in the future, intend to use financial leverage in executing our business plan. Such borrowings may take the form of unsecured corporate debt, "financing facilities" such as bank credit facilities, credit facilities from government agencies (including the FHLB), repurchase agreements and warehouse lines of credit, which are secured revolving lines of credit that we utilize to warehouse conduit loans until we exit them through securitization. Such agreements may include a recourse component. We do and, in the future, intend to enter into securitizations and long-term financing transactions, such as CLO issuances we sponsor, to use the proceeds from such transactions to reduce the outstanding balances under these financing facilities. Further, any financing facilities that we currently have or may use in the future to finance our assets may require us to provide additional collateral or pay down debt if the market value of our assets pledged or sold to the provider of the credit facility or the repurchase agreement counterparty decline in value. In addition, a significant portion of our borrowings are based on floating interest rates, the fluctuation of which could adversely affect our business and results of operations. Our use of leverage in a market that moves adversely to our business interests could result in a substantial loss to us, which would be greater than if we were not leveraged.

Incurring debt subjects us to many risks that, if realized, would materially and adversely affect us, including the risk that:

- our cash flow from operations may be insufficient to make required payments of principal, and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in: (i) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (ii) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements, and/or (iii) the loss of some or all of our assets to foreclosure or sale;
- our debt may increase our vulnerability to adverse economic and industry conditions, and investment yields may not increase with higher financing costs;
- we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and
- we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

We may incur substantial additional indebtedness in the future. Although the agreements governing our indebtedness do limit our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. To the extent that we incur substantial additional indebtedness in the future, the risks associated with our substantial leverage described herein, including our inability to meet all of our debt service obligations, would be exacerbated.

There can be no assurance that we will be able to utilize financing arrangements in the future on favorable terms, or at all.

There is no assurance that we will be able to obtain, maintain or renew our financing facilities on terms or advance rates favorable to us or at all. In order to borrow funds under a repurchase or warehouse agreement or other financing arrangement, the lender has the right to review the potential assets for which we are seeking financing and approve such asset in its sole discretion. Accordingly, we may be unable to obtain the consent of a lender or meet managed CLO reinvestment requirements to finance an investment and alternate sources of financing for such asset may not exist, especially during times of distress. In addition, even if we are able to obtain financing, any such borrowings may limit the length of time during which any given asset may be used as eligible collateral. Furthermore, any financing facility that we enter into will be subject to conditions and restrictive covenants relating to our operations, which may inhibit our ability to grow our business and increase revenues. To the extent we breach a covenant or cannot satisfy a condition, such facility may not be available to us, or may be required to be repaid in full or in part, which could limit our ability to pursue our business strategies. Further, lender consent may be required for the modification or restructuring of our loan collateral, which, if not obtained, may require us to repay our associated borrowing.

Additionally, if we are unable to securitize our loans, replenish a warehouse line of credit, or enter into CLO transactions, we may be required to seek other forms of potentially less attractive financing or otherwise to liquidate our assets. Furthermore, some of our warehouse lines of credit contain cross-default provisions. If a default occurs under one of these warehouse lines of credit and the lenders terminate one or more of these agreements, we may need to enter into replacement agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement agreements on the same terms as the terminated warehouse line of credit.

We may issue more unsecured corporate bonds in the future depending on the financing requirements of our business and market conditions. Our failure to maintain the credit ratings on our debt securities could negatively affect our ability to access capital and could increase our interest expense. The credit rating agencies periodically review our capital structure and the quality and stability of our earnings. Deterioration in our capital structure or the quality and stability of our earnings could result in a downgrade of the credit ratings on our Notes and other debt securities. Any negative ratings actions could constrain the capital available to us and could limit our access to funding for our operations. We are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes constrained, our interest costs could increase, which could have material adverse effect on our results of operations, financial condition and cash flows.

The effective subordination of our Notes, or other similar debt securities that we may issue in the future, may limit our ability to meet all of our debt service obligations.

Our Notes are unsecured and unsubordinated obligations and rank equally in right of payment with each other and with all of our unsecured and unsubordinated indebtedness. However, our Notes are effectively subordinated in right of payment to all of our secured indebtedness to the extent of the value of the collateral securing such indebtedness. As of December 31, 2022, we had $2.6 billion of secured consolidated indebtedness outstanding. While the indentures governing our Notes limit our ability to incur secured indebtedness in the future, they do not prohibit us from incurring such indebtedness if we and our subsidiaries are in compliance with certain financial ratios and other requirements at the time of incurrence. In the event of a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding with respect to us, the holders of any secured indebtedness will be entitled to proceed directly against the collateral that secures such indebtedness. Therefore, the collateral will not be available for satisfaction of any amounts owed under our unsecured indebtedness, including our Notes or similar debt securities that we may issue in the future, until such secured indebtedness is satisfied in full.

Our Notes are also effectively subordinated to all liabilities, whether secured or unsecured. In the event of a bankruptcy, liquidation, dissolution, reorganization, or similar proceeding with respect to any of our subsidiaries, we (as a common equity owner of such subsidiary), and therefore holders of our debt (including our Notes or similar debt securities that we may issue in the future), will be subject to the prior claims of such subsidiary's creditors, including trade creditors and preferred equity holders. As of December 31, 2022, our subsidiaries had approximately $4.2 billion of indebtedness and other liabilities outstanding and no preferred equity.

The indentures governing our Notes contain restrictive covenants that may limit our ability to expand or fully pursue our business strategies.

The indentures governing our Notes contain financial and operating covenants that may limit our ability to take specific actions, even if we believe them to be in our best interest and require us to, among other things, maintain at all times a specified ratio of indebtedness to equity and a certain level of unencumbered assets. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of our debt agreements may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events.

Our use of leverage may create a mismatch between the duration of financing and the life of the investments made using the proceeds of such financing.

We generally intend to structure our leverage such that we minimize the differences between the term of our investments and the leverage we use to finance such investments. However, under certain circumstances, we may determine not to do so or we may be unable to do so. In the event that our leverage is for a shorter term than the financed investment, we may not be able to extend or find appropriate replacement leverage, which would have an adverse impact on our liquidity and our returns. In the event that our leverage is for a longer term than the financed investment, we may not be able to repay such leverage or replace the financed investment with an optimal substitute or at all, which would negatively impact our desired leveraged returns.

We generally attempt to structure our leverage such that we minimize the differences between the index of our investments and the index of our leverage (i.e., financing floating rate investments with floating rate leverage and fixed rate investments with fixed rate leverage). If such a product is not available to us from our lenders on reasonable terms, we may use hedging instruments to effectively create such a match. For example, in the case of future fixed rate investments, we may finance such an investment with floating rate leverage, but effectively convert all or a portion of the attendant leverage to fixed rate using hedging strategies.

Our attempts to mitigate such risk are subject to factors outside our control, such as the availability of favorable financing and hedging options, which is subject to a variety of factors, of which duration and term-matching are only two. The risks of a duration mismatch are magnified by the potential for the extension of loans in order to maximize the likelihood and magnitude of their recovery value in the event the loans experience credit or performance challenges. Employment of this asset management practice would effectively extend the duration of our investments, while our liabilities have set maturity dates.

Our use of repurchase agreements to finance our securities and/or loans may give our lenders greater rights in the event that either we or a lender files for bankruptcy, including the right to repudiate our repurchase agreements, which could limit or delay our claims.

In the event of our insolvency or bankruptcy, certain repurchase agreements may qualify for special treatment under the U.S. Bankruptcy Code, the effect of which, among other things, would be to allow the lender under the applicable repurchase agreement to avoid the automatic stay provisions of the U.S. Bankruptcy Code, to foreclose on the collateral agreement without delay and to pursue claims for recourse against us. In the event of the insolvency or bankruptcy of a lender during the term of a repurchase agreement, the lender may be permitted under applicable insolvency laws to repudiate the contract, and our claim against the lender for damages may be treated simply as an unsecured claim. In addition, if the lender is a broker or dealer subject to the Securities Investor Protection Act of 1970, or an insured depository institution subject to the Federal Deposit Insurance Act, our ability to exercise our rights to recover our securities under a repurchase agreement or to be compensated for any damages resulting from the lender's insolvency may be further limited by those statutes. These claims would be subject to significant delay and, if and when received, may be substantially less than the damages we actually incur. Therefore, our use of repurchase agreements to finance our portfolio assets exposes our pledged assets to risk in the event of a bankruptcy filing by either a lender or ourselves.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying security and/or loans to us at the end of the transaction term, or if the value of the underlying security and/or loans has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

When we engage in repurchase transactions, we generally sell securities and/or loans to lenders (i.e., repurchase agreement counterparties) in return for cash from the lenders. The lenders then are obligated to resell the same securities and/or loans to us at the end of the term of the transaction. In a repurchase agreement, the cash we receive from a lender when we initially sell the securities and/or loans to such lender is less than the value of the securities and/or loans sold. If the lender defaults on its obligation to resell the same securities and/or loans to us under the terms of a repurchase agreement, we will incur a loss on the transaction equal to the difference between the value of the securities and/or loans sold and the cash we received from the lender (assuming there was no change in the value of the securities and/or loans). We also would lose money on a repurchase transaction if the value of the underlying securities and/or loans has declined as of the end of the transaction term, as we would have to repurchase the securities and/or loans for their initial value but would receive securities and/or loans worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender will be able to terminate the transaction and cease entering into any other repurchase transactions with us. Our repurchase agreements generally contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements also could declare a default. If a default occurs under any of our repurchase agreements and the lenders terminate one or more of their repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses that we incur on our repurchase transactions could adversely affect our earnings.

We have financed, and may in the future seek to, finance certain of our shorter-term loans via CLOs, and such transactions involve significant risks, including that the sponsor of such transactions will receive distributions from the CLO only if the CLO generates enough income to first pay all the investors holding senior tranches and all CLO expenses.

We have financed certain of our shorter-term loans by contributing them into CLO transactions in which we retained securities rated below-investment grade. In CLOs, investors purchase specific tranches, or slices, of debt instruments that are secured or backed by a pool of loans. The CLO debt classes have a specific seniority structure and priority of payments. The most junior securities of a CLO are generally retained by the sponsor of the CLO and are usually entitled to all of the income generated by the pool of loans after the payment of debt service on all the more senior classes of debt and the payment of all expenses. Defaults on the pool of loans therefore first affect the most junior tranches. The subordinate tranches of CLO debt may also experience a lower recovery and greater risk of loss, including risk of deferral or non-payment of interest than more senior tranches of the CLO debt because they bear the bulk of defaults from the loans held in the CLO and serve to protect the other, more senior tranches from default in all but the most severe circumstances. Often CLOs contain loans that are more transitional than loans contributed to conduit securitizations. Despite the protection provided by the subordinate tranches, even more senior CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, decline in market value due to market anticipation of defaults and aversion to CLO securities as a class. Further, the transaction documents relating to the issuance of CLO securities may impose eligibility criteria on the assets of the CLO, restrict the ability of the CLO's sponsor to trade investments and impose certain portfolio-wide asset quality requirements. For example, reinvestment of loans into a CLO is subject to pre-approval by certain rating agencies. Finally, the Risk Retention Rule imposes a retention requirement of 5% of the issued debt classes by the sponsor of the CLO (as described above). These criteria, restrictions and requirements may limit the ability of the CLO's sponsor (or collateral manager) to maximize returns on the CLO securities.

In addition, CLOs may not be actively traded, are relatively illiquid investments, and volatility in CLO trading market may cause the value of these investments to decline. The market value of CLO securities may be affected by, among other things, changes in the market value of the underlying loans held by the CLO, changes in the distributions on the underlying loans, defaults and recoveries on the underlying loans, capital gains and losses on the underlying losses (or foreclosure assets), prepayments on underlying loan and the availability, prices and interest rate of underlying loans. Furthermore, the leveraged nature of each subordinated tranche may magnify the adverse impact on such class of changes in the value of the loans, changes in the distributions on the loans, defaults and recoveries on the loans, capital gains and losses on the loans (or foreclosure assets), prepayment on loans and availability, price and interest rates of the loans.

Because of the requirements of the Risk Retention Rule, if we purchase a horizontal subordinate strip of a CLO to satisfy the Risk Retention Rule, we would not be able to dispose of those subordinate interests during the required risk retention period, which may increase our risk of loss.

A CLO may include certain interest coverage tests, overcollateralization coverage tests or other tests that, if not met, may result in a change in the priority of distributions, which may result in the reduction or elimination of distributions to the subordinate debt and equity tranches until the tests have been met or certain senior classes of securities have been paid in full. Accordingly, if we hold subordinate debt interests in a CLO that contains such tests and such tests are not satisfied, we may experience a significant reduction in our cash flow from those interests.

Furthermore, if any CLO that we sponsor or hold interests in fails to meet certain tests relevant to the most senior debt issued and outstanding by the CLO issuer, an event of default may occur under that CLO. If that occurs, (i) if we were serving as manager of the CLO, our ability to manage the CLO may be terminated and (ii) our ability to attempt to cure any defaults in the CLO may be limited, which would increase the likelihood of a reduction or elimination of cash flow and returns to us in the CLOs for an indefinite time.

We cannot predict the effects of the transition away from LIBOR on Ladder's assets, liabilities and results of operations.

On July 29, 2021, the Alternative Reference Rates Committee formally announced and recommended Term SOFR (Secured Overnight Financing Rate) as an alternative reference rate to LIBOR. The most commonly used tenors of U.S. dollar LIBOR (overnight and one, three, six and 12 months) will either cease to be published by any benchmark administrator or no longer be representative immediately after June 30, 2023. We have both assets and liabilities that are affected by this transition.

As of December 31, 2022, our loan portfolio included $3.4 billion of floating rate loans, 68% or $2.3 billion of which have interest rates tied to LIBOR and 32% or $1.1 billion of which have interest rates tied to Term SOFR. Since early 2022, we have originated new floating rate loans with interest rates tied to Term SOFR. We have implemented fallback language for our LIBOR-based mortgage loans including, in most cases, adjustments as applicable to maintain the anticipated economic terms of the existing contracts. We expect to complete the process of converting our LIBOR-based loans to Term SOFR during the second quarter of 2023 in advance of the June 30, 2023 phase-out date for LIBOR.

As of December 31, 2022, our securities portfolio included $513.0 million of floating rate securities, 84% or $430.1 million of which have interest rates tied to LIBOR and 16% or $82.9 million of which have interest rates tied to Term SOFR. The indentures governing these securities generally provide the issuers or trustees some discretion as to the selection of a replacement benchmark and timing of the benchmark transition. We also use derivative instruments that reference LIBOR.

As of December 31, 2022, we had $2.2 billion of floating rate indebtedness, 59% or $1.3 billion of which have interest rates tied to LIBOR and 41% or $0.9 billion of which have interest rates tied to Term SOFR. Our remaining LIBOR-based indebtedness consists of (i) bilateral repurchase facilities which have previously implemented LIBOR fallback language, (ii) FHLB debt, for which the replacement index and timing of transition will be determined in the sole discretion of the lender, and (iii) CLO debt which will transition to a new benchmark index pursuant to the terms of its indentures. We expect all of our indebtedness to transition to a new benchmark index prior to the June 30, 2023 phase-out date for LIBOR.

While our loan documents generally allow us, and our debt arrangements generally allow our lenders, to substitute a new index if the current index is no longer available and there has been considerable guidance on the recommended timing and form of the transition away from LIBOR from regulators, agencies and industry working groups, there are additional risks from uncertainty as to such transition, including:

- the performance of LIBOR during any phase-out period;
- the nature of, and methodology for administering, any replacement reference rate;
- whether we will be able to modify all existing documentation before the discontinuation of LIBOR;
- whether the documentation for our products will allow those products to qualify for the legal protection against litigation and statutory solutions contained in certain legislation related to the LIBOR transition;
- the potential need to amend existing documentation and modify systems, controls, procedures and models;
- whether our lenders may instead choose alternative replacement reference rates that may differ from LIBOR in ways similar to Term SOFR or in other ways; and
- other unforeseen impacts of the transition away from LIBOR.

Additionally, there can be no guarantee that existing or new provisions for alternative reference rates in our products will include adequate methodologies for adjustments or that the alternative reference rates will be similar to or produce the economic equivalent of, or be more or less favorable than, LIBOR, particularly during times of economic stress. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined and any changes to benchmark interest rates could increase our financing costs or reduce our interest income, which could impact our results of operations, cash flows and the market value and liquidity of our investments. There could be a mismatch between the timing of the transition from LIBOR to a replacement rate between our investments and our financing, or a mismatch between the replacement rate used by our investments and our financing. Furthermore, the transition away from LIBOR may adversely impact our ability to manage and hedge exposures to changes in interest rates using derivative instruments. Changes or uncertainty resulting from the transition from LIBOR to a replacement rate, including any market dislocations and disruptions as a result thereof, could adversely affect our business, reputation, increase the risk of litigation or other disputes, and increase transition-related expenses, among other adverse consequences.

While we continue to monitor developments regarding the transition away from LIBOR and are working with borrowers, lenders, advisors and working groups to minimize the impact of such transition on our results of operations, cash flows and the market value and liquidity of our investments, we can provide no assurances in connection with any such impact.

Risks Related to Regulatory and Compliance Matters

Actual or perceived environmental, social and governance matters may cause us to incur additional costs or reputational harm, or result in investors ceasing to allocate their capital to us, all of which could adversely affect our business and results of operations.

There has been increasing scrutiny on companies from investors, regulators and other stakeholders related to environmental, social and governance ("ESG") matters.

A variety of organizations, such as ESG ratings agencies, have developed and publish, and others may in the future develop and publish, rating systems and other scoring and reporting mechanisms to evaluate and compare our ESG performance with that of others in our industry. We do not participate in all such systems and may not score as well in all of the available ratings systems, as the proliferation of third-party providers of ESG ratings and reports has resulted in varied standards. These ratings systems may, for example, not be correlated to each other, depend on estimates, and continue to evolve. Further, the extent to which such rating agencies accept company feedback and the timing for reflecting such feedback in their reports varies, and scores are often based on a relative ranking, which may cause our scores to deteriorate if peer rankings improve. Still, current shareholders and prospective investors may use these ratings, and/or their own internal ESG benchmarks, to determine whether, and to what extent, they may choose to invest in our securities, engage with us to advocate for improved ESG performance or disclosure, make voting decisions as shareholders, or take other actions to hold us and our board of directors accountable with respect to ESG matters.

Regardless of the industry, investors' increased focus related to ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of a company's ESG practices or ratings. If we do not adapt to or comply with ESG rating agency, investor or other stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected. ESG rating agencies and our stakeholders may look to us to implement more or different ESG procedures, standards or goals in order to improve our ratings, continue engaging with us, remain invested in us, or before they make further investments in us. In addition, the standards for tracking and reporting on ESG matters are relatively new, have not been harmonized, and continue to evolve. As a result, our selection of ESG disclosure frameworks and topics may change from time to time, may result in a lack of comparative data from period to period, or differ from the expectations of our shareholders and other stakeholders. To the extent investors focused on ESG ratings or matters are not satisfied with our ESG ratings or progress, we may not be able to raise sufficient capital, which may adversely affect our revenues. Relatedly, collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, and can present numerous operational, reputational, financial, legal and other risks, any of which could have negative impact on our business, reputation and stock price. Additionally, adverse incidents with respect to ESG activities could impact our reputation or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. If we do not successfully manage expectations across these varied stakeholder interests, it could erode stakeholder trust, impact our reputation, and constrain our investment opportunities.

There is also a growing regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors. Any new rules or regulations may result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place strain on our personnel, systems and resources.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our amended and restated certificate of incorporation and amended and restated by-laws may delay or prevent a merger or acquisition that a shareholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for shareholder proposals and nominations, and placing limitations on convening shareholder meetings. In addition, we are subject to provisions of the Delaware General Corporate Law (the "DGCL") that restrict certain business combinations with interested shareholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

If our subsidiary that is regulated as a registered investment adviser is unable to meet the requirements of the SEC or fails to comply with certain U.S. federal and state securities laws and regulations, it may face termination of its investment adviser registration, fines or other disciplinary action.

Our subsidiary, LCAM, is regulated by the SEC as a registered investment adviser. Registered investment advisers are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, fiduciary duties to advisory clients, maintaining an effective compliance program, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients and general anti-fraud prohibitions. LCAM currently provides investment advisory services solely to Ladder-sponsored CLO Issuers. The CLO Issuers invest primarily in first mortgage loans secured by commercial real estate originated or acquired by Ladder and in participation interests in such loans. Non-compliance with the Advisers Act or other U.S. federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational damage.

Our subsidiary that operates as a captive insurance company is subject to insurance laws and its outstanding borrowings are subject to the lending policies of the FHLB.

We maintain a captive insurance company, Tuebor, to provide coverage previously self-insured by us, including nuclear, biological or chemical coverage, excess property coverage and excess errors and omissions coverage. The captive is regulated by the State of Michigan and is subject to regulations that cover all aspects of its business, including a requirement to maintain a certain minimum net capital. Violation of these regulations can result in revocation of its authorization to do business as a captive insurer or result in censures or fines. The captive could also be found to be in violation of the insurance laws of states other than Michigan (i.e., states where insureds are located), in which case, fines and penalties could apply from those states. Under certain circumstances, regulatory actions (such as new rulemakings) impacting the captive could result in limitations on the ability of the captive to borrow from the FHLB and thereby impact the FHLB's availability as a source of financing for our operations.

Effective February 19, 2021, the captive is no longer permitted to initiate any new funding advances pursuant to the Federal Housing Finance Agency's ("FHFA") January 20, 2016 final rule amending its regulation of FHLB membership. Existing advances that mature after February 19, 2021 are permitted to remain in place until maturity of such advances. As a member, the captive is required to continue to hold shares of FHLB stock based on the amount of funds borrowed until its outstanding debt is repaid. Like any other investment, the captive's participation in the FHLB involves some risk of loss and/or access to assets of the captive, both with respect to the shares of FHLB stock and the assets provided by the captive as collateral for its borrowings.

Tuebor's outstanding advances from the FHLB as of December 31, 2022 were $213 million. FHLB advances amounted to 5.0% of the Company's outstanding debt obligations as of December 31, 2022.

Our officers and directors may be involved in other businesses related to the commercial real estate industry and potential conflicts of interests may arise if we invest in commercial real estate instruments or properties affiliated with such businesses.

Our officers or directors may be involved in other businesses related to the commercial real estate industry, and we may wish to invest in commercial real estate instruments or properties affiliated with such persons. Potential conflicts of interest may exist in such situations, and as a result, the benefits to our business of such investments may be limited. Although we do have a policy governing approval of certain related party transactions by the board of directors, we do not expressly prohibit our directors, officers, security holders or affiliates from having a direct or indirect pecuniary interest in any transaction in which we have an interest or engaging for their own account in business activities of the types that we conduct.

Certain of our entities may make loans to other of our entities on other-than-arms'-length terms.

Certain of our entities have in the past and may in the future make loans to other of our entities. Such loans may be made on other-than-arms'-length terms, and as a result, we could be deemed to be subject to an inherent conflict of interest in the event that the interest rates and related fees of such loans differ from those rates and fees then available in the marketplace. We expect that such loans will not give rise to a conflict of interest because such loans generally will be made at rates, and subject to fees, lower than those available in the marketplace; however, we will attempt to resolve any conflicts of interest that arise in a fair and equitable manner.

Risks Related to Our Investment Company Act Exemption

Maintenance of our exemption from registration under the Investment Company Act imposes significant limits on our operations. The value of our securities, including our Class A common stock, may be adversely affected if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that neither we nor any of our subsidiaries (including any series thereof) are required to register as an investment company under the Investment Company Act.

If we or any of our subsidiaries (including any series thereof) fail to qualify for, and maintain an exemption from, registration under the Investment Company Act, or an exclusion from the definition of an investment company, we could, among other things, be required either to: (i) substantially change the manner in which we conduct our operations to avoid being required to register as an investment company; (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so; or (iii) register as an investment company under the Investment Company Act, any of which could have an adverse effect on us, our financial results, the sustainability of our business model, the value of our securities (including the Notes) or our ability to satisfy our obligations in respect of the Notes.

If we or any of our subsidiaries (including any series thereof) were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change its operations and we would not be able to conduct our business as described herein. For example, because affiliate transactions are generally prohibited under the Investment Company Act, we would not be able to enter into certain transactions with any of our affiliates if we are required to register as an investment company, which could have a material adverse effect on our ability to operate our business.

If we were required to register ourselves as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

We believe we are not an investment company under Section 3(a)(1)(A) of the Investment Company Act because we do not engage primarily, or hold ourselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. However, under Section 3(a)(1)(C) of the Investment Company Act, because we are a holding company that will conduct its businesses primarily through majority-owned subsidiaries (including any series thereof), the securities issued by these subsidiaries (including any series thereof) that are excepted from the definition of "investment company" under Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a combined value in excess of 40% of the value of our adjusted total assets (exclusive of government securities and cash items) on an unconsolidated basis (the "40% test"). This requirement limits the types of businesses in which we may engage through our subsidiaries (including any series thereof). In addition, the assets we and our subsidiaries (including any series thereof) may originate or acquire are limited by the provisions of the Investment Company Act and the rules and regulations promulgated thereunder, which may adversely affect our business.

We expect that certain of our subsidiaries (including any series thereof) may rely on the exclusion from the definition of "investment company" under the Investment Company Act pursuant to Section 3(c)(5)(C) of the Investment Company Act, which is available for entities "primarily engaged" in the business of "purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exclusion, as interpreted by the staff of the SEC, requires that an entity invest at least 55% of its assets in qualifying real estate assets and at least 80% of its assets in qualifying real estate assets and real estate-related assets. We expect each of our subsidiaries (including any series thereof) relying on Section 3(c)(5)(C) to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. However, the SEC's guidance was issued in accordance with factual situations that may be substantially different from the factual situations we may face. We have not received, nor have we sought, a no-action letter from the SEC regarding how our investment strategy fits within the exclusions from the definition of an "investment company" under the Investment Company Act that we and our subsidiaries (including any series thereof) are relying on. No assurance can be given that the SEC staff will concur with the classification of each of our subsidiaries' assets. The SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for an exclusion from the definition of an "investment company" under the Investment Company Act. If we are required to re-classify our assets, certain of our subsidiaries (including any series thereof) may no longer be in compliance with the exclusion from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act, and, in turn, we may not satisfy the requirements to avoid falling within the definition of an "investment company" provided by Section 3(a)(1)(C). To the extent that the SEC staff publishes new or different guidance or disagrees with our analysis with respect to any assets of our subsidiaries we have determined to be qualifying real estate assets or real estate-related assets, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in a subsidiary holding assets we might wish to sell or selling assets we might wish to hold.

Any of the Company or our subsidiaries (including any series thereof) may rely on the exemption provided by Section 3(c)(6) of the Investment Company Act to the extent that they primarily engage, directly or through majority-owned subsidiaries (including any series thereof), in the businesses described in Sections 3(c)(3), 3(c)(4) and 3(c)(5) of the Investment Company Act. The SEC staff has issued little interpretive guidance with respect to Section 3(c)(6) and any guidance published by the staff could require us to adjust our strategy accordingly.

We determine whether an entity (including any series thereof) is one of our majority-owned subsidiaries. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

There can be no assurance that the laws and regulations governing the Investment Company Act exemptions and exclusions described above will not change in a manner that adversely affects our operations, including the SEC or its staff providing more specific or different guidance regarding Section 3(c)(5)(C), including the nature of the assets that qualify for purposes of the exclusion and whether companies that are engaged in the business of acquiring mortgages and mortgage-related instruments should be regulated in a manner similar to investment companies. If we or our subsidiaries (including any series thereof) fail to maintain an exemption from registration under the Investment Company Act, we could, among other things, be required to: (i) change the manner in which we conduct our operations to avoid being required to register as an investment company; (ii) effect sales of our assets in a manner that, or at a time when, we would not otherwise choose to do so; or (iii) register as an investment company, any of which could negatively affect our financial results, the sustainability of our business model, or the value of our securities. In addition, if we or any of our subsidiaries were required to register as an investment company under the Investment Company Act, the registered entity would become subject to substantial regulation with respect to capital structure (including the ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

Risks Related to Hedging

We may enter into hedging transactions that could expose us to contingent liabilities in the future and adversely impact our financial condition.

Part of our strategy involves entering into hedging transactions that could require us to fund cash payments in certain circumstances (such as the early termination of the hedging instrument caused by an event of default or other early termination event, or the decision by a counterparty to request margin transfers it is contractually owed under the terms of the hedging agreement). These potential payments will be contingent liabilities and, therefore, may not appear in our financial statements. The amount due would be equal to the unrealized loss of the open positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held, compliance with REIT rules, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect our business because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;
- due to a credit loss or other factors, the duration of the hedge may not match the duration of the related liability;
- applicable law may require mandatory margining or clearing of certain interest rate hedges we may wish to use, which may raise costs;
- the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign the hedging transaction;
- we may have to limit our use of hedging techniques that might otherwise be advantageous or to implement those hedges through a TRS to comply with REIT requirements, increasing the cost of our hedging activities because our TRSs would be subject to tax on gains and hedging-related losses in our TRSs will generally not provide any tax benefit, except for losses carried forward against future taxable income in the TRSs; and
- the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

In addition, we may fail to recalculate, readjust and execute hedges in an efficient manner.

Any hedging activity in which we engage may materially and adversely affect our results of operations and cash flows. Therefore, while we may enter into such transactions seeking to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions or liabilities being hedged may vary materially. For a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio positions or liabilities being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

A liquid secondary market may not exist for certain hedging instruments and they, therefore, may involve risks and costs that could result in material losses.

The enforceability of certain rights under agreements underlying certain hedging transactions may depend on compliance with applicable statutory and regulatory requirements under U.S. law and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty will most likely result in its default, potentially resulting in the loss of (or delay in obtaining) unrealized profits and forcing us to cover our commitments, if any, at the then current market price. A liquid secondary market may not exist for these hedging instruments, and we may be required to maintain a position until exercise or expiration, which could result in material losses.

We may enter into hedging transactions that are subject to mandatory clearing and/or margin requirements.

Part of our strategy will involve entering into hedging transactions that may be subject to mandatory clearing under the Dodd-Frank Act and relevant Commodity Futures Trading Commission ("CFTC") regulations and therefore subject to associated margin requirements imposed by the applicable clearinghouse. The amount of margin we may be required to post on cleared transactions is subject to the rules of the relevant clearinghouse, which may provide the clearinghouse with discretion to increase those requirements. In addition, clearing intermediaries (e.g., futures commission merchants) who clear our trades with a clearinghouse may have contractual rights to increase the margin requirements above clearinghouse minimums.

With respect to uncleared swaps that could be needed to execute our hedging strategy, regulations that have been adopted in the U.S. (under the Dodd-Frank Act) impose mandatory margin requirements. Similar rules have been adopted in Europe and other jurisdictions where our dealer counterparties may be located. These rules impose obligations on many derivatives market participants to collect and post "variation margin" in connection with over-the-counter derivatives and, on a smaller group of market participants, to also collect and post "initial margin." The overall impact on us depends on the impact on prices in the interdealer derivatives market (which may affect the pricing we can obtain from dealers) and whether one or both of these margin requirements apply to our derivatives counterparties when transacting with us. Margin rules began to go into effect in various jurisdictions (including the United States) in 2016-17 and continue to be adopted and implemented. Initial margin requirements have been phased in over several years and, in general, apply only if both counterparties have derivatives activities over regulatory thresholds. When they apply, the initial margin rules for uncleared derivatives are generally intended to impose higher margin requirements than those applicable for similar cleared derivatives. It is possible that we could be subject to a requirement to post significantly more initial margin on uncleared swaps if relevant initial margin requirements become applicable to us, which could significantly increase the costs of engaging in uncleared swaps as part of our heading strategies.

Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition. In addition, the failure to satisfy a margin call may result in the liquidation of all or a portion of the relevant hedge transactions.

Risks Related to Our Class A Common Stock

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. If the market price of our Class A common stock declines significantly, you may be unable to sell your Class A common stock at or above your purchase price, if at all. We cannot assure you that the market price of our Class A common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A common stock or result in fluctuations in the price or trading volume of our Class A common stock include: variations in our quarterly operating results; failure to meet our earnings estimates; publication of research reports about us or the investment management industry or the failure of securities analysts to cover our Class A common stock after the offering; additions or departures of our executive officers and other key management personnel; adverse market reaction to any indebtedness we may incur or securities we may issue in the future; actions by shareholders; changes in market valuations of similar companies; speculation in the press or investment community; changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters; adverse publicity; a credit rating downgrade; and general market, economic and world health conditions. In addition,on July 27, 2022, the board of directors authorized the repurchase of $50.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the August 4, 2021, authorization from $39.5 million to $50.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The existence of this authorization and any repurchases pursuant thereto could affect our stock price and increase stock price volatility and could potentially reduce the market liquidity for our Class A common stock. Additionally, we are permitted to, and could, discontinue Class A common stock repurchases at any time and any such discontinuation could cause the market price of our Class A common stock to decline.

Our Class A common stock price may decline due to the large number of shares eligible for future sale and for exchange into Class A common stock, and current stockholders may be diluted by future equity issuances.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. Future issuances of Class A common stock, including under our 2014 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, will dilute existing stockholders. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. Similarly, the LLLP Agreement permits Series REIT and Series TRS to issue an unlimited number of additional Series Units with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Series Units, and which may be exchangeable for shares of our Class A common stock.

Our charter contains REIT-related restrictions on the ownership of, and ability to transfer our Class A common stock.

Among other things, our charter provides that, subject to the exceptions and the constructive ownership rules described therein, no person may own, or be deemed to own, in excess of (i) 9.8% in value of the outstanding shares of all classes or series of Ladder capital stock or (ii) 9.8% in value or number (whichever is more restrictive) of the outstanding shares of any class of Ladder common stock.

In addition, the charter prohibits: (i) any person from transferring shares of Ladder Capital stock if such transfer would result in shares of Ladder capital stock being beneficially owned by fewer than 100 persons, and (ii) any person from beneficially or constructively owning shares of Ladder capital stock if such ownership would result in Ladder failing to qualify as a REIT.

These ownership limitations and transfer restrictions could have the effect of delaying, deferring or preventing a takeover or other transaction in which shareholders might receive a premium for their shares of Ladder Capital stock over the then prevailing market price or which shareholders might believe to be otherwise in their best interest.

Risks Related to Our Taxation as a REIT

If we fail to qualify as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability, which would reduce the amount of cash available for distribution to our shareholders.

We operate and intend to continue operating in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. Although we have not requested and we do not intend to request a ruling from the IRS as to our REIT qualification, in connection with various corporate initiatives we have received opinions from Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis LLP with respect to our qualification as a REIT. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis LLP represent only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinions were expressed as of the date issued and does not cover subsequent periods. Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis LLP have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. Furthermore, both the validity of the opinions of Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis LLP, and our qualification as a REIT depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which are not monitored by Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis LLP. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the annual REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements as described below. Accordingly, there can be no assurance that the IRS will accept that our interests in subsidiaries or in securities of other issuers have and will not cause a violation of the REIT requirements.

If we were to fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax on our taxable income at regular corporate rates, and dividends paid to our shareholders would not be deductible by us in computing our taxable income. Any resulting corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our shareholders, which in turn could have an adverse impact on the value of our common stock. Unless we were entitled to relief under certain provisions of the Code, we also would be disqualified from taxation as a REIT for the four taxable years following the year in which we failed to qualify as a REIT.

Certain of our subsidiaries have also elected to be taxed as REITs under the Code and are, therefore, subject to the same risks in the event that they fail to qualify as REITs in any taxable year. If any of these subsidiaries were to fail to qualify as a REIT, then we might also fail to qualify as a REIT.

Our ownership of, and relationship with, TRSs is limited, and a failure to comply with the limits would jeopardize our REIT qualification, and our transactions with our TRSs may result in the application of a 100% excise tax if such transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may earn income that would not be REIT-qualifying income if earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock and securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

We elected for certain of our subsidiaries to be treated as TRSs. Our TRSs pay U.S. federal, state and local income tax on their consolidated taxable income, and their after-tax income will be available for distribution to us but will not be required to be distributed to us. We have structured the formation transactions such that the aggregate value of the TRS stock and securities owned by us will be less than 20% of the value of our total assets (including the TRS stock and securities). Furthermore, we monitor the value of our investments in our TRSs to ensure compliance with the rule that no more than 20% of the value of our assets may consist of TRS stock and securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the TRS limitations or to avoid application of the 100% excise tax discussed above.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a non-deductible 4% excise tax if the actual amount distributed to our shareholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws. We intend to make distributions to our shareholders to comply with the REIT qualification requirements of the Code.

From time to time, we may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, if we purchase CMBS at a discount, we are generally required to include the discount in taxable income prior to receiving the cash proceeds of the accrued discount at maturity. Additionally, if we incur capital losses in excess of capital gains, such net capital losses are not allowed to reduce our taxable income for purposes of determining our distribution requirement. Such net capital losses may be carried forward for a period of up to five years and applied against future capital gains subject to the limitation of our ability to generate sufficient capital gains, which cannot be assured. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions to make distributions sufficient to maintain our qualification as a REIT, or avoid corporate income tax and the non-deductible 4% excise tax in a particular year. These alternatives could increase our costs or reduce our shareholders' equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our common stock.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

To maintain our qualification as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly cash distributions to our shareholders out of legally available funds therefor. Our intended dividend policy as a REIT will be to pay quarterly distributions either in cash or stock which, on an annual basis, will equal all or substantially all of our net taxable income. We have not, however, established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described in this Annual Report. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, any debt covenants, maintenance of our REIT qualification, restrictions on making distributions under Delaware law and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future and our board of directors may change our distribution policy in the future. We believe that a change in any one of the following factors, among others, could adversely affect our results of operations and impair our ability to pay distributions to our shareholders:

- the profitability of the assets we hold or acquire;
- the allocation of assets between our REIT-qualified and non-REIT-qualified subsidiaries;
- our ability to make profitable investments and to realize profit therefrom;
- margin calls or other expenses that may reduce our cash flow; and
- defaults in our asset portfolio or decreases in the value of our portfolio.

We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions or any increase in the level of such distributions in the future.

If we were to make a taxable distribution of shares of our stock, shareholders may be required to sell such shares or sell other assets owned by them in order to pay any tax imposed on such distribution.

We may distribute taxable dividends that are payable in shares of our common stock. If we were to make such a taxable distribution of shares of our stock, shareholders would be required to include the full amount of such distribution as income. As a result, a shareholder may be required to pay tax with respect to such dividends in excess of cash received. Accordingly, shareholders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, in order to satisfy any tax imposed on such distribution. If a shareholder sells the shares it receives as a dividend in order to pay such tax, the sale proceeds may be less than the amount included in income with respect to the dividend. Moreover, in the case of a taxable distribution of shares of our stock with respect to which any withholding tax is imposed on a non-U.S. shareholder, we may have to withhold or dispose of part of the shares in such distribution and use such withheld shares or the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our shareholders determine to sell shares of our Class A common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our Class A common stock.

Distributions payable by REITs do not qualify for the reduced tax rates available for some dividends.

A reduced tax rate currently applies to income from "qualified dividends" payable to domestic shareholders that are individuals, trusts and estates. Distributions of ordinary income payable by REITs, however, generally are not eligible for these reduced rates. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay qualified dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, taxes on income from some activities conducted as a result of a foreclosure, excise taxes, state or local income, property and transfer taxes, such as mortgage recording taxes, and other taxes. In addition, in order to meet the REIT qualification requirements, prevent the recognition of certain types of non-cash income, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we intend to hold some of our assets through our TRSs or other subsidiary corporations that will be subject to corporate level income tax at regular corporate rates. In addition, if we lend money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to us, which could result in an even higher corporate level tax liability. Furthermore, the Code imposes a 100% excise tax on certain transactions between a TRS and a REIT that are not conducted on an arm's length basis. We intend to structure any transaction with a TRS on terms that we believe are arm's length to avoid incurring this 100% excise tax. There can be no assurances, however, that we will be able to avoid application of the 100% excise tax. The payment of any of these taxes would decrease cash available for distribution to our shareholders.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as REITs for U.S. federal income tax purposes, we and certain of our subsidiaries must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our stock. We may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make and, in certain cases, to maintain ownership of, certain attractive investments.

Further, to qualify as REITs, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments from our investment portfolio. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders.

The failure of assets subject to repurchase agreements to qualify as real estate assets could adversely affect our ability to qualify as a REIT.

We enter into certain financing arrangements that are structured as sale and repurchase agreements pursuant to which we nominally sell certain of our assets to a counterparty and simultaneously enter into an agreement to repurchase these assets at a later date in exchange for a purchase price. Economically, these agreements are financings that are secured by the assets sold pursuant thereto. We believe that we will be treated for REIT asset and income test purposes as the owner of the assets that are the subject of any such sale and repurchase agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the assets during the term of the sale and repurchase agreement, in which case we could fail to qualify as a REIT.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our Class A common stock nor gain from the sale of Class A common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

- part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our Class A common stock are predominantly held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT ownership tests, and we are not operated in a manner to avoid treatment of such income or gain as unrelated business taxable income;
- part of the income and gain recognized by a tax-exempt investor with respect to our Class A common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock;
- part or all of the income or gain recognized with respect to our Class A common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under the Code may be treated as unrelated business taxable income; and
- to the extent that we have "excess inclusion income," e.g., from: (i) us (or a part of us, or a disregarded subsidiary of ours) being treated as a "taxable mortgage pool"; (ii) us holding residual interests in a REMIC securitization; or (iii) us receiving income from another REIT that is treated as excess inclusion income, a portion of the distributions paid to a tax-exempt shareholder that is allocable to such excess inclusion income may be treated as unrelated business taxable income.

Liquidation of assets may jeopardize our REIT qualification or create additional tax liability for us.

To qualify as a REIT, we must comply with requirements regarding the composition of our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from them.

We may acquire mortgage-backed securities in the secondary market for less than their face amount. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding certain debt instruments acquired in the secondary market for less than their face amount. The discount at which such securities or debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount will nevertheless generally be treated as "market discount" for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the mortgage-backed security or debt instrument is made. If we collect less on the mortgage-backed security or debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions. In addition, pursuant to our ownership of certain mortgage-backed securities, we may be treated as holding distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under applicable Treasury regulations, the modified debt may be considered to have been reissued to us at a gain in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize taxable gain to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, even if the value of the debt or the payment expectations have not changed.

Moreover, some of the mortgage-backed securities that we acquire may have been issued with original issue discount. We are required to report such original issue discount based on a constant yield method and will be taxed based on the assumption that all future projected payments due on such mortgage-backed securities will be made. If such mortgage-backed securities turn out not to be fully collectible, an offsetting loss deduction will become available only in the later year that uncollectibility is provable.

Finally, in the event that mortgage-backed securities or any debt instruments we are treated as holding pursuant to our investments in mortgage-backed securities are delinquent as to mandatory principal and interest payments, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of structuring CMBS transactions, which would be treated as prohibited transactions for U.S. federal income tax purposes.

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (including U.S. Agency securities, but other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business by us or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to us. We could be subject to this tax if we were to dispose of or structure CMBS transactions in a manner that was treated as a prohibited transaction for U.S. federal income tax purposes. The 100% tax does not apply to gains from the sale of foreclosure property or property that is held through a TRS or other taxable corporation, as is the case with our securitization business, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

We intend to conduct our operations at the REIT level so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain transactions at the REIT level and may limit the structures we utilize for our CMBS transactions, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. We intend to structure our activities to avoid prohibited transaction characterization, but no assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment.

Our taxable income is calculated differently than net income based on U.S. GAAP.

Our taxable income may substantially differ from our net income based on U.S. GAAP. For example, interest income on our mortgage-related securities does not necessarily accrue under an identical schedule for U.S. federal income tax purposes as for accounting purposes. Please see Note 16 to our consolidated financial statements for the year ended December 31, 2022 included elsewhere in this Annual Report.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT.

If the fair market value or income potential of our assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-REIT-qualifying assets to maintain our REIT qualification. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. We may have to make decisions that we otherwise would not make absent the REIT election.

The Company's qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that the Company acquires, and the inaccuracy of any such opinions, advice or statements may adversely affect the Company's REIT qualification and result in significant corporate-level tax.

When purchasing securities, the Company may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute real estate assets for purposes of the REIT asset tests and produce income which qualifies for purposes of the REIT income tests. In addition, when purchasing the equity tranche of a securitization, the Company may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect the Company's REIT qualification and result in significant corporate-level tax.

Changes to U.S. federal income tax laws could materially and adversely affect us and our stockholders.

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the U.S. federal income tax treatment of an investment in our common equity. The U.S. federal income tax rules dealing with REITs constantly are under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which results in statutory changes as well as frequent revisions to regulations and interpretations. Revisions in U.S. federal tax laws and interpretations thereof could affect or cause us to change our investments and commitments and affect the tax considerations of an investment in us.


General Risk Factors


Our business model may not be successful. We may change our investment strategy and financing policy in the future without stockholder consent and any such changes may not be successful.

Our management team is authorized to follow broad investment guidelines that have been approved by our board of directors and has great latitude within those guidelines to determine which assets make proper investments for us. Those investment guidelines, as well as our financing strategy or hedging policies with respect to investments, originations, acquisitions, growth, operations, indebtedness, capitalization and distributions, may be changed at any time without the consent of our stockholders. There can be no assurance that any business model or business plan of ours will prove accurate, that our management team will be able to implement such business model or business plan successfully in the future or that we will achieve our performance objectives. Any business model of ours, including any underlying assumptions and predictions, merely reflect our assessment of the short- and long-term prospects of the business, finance and real estate markets in which we operate and should not be relied upon in determining whether to invest in our Class A common stock.

We may face difficulties in obtaining and maintaining required authorizations or licenses to do business.

In order to implement our business strategies, we may be required to obtain, maintain or renew certain licenses and authorizations (including "doing business" authorizations and licenses with respect to loan origination) from certain governmental entities and third parties. While we do not anticipate any delays or other complications relating to such licenses and authorizations, there is no assurance that any particular license or authorization will be obtained, maintained or renewed quickly or at all. Any failure of ours to obtain, maintain or renew such authorizations or licenses may adversely affect our business. Any material failure, alone or in aggregate, could lead to a default under certain of our financing arrangements and/or result in the unenforceability of our loan documents.

The accuracy of our financial statements may be materially affected if our estimates, including loan loss reserves, prove to be inaccurate.

Financial statements prepared in accordance with generally accepted accounting principles in the United States ("GAAP") require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include but are not limited to: (i) assessing the adequacy of the allowance for credit losses; (ii) determining the fair value of investment securities; (iii) assessing other than temporary impairments on securities; (iv) allocation of purchase price for acquired or foreclosed real estate; (v) determining the fair value of collateral acquired through foreclosure; and (vi) assessing impairments on real estate held for use or held for sale. These estimates, judgments and assumptions are inherently uncertain, especially in turbulent economic times, and, if they prove to be wrong, then we face the risk that charges to income will be required.

If we fail to maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

As a public company, we are subject to the reporting requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the New York Stock Exchange ("NYSE") rules. The requirements of these rules and regulations can be onerous and expensive and make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting.

We depend on our ability to produce accurate and timely financial statements in order to run our business. If we fail to do so, our business could be negatively affected, and our independent registered public accounting firm may be unable to attest to the accuracy of our financial statements.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis by the Company's internal controls. A significant deficiency is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant's financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis by the Company's internal controls.

Although we continuously monitor the design, implementation and operating effectiveness of our internal controls over financial reporting, there can be no assurance that significant deficiencies or material weaknesses will not occur in the future. If we fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that may not be prevented or detected on a timely basis, which could cause stakeholders to lose confidence in our reported financial information.

We incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of the Sarbanes-Oxley Act. If we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if significant deficiencies in our internal control over financial reporting are identified, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Accounting and tax rules for certain of our transactions are highly complex and involve significant judgment and assumptions. Changes in accounting interpretations or assumptions could impact our consolidated financial statements.

Accounting and tax rules for transfers of financial assets, securitization transactions, consolidation of variable interest entities, or ("VIEs"), and other aspects of our anticipated operations are highly complex and involve significant judgment and assumptions. These complexities could lead to a delay in preparation of financial information and the delivery of this information to our shareholders. Changes in accounting interpretations or assumptions could impact our consolidated financial statements, result in a need to restate our financial results and affect our ability to timely prepare our consolidated financial statements. Our inability to timely prepare our consolidated financial statements in the future would likely adversely affect our security prices significantly.

Litigation may adversely affect our business, financial condition and results of operations.

We are, from time to time, subject to legal and regulatory requirements applicable to our business and industry. We may be subject to various legal proceedings and these proceedings may range from actions involving a single plaintiff to class action lawsuits. Litigation can be lengthy, expensive and disruptive to our operations and results cannot be predicted with certainty. There may also be adverse publicity associated with litigation, regardless of whether the allegations are valid or whether we are ultimately found not liable. As a result, litigation may adversely affect our business, financial condition and results of operations.

There can be no assurance that our corporate insurance policies will mitigate all insurable losses, costs or damages to our business.

Based on our history and type of business, we believe that we maintain adequate insurance coverage to cover probable and reasonably estimable liabilities should they arise. However, there can be no assurance that these estimates will prove to be sufficient, nor can there be any assurance that the ultimate outcome of any claim or event will not have a material negative impact on our business prospects, financial position, results of operations or cash flows.

Cybersecurity threats or other security breaches could compromise sensitive information belonging to us or our employees, borrowers, clients and other counterparties and could harm our business and our reputation and subject us to regulatory scrutiny.

We rely on the efficacy of our cybersecurity policies and processes in order to protect our data assets from cyberattacks and intrusions. The secure operation of our information technology ("IT") networks and systems and the proper processing and maintenance of this information are critical to our business operations. The rise of high-profile security breaches by hackers, foreign governments, and other malicious actors has resulted in an increased risk of a security breach or IT disruption. Simultaneously, the state, federal and international regulatory environment related to information security, data collection and use, and privacy has become increasingly rigorous, with new and constantly changing requirements potentially applicable to our business.

We store sensitive data, including our proprietary business information and that of our borrowers and other counterparties, and confidential employee information, in our data centers and on our networks. Despite our security measures, like most companies, our information technology and infrastructure has been and likely will continue to be subject to security incidents or breaches. Such incidents may include unauthorized access to our data assets, phishing attacks, account takeovers, denial of service, malicious software, ransomware that encrypts critical data as part of a scheme to extort payment, and other electronic or cybersecurity breaches. The results of a significant security incident could include, but are not limited to, disrupted operations, misstated or misappropriated financial data, theft of personal information, intellectual property or other sensitive or confidential data, increased cybersecurity protection costs, and reputational damage adversely affecting customer or investor confidence. Because the techniques used to obtain unauthorized access to networks, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures against all forms of attack. Furthermore, in the operation of our business we also use third-party vendors that store certain sensitive data, including confidential information about our employees, and these third parties are subject to their own cybersecurity threats. While we conduct due diligence on our vendors, no due diligence is infallible and any security breach of our own or a third-party vendor's systems could cause us to be non-compliant with applicable laws or regulations, subject us to legal claims, regulatory investigations or other proceedings, and/or fines, disrupt our operations, damage our reputation, subject us to considerable remediation expenses and cause a loss of confidence in our products and services, any of which could adversely affect our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease our corporate headquarters office at 320 Park Avenue, 15th Floor, New York, New York, 10022. The Company also leases regional offices in Santa Monica, California and Miami, Florida. Refer to Schedule III included in Item 8 of this Annual Report on Form 10-K for a listing of investment properties owned as of December 31, 2022.

Item 3. Legal Proceedings

From time to time, we may be involved in litigation and claims incidental to the conduct of our business in the ordinary course. Further, certain of our subsidiaries, such as our registered investment adviser and captive insurance company, are subject to scrutiny by government regulators, which could result in enforcement proceedings or litigation related to regulatory compliance matters. We are not presently a party to any material enforcement proceedings, litigation related to regulatory compliance matters or any other type of material litigation matters. We maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock trades on the NYSE under the symbol "LADR."

Holders

On January 27, 2023, the Company had 26 Class A common shareholders of record. This does not include the beneficial ownership of shares held in nominee name. The closing price per share of Class A common stock on January 27, 2023 was $11.08. On January 27, 2023, the Company had no Class B common shareholders of record and no Class B common stock outstanding.

Stock Repurchases

On July 27, 2022, the board of directors authorized the repurchase of $50.0 million of the Company's Class A common stock from time to time without further approval. This authorization voided the remaining unused buyback capacity per the August 4, 2021 authorization, and increased the remaining authorization at the time from $39.5 million to $50.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. During the year ended December 31, 2022, the Company repurchased 783,599 shares of Class A common stock at an average of $10.11 per share for a total aggregate purchase price of $7.9 million. As of December 31, 2022, the Company has a remaining amount available for repurchase of $46.7 million, which represents 3.7% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.04 per share on such date.

The following table presents information with respect to repurchases of Class A common stock of the Company made during the three months ended December 31, 2022 ($ in thousands, except per share data and average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 1, 2022 - October 31, 2022	—	$ —	—	$ 47,376,723
November 1, 2022 - November 30, 2022	—	—	—	47,376,723
December 1, 2022 - December 31, 2022	62,300	10.27	62,300	46,737,061
Total	**62,300**	**$ 10.27**	**62,300**	**$ 46,737,061**

(1) In July 2022, our board of directors renewed the Company's ability to repurchase up to $50.0 million of the Company's Class A common stock from time to time.

(2) Amount excludes commissions paid associated with share repurchases.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information, as of December 31, 2022, relating to the 2014 Ladder Capital Corp Omnibus Incentive Equity Plan (the "2014 Omnibus Incentive Plan") pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	623,788	$ 14.84	8,792,686
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	**623,788**	**$ 14.84**	**8,792,686**

Performance Graph

Our Class A common stock began trading on the NYSE under the symbol "LADR" on February 6, 2014. Prior to that time, there was no public market for our Class A common stock.

The following graph compares total shareholder returns, assuming reinvestment of dividends, for the period December 31, 2017 through December 31, 2022 to the Bloomberg REIT Mortgage Index and the Standard & Poor's Index ("S&P 500 Index"). The closing price of the Company's Class A common stock on December 31, 2017 (on which the graph is based) was $13.72. The past shareholder return shown on the following graph is not necessarily indicative of future performance.

Total Shareholder Returns
Based upon initial investment of $100 on December 31, 2017 (1)



	Ladder Capital Corp	Bloomberg REIT Mortgage Index	S&P 500 Index
December 31, 2017	$ 100.00	$ 100.00	$ 100.00
December 31, 2018	$ 124.76	$ 97.37	$ 93.76
December 31, 2019	$ 153.60	$ 116.65	$ 120.84
December 31, 2020	$ 99.89	$ 93.95	$ 140.49
December 31, 2021	$ 121.97	$ 105.66	$ 178.27
December 31, 2022	$ 114.12	$ 88.66	$ 143.61

(1) Dividend reinvestment is assumed at quarter end.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes of Ladder Capital Corp included within this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Cautionary Statement Regarding Forward-Looking Statements" within this Annual Report and "Risk Factors" within this Annual Report for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements as a result of various factors, including but not limited to, those in "Risk Factors" set forth within this Annual Report.

References to "Ladder," the "Company," and "we," "our" and "us" refer to Ladder Capital Corp, a Delaware corporation incorporated in 2013, and its consolidated subsidiaries.

Ladder Capital Corp is the sole general partner of Ladder Capital Finance Holdings LLLP ("LCFH") and, as a result of the serialization of LCFH on December 31, 2014, became the sole general partner of Series REIT of LCFH. LC TRS I LLC, a wholly-owned subsidiary of Series REIT of LCFH, is the general partner of Series TRS of LCFH. Ladder Capital Corp has a controlling interest in Series REIT of LCFH, and through such controlling interest, also has a controlling interest in Series TRS of LCFH. Ladder Capital Corp's only business is to act as the sole general partner of LCFH and Series REIT of LCFH, and, as a result of the foregoing, Ladder Capital Corp directly and indirectly operates and controls all of the business and affairs of LCFH, and each Series thereof, and consolidates the financial results of LCFH, and each Series thereof, into Ladder Capital Corp's consolidated financial statements.

Overview

Ladder Capital is an internally-managed real estate investment trust ("REIT") that is a leader in commercial real estate finance. We originate and invest in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. Our investment activities include: (i) our primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. We believe that our in-house origination platform, ability to flexibly allocate capital among complementary product lines, credit-centric underwriting approach, access to diversified financing sources, and experienced management team position us well to deliver attractive returns on equity to our shareholders through economic and credit cycles.

Results of Operations

A discussion regarding our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 is presented below. A discussion regarding our results of operations for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

Year ended December 31, 2022 compared to the year ended December 31, 2021

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	Year Ended December 31,		
	2022	2021	Difference
Net interest income			
Interest income	$ 293,520	$ 176,099	$ 117,421
Interest expense	195,602	182,949	12,653
Net interest income (expense)	**97,918**	**(6,850)**	**104,768**
Provision for (release of) loan loss reserves, net	3,711	(8,713)	12,424
Net interest income (expense) after provision for (release of) loan losses	**94,207**	**1,863**	**92,344**
Other income (loss)			
Real estate operating income	108,269	101,564	6,705
Sale of loans, net	(2,511)	8,398	(10,909)
Realized gain (loss) on securities	(73)	1,594	(1,667)
Unrealized gain (loss) on equity securities	(41)	—	(41)
Unrealized gain (loss) on Agency interest-only securities	(45)	(91)	46
Realized gain (loss) on sale of real estate, net	115,998	55,766	60,232
Fee and other income	15,020	11,190	3,830
Net result from derivative transactions	12,360	1,749	10,611
Earnings (loss) from investment in unconsolidated ventures	1,410	1,579	(169)
Gain (loss) on extinguishment of debt	685	—	685
Total other income (loss)	**251,072**	**181,749**	**69,323**
Costs and expenses			
Compensation and employee benefits	75,836	38,347	37,489
Operating expenses	20,716	17,672	3,044
Real estate operating expenses	38,605	26,161	12,444
Fee expense	7,235	5,810	1,425
Depreciation and amortization	32,673	37,801	(5,128)
Total costs and expenses	**175,065**	**125,791**	**49,274**
Income (loss) before taxes	**170,214**	**57,821**	**112,393**
Income tax expense (benefit)	4,909	928	3,981
Net income (loss)	**$ 165,305**	**$ 56,893**	**$ 108,412**

Investment Overview

Activity for the year ended December 31, 2022 included originating and funding $1.3 billion in principal value of commercial mortgage loans, which was offset by $0.9 billion of principal repayments and $29.2 million of proceeds of sales of loans. We acquired $96.2 million of new securities, which was offset by $184.8 million of amortization in the portfolio and $5.8 million of sales, which partially contributed to a net decrease in our securities portfolio of $115.8 million during the year ended December 31, 2022. We acquired $24.8 million in real estate and received proceeds from the sale of real estate of $310.5 million as a result of the sale of eight investments.

Activity for the year ended December 31, 2021 included originating and funding $2.5 billion in principal value of commercial mortgage loans and $63.6 million of purchases of mortgage loans, which was offset by $305.6 million of sales and $1.1 billion of principal repayments. We acquired $247.0 million of new securities, which was offset by $438.6 million of sales and $164.5 million of amortization in the portfolio, which partially contributed to a net decrease in our securities portfolio of $355.0 million during the year ended December 31, 2021. We also invested $102.2 million in real estate, which included $81.8 million of real estate acquired via foreclosure, and received proceeds from the sale of real estate of $219.2 million.

Net Interest Income

The $117.4 million increase in interest income was primarily attributable to increases in prevailing interest rate benchmarks on our floating rate balance sheet loan and securities portfolios and an increase in net originations from our balance sheet first mortgage loans. For the year ended December 31, 2022, the amortized cost of loan investments averaged $3.9 billion and the amortized cost of securities investments averaged $0.6 billion. For the year ended December 31, 2021, loan investments averaged $2.5 billion and securities investments averaged $0.8 billion. There was a $1.4 billion increase in average loan investments and a $(0.2) billion decrease in average securities investments.

The $12.7 million increase in interest expense is primarily related to higher outstanding balances on our loan and security repurchase facilities at higher prevailing rates, and higher interest expense on our Contributed July 2021 CLO Loans and Contributed December 2021 CLO Loans debt issuances at higher prevailing rates. These increases were partially offset by a reduction in interest expense as a result of paydowns of our Secured Financing Facility and corporate revolver as well as a reduction in expense as a result of redemptions to our Notes.

The increase in net interest income before provision for loan losses of $104.8 million as explained in the paragraphs above is also attributable to a higher percentage of our owned assets being variable rate as compared to certain financing sources such as our unsecured bonds and our mortgage loan financing being fixed rate.

As of December 31, 2022, the weighted average yield on our mortgage loan receivables was 8.8%, compared to 5.7% as of December 31, 2021 as the weighted average yield on new loans originated was higher than the weighted average yield on loans that were securitized or paid off. As of December 31, 2022, the weighted average interest rate on borrowings against our mortgage loan receivables was 4.8%, compared to 2.6% as of December 31, 2021. The increase in the rate on borrowings against our mortgage loan receivables from December 31, 2021 to December 31, 2022 was primarily due to the increase in prevailing interest rates. As of December 31, 2022, we had outstanding borrowings secured by our mortgage loan receivables equal to 43.0% of the carrying value of our mortgage loan receivables, compared to 39.0% as of December 31, 2021.

As of December 31, 2022, the weighted average yield on our securities was 5.2%, compared to 1.7% as of December 31, 2021. As of December 31, 2022, the weighted average interest rate on borrowings against our securities was 4.8%, compared to 0.9% as of December 31, 2021. The increase in the rate on borrowings against our securities from December 31, 2021 to December 31, 2022 was primarily due to higher prevailing market borrowing rates as of December 31, 2022 compared to December 31, 2021. As of December 31, 2022, we had outstanding borrowings secured by our securities equal to 75.6% of the carrying value of our real estate securities, compared to 74.4% as of December 31, 2021.

Our real estate is comprised of non-interest bearing assets; however, interest incurred on mortgage financing collateralized by such real estate is included in interest expense. As of December 31, 2022, the weighted average interest rate on mortgage borrowings against our real estate was 5.5%, compared to 4.9% as of December 31, 2021. As of December 31, 2022, we had outstanding borrowings secured by our real estate equal to 71.1% of the carrying value of our real estate, compared to 77.9% as of December 31, 2021.

Provision for (release of) Loan Loss Reserves

The provision for the year ended December 31, 2022 was $3.7 million. The net increase represents an increase in the general reserve of loans held for investment of $6.5 million and an increase related to unfunded loan commitments of $0.3 million partially offset by a $3.1 million recovery of provision. The increase in provision associated with the general reserve during the year ended December 31, 2022 is primarily due to adverse changes in macroeconomic scenarios and an overall increase in the size of our balance sheet first mortgage portfolio as a result of net originations during that time.

The total provision for the year ended December 31, 2021 was a release of $8.7 million. The release represents a decline in the general reserve of loans held for investment of $8.6 million and the release on unfunded loan commitments of $0.1 million. The release during the year is primarily due to an improvement in macroeconomic assumptions along with newly issued loans with lower expected loss. For additional information, refer to "Allowance for Credit Losses and Non-Accrual Status" in Note 3, Mortgage Loan Receivables, to the consolidated financial statements.

Real Estate Operating Income

The increase of $6.7 million in real estate operating income was primarily attributable to an increase in operations as a result of the easing of restrictions in place due to COVID-19 and additions to our real estate portfolio, partially offset by real estate sales.

Sale of Loans, Net

Income (loss) from sale of loans, net, includes all loan sales, whether by securitization, whole loan sales or other means. Income (loss) from sale of loans, net also includes unrealized losses on loans related to lower of cost or market adjustments. During the year ended December 31, 2022, we sold two conduit loans for a net gain of $0.2 million and recorded $2.6 million of unrealized losses on loans related to lower of cost or market adjustments on our conduit loans. During the year ended December 31, 2021, we sold/transferred 16 conduit loans with an aggregate outstanding principal balance of $251.6 million and one balance sheet loan with an aggregate outstanding principal balance of $46.6 million resulting in a net gain of $8.4 million. During the year ended December 31, 2021, we recorded no realized losses on loans related to lower of cost or market adjustments. Income from sales of loans, net is subject to market conditions impacting timing, size and pricing and as such may vary significantly quarter to quarter.

Realized Gain (Loss) on Securities

The realized loss on securities for the year ended December 31, 2022 was $0.1 million compared to a realized gain of $1.6 million for December 31, 2021, which resulted in a net negative change of $1.7 million. For the year ended December 31, 2022, we sold $4.3 million of CMBS securities and $1.5 million of equity securities. For the year ended December 31, 2021, we sold $438.6 million of securities, comprised of $408.2.0 million of CMBS and $30.4 million of Agency securities.

Realized Gain (Loss) on Sale of Real Estate, Net

There was an increase of $60.2 million in realized gain (loss) on the sale of real estate. The increase was a result of aggregate gains of $116.0 million derived from the sale of two office properties for realized gain of $61.5 million, one warehouse property for a realized gain of $14.6 million, three apartment properties for a realized gain of $29.1 million and two retail properties for realized gain of $10.8 million for the year ended December 31, 2022. For the year ended December 31, 2021, there were sales of six retail properties for a realized gain of $53.8 million, one apartment property for a realized gain of $4.0 million and a realized loss on a land parcel of $2.0 million which resulted in an aggregate $55.8 million realized gain.

Fee and Other Income

We generate fee income on the loans we originate and in which we invest, and dividend income on our FHLB stock. The $3.8 million increase in fee and other income was primarily driven by an increase in borrower fees due to a larger loan portfolio offset by a decrease in placement fees and dividends from FHLB stock.

Net Result from Derivative Transactions

Net result from derivative transactions of $12.4 million is composed of realized gains of $11.8 million and an unrealized gain of $0.6 million for the year ended December 31, 2022, compared to a net gain of $1.7 million for the year ended December 31, 2021, which was comprised of a realized gain of $1.7 million and a $34 thousand unrealized loss resulting in a positive change of $10.6 million. The hedge positions primarily relate to fixed rate conduit loans, and securities investments. The derivative positions that generated these results were a combination of five and ten year U.S. treasury rate futures and interest rate swap futures that we employed in an effort to hedge the interest rate risk primarily on the financing of our fixed rate assets and the net interest income we earn against the impact of changes in interest rates. The gain in 2022 was primarily related to movement in interest rates during the year ended December 31, 2022. The total net result from derivative transactions is comprised of hedging interest expense, realized gains/losses related to hedge terminations and unrealized gains/losses related to changes in the fair value of asset hedges.

Earnings (Loss) from Investment in Unconsolidated Ventures

Earnings from our investment in Grace Lake LLC totaled $1.4 million, and $1.4 million for the years ended December 31, 2022 and 2021, respectively. There were no earnings (loss) from our investment in 24 Second Avenue for the year ended December 31, 2022 and $0.2 million for the year ended December 31, 2021. Refer to Note 6, Investment in and Advances to Unconsolidated Ventures, for further detail.

Gain (Loss) on Extinguishment of Debt

Gain (loss) on extinguishment of debt totaled $0.7 million for the year ended December 31, 2022. During the year ended December 31, 2022, the Company retired: (1) $4.0 million of principal of the 2025 Notes for a repurchase price of $3.7 million, recognizing a $0.3 million net gain on extinguishment of debt after recognizing $(23) thousand of unamortized debt issuance costs associated with the retired debt, (2) $1.0 million of principal of the 2027 Notes for a repurchase price of $0.8 million, recognizing a $0.2 million net gain on extinguishment of debt after recognizing $(9) thousand of unamortized debt issuance costs associated with the retired debt and (3) $1.0 million of principal of the 2029 Notes for a repurchase price of $0.8 million, recognizing a $0.2 million net gain on extinguishment of debt after recognizing $(14) thousand of unamortized debt issuance costs associated with the retired debt. There was no gain (loss) on extinguishment of debt for the year ended December 31, 2021. During the year ended December 31, 2021, the Company redeemed $146.7 million of principal of the 2021 Notes at par and $465.9 million of principal of the 2022 Notes at par.

Compensation and Employee Benefits

Compensation and employee benefits are comprised primarily of salaries, bonuses, equity-based compensation and other employee benefits. The increase of $37.5 million in compensation expense is primarily due to the timing of employee stock and bonus compensation in 2020, 2021 and 2022.

Operating Expenses

Operating expenses are primarily comprised of professional fees, lease expense and technology expenses. The increase during the year ended December 31, 2022 as compared to December 31, 2021 of $3.0 million was primarily related to an increase in professional fees.

Real Estate Operating Expenses

The increase during the year ended December 31, 2022 as compared to December 31, 2021 of $12.4 million in real estate operating expense is primarily the result of increases in expenses related to the acquisition of assets and an increase in hotel operations partially offset by real estate sales.

Fee Expense

Fee expense is comprised primarily of custodian fees, financing costs and servicing fees related to loans. The increase during the year ended December 31, 2022 as compared to December 31, 2021 of $1.4 million was primarily attributable to an increase in servicer fees as a result of increased average loan portfolio and an increase in professional fees, offset by a decrease in financing costs.

Depreciation and Amortization

The $5.1 million decrease during the year ended December 31, 2022 as compared to December 31, 2021 in depreciation and amortization is primarily attributable to the timing of the real estate sales and acquisitions during each period.

Income Tax (Benefit) Expense

Most of our consolidated income tax provision related to the business units held in our TRSs. The increase in expense of $4.0 million during the year ended December 31, 2022 as compared to December 31, 2021 is primarily a result of increases to GAAP income in our TRSs and an uncertain tax position.

Liquidity and Capital Resources

The management of our liquidity and capital diversity and allocation strategies is critical to the success and growth of our business. We manage our sources of liquidity to complement our asset composition and to diversify our exposure across multiple capital markets and counterparties.

We require substantial amounts of capital to support our business. The management team, in consultation with our board of directors, establishes our overall liquidity and capital allocation strategies. A key objective of those strategies is to support the execution of our business strategy while maintaining sufficient ongoing liquidity throughout the business cycle to service our financial obligations as they become due. When making funding and capital allocation decisions, members of our senior management consider: business performance; the availability of, and costs and benefits associated with, different funding sources; current and expected capital markets and general economic conditions; our asset composition and capital structure; and our targeted liquidity profile and risks relating to our funding needs.

To ensure that Ladder Capital can effectively address the funding needs of the Company on a timely basis, we maintain a diverse array of liquidity sources including: (1) cash and cash equivalents; (2) cash generated from operations; (3) proceeds from the issuance of the unsecured bonds; (4) borrowings under repurchase agreements; (5) principal repayments on investments including mortgage loans and securities; (6) borrowings under our Revolving Credit Facility; (7) proceeds from securitizations and sales of loans; (8) proceeds from the sale of securities; (9) proceeds from the sale of real estate; (10) proceeds from the issuance of CLO debt and other non-mark-to-market loan financing; and (11) proceeds from the issuance of equity capital. We use these funding sources to meet our obligations on a timely basis and have the ability to use our significant unencumbered asset base to further finance our business.

Our primary uses of liquidity are for: (1) the funding of loan, real estate-related and securities investments; (2) the repayment of short-term and long-term borrowings and related interest; (3) the funding of our operating expenses; and (4) distributions to our equity investors to comply with the REIT distribution requirements. We require short-term liquidity to fund loans that we originate and hold on our consolidated balance sheet pending sale, including through whole loan sale, participation, or securitization. We generally require longer-term funding to finance the loans and real estate-related investments that we hold for investment. We have historically used the aforementioned funding sources to meet the operating and investment needs as they have arisen and have been able to do so by applying a rigorous approach to long and short-term cash and debt forecasting.

In addition, as a REIT, we are also required to make sufficient dividend payments to our shareholders in amounts at least sufficient to maintain our REIT status. Under IRS guidance, we may elect to pay a portion of our dividends in stock, subject to a cash/stock election by our shareholders, to optimize our level of capital retention. Accordingly, our cash requirement to pay dividends to maintain REIT status could be substantially reduced at the discretion of the board.

Our principal debt financing sources include: (1) long-term senior unsecured notes in the form of corporate bonds; (2) CLO issuances; (3) committed secured funding provided by banks and other lenders; (4) long term non-recourse mortgage financing; (5) uncommitted secured funding sources, including asset repurchase agreements with a number of banks; and (6) secured advances from the FHLB through our captive insurance company.

In the future, we may also use other sources of financing to fund the acquisition of our assets, including credit facilities, warehouse facilities, repurchase facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized, may involve one or more lenders and may accrue interest at either fixed or floating rates. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Refer to "Financial Covenants" and "Our Financing Strategies" for further disclosure of our diverse financing sources and, for a summary of our financial obligations, refer to the Contractual Obligations table below. All of our existing financial obligations due within the following year can be extended for one or more additional years at our discretion, refinanced or repaid at maturity or are incurred in the normal course of business (i.e., interest payments/loan funding obligations).

Cash, Cash Equivalents and Restricted Cash

We held cash, cash equivalents and restricted cash of $659.6 million at December 31, 2022, of which $609.1 million was unrestricted cash and cash equivalents and $50.5 million was restricted cash. We held cash and cash equivalents of $548.7 million and restricted cash of $72.8 million as of December 31, 2021. As the COVID-19 pandemic evolved in 2020, management implemented a plan to mitigate the uncertainty in financial markets by increasing liquidity and obtaining additional non-recourse and non-mark-to-market financing. The additional liquidity was redeployed into new investments during 2021 and 2022.

Cash Flows

The following table provides a breakdown of the net change in our cash, cash equivalents, and restricted cash ($ in thousands):

	Year Ended December 31,	
	2022	**2021**
Net cash provided by (used in) operating activities	$ 106,710	$ 79,739
Net cash provided by (used in) investing activities	81,590	(651,460)
Net cash provided by (used in) financing activities	(150,244)	(91,017)
Net increase (decrease) in cash, cash equivalents and restricted cash	**$ 38,056**	**$ (662,738)**

Year ended December 31, 2022

We experienced a net increase in cash, cash equivalents and restricted cash of $38.1 million for the year ended December 31, 2022 reflecting cash provided by operating activities of $106.7 million, cash provided by investing activities of $81.6 million and cash used in financing activities of $(150.2) million.

Net cash provided by operating activities of $106.7 million was primarily driven by $29.2 million in proceeds from sale of loans and increases in net interest income and increases in net operating income on our real estate portfolio partially offset by $(61.3) million of originations of mortgage loans held for sale.

Net cash provided by investing activities of $81.6 million was driven by $909.8 million of repayment from mortgage loan receivables, $310.5 million proceeds from the sale of real estate, $184.8 million in repayments on securities, and $5.8 million of proceeds from sale of securities, partially offset by $(1.2) billion of origination of mortgage loans held for investment and $(96.2) million in purchases of securities.

Net cash used in financing activities of $(150.2) million was primarily as a result of $(107.0) million of dividend payments, $(29.5) million of capital distributed to noncontrolling interests in consolidated ventures, $(11.4) million of shares acquired to satisfy minimum federal and state tax withholdings on restricted stock, $(7.9) million purchase of treasury stock, and $(8.3) million in deferred financing cost, partially offset by net repayments of borrowings of $13.7 million.

Year ended December 31, 2021

We experienced a net decrease in cash, cash equivalents and restricted cash of $(662.7) million for the year ended December 31, 2021 reflecting cash provided by operating activities of $79.7 million, cash used in investing activities of $(651.5) million and cash used in finance activities of $(91.0) million.

Net cash provided by operating activities of $79.7 million was primarily driven by $259.1 million of proceeds from sales of mortgage loans held for sale and positive net operating income on our real estate portfolio, partially offset by $(220.4) million of originations of mortgage loans held for sale and net interest expense.

Net cash used in investing activities of $(651.5) million was driven by usage of $(2.3) billion of origination of mortgage loans held for investment, $(247.0) million in purchases of real estate securities, $(63.6) million of purchases of mortgage loans held for investment, and $(20.5) million in purchases of real estate. These uses were partially offset by $1.1 billion of repayment from mortgage loan receivables, $438.6 million of proceeds from sale of real estate securities, $190.9 million proceeds from the sale of real estate, $164.5 million in repayments on securities, and $46.6 million of proceeds from the sale of mortgage loan receivables held for investment.

Net cash used in financing activities of $(91.0) million was primarily as a result of $(100.6) million of dividends payments, $(9.0) million in purchase of treasury shares, $(4.5) million of shares acquired to satisfy minimum federal and state tax withholdings on restricted stock, and $(3.2) million in deferred financing costs partially offset by net borrowings of $25.5 million.

Unencumbered Assets

As of December 31, 2022, we held unencumbered cash of $609.1 million, unencumbered loans of $1.7 billion, unencumbered securities of $97.5 million, unencumbered real estate of $140.3 million and $351.6 million of other assets not secured by any portion of secured indebtedness. As of December 31, 2021, we held unencumbered cash of $0.5 billion, unencumbered loans of $1.7 billion, unencumbered securities of $150.9 million, unencumbered real estate of $85.9 million and $358.5 million of other assets not secured by any portion of secured indebtedness.

Borrowings under various financing arrangements

Our financing strategies are critical to the success and growth of our business. We manage our leverage policies to complement our asset composition and to diversify our exposure across multiple counterparties. Our borrowings under various financing arrangements as of December 31, 2022 are set forth in the table below ($ in thousands):

	December 31, 2022
Committed loan repurchase facilities	$ 616,894
Committed securities repurchase facility	8,640
Uncommitted securities repurchase facilities	222,328
Total repurchase facilities	847,862
Revolving credit facility	—
Mortgage loan financing(1)	497,991
CLO debt(2)	1,058,462
Borrowings from the FHLB	213,000
Senior unsecured notes(3)	1,628,382
Total debt obligations, net	**$ 4,245,697**

(1) Presented net of unamortized debt issuance costs of $1.9 million as of December 31, 2022.
(2) Presented net of unamortized debt issuance costs of $5.9 million as of December 31, 2022.
(3) Presented net of unamortized debt issuance costs of $15.4 million as of December 31, 2022.

The Company's repurchase facilities include covenants covering minimum net worth requirements (ranging from $400.0 million to $871.4 million), maximum reductions in net worth over stated time periods, minimum liquidity levels (typically $30.0 million of cash or a higher standard that often allows for the inclusion of different percentages of liquid securities in the determination of compliance with the requirement), maximum leverage ratios (calculated in various ways based on specified definitions of indebtedness and net worth) and a fixed charge coverage ratio of 1.25x, and, in the instance of one lender, an interest coverage ratio of 1.50x, in each case, if certain liquidity thresholds are not satisfied. We were in compliance with all covenants as of December 31, 2022 and December 31, 2021. Further, certain of our financing arrangements and loans on our real property are secured by the assets of the Company, including pledges of the equity of certain subsidiaries or the assets of certain subsidiaries. From time to time, certain of these financing arrangements and loans may prohibit certain of our subsidiaries from paying dividends to the Company, from making distributions on such subsidiary's capital stock, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or other assets to the Company or other subsidiaries of the Company.

Committed loan facilities

We are a party to multiple committed loan repurchase agreement facilities, totaling $1.3 billion of credit capacity. As of December 31, 2022, the Company had $616.9 million of borrowings outstanding, with an additional $683.1 million of committed financing available. As of December 31, 2021, the Company had $184.5 million of borrowings outstanding, with an additional $1.0 billion of committed financing available. Assets pledged as collateral under these facilities are generally limited to whole mortgage loans collateralized by first liens on commercial real estate, mezzanine loans collateralized by equity interests in entities that own commercial real estate, and certain interests in such first mortgage and mezzanine loans. Our repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, and maximum debt/equity ratios. We believe we were in compliance with all covenants as of December 31, 2022.

We have the option to extend some of our existing facilities subject to a number of customary conditions. The lenders have sole discretion with respect to the inclusion of collateral in these facilities, to determine the market value of the collateral on a daily basis, and, if the estimated market value of the included collateral declines, the lenders have the right to require additional collateral or a full and/or partial repayment of the facilities (margin call), sufficient to rebalance the facilities. Typically, the facilities are established with stated guidelines regarding the maximum percentage of the collateral asset's market value that can be borrowed. We often borrow at a lower percentage of the collateral asset's value than the maximum leaving us with excess borrowing capacity that can be drawn upon at a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis.

Committed securities facility

We are a party to a term master repurchase agreement with a major U.S. banking institution for CMBS, totaling $100.0 million of credit capacity. As we do in the case of borrowings under committed loan facilities, we often borrow at a lower percentage of the collateral asset's value than the maximum, leaving us with excess borrowing capacity that can be drawn upon a later date and/or applied against future margin calls so that they can be satisfied on a cashless basis. As of December 31, 2022, the Company had $8.6 million borrowings outstanding, with an additional $91.4 million of committed financing available. As of December 31, 2021, the Company had a previous agreement which allotted a higher borrowing capacity with $44.1 million of borrowings outstanding, and an additional $818.7 million of committed financing available.

Uncommitted securities facilities

We are a party to multiple master repurchase agreements with several counterparties to finance our investments in CMBS and U.S. Agency securities. The securities that served as collateral for these borrowings are highly liquid and marketable assets that are typically of relatively short duration.

Revolving credit facility

The Company's revolving credit facility ("Revolving Credit Facility") provides for an aggregate maximum borrowing amount of $323.9 million, including a $25.0 million sublimit for the issuance of letters of credit. The Revolving Credit Facility is available on a revolving basis to finance the Company's working capital needs and for general corporate purposes. On July 27, 2022, the Company amended its Revolving Credit Facility to increase the maximum borrowing amount to $323.9 million, extend the maturity date to July 27, 2023 with four additional one-year extension options, and reduce the interest rate to the sum of one-month Term SOFR plus a fixed margin of 2.50%. The amendment also provides for reductions in the fixed margin upon the achievement of investment grade credit ratings. As of December 31, 2022, the Company had no outstanding borrowings on the Revolving Credit Facility, but still maintains the ability to draw $323.9 million. There were no outstanding draws on the facility at December 31, 2021.

The obligations under the Revolving Credit Facility are guaranteed by the Company and certain of its subsidiaries. The Revolving Credit Facility is secured by a pledge of the shares of (or other ownership or equity interests in) certain subsidiaries to the extent the pledge is not restricted under existing regulations, law or contractual obligations.

The Company is subject to customary affirmative covenants and negative covenants, including limitations on the incurrence of additional debt, liens, restricted payments, sales of assets and affiliate transactions. In addition, the Company is required to comply with financial covenants relating to minimum net worth, maximum leverage, minimum liquidity, and minimum fixed charge coverage, consistent with our other credit facilities. The Company's ability to borrow is dependent on, among other things, compliance with the financial covenants. The Revolving Credit Facility contains customary events of default, including non-payment of principal or interest, fees or other amounts, failure to perform or observe covenants, cross-default to other indebtedness, the rendering of judgments against the Company or certain of our subsidiaries to pay certain amounts of money and certain events of bankruptcy or insolvency.

Mortgage Loan Financing

We generally finance our real estate using long-term non-recourse mortgage financing. During the year ended December 31, 2022, we executed one term debt agreement to finance real estate. These non-recourse debt agreements provide for primarily fixed rate financing at rates ranging from 4.25% to 8.03%, with anticipated maturity dates between 2023-2031 and an average term of 3.8 years as of December 31, 2022. These loans have carrying amounts of $498.0 million and $693.8 million, net of unamortized premiums of $2.4 million and $3.2 million as of December 31, 2022 and December 31, 2021, respectively, representing proceeds received upon financing greater than the contractual amounts due under these agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. The Company recorded $0.7 million and $1.4 million of premium amortization, which decreased interest expense for the years ended December 31, 2022 and December 31, 2021, respectively. The mortgage loans are collateralized by real estate and related lease intangibles, net, of $559.9 million and $805.0 million as of December 31, 2022 and December 31, 2021, respectively.

Secured Financing Facility

The Secured Financing Facility's minimum interest premium and remaining borrowings outstanding were fully paid as of June 30, 2022. As of December 31, 2021, the Company had $132.4 million of borrowings outstanding under the Secured Financing Facility included in debt obligations on its consolidated balance sheets, net of unamortized debt issuance costs of $1.9 million and a $2.1 million unamortized discount related to the a purchase right.

Collateralized Loan Obligations ("CLO") Debt

On July 13, 2021, a consolidated subsidiary of the Company completed a privately-marketed CLO transaction, which generated $498.2 million of gross proceeds to Ladder, financing $607.5 million of loans ("Contributed July 2021 Loans") at an 82% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 18% subordinate and controlling interest in the CLO. The Company retained consent rights over major decisions with respect to the servicing of the Contributed July 2021 Loans, including the right to appoint and replace the special servicer under the CLO. The CLO is a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE - See Note 10, Consolidated Variable Interest Entities.

On December 2, 2021, a consolidated subsidiary of the Company completed a privately marketed CLO transaction, which generated $566.2 million of gross proceeds to Ladder, financing $729.4 million of loans ("Contributed December 2021 Loans") at a maximum 77.6% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 15.6% subordinate and controlling interest in the CLO. The Company also held two additional tranches as investments totaling 6.8% interest in the CLO. The Company retained consent rights over major decisions with respect to the servicing of the Contributed December 2021 Loans, including the right to appoint and replace the special servicer under the CLO. The CLO is a VIE and the Company was the primary beneficiary and, therefore, consolidated the VIE - See Note 10, Consolidated Variable Interest Entities.

As of December 31, 2022, the Company had $1.1 billion of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheets. Unamortized debt issuance costs of $5.9 million were included in CLO debt as of December 31, 2022.

As of December 31, 2021, the Company had $1.1 billion of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheets. Unamortized debt issuance costs of $9.6 million were included in CLO debt as of December 31, 2021.

Borrowings from the Federal Home Loan Bank ("FHLB")

On July 11, 2012, Tuebor, a consolidated subsidiary of the Company, became a member of the FHLB and subsequently drew its first secured funding advances from the FHLB. As of February 19, 2021, pursuant to a final rule adopted by the Federal Housing Finance Agency (the "FHFA") regarding the eligibility of captive insurance companies, Tuebor's membership in the FHLB has been terminated, although outstanding advances may remain outstanding until their scheduled maturity dates. Funding for future advance paydowns is expected to be obtained from the natural amortization and/or sales of securities collateral, or from other financing sources. There is no assurance that the FHFA or the FHLB will not take actions that could adversely impact Tuebor's existing advances.

As of December 31, 2022, Tuebor had $213.0 million of borrowings outstanding, with terms of 0.6 years to 1.75 years (with a weighted average of 1.25 years), interest rates of 2.74% to 4.70% (with a weighted average of 4.52%), and advance rates of 71.7% to 95.7% on eligible collateral. As of December 31, 2022, collateral for the borrowings was comprised primarily of $248.8 million of CMBS.

As of December 31, 2021, Tuebor had $263.0 million of borrowings outstanding from the FHLB, with terms of 0.7 years to 2.75 years (weighted average of 1.95 years), interest rates of 0.36% to 2.74% (with a weighted average of 0.96%), and advance rates of 71.7% to 95.7% on eligible collateral. As of December 31, 2021, collateral for the borrowings was comprised of $259.3 million of CMBS and U.S. Agency securities, and $42.5 million of cash collateral.

Tuebor is subject to state regulations which require that dividends (including dividends to the Company as its parent) may only be made with regulatory approval. However, there can be no assurance that we would obtain such approval if sought. Largely as a result of this restriction, approximately $0.8 billion of Tuebor's member's capital was restricted from transfer via dividend to Tuebor's parent without prior approval of state insurance regulators at December 31, 2022. To facilitate intercompany cash funding of operations and investments, Tuebor and its parent maintain regulator-approved intercompany borrowing/lending agreements.

Senior unsecured notes

As of December 31, 2022, the Company had $1.6 billion of unsecured corporate bonds outstanding. These unsecured financings were comprised of $344.0 million in aggregate principal amount of 5.25% senior notes due 2025 (the "2025 Notes"), $650.8 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes") and $649.0 million in aggregate principal of 4.75% senior notes due 2029 (the "2029 Notes," and collectively with the 2025 Notes and the 2027 Notes, the "Notes").

As of December 31, 2021, we had $1.6 billion of unsecured corporate bonds outstanding. These unsecured financings were comprised of $348.0 million in aggregate principal amount of the 2025 Notes, $651.8 million in aggregate principal amount of the 2027 Notes and $650.0 million in aggregate principal amount of the 2029 Notes.

LCFH issued the Notes with Ladder Capital Finance Corporation ("LCFC"), as co-issuers on a joint and several basis. LCFC is a 100% owned finance subsidiary of LCFH with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Notes. The Company and certain subsidiaries of LCFH currently guarantee the obligations under the Notes and the indenture. The Company believes it was in compliance with all covenants of the Notes as of December 31, 2022 and 2021. The Notes are presented net of unamortized debt issuance costs of $15.4 million and $18.7 million as of December 31, 2022 and December 31, 2021, respectively.

The Notes require interest payments semi-annually in cash in arrears, are unsecured, and are subject to an unencumbered assets to unsecured debt covenant. The Company may redeem the Notes, in whole or in part, at any time, or from time to time, prior to their stated maturity upon not less than 10 nor more than 60 days' notice, at a redemption price as specified in each respective indenture governing the Notes, plus accrued and unpaid interest, if any, to the redemption date. The board of the directors has authorized the Company to repurchase any or all of the Notes from time to time without further approval.

During the year ended December 31, 2022, the Company repurchased $4.0 million of the 2025 Notes and recognized a gain of $0.3 million on extinguishment of debt, $1.0 million of the 2027 Notes and recognized a gain of $0.2 million on extinguishment of debt, and $1.0 million of the 2029 Notes and recognized a gain of $0.2 million on extinguishment of debt.

On January 27, 2021, the Company redeemed in full its 5.875% Senior Notes due 2021 (the "2021 Notes") for $150.9 million. The 2021 Notes were redeemed at par, plus accrued and unpaid interest to the redemption date, pursuant to the optional redemption provisions of the indenture governing the 2021 Notes. The redemption of a portion of the 2021 Notes was subject to the condition that the Company's subsidiary issuers of the 2021 Notes complete a notes offering of not less than $400 million. The issuers waived the condition prior to redeeming the 2021 Notes in full.

On September 15, 2021, the Company redeemed in full its 5.25% Senior Notes due 2022 (the "2022 Notes") for $478.1 million. The 2021 Notes were redeemed at par, plus accrued and unpaid interest to the redemption date, pursuant to the optional redemption provisions of the indenture governing the 2022 Notes.

Stock Repurchases

On July 27, 2022, the board of directors authorized the repurchase of $50.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the August 4, 2021 authorization from $39.5 million to $50.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. As of December 31, 2022, the Company has a remaining amount available for repurchase of $46.7 million, which represents 3.7% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.04 per share on such date. Refer to Item 1—"Financial Statements—Note 11, Equity Structure and Accounts" for disclosure of the Company's repurchase activity.

The following table is a summary of the Company's repurchase activity of its Class A common stock during the year ended December 31, 2022 ($ in thousands):

	Shares	Amount(1)
Authorizations remaining as of December 31, 2021		$ 44,122
Additional authorizations		10,534
Repurchases paid	783,599	(7,919)
Authorizations remaining as of December 31, 2022		**$ 46,737**

_____

(1)   Amount excludes commissions paid associated with share repurchases.

Dividends

In order for the Company to maintain its qualification as a REIT under the Code, it must annually distribute at least 90% of its taxable income. The Company has paid and in the future intends to declare regular quarterly distributions to its shareholders in aggregating to an amount approximating at least 90% of the REIT's annual net taxable income. Refer to Item 1 —"Financial Statements and Supplemental Data—Note 11, Equity Structure and Accounts" for disclosure of dividends declared.

Principal repayments on investments

We receive principal amortization on our loans and securities as part of the normal course of our business. Repayment of mortgage loan receivables provided net cash of $909.8 million for the year ended December 31, 2022 and $1.1 billion for the year ended December 31, 2021. Repayment of real estate securities provided net cash of $184.8 million for the year ended December 31, 2022, and $164.5 million for the year ended December 31, 2021.

Proceeds from securitizations and sales of loans

We sell our conduit mortgage loans to securitization trusts and to other third parties as part of our normal course of business and from time to time will sell balance sheet mortgage loans. There were $29.2 million of proceeds from sales of mortgage loans for the year ended December 31, 2022, and $305.6 million of proceeds from sales of mortgage loans for the year ended December 31, 2021.

Proceeds from the sale of securities

We sell our investments in CMBS, U.S. Agency securities, corporate bonds, U.S. Treasury securities, and equity securities as a part of our normal course of business. Proceeds from sales of securities provided net cash of $5.8 million for the year ended December 31, 2022, and $438.6 million for the year ended December 31, 2021.

Proceeds from the sale of real estate

Proceeds from sales of real estate provided net cash of $310.5 million for the year ended December 31, 2022, and $190.9 million for the year ended December 31, 2021.

Other potential sources of financing

In the future, we may also use other sources of financing to fund the acquisition of our assets, including credit facilities, warehouse facilities, repurchase facilities and other secured and unsecured forms of borrowing. These financings may be collateralized or non-collateralized, may involve one or more lenders and may accrue interest at either fixed or floating rates. We may also seek to raise further equity capital or issue debt securities in order to fund our future investments.

Contractual obligations

Contractual obligations as of December 31, 2022 were as follows ($ in thousands):

	Contractual Obligations (1)				
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Secured financings(2)	$ 326,607	$ 878,120	$ 283,717	$ 69,872	$ 1,558,316
Senior unsecured notes	—	—	994,794	649,000	1,643,794
Interest payable(3)	105,260	199,720	120,347	51,196	476,523
Other funding obligations(4)	6,657	175,191	7,943	5,100	194,891
Operating lease obligations	788	4,426	4,450	13,344	23,008
Total	**$ 439,312**	**$ 1,257,457**	**$ 1,411,251**	**$ 788,512**	**$ 3,896,532**

(1) As more fully disclosed in Note 7, Debt Obligations, Net, the allocation of repayments under our committed loan repurchase facilities and Secured Financing Facility is based on the earlier of (i) the maturity date of each agreement, or (ii) the maximum maturity date of the collateral loans, assuming all extension options are exercised by the borrower.

(2) Total does not include $1.1 billion of consolidated CLO debt obligations and the related debt issuance costs of $5.9 million, as the satisfaction of these liabilities will not require cash outlays from us.

(3) Comprised of interest on secured financings and on senior unsecured notes. For borrowings with variable interest rates, we used the rates in effect as of December 31, 2022 to determine the future interest payment obligations.

(4) Comprised primarily of our off-balance sheet unfunded commitment to provide additional first mortgage loan financing as of December 31, 2022. The allocation of our unfunded loan commitments is based on the earlier of the commitment expiration date or the final maturity date, however, we may be obligated to fund these commitments earlier than such date.

The table above does not include amounts due under our derivative agreements as those contracts do not have fixed and determinable payments. Our contractual obligations will be refinanced and/or repaid from earnings as well as amortization and sales of our liquid collateral. We have made investments in various unconsolidated ventures of which our maximum exposure to loss from these investments is limited to the carrying value of our investments. Refer to Note 6 - Investments in and advances made on unconsolidated ventures for further detail.

Future Liquidity Needs

In addition to the future contractual obligations above, the Company, in the coming year and beyond, as a part of its normal course of business will require cash to fund unfunded loan commitments and new investments in a combination of balance sheet mortgage loans, conduit loans, real estate investments and securities as it deems appropriate as well as necessary expenses as a part of general corporate purposes. These new investments and general corporate expenses may be funded with existing cash, proceeds from loan and securities payoffs, through financing using our Revolving Credit Facility or loan and security financing facilities, or these could be funded through additional debt or equity facility raises. The Company has no known material cash requirements other than its contractual obligations in the above table, unfunded commitments and future general corporate expenses.

Unfunded Loan Commitments

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our borrowers. These commitments are not reflected on the consolidated balance sheets. As of December 31, 2022, our off-balance sheet arrangements consisted of $321.8 million of unfunded commitments of mortgage loan receivables held for investment, 52% of which additional funds relate to the occurrence of certain "good news" events, such as the owner concluding a lease agreement with a major tenant in the building or reaching some pre-determined net operating income. As of December 31, 2021, our off-balance sheet arrangements consisted of $390.1 million of unfunded commitments of mortgage loan receivables held for investment to provide additional first mortgage loan financing. Such commitments are subject to our borrowers' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. Commitments are subject to our loan borrowers' satisfaction of certain financial and nonfinancial covenants and may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring. The COVID-19 pandemic impacted the progress of work generally and, depending on specific property locations, the progress of capital expenditures, construction, and leasing.

LIBOR Transition

We have implemented fallback language for our LIBOR-based mortgage loans, bi-lateral committed repurchase facilities and revolving credit facility, including adjustments as applicable to maintain the anticipated economic terms of the existing contracts. As of December 31, 2022, 67.8% and 32.2% of our floating rate loans earn interest at a rate indexed to LIBOR and Term SOFR, respectively; and 59.3% and 40.7% of our floating rate debt obligations bear interest indexed to LIBOR and Term SOFR, respectively. We continue to monitor the transition guidance provided by the ARRC, the International Swaps and Derivatives Association, Inc., the Financial Accounting Standards Board and other relevant regulators, agencies and industry working groups, and we continue to engage with clients, lenders, market participants and other industry leaders as the transition from LIBOR progresses.

Interest Rate Environment

The nature of the Company's business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company's cost of borrowing directly impacts its net income. The Company's net interest income includes interest from both fixed and floating-rate debt. The percentage of the Company's assets and liabilities bearing interest at fixed and floating rates may change over time, and asset composition may differ materially from debt composition. Refer to Item 7A. Quantitative and Qualitative Disclosures about Market Risk for further disclosures surrounding the impact of rising or falling interest rate on our earnings.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments in certain circumstances that affect amounts reported as assets, liabilities, revenues and expenses. We have established detailed policies and control procedures intended to ensure that valuation methods, including any judgments made as part of such methods, are well controlled, reviewed and applied consistently from period to period. We base our estimates on historical corporate and industry experience and various other assumptions that we believe to be appropriate under the circumstances. The Company's critical accounting policies are those which require assumptions to be made about matters that are highly uncertain. Different estimates could have a material effect on the Company's financial results. For all of these estimates, we caution that future events rarely develop exactly as forecasted, and therefore, routinely require adjustment.

During 2022, management reviewed and evaluated these critical accounting estimates and believes they are appropriate. Our significant accounting policies are described in Item 8—"Financial Statements and Supplemental Data—Note 2." The following is a list of accounting policies that require more significant estimates and judgments:

- Current expected credit losses
- Acquisition of real estate
- Impairment or disposal of long lived assets
- Identified intangible assets and liabilities
- Variable interest entities

- Valuation of financial instruments

The following is a summary of accounting policies that require more significant management estimates and judgments:

Current expected credit losses

The Company uses a current expected credit loss model ("CECL") for estimating the provision for loan losses on its loan portfolio. The CECL model requires the consideration of possible credit losses over the life of an instrument and includes a portfolio-based component and an asset-specific component. In compliance with the CECL reporting requirements, the Company supplemented its existing credit monitoring and management processes with additional processes to support the calculation of the CECL reserves. As part of that effort, the Company engages a third-party service provider to provide market data and a credit loss model. The credit loss model is a forward-looking, econometric, commercial real estate ("CRE") loss forecasting tool. It is comprised of a probability of default ("PD") model and a loss given default ("LGD") model that, layered together with the Company's loan-level data, fair value of collateral, net operating income of collateral, selected forward-looking macroeconomic variables, and pool-level mean loss rates, produces life of loan expected losses ("EL") at the loan and portfolio level. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan-specific factors, a qualitative adjustment to the reserve is recorded. In addition, interest receivable on loans is not included in the Company's CECL calculations as the Company performs timely write offs of aged accounts receivable. The Company has made a policy election to to write off aged receivables through interest income as opposed to through the CECL provision on its statements of income.

The asset-specific reserve component relates to reserves for losses on individually impaired loans. The Company evaluates each loan for impairment at least quarterly. Impairment occurs when it is deemed probable that the Company will not be able to collect all principal and coupon interest due according to the contractual terms of the loan. If the loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan to the present value of the expected future cash flows discounted at the loan's effective rate or the fair value of the collateral, less the estimated costs to sell, if recovery of the Company's investment is expected solely from the collateral. The Company generally will use the direct capitalization rate valuation methodology or the sales comparison approach to estimate the fair value of the collateral for such loans and in certain cases will obtain external appraisals. Determining fair value of the collateral may take into account a number of assumptions including, but not limited to, cash flow projections, market capitalization rates, discount rates and data regarding recent comparable sales of similar properties. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

The Company's loans are typically collateralized by real estate directly or indirectly. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess: (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan at maturity; and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic submarket in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management and underwriting personnel, who utilize various data sources, including: (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers' business plan, and capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and other market data and ultimately presented to management for approval.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring ("TDR"). A TDR occurs when a concession is granted and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loans. Generally, when granting concessions, the Company will seek to protect its position by requiring incremental pay downs, additional collateral or guarantees and, in some cases, lookback features or equity interests to offset concessions granted should conditions impacting the loan improve. The Company's determination of credit losses is impacted by TDRs whereby loans that have gone through TDRs are considered impaired, assessed for specific reserves, and are not included in the Company's assessment of the CECL reserve. Loans previously restructured under TDRs that subsequently default are reassessed to incorporate the Company's current assumptions on expected cash flows and additional provision expense is recorded to the extent necessary.

The Company designates a loan as a non-accrual loan generally when: (i) the principal or coupon interest components of loan payments become 90-days past due or (ii) in the opinion of the Company, it is doubtful the Company will be able to collect all principal and coupon interest due according to the contractual terms of the loan. Interest income on non-accrual loans in which

71

the Company reasonably expects a full recovery of the loan's outstanding principal balance is recognized when received in cash. Otherwise, income recognition will be suspended and any cash received will be applied as a reduction to the amortized cost basis. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and future principal and coupon interest are reasonably assured to be received in accordance with the contractual loan terms. A loan will be written off when management has determined principal and coupon interest is no longer realizable and deemed non-recoverable.

The CECL accounting estimate is subject to uncertainty as a result of changing macro-economic market conditions, as well as the vintage and location of the underlying assets as disclosed in Note 3. Mortgage Loans Receivable. The provision for (release of) loan losses for the year ended December 31, 2022 and December 31, 2021 was $3.7 million and $(8.7) million, respectively.

During the year ended December 31, 2022, there was a charge off of reserve of $14.4 million and a recovery of $3.1 million after the repayment of a loan that was on non-accrual status. The allowance for loan losses at December 31, 2022 and December 31, 2021 was $21.5 million and $32.2 million, respectively. The allowance includes $0.7 million and $0.4 million of reserves for unfunded commitments at December 31, 2022 and December 31, 2021, respectively. The estimate is sensitive to the assumptions used to represent future expected economic conditions.

Acquisition of real estate

We generally acquire real estate assets or land and development assets through purchases and may also acquire such assets through foreclosure or deed-in-lieu of foreclosure in full or partial satisfaction of defaulted loans. Purchased properties are classified as real estate, net or land and development, net on our consolidated balance sheets. When we intend to hold, operate or develop the property for a period of at least 12 months, the asset is classified as real estate, net, and if the asset meets the held-for-sale criteria, the asset is classified as real estate held for sale. Upon purchase, the properties are recorded at cost. Foreclosed assets classified as real estate and land and development are initially recorded at their estimated fair value and assets classified as held for sale are recorded at their estimated fair value less costs to sell. The excess of the carrying value of the loan over these amounts is charged-off against the reserve for loan losses. In both cases, upon acquisition, tangible and intangible assets and liabilities acquired are recorded at their relative fair values.

Impairment or disposal of long-lived assets

Real estate assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less costs to sell and are included in real estate held for sale on our consolidated balance sheets. The difference between the estimated fair value less costs to sell and the carrying value will be recorded as an impairment charge. Impairment for real estate assets are included in impairment of assets in our consolidated statements of operations. Once the asset is classified as held for sale, depreciation expense is no longer recorded.

We periodically review real estate to be held and used and land and development assets for impairment in value whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The asset's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without interest charges) to be generated by the asset (taking into account the anticipated holding period of the asset) is less than the carrying value. Such estimate of cash flows considers factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the asset and reflected as an adjustment to the basis of the asset. Impairments of real estate and land and development assets are recorded in impairment of assets in our consolidated statements of operations.

There were no properties classified as held for sale at December 31, 2022, and we had one property classified as held for sale at December 31, 2021. We did not record any impairments of real estate for the years ended December 31, 2022 or December 31, 2021.

Identified intangible assets and liabilities

We record intangible assets and liabilities acquired at their relative fair values, and determine whether such intangible assets and liabilities have finite or indefinite lives. As of December 31, 2022 and December 31, 2021, all such acquired intangible assets and liabilities have finite lives. We amortize finite lived intangible assets and liabilities over the period which the assets and liabilities are expected to contribute directly or indirectly to the future cash flows of the asset acquired. We review finite lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If we determine the carrying value of an intangible asset is not recoverable we will record an impairment charge to the extent its carrying value exceeds its estimated fair value. Impairments of intangibles are recorded in impairment of assets in our consolidated statements of income.

Variable interest entities

We evaluate our investments and other contractual arrangements to determine if our interests constitute variable interests in a variable interest entity ("VIE") and if we are the primary beneficiary. There is a significant amount of judgment required to determine if an entity is considered a VIE and if we are the primary beneficiary. We first perform a qualitative analysis, which requires certain subjective decisions regarding our assessment, including, but not limited to, which interests create or absorb variability, the contractual terms, the key decision-making powers, impact on the VIE's economic performance and related party relationships. An iterative quantitative analysis is required if our qualitative analysis proves inconclusive as to whether the entity is a VIE or we are the primary beneficiary and consolidation is required.

Fair value of assets and liabilities

The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. For financial and nonfinancial assets and liabilities that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not fully available, management judgment is necessary to estimate fair value. In addition, changes in market conditions may reduce the availability of quoted prices or observable data. For example, reduced liquidity in the capital markets or changes in secondary market activities could result in observable market inputs becoming unavailable. Therefore, when market data is not available, we would use valuation techniques requiring more management judgment to estimate the appropriate fair value measurement.

Recently Adopted Accounting Pronouncements and Recent Accounting Pronouncements Pending Adoption

Our recently adopted accounting pronouncements and recent accounting pronouncements pending adoption are described in Item 8—"Financial Statements and Supplemental Data—Note 2. Significant Accounting Policies."

Reconciliation of Non-GAAP Financial Measures

Distributable earnings

The Company utilizes distributable earnings, a non-GAAP financial measure, as a supplemental measure of our operating performance. We believe distributable earnings assists investors in comparing our operating performance and our ability to pay dividends across reporting periods on a more relevant and consistent basis by excluding from GAAP measures certain non-cash expenses and unrealized results as well as eliminating timing differences related to securitization gains and changes in the values of assets and derivatives. In addition, we use distributable earnings: (i) to evaluate our earnings from operations because management believes that it may be a useful performance measure for us; and (ii) because our board of directors considers distributable earnings in determining the amount of quarterly dividends.

We define distributable earnings as income before taxes adjusted for: (i) real estate depreciation and amortization; (ii) the impact of derivative gains and losses related to the hedging of assets on our balance sheet as of the end of the specified accounting period; (iii) unrealized gains/(losses) related to our investments in fair value securities and passive interest in unconsolidated ventures; (iv) economic gains on loan sales not recognized under GAAP accounting for which risk has substantially transferred during the period and the exclusion of resultant GAAP recognition of the related economics during the subsequent periods; (v) unrealized provision for loan losses and unrealized real estate impairment; (vi) realized provisions for loan losses and realized real estate impairment; (vii) non-cash stock-based compensation; and (viii) certain transactional items. For the purpose of computing distributable earnings, management recognizes loan and real estate losses as being realized generally in the period in which the asset is sold or the Company determines a decline in value to be non-recoverable and the loss to be nearly certain.

For distributable earnings, we include adjustments for economic gains on loan sales not recognized under GAAP accounting for which risk has substantially transferred during the period and exclude the resultant GAAP recognition of the related economics during the subsequent periods. This adjustment is reflected in distributable earnings when there is a true risk transfer on the mortgage loan transfer and settlement. Historically, this adjustment has represented the impact of economic gains/(discounts) on intercompany loans secured by our own real estate which we had not previously recognized because such gains were eliminated in consolidation. Conversely, if the economic risk was not substantially transferred, no adjustments to net income would be made relating to those transactions for distributable earnings purposes. Management believes recognizing these amounts for distributable earnings purposes in the period of transfer of economic risk is a reasonable supplemental measure of our performance.

As discussed in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we do not designate derivatives as hedges to qualify for hedge accounting and therefore any net payments under, or fluctuations in the fair value of, our derivatives are recognized currently in our GAAP income statement. However, fluctuations in the fair value of the related assets are not included in our income statement. We consider the gain or loss on our hedging positions related to assets that we still own as of the reporting date to be "open hedging positions." While recognized for GAAP purposes, we exclude the results on the hedges from distributable earnings until the related asset is sold and/or the hedge position is considered "closed," whereupon they would then be included in distributable earnings in that period. These are reflected as "Adjustments for unrecognized derivative results" for purposes of computing distributable earnings for the period. We believe that excluding these specifically identified gains and losses associated with the open hedging positions adjusts for timing differences between when we recognize changes in the fair values of our assets and changes in the fair value of the derivatives used to hedge such assets.

As more fully discussed in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, our investments in Agency interest-only securities and equity securities are recorded at fair value with changes in fair value recorded in current period earnings. We believe that excluding these specifically identified gains and losses associated with the fair value securities adjusts for timing differences between when we recognize changes in the fair values of our assets. With regard to securities valuation, distributable earnings includes a decline in fair value deemed to be an impairment for GAAP purposes only if the decline is determined to be nearly certain to be eventually realized. In those cases, an impairment is included in distributable earnings for the period in which such determination was made. Set forth below is an unaudited reconciliation of income (loss) before taxes to distributable earnings ($ in thousands):

| | Year Ended December 31, | |
	2022	2021
Income (loss) before taxes	$ 170,214	57,821
Net (income) loss attributable to noncontrolling interests in consolidated ventures (GAAP)	(23,088)	(371)
Our share of real estate depreciation, amortization and gain adjustments (1)	(29,188)	1,662
Adjustments for unrecognized derivative results (2)	(9,381)	(7,534)
Unrealized (gain) loss on fair value securities	86	91
Adjustment for economic gain on loan sales not recognized under GAAP for which risk has been substantially transferred, net of reversal/amortization	1,356	3,063
Adjustment for impairment (3)	6,816	(8,713)
Non-cash stock-based compensation	31,584	15,321
Distributable earnings	**$ 148,399**	**$ 61,340**

(1) The following is a reconciliation of GAAP depreciation and amortization to our share of real estate depreciation, amortization and gain adjustments presented in the computation of distributable earnings in the preceding table ($ in thousands):

	Year Ended December 31,	
	2022	**2021**
Total GAAP depreciation and amortization	$ 32,673	$ 37,801
Less: Depreciation and amortization related to non-rental property fixed assets	(42)	(99)
Less: Non-controlling interests in consolidated ventures' share of accumulated depreciation and amortization and unrecognized passive interest in unconsolidated ventures	(1,943)	(2,933)
Our share of real estate depreciation and amortization	30,688	34,769
Realized gain from accumulated depreciation and amortization on real estate sold (refer to below)	(68,992)	(31,219)
Less: Non-controlling interests in consolidated ventures' share of accumulated depreciation and amortization on real estate sold	10,879	—
Our share of accumulated depreciation and amortization on real estate sold (a)	(58,113)	(31,219)
Less: Our share of operating lease income on above/below market lease intangible amortization	(1,763)	(1,888)
Our share of real estate depreciation, amortization and gain adjustments	**$ (29,188)**	**$ 1,662**

(a) GAAP gains/losses on sales of real estate include the effects of previously recognized real estate depreciation and amortization. For purposes of distributable earnings, our share of real estate depreciation and amortization is eliminated and, accordingly, the resultant gain/losses also must be adjusted. Following is a reconciliation of the related consolidated GAAP amounts to the amounts reflected in distributable earnings ($ in thousands):

	Year Ended December 31,	
	2022	**2021**
GAAP realized gain (loss) on sale of real estate, net	$ 115,998	$ 55,766
Adjusted gain/loss on sale of real estate for purposes of distributable earnings	(57,885)	(24,547)
Accumulated depreciation and amortization on real estate sold	**$ 58,113**	**$ 31,219**

(2) The following is a reconciliation of GAAP net results from derivative transactions to our unrecognized derivative result presented in the computation of distributable earnings in the preceding table ($ in thousands):

	Year Ended December 31,	
	2022	**2021**
Net results from derivative transactions	$ (12,360)	$ (1,749)
Hedging interest expense	(1,652)	(4,534)
Hedging realized result	4,631	(1,251)
Adjustments for unrecognized derivative results	**$ (9,381)**	**$ (7,534)**

(3) The adjustment reflects the portion of the loan loss provision that management determined to be recoverable. Additional provisions and releases of those provisions are excluded from distributable earnings as a result.

Distributable earnings has limitations as an analytical tool. Some of these limitations are:

- Distributable earnings does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations and is not necessarily indicative of cash necessary to fund cash needs; and

- Other companies in our industry may calculate distributable earnings differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, distributable earnings should not be considered in isolation or as a substitute for net income (loss) attributable to shareholders or any other performance measures calculated in accordance with GAAP, or as an alternative to cash flows from operations as a measure of our liquidity.

In addition, distributable earnings should not be considered to be the equivalent to REIT taxable income calculated to determine the minimum amount of dividends the Company is required to distribute to shareholders to maintain REIT status. In order for the Company to maintain its qualification as a REIT under the Code, we must annually distribute at least 90% of our REIT taxable income. The Company has declared, and intends to continue declaring, regular quarterly distributions to its shareholders in an amount approximating the REIT's net taxable income.

In the future we may incur gains and losses that are the same as or similar to some of the adjustments in this presentation. Our presentation of distributable earnings should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

For a discussion of current market conditions, refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rate Risk

The nature of the Company's business exposes it to market risk arising from changes in interest rates. Changes, both increases and decreases, in the rates the Company is able to charge its borrowers, the yields the Company is able to achieve in its securities investments, and the Company's cost of borrowing directly impacts its net income. The Company's net interest income includes interest from both fixed and floating-rate debt. The percentage of the Company's assets and liabilities bearing interest at fixed and floating rates may change over time, and asset composition may differ materially from debt composition. Another component of interest rate risk is the effect changes in interest rates will have on the market value of the assets the Company acquires. The Company faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments. The Company mitigates interest rate risk through utilization of hedging instruments, primarily interest rate swap and futures agreements. Interest rate swap and futures agreements are utilized to hedge against future interest rate increases on the Company's borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. The Company generally seeks to hedge assets that have a duration longer than five years, including newly originated conduit first mortgage loans, securities in the Company's CMBS portfolio if long enough in duration, and most of its U.S. Agency securities portfolio.

The following table summarizes the change in net income for a 12-month period commencing December 31, 2022 and the change in fair value of our investments and indebtedness assuming an increase or decrease of 100 basis points in the relevant benchmark interest rates on December 31, 2022, both adjusted for the effects of our interest rate hedging activities ($ in thousands):

	Projected change in net income(1)		Projected change in portfolio value	
Change in interest rate:				
Decrease by 1.00%	$	(26,950)	$	1,767
Increase by 1.00%		27,285		(1,785)

(1)   Subject to limits for floors on our floating rate investments and indebtedness.

Market Risk

As market volatility increases or liquidity decreases, the market value of the Company's assets may be adversely impacted.

The Company's securities investments are reflected at their estimated fair value. The change in estimated fair value of securities available-for-sale is reflected in accumulated other comprehensive income. The change in estimated fair value of Agency interest-only securities is recorded in current period earnings. The estimated fair value of these securities fluctuates primarily due to changes in interest rates and other factors. Generally, in a rising interest rate environment, the estimated fair value of these securities would be expected to decrease; conversely, in a decreasing interest rate environment, the estimated fair value of these securities would be expected to increase.

The Company's fixed rate mortgage loan portfolio is subject to the same risks. However, to the extent those loans are classified as held for sale, they are reflected at the lower of cost or market. Otherwise, held for investment mortgage loans are reflected at values equal to the unpaid principal balances net of certain fees, costs and loan loss allowances.

Concentrations of market risk may exist with respect to the Company's investments. Market risk is a potential loss the Company may incur as a result of change in the fair values of its investments. The Company may also be subject to risk associated with concentrations of investments in geographic regions and industries.

Liquidity Risk

Market disruptions may lead to a significant decline in transaction activity in all or a significant portion of the asset classes in which the Company invests and may at the same time lead to a significant contraction in short-term and long-term debt and equity funding sources. A decline in liquidity of real estate and real estate-related investments, as well as a lack of availability of observable transaction data and inputs, may make it more difficult to sell the Company's investments or determine their fair values. As a result, the Company may be unable to sell its investments, or only be able to sell its investments at a price that may be materially different from the fair values presented. Also, in such conditions, there is no guarantee that the Company's borrowing arrangements or other arrangements for obtaining leverage will continue to be available or, if available, will be available on terms and conditions acceptable to the Company. In addition, a decline in market value of the Company's assets may have particular adverse consequences in instances where it borrowed money based on the fair value of its assets. A decrease in the market value of the Company's assets may result in the lender requiring it to post additional collateral or otherwise sell assets at a time when it may not be in the Company's best interest to do so. The Company's captive insurance company subsidiary, Tuebor, is subject to state regulations which require that dividends may only be made with regulatory approval, limiting the Company's ability to utilize cash held by Tuebor.

Credit Risk

The Company is subject to varying degrees of credit risk in connection with its investments. The Company seeks to manage credit risk by performing deep credit fundamental analyses of potential assets and through ongoing asset management. The Company's investment guidelines do not limit the amount of its equity that may be invested in any type of its assets; however, investments greater than a certain size are subject to approval by the Risk and Underwriting Committee of the board of directors.

Our portfolio's low weighted-average loan-to-value of 67.9% as of December 31, 2022 reflects significant equity value that our sponsors are motivated to protect through periods of cyclical disruption. While we believe the principal amounts of our loans are generally adequately protected by underlying collateral value, there is a risk that we will not realize the entire principal value of certain investments.

Credit Spread Risk

Credit spread risk is the risk that interest rate spreads between two different financial instruments will change. In general, fixed-rate commercial mortgages and CMBS are priced based on a spread to Treasury or interest rate swaps. The Company generally benefits if credit spreads narrow during the time that it holds a portfolio of mortgage loans or CMBS investments, and the Company may experience losses if credit spreads widen during the time that it holds a portfolio of mortgage loans or CMBS investments. The Company actively monitors its exposure to changes in credit spreads and the Company may enter into credit total return swaps or take positions in other credit-related derivative instruments to moderate its exposure against losses associated with a widening of credit spreads.

Risks Related to Real Estate

Real estate and real estate-related assets, including loans and commercial real estate-related securities, are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors); local real estate conditions; changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; environmental conditions; competition from comparable property types or properties; changes in tenant mix or performance and retroactive changes to building or similar codes and rent regulations. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay the underlying loans, which could also cause the Company to suffer losses.

Covenant Risk

In the normal course of business, the Company enters into loan and securities repurchase agreements and credit facilities with certain lenders to finance its real estate investment transactions. These agreements contain, among other conditions, events of default and various covenants and representations. If such events are not cured by the Company or waived by the lenders, the lenders may decide to curtail or limit extension of credit, and the Company may be forced to repay its advances or loans. In addition, the Company's Notes are subject to covenants, including maintenance of unencumbered assets, limitations on the incurrence of additional debt, restricted payments, liens, sales of assets, affiliate transactions and other covenants typical for financings of this type. The Company's failure to comply with these covenants could result in an event of default, which could result in the Company being required to repay these borrowings before their due date.

We were in compliance with all covenants as described in this Annual Report as of December 31, 2022.

Diversification Risk

The assets of the Company are concentrated in the commercial real estate sector. Accordingly, the investment portfolio of the Company may be subject to more rapid change in value than would be the case if the Company were to maintain a wide diversification among investments or industry sectors. Furthermore, even within the commercial real estate sector, the investment portfolio may be relatively concentrated in terms of geography and type of real estate investment. This lack of diversification may subject the investments of the Company to more rapid change in value than would be the case if the assets of the Company were more widely diversified.

Regulatory Risk

Tuebor is subject to state regulation as a captive insurance company. If Tuebor fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

Effective as of July 16, 2021, LCAM is a registered investment adviser under the Investment Advisors Act of 1940 and currently provides investment advisory services solely to Ladder-sponsored collateralized loan obligation trusts ("CLO Issuers"). The CLO Issuers invest primarily in first mortgage loans secured by commercial real estate originated or acquired by Ladder and in participation interests in such loans. LCAM is entitled to receive a management fee connection with the advisory, administrative and monitoring services it performs for the CLO Issuer as the collateral manager; however, LCAM has waived this fee for so long as it or any of its affiliates serves as collateral manager for the CLO Issuers.

A registered investment adviser is subject to U.S. federal and state laws and regulations primarily intended to benefit its clients. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, custody arrangements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, disgorgement, the revocation of registrations, and other censures and fines.

We may become subject to additional regulatory and compliance burdens if our investment adviser subsidiary expands its product offerings and investment platform.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements of Ladder Capital Corp and the notes related to the foregoing consolidated financial statements are included in this Item.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ladder Capital Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ladder Capital Corp (the Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

Description of the matter

As of December 31, 2022, the Company's mortgage loan receivables held for investment and the associated allowance for credit losses totaled $3.9 billion and $21.5 million, respectively. As disclosed in Notes 2 and 3 to the consolidated financial statements, the allowance for credit losses reflects the Company's estimate of current expected credit losses on the mortgage loan receivables held for investment, including unfunded loan commitments, over the life of the loans. The allowance for credit losses on mortgage loan receivables held for investment includes a portfolio-based, current expected credit loss ("CECL") component and an asset-specific component. The Company uses a third-party probability of default and loss given default model (CECL model) that considers the likelihood of default and loss given default for each individual loan using loan-level data, selected forward-looking macroeconomic variables, fair value of the collateral, net operating income of the collateral and pool-level mean loss rates to produce life of loan expected losses at the loan and portfolio level. Additionally, the Company will record an asset-specific reserve for certain loans deemed to be impaired, whereby it is not probable that collection of all amounts due according to contractual terms of the loan will occur. If the loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan to the present value of the expected future cash flows discounted at the loan's effective rate, or the fair value of the collateral, less estimated costs to sell, if the recovery of the Company's investment is expected solely from the collateral. To estimate the fair value of the collateral, the Company uses the direct capitalization rate valuation methodology, the discounted cashflow methodology or the sales comparison approach.

Auditing the allowance for credit losses on mortgage loan receivables held for investment is highly subjective due to the complexity of the models and the judgmental nature of the significant assumptions used in the determination of management's estimates including certain macro-economic variables, fair value of the collateral, the net operating income of the collateral, market capitalization rates and sales comparisons.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process to estimate the allowance for credit losses on its mortgage loan receivables held for investment, including management's evaluation of the appropriateness of the CECL model, review of the significant assumptions described above, and the completeness and accuracy of key inputs used in both the CECL model and direct capitalization model.

To test the allowance for credit losses, we performed audit procedures that included, among others, evaluating the methodology and the significant assumptions described above and testing the completeness and accuracy of the key inputs used. With the assistance of our internal specialists, we evaluated the appropriateness of the probability of default and loss given default methodology used to estimate the allowance and assessed the underlying macroeconomic variables used in the models. We reviewed the sensitivity analyses prepared by management and compared management's significant assumptions to relevant information from external sources. For a sample of loans, we involved our internal specialists to assist us in performing procedures to corroborate the reasonableness of the fair values and net operating income of the collateral utilized in developing the allowance for credit losses. For all loans deemed to be impaired, with the assistance of our internal specialists, we reviewed the methodologies and significant assumptions used to derive management's estimate of the fair value of the collateral, less costs to sell.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2022.
New York, New York
February 13, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ladder Capital Corp

Opinion on Internal Control Over Financial Reporting

We have audited Ladder Capital Corp's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Ladder Capital Corp (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) and our report dated February 13, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
February 13, 2023

To the Board of Directors and Shareholders of Ladder Capital Corp

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Ladder Capital Corp and its subsidiaries (the "Company") as of December 31, 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, including the related notes as of December 31, 2021 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 11, 2022

We served as the Company's auditor from 2009 to 2021.

Ladder Capital Corp
Consolidated Balance Sheets
(Dollars in Thousands)

	December 31, 2022(1)	December 31, 2021(1)
Assets		
Cash and cash equivalents	$ 609,078	$ 548,744
Restricted cash	50,524	72,802
Mortgage loan receivables held for investment, net, at amortized cost:		
Mortgage loans receivable	3,885,746	3,553,737
Allowance for credit losses	(20,755)	(31,752)
Mortgage loan receivables held for sale	27,391	—
Securities	587,519	703,280
Real estate and related lease intangibles, net	700,136	865,694
Real estate held for sale	—	25,179
Investments in and advances to unconsolidated ventures	6,219	23,154
Derivative instruments	2,038	402
Accrued interest receivable	24,938	13,645
Other assets	78,339	76,367
Total assets	**$ 5,951,173**	**$ 5,851,252**
Liabilities and Equity		
Liabilities		
Debt obligations, net	$ 4,245,697	$ 4,219,703
Dividends payable	32,000	27,591
Accrued expenses	68,227	40,249
Other liabilities	71,688	50,090
Total liabilities	**4,417,612**	**4,337,633**
Commitments and contingencies (Note 18)	—	—
Equity		
Class A common stock, par value $0.001 per share, 600,000,000 shares authorized; 128,027,478 and 126,852,765 shares issued and 126,502,049 and 125,452,568 shares outstanding	127	126
Additional paid-in capital	1,826,833	1,795,249
Treasury stock, 1,525,429 and 1,400,197 shares, at cost	(95,600)	(76,324)
Retained earnings (dividends in excess of earnings)	(177,005)	(207,802)
Accumulated other comprehensive income (loss)	(21,009)	(4,112)
Total shareholders' equity	**1,533,346**	**1,507,137**
Noncontrolling interests in consolidated ventures	215	6,482
Total equity	**1,533,561**	**1,513,619**
Total liabilities and equity	**$ 5,951,173**	**$ 5,851,252**

(1) Includes amounts relating to consolidated variable interest entities. Refer to Note 2 and Note 10.

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Income
(Dollars in Thousands, Except Per Share Data)

		Year Ended December 31,			
		2022	**2021**		**2020**
Net interest income					
Interest income	$	293,520	$ 176,099		239,849
Interest expense		195,602	182,949		227,474
Net interest income (expense)		**97,918**	**(6,850)**		**12,375**
Provision for (release of) loan loss reserves, net		3,711	(8,713)		18,275
Net interest income (expense) after provision for (release of) loan losses		**94,207**	**1,863**		**(5,900)**
Other income (loss)					
Real estate operating income		108,269	101,564		100,248
Sale of loans, net		(2,511)	8,398		(1,571)
Realized gain (loss) on securities		(73)	1,594		(12,410)
Unrealized gain (loss) on equity securities		(41)	—		(132)
Unrealized gain (loss) on Agency interest-only securities		(45)	(91)		263
Realized gain (loss) on sale of real estate, net		115,998	55,766		32,102
Fee and other income		15,020	11,190		12,654
Net result from derivative transactions		12,360	1,749		(15,270)
Earnings (loss) from investment in unconsolidated ventures		1,410	1,579		1,821
Gain (loss) on extinguishment of debt		685	—		22,250
Total other income (loss)		**251,072**	**181,749**		**139,955**
Costs and expenses					
Compensation and employee benefits		75,836	38,347		58,101
Operating expenses		20,716	17,672		20,294
Real estate operating expenses		38,605	26,161		28,584
Fee expense		7,235	5,810		7,244
Depreciation and amortization		32,673	37,801		39,079
Total costs and expenses		**175,065**	**125,791**		**153,302**
Income (loss) before taxes		**170,214**	**57,821**		**(19,247)**
Income tax expense (benefit)		4,909	928		(9,789)
Net income (loss)		**165,305**	**56,893**		**(9,458)**
Net (income) loss attributable to noncontrolling interests in consolidated ventures		(23,088)	(371)		(5,544)
Net (income) loss attributable to noncontrolling interests in Operating Partnership		—	—		557
Net income (loss) attributable to Class A common shareholders	$	**142,217**	$ **56,522**	$	**(14,445)**
Earnings per share:					
Basic	$	1.14	$ 0.46	$	(0.13)
Diluted	$	1.13	$ 0.45	$	(0.13)
Weighted average shares outstanding:					
Basic		124,301,421	123,763,843		112,409,615
Diluted		125,823,671	124,563,051		112,409,615

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Comprehensive Income
(Dollars in Thousands)

	Year Ended December 31,					
	2022		**2021**		**2020**	
Net income (loss)	$	165,305	$	56,893	$	(9,458)
Other comprehensive income (loss)						
Unrealized gain (loss) on securities, net of tax:						
Unrealized gain (loss) on real estate securities, available for sale		(16,957)		8,005		(28,618)
Reclassification adjustment for (gain) loss included in net income (loss)		60		(1,654)		13,460
Total other comprehensive income (loss)		(16,897)		6,351		(15,158)
Comprehensive income (loss)		148,408		63,244		(24,616)
Comprehensive (income) loss attributable to noncontrolling interest in consolidated ventures		(23,088)		(371)		(5,544)
Comprehensive income (loss) of combined Class A common shareholders and Operating Partnership unitholders		125,320		62,873	$	(30,160)
Comprehensive (income) loss attributable to noncontrolling interests in operating partnership		—		—		5,765
Comprehensive income (loss) attributable to Class A common shareholders	$	125,320	$	62,873	$	(24,395)

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

	Shareholders' Equity							
	Class A Common Stock						Noncontrolling Interests	
	Shares	Par	Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Consolidated Ventures	Total Equity
Balance, December 31, 2021	**125,453**	**$ 126**	**$ 1,795,249**	**$(76,324)**	**$ (207,802)**	**$ (4,112)**	**$ 6,482**	**$ 1,513,619**
Contributions	—	—	—	—	—	—	186	186
Distributions	—	—	—	—	—	—	(29,541)	(29,541)
Amortization of equity based compensation	—	—	31,584	—	—	—	—	31,584
Grants of restricted stock	2,289	2	—	(2)	—	—	—	—
Purchase of treasury stock	(785)	(1)	—	(7,918)	—	—	—	(7,919)
Re-issuance of treasury stock	596	1	—	(1)	—	—	—	—
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock and units	(955)	(1)	—	(11,355)	—	—	—	(11,356)
Forfeitures	(96)	—	—	—	—	—	—	—
Dividends declared	—	—	—	—	(111,420)	—	—	(111,420)
Net income (loss)	—	—	—	—	142,217	—	23,088	165,305
Other comprehensive income (loss)	—	—	—	—	—	(16,897)	—	(16,897)
Balance, December 31, 2022	**126,502**	**$ 127**	**$ 1,826,833**	**$(95,600)**	**$ (177,005)**	**$ (21,009)**	**$ 215**	**$ 1,533,561**

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

Shareholders' Equity

| | Class A Common Stock | | | | | | Noncontrolling Interests | |
	Shares	Par	Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Consolidated Ventures	Total Equity
Balance, December 31, 2020	**126,378**	**$ 127**	**$ 1,780,074**	**$(62,859)**	**$ (163,717)**	**$ (10,463)**	**$ 5,263**	**$ 1,548,425**
Contributions	—	—	—	—	—	—	1,631	1,631
Distributions	—	—	(125)	—	—	—	(783)	(908)
Amortization of equity based compensation	—	—	15,300	—	—	—	—	15,300
Purchase of treasury stock	(823)	(1)	—	(9,007)	—	—	—	(9,008)
Re-issuance of treasury stock	748	1	—	(1)	—	—	—	—
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock and units	(440)	—	—	(4,457)	—	—	—	(4,457)
Forfeitures	(410)	(1)	—	—	—	—	—	(1)
Dividends declared	—	—	—	—	(100,607)	—	—	(100,607)
Net income (loss)	—	—	—	—	56,522	—	371	56,893
Other comprehensive income (loss)	—	—	—	—	—	6,351	—	6,351
Balance, December 31, 2021	**125,453**	**$ 126**	**$ 1,795,249**	**$(76,324)**	**$ (207,802)**	**$ (4,112)**	**$ 6,482**	**$ 1,513,619**

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Changes in Equity
(Dollars and Shares in Thousands)

| | Shareholders' Equity | | | | | | | | Noncontrolling Interests | | |
| | Class A Common Stock | | Class B Common Stock | | | | | | | | |
	Shares	Par	Shares	Par	Additional Paid-in-Capital	Treasury Stock	Retained Earnings (Dividends in Excess of Earnings)	Accumulated Other Comprehensive Income (Loss)	Operating Partnership	Consolidated Joint Ventures	Total Equity
Balance, December 31, 2019	107,509	$ 108	12,160	$ 12	$ 1,532,384	$(42,699)	$ (35,746)	$ 4,218	$ 172,054	$ 8,646	$ 1,638,977
Contributions	—	—	—	—	—	—	—	—	—	860	860
Distributions	—	—	—	—	—	—	—	—	(6,698)	(9,787)	(16,485)
Amortization of equity based compensation	—	—	—	—	42,728	—	—	—	—	—	42,728
Issuance of common stock	4,000	4	—	—	31,996	—	—	—	—	—	32,000
Issuance of Purchase Right	—	—	—	—	8,425	—	—	—	—	—	8,425
Grants of restricted stock						—	—	—	—	—	—
Purchase of treasury stock	(384)	—	—	—	—	(3,035)	—	—	—	—	(3,035)
Re-issuance of treasury stock	4,423	4	—	—	(4)	—	—	—	—	—	—
Shares acquired to satisfy minimum required federal and state tax withholding on vesting restricted stock and units	(1,301)	(1)	—	—	—	(17,125)	—	—	—	—	(17,126)
Forfeitures	(28)	—	—	—	—	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	(107,729)	—	—	—	(107,729)
Exchange of noncontrolling interest for common stock	12,159	12	(12,160)	(12)	165,788	—	—	(6,952)	(158,613)	—	223
CECL Adoption (refer to Note 3)	—	—	—	—	—	—	(5,797)	—	—	—	(5,797)
Net income (loss)	—	—	—	—	—	—	(14,445)	—	(557)	5,544	(9,458)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(9,950)	(5,208)	—	(15,158)
Rebalancing of ownership percentage between Company and Operating Partnership	—	—	—	—	(1,243)	—	—	2,221	(978)	—	—
Balance, December 31, 2020	126,378	$ 127	—	$ —	$ 1,780,074	$(62,859)	$ (163,717)	$ (10,463)	$ —	$ 5,263	$ 1,548,425

Refer to the accompanying notes to consolidated financial statements.

Ladder Capital Corp
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 165,305	$ 56,893	$ (9,458)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Gain) loss on extinguishment of debt	(685)	—	(22,250)
Depreciation and amortization	32,673	37,801	39,079
Unrealized (gain) loss on derivative instruments	(645)	(42)	269
Unrealized (gain) loss on equity securities	41	—	132
Unrealized (gain) loss on Agency interest-only securities	45	91	(263)
Unrealized (gain) loss on investment in mutual fund	—	—	(158)
Provision for (release of) loan loss reserves	3,711	(8,713)	18,275
Amortization of equity based compensation	31,584	15,300	42,728
Amortization of deferred financing costs included in interest expense	15,565	21,530	18,730
Amortization of premium/discount on mortgage loan financing included in interest expense	(731)	(1,226)	(1,160)
Amortization of above- and below-market lease intangibles	(1,763)	(1,888)	(2,234)
(Accretion)/amortization of discount, premium and other fees on loans	(20,759)	(13,832)	(15,530)
(Accretion)/amortization of discount, premium and other fees on securities	(827)	236	526
Realized (gain) loss on sale of mortgage loan receivables held for sale	2,511	(8,398)	(8,026)
Realized (gain) loss on sale of mortgage loan receivables held for investment	—	—	9,596
Realized (gain) loss on disposition of loan via foreclosure	—	26	(98)
Realized (gain) loss on securities	73	(1,594)	13,136
Realized (gain) loss on sale of real estate, net	(115,998)	(55,766)	(32,102)
Realized gain on sale of derivative instruments	(64)	—	(108)
(Earnings) loss from investments in unconsolidated ventures in excess of distributions received	(785)	(1,462)	(1,821)
Insurance proceeds for remediation work due to property damage	—	2,092	—
Insurance proceeds used for remediation work due to property damage	(27)	(1,888)	—
Origination of mortgage loan receivables held for sale	(61,318)	(220,359)	(212,845)
Repayment of mortgage loan receivables held for sale	68	183	404
Proceeds from sales of mortgage loan receivables held for sale	29,151	259,092	312,273
Change in deferred tax asset (liability)	(505)	271	94
Changes in operating assets and liabilities:			
Accrued interest receivable	(11,294)	649	4,895
Other assets	4,425	5,758	(8,778)
Accrued expenses and other liabilities	36,959	(5,015)	(33,363)
Net cash provided by (used in) operating activities	**106,710**	**79,739**	**111,943**
Cash flows from investing activities:			
Origination of mortgage loan receivables held for investment	(1,234,765)	(2,309,888)	(353,662)
Purchases of mortgage loan receivables held for investment	—	(63,600)	—
Repayment of mortgage loan receivables held for investment	909,766	1,103,614	891,705
Proceeds from sale of mortgage loan receivables held for investment	—	46,557	270,491
Purchases of real estate securities	(96,173)	(247,022)	(440,612)
Repayment of real estate securities	184,838	164,494	146,158
Basis recovery of interest-only securities	4,960	6,589	7,611
Proceeds from sales of real estate securities	5,780	438,594	932,158
Purchases of real estate	—	(20,452)	(7,440)
Capital improvements of real estate	(6,949)	(4,873)	(6,103)

	Year Ended December 31,		
	2022	**2021**	**2020**
Proceeds from sale of real estate	310,527	190,870	67,104
Capital distribution from investment in unconsolidated ventures	2,284	24,561	4,002
Proceeds from sale of FHLB stock	2,250	19,165	30,619
Purchase of derivative instruments	(1,097)	(69)	(196)
Sale of derivative instruments	169	—	430
Net cash provided by (used in) investing activities	**81,590**	**(651,460)**	**1,542,265**
Cash flows from financing activities:			
Deferred financing costs paid	(8,311)	(3,221)	(18,021)
Proceeds from borrowings under debt obligations	2,426,666	4,519,064	10,021,156
Repayment of borrowings under debt obligations	(2,412,961)	(4,493,566)	(10,614,556)
Cash dividends paid to Class A common shareholders	(107,011)	(100,553)	(118,888)
Capital distributed to noncontrolling interests in operating partnership	—	—	(6,698)
Capital contributed by noncontrolling interests in consolidated ventures	186	1,506	860
Capital distributed to noncontrolling interests in consolidated ventures	(29,541)	(783)	(9,787)
Reissuance of treasury stock	—	(1)	—
Payment of liability assumed in exchange for shares for the minimum withholding taxes on vesting restricted stock	(11,356)	(4,457)	(17,126)
Purchase of treasury stock	(7,916)	(9,007)	(3,035)
Issuance of common stock	—	1	32,000
Issuance of Purchase Right	—	—	8,425
Net cash provided by (used in) financing activities	**(150,244)**	**(91,017)**	**(725,670)**
Net increase (decrease) in cash, cash equivalents and restricted cash	**38,056**	**(662,738)**	**928,538**
Cash, cash equivalents and restricted cash at beginning of period	621,546	1,284,284	355,746
Cash, cash equivalents and restricted cash at end of period	**$ 659,602**	**$ 621,546**	**$ 1,284,284**
Supplemental information:			
Cash paid for interest, net of amounts capitalized	$ 177,977	$ 173,128	$ 202,939
Cash paid (received) for income taxes	(1,169)	(2,527)	2,197
Non-cash investing and financing activities:			
Securities and derivatives purchased, not settled	2,953	18	—
Securities and derivatives sold, not settled	10	10	—
Repayment in transit of mortgage loans receivable held for investment (other assets)	18,928	26,636	69,649
Settlement of mortgage loan receivable held for investment by real estate, net	—	(81,129)	(28,903)
Real estate acquired in settlement of mortgage loan receivable held for investment, net	9,386	81,750	29,310
Net settlement of sale of real estate, subject to debt - real estate	—	(29,827)	(31,768)
Net settlement of sale of real estate, subject to debt - debt obligations	—	29,827	31,768
Real estate acquired in former unconsolidated venture agreement	15,436	—	—
Transfer of real estate, net into real estate held for sale	—	25,179	—
Exchange of noncontrolling interest for common stock	—	—	158,625
Change in deferred tax asset related to exchanges of noncontrolling interest for common stock	—	—	223
Rebalancing of ownership percentage between Company and Operating Partnership	—	—	(978)
Dividends declared, not paid	32,000	27,591	27,537

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statement of cash flows ($ in thousands):

	December 31, 2022	December 31, 2021	December 31, 2020
Cash and cash equivalents	$ 609,078	$ 548,744	$ 1,254,432
Restricted cash	50,524	72,802	29,852
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	**$ 659,602**	**$ 621,546**	**$ 1,284,284**

Refer to the accompanying notes to consolidated financial statements.

1. ORGANIZATION AND OPERATIONS

Ladder Capital Corp (the "Company") is an internally-managed real estate investment trust ("REIT") that is a leader in commercial real estate finance. The Company originates and invests in a diverse portfolio of commercial real estate and real estate-related assets, focusing on senior secured assets. The Company's investment activities include: (i) the Company's primary business of originating senior first mortgage fixed and floating rate loans collateralized by commercial real estate with flexible loan structures; (ii) owning and operating commercial real estate, including net leased commercial properties; and (iii) investing in investment grade securities secured by first mortgage loans on commercial real estate. Ladder Capital Corp, as the general partner of Ladder Capital Finance Holdings LLLP ("LCFH" or the "Operating Partnership"), operates the Ladder Capital business through LCFH and its subsidiaries. As of December 31, 2022, Ladder Capital Corp has a 100.0% economic interest in LCFH and controls the management of LCFH as a result of its ability to appoint its board members. Accordingly, Ladder Capital Corp consolidates the financial results of LCFH and its subsidiaries. In addition, Ladder Capital Corp, through certain subsidiaries which are treated as taxable REIT subsidiaries (each a "TRS"), is indirectly subject to U.S. federal, state and local income taxes. Other than such indirect U.S. federal, state and local income taxes, there are no material differences between Ladder Capital Corp's consolidated financial statements and LCFH's consolidated financial statements.

Ladder Capital Corp was formed as a Delaware corporation on May 21, 2013. The Company conducted its initial public offering ("IPO") which closed on February 11, 2014. The Company used the net proceeds from the IPO to purchase newly issued limited partnership units ("LP Units") from LCFH. In connection with the IPO, Ladder Capital Corp also became a holding corporation and the general partner of, and obtained a controlling interest in, LCFH. Ladder Capital Corp's only business is to act as the general partner of LCFH, and, as such, Ladder Capital Corp indirectly operates and controls all of the business and affairs of LCFH and its subsidiaries. The IPO transactions described herein are referred to as the "IPO Transactions."

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Principles of Consolidation

The accompanying consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

The consolidated financial statements include the Company's accounts and those of its subsidiaries which are majority-owned and/or controlled by the Company and variable interest entities ("VIEs") for which the Company has determined itself to be the primary beneficiary, if any. All significant intercompany transactions and balances have been eliminated.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810 — *Consolidation* ("ASC 810"), provides guidance on the identification of entities for which control is achieved through means other than voting rights and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. The Company consolidates VIEs in which it is considered to be the primary beneficiary. The primary beneficiary is the entity that has both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE's performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. Refer to Note 10, Consolidated Variable Interest Entities for further information on the Company's consolidated variable interest entities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of resulting changes are reflected in the consolidated financial statements in the period the changes are deemed to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to the following:

- valuation of real estate securities;
- valuation of mortgage loan receivables held for sale;
- valuation of real estate;
- allocation of purchase price for acquired real estate, including real estate acquired via foreclosure;
- impairment, and useful lives, of real estate;
- useful lives of intangible assets;
- valuation of derivative instruments;
- valuation of deferred tax asset (liability);
- determination of effective yield for recognition of interest income;
- adequacy of current expected credit losses ("CECL") including the valuation of underlying collateral for collateral-dependent loans;
- determination of impairment of real estate securities and investments in and advances to unconsolidated ventures;
- certain estimates and assumptions used in the accrual of incentive compensation and calculation of the fair value of equity compensation issued to employees;
- determination of the effective tax rate for income tax provision; and
- certain estimates and assumptions used in the allocation of revenue and expenses for our segment reporting.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less, at the time of acquisition, to be cash equivalents. The Company maintains cash accounts at several financial institutions, which are insured up to a maximum of $250,000 per account as of December 31, 2022 and December 31, 2021. At December 31, 2022 and December 31, 2021, and at various times during the years, the balances exceeded the insured limits.

Restricted Cash

Restricted cash includes accounts the Company maintains with brokers to facilitate financial derivative and repurchase agreement transactions in support of its loan and securities investments and risk management activities. Based on the value of the positions in these accounts and the associated margin requirements, the Company may be required to deposit additional cash into these broker accounts. The cash collateral held by broker is considered restricted cash. Restricted cash also includes tenant security deposits, deposits related to real estate sales and acquisitions and required escrow balances on credit facilities.

Mortgage Loan Receivables Held for Investment

Loans for which the Company has the intention and ability to hold for the foreseeable future, or until maturity or payoff, are reported at their outstanding principal balances net of any unearned income, unamortized deferred fees or costs, premiums or discounts and an allowance for credit losses. Loan origination fees and direct loan origination costs are deferred and recognized in interest income over the estimated life of the loans using the effective interest method, adjusted for actual prepayments. Upon the decision to market such loans, the Company will evaluate if the loan meets held for sale criteria and then will transfer the loan from mortgage loan receivables held for investment to mortgage loan receivables held for sale at the lower of carrying value or fair value on the consolidated balance sheets.

Provision for Loan Losses

The Company uses a current expected credit loss model ("CECL") for estimating the provision for loan losses on its loan portfolio. The CECL model requires the consideration of possible credit losses over the life of an instrument and includes a portfolio-based component and an asset-specific component. In compliance with the CECL reporting requirements, the Company supplemented its existing credit monitoring and management processes with additional processes to support the calculation of the CECL reserves. As part of that effort, the Company engages a third-party service provider to provide market data and a credit loss model. The credit loss model is a forward-looking, econometric, commercial real estate ("CRE") loss forecasting tool. It is comprised of a probability of default ("PD") model and a loss given default ("LGD") model that, layered together with the Company's loan-level data, fair value of collateral, net operating income of collateral, selected forward-looking macroeconomic variables, and pool-level mean loss rates, produces life of loan expected losses ("EL") at the loan and portfolio level. Where management has determined that the credit loss model does not fully capture certain external factors, including portfolio trends or loan-specific factors, a qualitative adjustment to the reserve, is recorded. In addition, interest receivable on loans is not included in the Company's CECL calculations as the Company performs timely write off of aged accounts receivable. The Company has made a policy election to to write off aged receivables through interest income as opposed to through the CECL provision on its statements of income.

The asset-specific reserve component relates to reserves for losses on individually impaired loans. The Company evaluates each loan for impairment at least quarterly. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan. If the loan is considered to be impaired, an allowance is recorded to reduce the carrying value of the loan to the present value of the expected future cash flows discounted at the loan's effective rate or the fair value of the collateral, less the estimated costs to sell, if recovery of the Company's investment is expected solely from the collateral. The Company may use the direct capitalization rate valuation methodology, the discounted cash flow methodology, or the sales comparison approach to estimate the fair value of the collateral for such loans and in certain cases will obtain external appraisals and take into account potential sale bids. Determining fair value of the collateral may take into account a number of assumptions including, but not limited to, cash flow projections, market capitalization rates, discount rates and data regarding recent comparable sales of similar properties. Such assumptions are generally based on current market conditions and are subject to economic and market uncertainties.

The Company's loans are typically collateralized by real estate directly or indirectly. As a result, the Company regularly evaluates the extent and impact of any credit deterioration associated with the performance and/or value of the underlying collateral property as well as the financial and operating capability of the borrower/sponsor on a loan-by-loan basis. Specifically, a property's operating results and any cash reserves are analyzed and used to assess: (i) whether cash flow from operations is sufficient to cover the debt service requirements currently and into the future; (ii) the ability of the borrower to refinance the loan at maturity; and/or (iii) the property's liquidation value. The Company also evaluates the financial wherewithal of any loan guarantors as well as the borrower's competency in managing and operating the properties. In addition, the Company considers the overall economic environment, real estate sector, and geographic submarket in which the collateral property is located. Such impairment analyses are completed and reviewed by asset management and underwriting personnel, who utilize various data sources, including: (i) periodic financial data such as property occupancy, tenant profile, rental rates, operating expenses, the borrowers' business plan, and capitalization and discount rates; (ii) site inspections; and (iii) current credit spreads and other market data and ultimately presented to management for approval.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring ("TDR"). A TDR occurs when a concession is granted and the debtor is experiencing financial difficulties. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loans. Generally, when granting concessions, the Company will seek to protect its position by requiring incremental pay downs, additional collateral or guarantees and, in some cases, lookback features or equity interests to offset concessions granted should conditions impacting the loan improve. The Company's determination of credit losses is impacted by TDRs whereby loans that have gone through TDRs are considered impaired, assessed for specific impairment, and are not included in the Company's assessment of the CECL reserve. Loans previously restructured under TDRs that subsequently default are reassessed to incorporate the Company's current assumptions on expected cash flows and additional provision for loan loss is recorded to the extent necessary.

The Company designates a loan as a non-accrual loan generally when: (i) the principal or coupon interest components of loan payments become 90-days past due; or (ii) in the opinion of the Company, it is doubtful the Company will be able to collect all principal and coupon interest due according to the contractual terms of the loan. Interest income on non-accrual loans in which the Company reasonably expects a full recovery of the loan's outstanding principal balance is recognized when received in cash. Otherwise, income recognition will be suspended and any cash received will be applied as a reduction to the amortized cost basis. A non-accrual loan is returned to accrual status at such time as the loan becomes contractually current and future principal and coupon interest are reasonably assured to be received in accordance with the contractual loan terms. A loan will be written off when management has determined principal and coupon interest is no longer realizable and deemed non-recoverable.

Mortgage Loan Receivables Held for Sale

Mortgage loan receivables held for sale are first mortgage loans that are secured by cash-flowing commercial real estate and are available for sale to securitizations. Mortgage loan receivables held for sale are recorded at lower of cost or market value on an individual basis.

Securities

The Company classifies its securities investments on the date of acquisition of the investment. Securities that the Company does not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses on all securities, except for Government National Mortgage Association ("GNMA") interest-only and Federal Home Loan Mortgage Corp ("FHLMC") interest-only securities (collectively, "Agency interest-only securities") and equity securities, recorded as a component of other comprehensive income (loss) in shareholders' equity. As more fully described in Note 4, certain securities that were purchased from the LCCM LC-26 securitization trust are designated as risk retention securities under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended ("Dodd-Frank Act") which are subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

The Company's Agency interest-only securities are considered to be hybrid financial instruments that contain embedded derivatives. As a result, the Company accounts for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in earnings in the consolidated statements of income. The Company's recognition of interest income from its Agency interest-only and all other securities, including effective interest from amortization of premiums, follows the Company's Revenue Recognition policy, as disclosed within this Note for recognizing interest income on its securities. The interest income recognized from the Company's Agency interest-only securities is recorded in interest income on the consolidated statements of income.

The Company uses the specific identification method when determining the cost of securities sold and the amount of gain (loss) on securities recognized in earnings. Unrealized losses on securities are evaluated by management to determine if the decline in fair value below the amortized cost basis is due to credit-related factors or noncredit-related factors, any impairment that is not credit-related is recognized in other comprehensive income, whereas any credit-related loss is recognized currently in earnings in the consolidated statements of income.

The Company has elected the fair value option for accounting for equity securities and changes in fair value are recorded in current period earnings.

When the estimated fair value of an available-for-sale security is less than amortized cost, the Company will consider whether there is an impairment in the value of the security. An impairment will be considered based on consideration of several factors, including (i) if the Company intends to sell the security, (ii) if it is more likely than not that the Company will be required to sell the security before recovering its cost, or (iii) the Company does not expect to recover the security's cost basis (i.e., a credit loss exists). A credit loss will have occurred if the present value of cash flows expected to be collected from the debt security is less than the amortized cost basis. If the Company intends to sell an impaired debt security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current period credit loss, the cost basis of the security will be written down to fair value, and the related impairment will be recognized currently in earnings. If a credit loss exists, but the Company does not intend to, nor is it more likely than not that it will be required to sell before recovery, the impairment will be separated into (i) the estimated amount relating to the credit loss, and (ii) the amount relating to all other factors. The amount of the impairment relating to credit losses will be recognized as an allowance for credit losses, which is a contra-asset and a reduction in earnings, with the remainder of the loss recognized in other comprehensive income.

Estimating cash flows and determining whether there is impairment requires management to exercise judgment and make significant assumptions, including, but not limited to, assumptions regarding estimated prepayments, loss assumptions, and assumptions regarding changes in interest rates. As a result, actual impairment losses, and the timing of income recognized on these securities, could differ from reported amounts.

For cash flow statement purposes, receipts of interest from interest-only real estate securities are bifurcated between amortization of premium/ (accretion) of discount and other fees on securities as part of cash flows from operations and basis recovery of Agency interest only securities as part of cash flows from investing activities.

The Company utilizes an internal model as its primary pricing source to develop its prices for its CMBS and other commercial real estate securities guaranteed by a U.S. governmental agency or by a government sponsored entity (together, "U.S. Agency securities"). Different judgments and assumptions could result in materially different estimates of fair value. To confirm its own valuations, the Company requests prices for each of its CMBS and U.S. Agency securities investments from three different sources, including third parties that provide pricing services and brokers, although since broker quotes for the same or similar securities in which Ladder has invested are non-binding, the Company does not consider them to be a primary source for valuation. The Company may also develop a price for a security based on its direct observations of market activity and other observations. Typically, at least two prices per security are obtained.

Prior to using a third-party pricing service for valuation, the Company develops an understanding of the valuation methodologies used by such pricing services through discussions with their representatives and review of their valuation methodologies used for different types of securities. The Company understands that the pricing services develop estimates of fair value for CMBS and U.S. Agency securities using various techniques, including discussion with their internal trading desks, proprietary models and matrix pricing approaches. The Company does not have access to, and is therefore not able to review in detail, the inputs used by the pricing services in developing their estimates of fair value. However, on at least a monthly basis as part of our closing process, the Company evaluates the fair value information provided by the pricing services by comparing this information for reasonableness against its direct observations of market activity for similar securities and anecdotal information obtained from market participants that, in its assessment, is relevant to the determination of fair value. This process may result in the Company "challenging" the estimate of fair value for a security if it is unable to reconcile the estimate provided by the pricing service with its assessment of fair value for the security. Accordingly, in following this approach, the Company's objective is to ensure that the information used by pricing services in their determination of fair value of securities is reasonable and appropriate.

Real Estate

The Company generally acquires real estate assets or land and development assets through cash purchases and may also acquire such assets through foreclosure or deed-in-lieu of foreclosure in full or partial satisfaction of defaulted loans. Based on the Company's strategic plan to realize the maximum value from the real estate acquired, properties are either classified as Real estate, net or Real estate held for sale in the consolidated balance sheets. When the Company intends to hold, operate or develop the property for a period of at least 12 months, assets are classified as Real estate, net. If the Company intends to market these properties for sale in the near term, assets are evaluated against the held for sale criteria and then may be classified as real estate held for sale in the consolidated balance sheets. The Company records acquired real estate at cost and makes assessments as to the useful lives of depreciable assets. The Company records real estate acquired through foreclosure at fair value. The Company considers the period of future benefit of the asset to determine its appropriate useful lives. Depreciation is computed using a straight-line method over the estimated useful life of 20 to 55 years for buildings, four to 15 years for building fixtures and improvements and the remaining lease term for acquired intangible lease assets or liabilities.

The Company classifies most of its investments in real estate as held and used. The Company measures and records a property that is classified as held and used at its carrying amount, adjusted for any depreciation expense and impairments, as applicable and are included in Real estate, net in the consolidated balance sheets.

Allocation of Purchase Price for Acquired Real Estate

Upon acquisition of rental property, the Company estimates the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases; (ii) in-place leases; and (iii) assumed mortgages. The Company allocates the purchase price to the assets acquired and liabilities assumed based on their relative fair values and real estate acquisition costs are capitalized as a component of the cost of the assets acquired for asset acquisitions. In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence and marketing and leasing activities, and utilizes various valuation methods. These methods may include discounted cash flow models, for which assumptions including cash flow projections, discount and capitalization rates, or market comparable transactions, which require management judgment in determining the appropriateness of recent comparable sales of similar properties, or the ground lease approach for land valuation, which requires management judgement in determining comparable ground leases to forecast the economic ground rent and apply capitalization rate to the forecast economic ground rent to estimate land value. The Company may also utilize estimates of replacement costs net of depreciation. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the remaining initial term plus the term of any below-market fixed rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining terms of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed rate renewal options of the respective leases. If a tenant with a below market rent renewal does not renew, any remaining unamortized amount will be taken into income at that time.

Other intangible assets acquired include amounts for in-place lease values. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases but in no event do the amortization periods for intangible assets exceed the depreciable lives of the buildings. If a tenant terminates its lease, the unamortized portion of the in-place lease value intangibles are charged to expense.

The fair value of other investments and debt assumed are valued using techniques consistent with those disclosed in Note 15, depending on the nature of the investments or debt. The fair value of other assumed assets and liabilities are based on best information available at the time of the acquisition.

Impairment of Property Held for Use

On a periodic basis, management assesses whether there are any indicators that the value of the Company's properties classified as held for use may be impaired. In addition to identifying any specific circumstances which may affect a property or properties, management considers other criteria for determining which properties may require assessment for potential impairment. The criteria considered by management include reviewing low leased percentages, significant near-term lease expirations, recently acquired properties, historical, current and projected operating and/or cash flow losses, near-term mortgage debt maturities or other factors that might impact the Company's intent and ability to hold the property. A property's value is impaired only if management's estimate of the aggregate future cash flows (undiscounted and without debt service charges) to be generated by the property is less than the carrying value of the property. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the property over the fair value of the property. The Company's estimates of aggregate future cash flows expected to be generated by each property are based on a number of assumptions. These assumptions are generally based on management's experience in its local real estate markets and the effects of current market conditions. The assumptions are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the future cash flows estimated by management in its impairment analyses may not be achieved, and actual losses or impairments may be realized in the future.

Real Estate Held for Sale

In accordance with accounting guidance found in ASC *Topic 360 - Property, Plant, and Equipment* ("ASC 360"), when assets meet the criteria for held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. If, in management's opinion, the estimated net sales price of the assets which have been identified as held for sale is less than the net book value of the assets, an impairment charge will be recorded in the consolidated statements of income.

If circumstances arise that previously were considered unlikely and, as a result, the Company decides not to sell a property previously classified as held for sale, the property is reclassified as held and used. A property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount before the property was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the property been continuously classified as held and used, or (b) the fair value at the date of the subsequent decision not to sell.

Sales of Real Estate

Gains on sales of real estate are recognized pursuant to the provisions included in ASC 606-20, *Revenue from Contracts with Customers* ("ASC 606-20") or ASC 610-20, *Gains and Losses from the Derecognition of Nonfinancial Assets* ("ASC 610-20"). Generally, the Company's sales of residential condominiums would be governed by ASC 606-20 and the sales of rental properties under ASC 610-20.

Investments in and Advances to Unconsolidated Ventures

The Company accounts for its investments in unconsolidated ventures under the equity method of accounting. The Company applies the equity method by initially recording these investments at cost, as investments in unconsolidated ventures, subsequently adjusted for equity in earnings and cash contributions and distributions. In the event there is an outside basis portion of the Company's ventures, it is amortized over the anticipated useful lives of the underlying ventures' tangible and intangible assets acquired and liabilities assumed. Generally, the Company would discontinue applying the equity method when the investment (and any advances) is reduced to zero and would not provide for additional losses unless the Company has guaranteed obligations of the venture or is otherwise committed to providing further financial support for the investee. If the venture subsequently generates income, the Company only recognizes its share of such income to the extent it exceeds its share of previously unrecognized losses. The Company classifies distributions received from its investments in unconsolidated ventures using the nature of the distribution approach.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in unconsolidated ventures may be impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. The Company's estimates of value for each investment (particularly in commercial real estate ventures) are based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management's assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future.

Capitalization of Interest

Capitalization of costs begins when the activities necessary to get the development project ready for its intended use begins, which include costs incurred before the beginning of construction. Capitalization of costs ceases when the development project is substantially complete and ready for its intended use. Determining when a development project commences, and when it is substantially complete and ready for its intended use involves a degree of judgment. We generally consider a development project to be substantially complete and ready for its intended use upon receipt of a certificate of occupancy. We cease cost capitalization if activities necessary for the development of the property have been suspended. Capitalized costs are allocated to the specific components of a project that are benefited.

Interest shall be capitalized for investments accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations. The investor's investment in the investee, not the individual assets or projects of the investee, is the qualifying asset for purposes of interest capitalization.

Commitments and Contingencies

The Company, as lessee, records right-of-use lease assets in other assets and lease liabilities in other liabilities on its consolidated balance sheets. A lease is evaluated for classification as an operating or finance lease at the commencement date of the lease. Right-of-use assets initially equal the lease liability. The lease liability equals the present value of the minimum rental payments due under the lease discounted at the rate implicit in the lease or the Company's incremental borrowing rate for similar collateral if the rate implicit in the lease is not readily determinable.

Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension when the Company has determined, at or subsequent to lease commencement that it is reasonably certain of exercising such options.

The Company recognizes a single lease cost for operating leases in operating expenses in the consolidated statements of income, calculated so that the cost of the lease is allocated generally on a straight-line basis over the term of the lease, and classifies all cash payments within operating activities in the consolidated statements of cash flows.

The Company has elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less.

Valuation of Financial Instruments

Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize upon disposition of the financial instruments. Financial instruments with readily available active quoted prices, or for which fair value can be measured from actively quoted prices, generally will have a higher degree of pricing observability and will therefore require a lesser degree of judgment to be utilized in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and will require a higher degree of judgment in measuring fair value. Pricing observability is generally affected by such items as the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and overall market conditions. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

For a further discussion regarding the measurement of financial instruments see Note 15, Fair Value of Financial Instruments.

Valuation Hierarchy

In accordance with the authoritative guidance on fair value measurements and disclosures under ASC 820 - *Fair Value Measurement*, the methodologies used for valuing such instruments have been categorized into three broad levels as follows:

Level 1 - Quoted prices in active markets for identical instruments.

Level 2 - Valuations based principally on other observable market parameters, including:

- Quoted prices in active markets for similar instruments,
- Quoted prices in less active or inactive markets for identical or similar instruments,
- Other observable inputs (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates), and
- Market corroborated inputs (derived principally from or corroborated by observable market data).

Level 3 - Valuations based significantly on unobservable inputs.

- Valuations based on third-party indications (broker quotes, counterparty quotes or pricing services), which were in turn, based significantly on unobservable inputs or were otherwise not supportable as Level 2 valuations, and
- Valuations based on internal models with significant unobservable inputs.

Pursuant to the authoritative guidance, these levels form a hierarchy. The Company follows this hierarchy for its financial instruments measured at fair value on a recurring basis. The classifications are based on the lowest level of input that is significant to the fair value measurement.

It is the Company's policy to determine when transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Tuebor/Federal Home Loan Bank Membership

Tuebor Captive Insurance Company LLC ("Tuebor"), was licensed in Michigan and approved to operate as a captive insurance company as well as being approved to become a member of the Federal Home Loan Bank ("FHLB"), with membership finalized with the purchase of stock, in the FHLB on July 11, 2012. That approval allowed Tuebor to purchase capital stock in the FHLB, the prerequisite to obtaining financing on eligible collateral.

Each member of the FHLB must purchase and hold FHLB stock as a condition of initial and continuing membership, in proportion to their borrowings from the FHLB and levels of certain assets. Members may need to purchase additional stock to comply with these capital requirements from time to time. FHLB stock is redeemable by Tuebor upon five (5) years prior written notice, subject to certain restrictions and limitations. Under certain conditions, the FHLB may also, at its sole discretion, repurchase FHLB stock from its members. The Company records its investment in FHLB stock at its par value and the FHLB stock is expected to be repurchased by the FHLB at its par value. As of December 31, 2022 and 2021, the carrying value of the FHLB stock was $9.6 million and $11.8 million respectively, which is included in other assets on the consolidated balance sheets.

Debt Issuance Costs

The Company recognizes debt issuance costs related to its senior unsecured notes on its consolidated balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company defers debt issuance costs associated with lines of credit and presents them as an asset and subsequently amortizes the debt issuance costs ratably over the term of the revolving debt arrangement. The Company considers its committed loan master repurchase facilities, borrowings under credit agreement and revolving credit facility to be revolving debt arrangements.

Derivative Instruments

In the normal course of business, the Company is exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. To address exposure to interest rates, the Company uses derivatives primarily to economically hedge the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. The Company may use a variety of derivative instruments that are considered conventional, or "plain vanilla" derivatives, including interest rate swaps, futures, caps, collars and floors, to manage interest rate risk.

To determine the fair value of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, and termination cost may be used to determine fair value. All such methods of measuring fair value for derivative instruments result in an estimate of fair value, and such value may never actually be realized.

The Company recognizes all derivatives on the consolidated balance sheets at fair value. The Company does not generally designate derivatives as hedges to qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of, these derivatives have been recognized currently in net result from derivative transactions in the accompanying consolidated statements of income. The Company records derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately on the Company's consolidated balance sheets.

Repurchase Agreements

The Company finances certain of its mortgage loan receivables held for sale, a portion of its mortgage loan receivables held for investment and the majority of its real estate securities using repurchase agreements. Under a repurchase agreement, an asset is sold to a counterparty to be repurchased at a future date at a predetermined price, which represents the original sales price plus interest. The Company accounts for these repurchase agreements as financings under ASC 860-10-40.

Income Taxes

The Company has elected to be taxed as a REIT under the Code effective January 1, 2015. The Company is subject to federal income taxation at corporate rates on its REIT taxable income; however, the Company is allowed a deduction for the amount of dividends paid to its stockholders, thereby subjecting the distributed net income of the Company to taxation at the stockholder level only. Any income associated with a TRS is fully taxable because a TRS is subject to federal and state income taxes as a domestic C corporation based upon its taxable net income. The Company is also subject to U.S. federal income tax (and possibly state and local taxes) to the extent it recognizes any "built-in gains" that existed as of January 1, 2015, the effective date of Company's election to be subject to tax as a REIT under the Code (the "REIT Election") for the five-year period following the REIT Election. The Company intends to continue to operate in a manner consistent with and to elect to be treated as a REIT for tax purposes.

The Company accounts for income taxes in accordance with ASC *Topic 740 - Income Taxes* ("ASC 740")*,* which requires the recognition of tax benefits or expenses on the temporary differences between financial reporting and tax bases of assets and liabilities. The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce shareholders' equity.

The Company's policy is to classify interest and penalties associated with underpayment of U.S. federal and state income taxes, if any, as a component of income tax expense (benefit) on its consolidated statements of income. For the years ended December 31, 2022, 2021 and 2020, the Company did not have material interest or penalties associated with the underpayment of any income taxes. The last three tax years remain open and subject to examination by tax jurisdictions.

Interest Income

Interest income is accrued based on the outstanding principal amount and contractual terms of the Company's loans and securities. Discounts or premiums associated with the purchase of loans and investment securities are amortized or accreted into interest income as a yield adjustment on the effective interest method, based on expected cash flows through the expected recovery period of the investment. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections. The Company has historically collected, and expects to continue to collect, all contractual amounts due on its originated loans. As a result, the Company does not adjust the projected cash flows to reflect anticipated credit losses for these loans. If the performance of a credit deteriorated security is more favorable than forecasted, the Company will generally accrete more credit discount into interest income than initially or previously expected. These adjustments are made prospectively beginning in the period subsequent to the determination that a favorable change in performance is projected. Conversely, if the performance of a credit deteriorated security is less favorable than forecasted, an impairment may be taken, and the amount of discount accreted into income will generally be less than previously expected.

The Company applies the provisions of ASC 310-20 for our high credit quality securities rated AA or above. The effective yield on securities is based on the projected cash flows from each security, which is estimated based on the Company's observation of the then current information and events and will include assumptions related to interest rates, prepayment rates and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses (if applicable), and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a retrospective change in the yield/interest income recognized on such securities. Actual maturities of the securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of scheduled principal, and repayments of principal. Therefore, actual maturities of the securities will generally be shorter than stated contractual maturities.

For loans classified as held for investment and that the Company has not elected to record at fair value under ASC 825, origination fees and direct loan origination costs are recognized in interest income over the loan term as a yield adjustment using the effective interest method. For loans classified as held for sale and that the Company has not elected to record at fair value under ASC 825, origination fees and direct loan origination costs are deferred adjusting the basis of the loan and are realized as a portion of the gain/(loss) on sale of loans when sold. As of December 31, 2022 and 2021, the Company did not hold any loans for which the fair value option was elected.

The Company applies the provisions in ASC 325-40 for our securities rated below AA, cash flows from a security are estimated by applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. The Company will review and, if appropriate, make adjustments to, its cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources and its judgment about interest rates, prepayment rates, the timing and amount of credit losses and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized and amortization of any premium or discount on, or the carrying value of, such securities.

For investments purchased that either meet the definition of a purchased financial asset with credit deterioration ("PCD") or where there is significant difference between contractual cash flows and expected cash flows, the Company applies the PCD guidance in ASC 326-30. ASC 326-30 requires an initial estimate of expected credit losses to be recognized through an adjustment to the amortized cost basis of the financial asset (i.e., a balance sheet gross up) with no impact to earnings.

As of the date of acquisition, the amount of expected credit losses is added to the purchase price of the security to establish the initial amortized cost basis. Any difference between the amortized cost basis (purchase price plus the initial allowance for credit losses) and the par amount of the security is considered to be a non-credit discount/premium and will be accreted/amortized into interest income using the interest method.

When assessing whether the credit quality of the asset has deteriorated, the Company compares the credit quality of the asset at the time of origination with the credit quality at the time of acquisition. An asset that was originated with low credit quality should not be considered to be PCD if there has not been a more-than-insignificant deterioration in credit since origination.

Recognition of Operating Lease Income and Tenant Recoveries

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC 842. Any non-lease components are subject to other applicable accounting guidance. We elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC 842 - Leases, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Certain of the Company's real estate is leased to others on a net lease basis where the tenant is generally responsible for payment of real estate taxes, property, building and general liability insurance and property and building maintenance. These leases are for fixed terms of varying length and provide for annual rentals.

Rental income from operating leases is recognized in real estate operating income on a straight-line basis, generally from the later of the date the lessee takes possession of the space or the space is ready for its intended use. If the Company acquires a facility subject to an existing operating lease, the Company will recognize operating lease income on the straight-line method beginning on the date of acquisition over the term of the respective leases. The amount of future lease payments may be increased to include additional payments related to lease extension options when the Company has determined the extension options are reasonably certain to be exercised. The cumulative excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in unbilled rent receivable within other assets in the consolidated balance sheets.

Tenant reimbursements, which consist of real estate taxes and other municipal charges paid by the Company, which were reimbursable by our tenants pursuant to the terms of the lease agreements, are recognized as revenue in the period during which the applicable expenses are incurred. Tenant reimbursements are included in real estate operating income on the Company's consolidated statements of income.

The Company moves to cash basis for operating lease income recognition in the period in which collectability of all lease payments is no longer considered probable. At such time, any operating lease receivable or unbilled rent receivable balance will be written off. If and when lease payments that were previously not considered probable of collection become probable, the Company will move back to the straight-line method of income recognition and record an adjustment to operating lease income in that period as if the lease was always on the straight-line method of income recognition.

Transfers of Financial Assets

For a transfer of financial assets to be considered a sale, the transfer must meet the sale criteria of ASC 860, which, at the time of the transfer, require that the transferred assets qualify as recognized financial assets and the Company surrender control over the assets. Such surrender requires that the assets be isolated from the Company, even in bankruptcy or other receivership, the purchaser have the right to pledge or sell the assets transferred and the Company not have an option or obligation to reacquire the assets. If the sale criteria are not met, the transfer is considered to be a secured borrowing, the assets remain on the Company's consolidated balance sheets and the sale proceeds are recognized as a liability. In November 2017, the SEC staff indicated that, despite transfer restrictions placed on qualified Third Party Purchasers by the risk retention rules of the Dodd-Frank Act, they would not take exception to a registrant treating transfers of financial instruments in a securitization as sales if the transfers otherwise met all the criteria for sale accounting. The Company believes treatment of such transfers as sales is consistent with the substance of such transactions and, accordingly, reflects such transfers as sales. We recognize gains on sale of loans net of any costs related to that sale.

Debt Issued

From time to time, a subsidiary of the Company will originate a loan (each, an "Intercompany Loan," and collectively, "Intercompany Loans") to another subsidiary of the Company to finance the purchase of real estate. The mortgage loan receivable and the related obligation do not appear in the Company's consolidated balance sheets as they are eliminated upon consolidation. Once the Company issues (sells) an Intercompany Loan to a third-party securitization trust (for cash), the related mortgage note is held for the first time by a creditor external to the Company. The accounting for the securitization of an Intercompany Loan—a financial instrument that has never been recognized in our consolidated financial statements as an asset—is considered a financing transaction under ASC 470 - *Debt*, and ASC 835 - *Interest*.

The periodic securitization of the Company's mortgage loans involves both Intercompany Loans and mortgage loans made to third parties with the latter recognized as financial assets in the Company's consolidated financial statements as part of an integrated transaction. The Company receives aggregate proceeds equal to the transaction's all-in securitization value and sales price. In accordance with the guidance under ASC 835, when initially measuring the obligation arising from an Intercompany Loan's securitization, the Company allocates the proceeds from each securitization transaction between the third-party loans and each Intercompany Loan so securitized on a relative fair value basis determined in accordance with the guidance in ASC 820, Fair Value Measurement. The difference between the amount allocated to each Intercompany Loan and the loan's face amount is recorded as a premium or discount, and is amortized, using the effective interest method, as a reduction or increase in reported interest expense, respectively.

Fee and Other Income

Fee and other income is composed of income from dividend income on our investment in FHLB stock, as well as from underwriting fees, exit fees and other fees on the loans we originate and in which we invest.

Fee Expense

Fee expense is composed primarily of fees related to financing arrangements, transaction related costs and financing arrangements and other investment related costs.

Stock Based Compensation Plan

The Company accounts for its equity-based compensation awards using the fair value method, which requires an estimate of fair value of the award at the time of grant. The Company recognizes the compensation expense related to the time-based vesting criteria on a straight-line basis over the requisite service period. Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition. Therefore, compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The Company made a policy election to account for forfeitures as they occur rather than on an estimated basis.

Recently Adopted Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, ("ASU 2020-04"), and in January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform* (Topic 848)-*Scope* ("ASU 2021-01"). Both ASU 2020-04 and ASU 2021-01 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. ASU 2020-04 and ASU 2021-01 are effective upon issuance for contract modifications and hedging relationships on a prospective basis. The adoption of ASU 2020-04 and ASU 2021-01 did not have a material impact on the Company's consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which updates various codification topics by clarifying or improving disclosure requirements to align with the SEC's regulations. The adoption of ASU 2020-10 did not have a material impact on the Company's consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Issuer's Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of ASU 2021-04 did not have a material impact on the Company's consolidated financial statements.

In July 2021, the FASB issued ASU 2021-05—Leases (Topic 842): *Lessors—Certain Leases with Variable Lease Payments* ("ASU 2021-05"). The adoption of ASU 2021-05 is effective for fiscal years beginning after December 15, 2021. There was no material impact to the Company as a result of the adoption of ASU 2021-05.

Recent Accounting Pronouncements Pending Adoption

In March 2022, the FASB issued ASU 2022-02—Financial Instruments-Credit Losses (Topic 326): *Troubled Debt Restructurings and Vintage Disclosures* ("ASU 2022-02"). ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings and requires disclosure of current-period gross write-offs by year of loan origination. Additionally, ASU 2022-02 updates the accounting for credit losses under ASC 326 and adds enhanced disclosures with respect to loan refinancing and restructuring in the form of principal forgiveness, interest rate concessions, other-than-insignificant payment delays, or term extensions when the borrower is experiencing financial difficulties. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, and early adoption is permitted. The amendments should be applied prospectively, however for the recognition and measurement of troubled debt restructurings, the entity has the option to apply a modified retrospective transition method, resulting in a cumulative-effect adjustment to retained earnings in the period of adoption. The Company is currently evaluating the impact of the update on the Company's consolidated financial statements.

Any new accounting standards not disclosed above that have been issued or proposed by FASB and that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

3. MORTGAGE LOAN RECEIVABLES

December 31, 2022 ($ in thousands)

	Outstanding Face Amount		Carrying Value		Weighted Average Yield (1)(2)(3)	Remaining Maturity (years)(2)(3)
Mortgage loan receivables held for investment, net, at amortized cost:						
First mortgage loans	$	3,841,315	$	3,819,860	8.83 %	1.3
Mezzanine loans		65,950		65,886	10.62 %	1.6
Total mortgage loans receivable		3,907,265		3,885,746	8.85 %	1.3
Allowance for credit losses		N/A		(20,755)		
Total mortgage loan receivables held for investment, net, at amortized cost		3,907,265		3,864,991		
Mortgage loan receivables held for sale:						
First mortgage loans		31,350		27,391	4.57 %	9.19
Total	**$**	**3,938,615**	**$**	**3,892,382** (4)	**8.82 %**	**1.3**

(1) Includes the impact from interest rate floors. December 31, 2022 LIBOR and SOFR rates are used to calculate weighted average yield for floating rate loans.
(2) Excludes non-accrual loans of $53.8 million. Refer to "Non-Accrual Status" below for further details.
(3) Includes the impact of one loan with a principal balance of $51.5 million which was extended through 2026 in January 2023.
(4) Net of $21.5 million of deferred origination fees and other items as of December 31, 2022.

As of December 31, 2022, $3.4 billion, or 87.2%, of the outstanding face amount of our mortgage loan receivables held for investment, net, at amortized cost, were at variable interest rates with $2.3 billion linked to LIBOR and $1.1 billion linked to SOFR. Of this $3.4 billion, 99.2% of these variable interest rate mortgage loan receivables were subject to interest rate floors. As of December 31, 2022, $31.4 million, or 100%, of the outstanding face amount of our mortgage loan receivables held for sale were at fixed interest rates linked to SOFR.

December 31, 2021 ($ in thousands)

	Outstanding Face Amount		Carrying Value		Weighted Average Yield (1)(2)	Remaining Maturity (years)(2)
Mortgage loan receivables held for investment, net, at amortized cost:						
First mortgage loans	$	3,482,715	$	3,454,654	5.50 %	1.8
Mezzanine loans		99,204		99,083	10.92 %	1.9
Total mortgage loans receivable		3,581,919		3,553,737	5.65 %	1.8
Allowance for credit losses		N/A		(31,752)		
Total mortgage loan receivables held for investment, net, at amortized cost		3,581,919		3,521,985		
Total	**$**	**3,581,919**	**$**	**3,521,985** (3)	**5.65 %**	**1.8**

(1) Includes the impact from interest rate floors. December 31, 2021 LIBOR rates are used to calculate weighted average yield for floating rate loans.
(2) Excludes non-accrual loans of $80.2 million. Refer to "Non-Accrual Status" below for further details.
(3) Net of $26.0 million of deferred origination fees and other items as of December 31, 2021.

As of December 31, 2021, $3.3 billion, or 91.5%, of the outstanding face amount of our mortgage loan receivables held for investment, net, at amortized cost, were at variable interest rates, linked to LIBOR. Of this $3.3 billion, 100% of these variable rate mortgage loan receivables were subject to interest rate floors.

For the years ended December 31, 2022, 2021, and 2020, the activity in our loan portfolio was as follows ($ in thousands):

| | Mortgage loan receivables held for investment, net, at amortized cost: | | Mortgage loan receivables held for sale |
	Mortgage loans receivable	Allowance for credit losses	
Balance, December 31, 2021	$ 3,553,737	$ (31,752)	$ —
Origination of mortgage loan receivables	1,234,765	—	61,318
Repayment of mortgage loan receivables	(901,082)	—	(68)
Proceeds from sales of mortgage loan receivables	—	—	(29,151)
Non-cash disposition of loans via foreclosure(1)	(10,235)	—	—
Sale of loans, net (2)	2,197	—	(4,708)
Accretion/amortization of discount, premium and other fees	20,759	—	—
Charge offs	(14,395)	14,395	—
Release (addition) of provision for current expected credit loss, net (3)	—	(3,398)	—
Balance, December 31, 2022	$ 3,885,746	$ (20,755)	$ 27,391

(1) Refer to Note 5 Real Estate and Related Lease Intangibles, Net for further detail on foreclosure of real estate.
(2) Includes unrealized lower of cost or market adjustment and realized gain/loss on loans held for sale.
(3) Refer to "Allowance for Credit Losses" table below for further detail.

| | Mortgage loan receivables held for investment, net, at amortized cost: | | Mortgage loan receivables held for sale |
	Mortgage loans receivable	Allowance for credit losses	
Balance, December 31, 2020	$ 2,354,059	$ (41,507)	$ 30,518
Origination of mortgage loan receivables	2,309,888	—	220,359
Purchases of mortgage loan receivables	63,600	—	—
Repayment of mortgage loan receivables	(1,059,796)	—	(183)
Proceeds from sales of mortgage loan receivables	(46,557)	—	(259,092)
Non-cash disposition of loan via foreclosure(1)	(81,289)	—	—
Sale of loans, net	—	—	8,398
Accretion/amortization of discount, premium and other fees	13,832	—	—
Release of asset-specific loan loss provision via foreclosure(1)	—	1,150	—
Release (addition) of provision for current expected credit loss, net	—	8,605	—
Balance, December 31, 2021	$ 3,553,737	$ (31,752)	$ —

(1) Refer to Note 5, Real Estate and Related Lease Intangibles, Net for further detail on real estate acquired via foreclosure.

	Mortgage loan receivables held for investment, net, at amortized cost:		Mortgage loan receivables held for sale
	Mortgage loans receivable	Allowance for credit losses	
Balance, December 31, 2019	$ 3,257,036	$ (20,500)	$ 122,325
Origination of mortgage loan receivables	353,661	—	212,845
Repayment of mortgage loan receivables	(960,832)	—	(404)
Proceeds from sales of mortgage loan receivables	(270,491)	—	(312,273)
Non-cash disposition of loan via foreclosure(1)	(31,249)	—	—
Sale of loans, net	(9,596)	—	8,025
Accretion/amortization of discount, premium and other fees	15,530	—	—
Release of asset-specific loan loss provision via foreclosure(1)	—	2,500	—
Provision for current expected credit loss (implementation impact)(2)	—	(4,964)	—
Provision for current expected credit loss (impact to earnings)(2)	—	(18,543)	—
Balance, December 31, 2020	$ 2,354,059	$ (41,507)	$ 30,518

(1) Refer to Note 5, Real Estate and Related Lease Intangibles, Net for further detail on real estate acquired via foreclosure.
(2) During the year ended December 31, 2020, the initial impact of the implementation of the CECL accounting standard as of January 1, 2020 is recorded against retained earnings. Subsequent remeasurement thereafter, including the period to date change for the year ended December 31, 2020, is accounted for as provision for (release of) loan losses in the consolidated statements of income.

Allowance for Credit Losses and Non-Accrual Status ($ in thousands)

	Year Ended December 31,		
Allowance for Credit Losses	2022	2021	2020
Allowance for credit losses at beginning of period	$ 31,752	$ 41,507	$ 20,500
Provision for current expected credit loss (implementation impact)(1)	—	—	4,964
Provision for (release of) current expected credit loss, net (2)	6,503	(8,605)	18,543
Foreclosure of loans subject to asset-specific reserve	—	(1,150)	(2,500)
Charge-offs	(14,395)	—	—
Recoveries(3)	(3,105)	—	—
Allowance for credit losses at end of period	$ 20,755	$ 31,752	$ 41,507

(1) Additional provisions for current expected credit losses related to implementation of $0.8 million and $22.0 thousand related to unfunded commitments and held-to-maturity securities, respectively, were recorded on January 1, 2020 at implementation of CECL.
(2) There were no asset specific reserves recorded for the year ended December 31, 2022 or 2021. For the year ended December 31, 2020, there was $9.2 million of asset specific reserves.
(3) Recoveries are recognized within the consolidated statements of income through "Provision for (release of) loan loss reserves".

Non-Accrual Status	December 31, 2022(1)	December 31, 2021(2)
Carrying value of loans on non-accrual status, net of asset-specific reserve	$ 53,809	$ 80,229

(1) Includes two of the Company's loans, which were originated simultaneously as part of a single transaction and had a combined carrying value of $23.3 million and one loan with a carrying value of $30.5 million as of December 31, 2022.
(2) Includes two of the Company's loans, which were originated simultaneously as part of a single transaction and had a combined carrying value of $24.2 million, two loans with a combined carrying value of $25.6 million and one loan with a carrying value of $30.5 million.

Current Expected Credit Loss ("CECL")

As of December 31, 2022, the Company has a $21.5 million allowance for current expected credit losses, of which $20.8 million pertains to mortgage loan receivables and $0.7 million relates to unfunded commitments. This allowance includes $2.7 million of asset-specific reserves relating to two loans with an amortized cost basis of $26.0 million as of December 31, 2022. The Company concluded that none of its other loans are individually impaired as of December 31, 2022.

As of December 31, 2021, the Company had a $32.2 million allowance for current expected credit losses, of which $31.8 million pertained to mortgage loan receivables and $0.4 million related to unfunded commitments. This allowance included three loans that had an aggregate of $20.2 million of asset-specific reserves against a carrying value of $69.9 million as of December 31, 2021.

The total change in provision for loan loss reserves for the year ended December 31, 2022 was an increase of the provision of $3.7 million. The net increase represents an increase in the general reserve of loans held for investment of $6.5 million and an increase related to unfunded loan commitments of $0.3 million partially offset by a $3.1 million recovery of provision. The increase in provision associated with the general reserve during the year December 31, 2022 is primarily due to adverse changes in macroeconomic scenarios and an overall increase in the size of our balance sheet first mortgage portfolio as a result of net originations during that time.

The total change in provision for loan loss reserves for the year ended December 31, 2021 was a release of $8.7 million. The release represented a decline in the general reserve of loans held for investment of $8.6 million and the release on unfunded loan commitments of $0.1 million. The release during the year ended December 31, 2021 was primarily due to an improvement in macroeconomic assumptions.

On January 1, 2020, the Company recorded a CECL reserve of $11.6 million, which equated to 0.36% of $3.2 billion carrying value of its held for investment loan portfolio. This reserve excluded three loans that previously had an aggregate of $14.7 million of asset-specific reserves and a carrying value of $39.8 million as of January 1, 2020. Upon adoption, the aggregated CECL Reserve reduced total shareholder's equity by $5.8 million.

The total change in reserve for provision for the year ended December 31, 2020 was $18.3 million, which included $9.1 million in the general reserve on both the loans held for investment and the related unfunded commitments and $9.2 million in asset-specific provision related to three loans. The movement in the reserve was primarily due to the update of the macro economic assumptions used.

Loan Portfolio by Geographic Region, Collateral Type and Vintage (amortized cost $ in thousands)

Geographic Region	December 31, 2022		December 31, 2021	
South	$	850,904	$	937,125
Northeast		868,199		1,080,652
Midwest		623,599		434,157
West		634,935		530,599
Southwest		882,097		501,272
Subtotal mortgage loans receivable		3,859,734		3,483,805
Individually impaired loans(1)		26,012		69,932
Total mortgage loans receivable	$	3,885,746	$	3,553,737

(1)   Refer to "Individually Impaired Loans" below for further detail.

Management's method for monitoring credit is the performance of a loan. The primary credit quality indicator management utilizes to assess its current expected credit loss reserve is by viewing the Company's mortgage loan portfolio by collateral type. The following tables summarize the amortized cost of the mortgage loan portfolio by collateral type as of December 31, 2022 and December 31, 2021, respectively ($ in thousands):

Collateral Type	Amortized Cost Basis by Origination Year as of December 31, 2022					
	2022	2021	2020	2019	2018 and Earlier	Total
Multifamily	$ 702,125	$ 722,862	$ —	$ —	$ —	$ 1,424,987
Office	78,754	676,431	29,650	58,684	136,512	980,031
Mixed Use	201,777	351,291	26,500	120,300	—	699,868
Industrial	37,616	96,486	—	115,545	—	249,647
Retail	60,089	107,305	—	12,953	9,126	189,473
Hospitality	—	45,416	—	13,843	78,364	137,623
Manufactured Housing	32,515	82,618	—	2,921	—	118,054
Other	32,353	19,898	—	7,800	—	60,051
Self-Storage	—	—	—	—	—	—
Subtotal mortgage loans receivable	1,145,229	2,102,307	56,150	332,046	224,002	3,859,734
Individually Impaired loans (1)	—	—	—	—	26,012	26,012
Total mortgage loans receivable (2)	$ 1,145,229	$ 2,102,307	$ 56,150	$ 332,046	$ 250,014	$ 3,885,746

Collateral Type	Amortized Cost Basis by Origination Year as of December 31, 2021					
	2021	2020	2019	2018	2017 and Earlier	Total
Office	$ 784,556	$ 29,636	$ 121,346	$ 59,073	$ 73,911	$ 1,068,522
Mixed Use	538,949	84,600	140,926	—	—	764,475
Multifamily	697,089	3,131	47,322	—	—	747,542
Hospitality	41,635	—	43,666	90,132	110,890	286,323
Retail	105,362	—	89,058	—	25,486	219,906
Industrial	41,203	—	108,469	—	—	149,672
Manufactured Housing	117,265	—	26,404	—	3,941	147,610
Other	26,801	—	8,768	20,743	—	56,312
Self-Storage	43,443	—	—	—	—	43,443
Subtotal mortgage loans receivable	2,396,303	117,367	585,959	169,948	214,228	3,483,805
Individually Impaired loans (1)	—	—	—	—	69,932	69,932
Total mortgage loans receivable (3)	$ 2,396,303	$ 117,367	$ 585,959	$ 169,948	$ 284,160	$ 3,553,737

(1) Refer to "*Individually Impaired Loans*" below for further detail.
(2) Not included above is $23.2 million of accrued interest receivable on all loans at December 31, 2022.
(3) Not included above is $12.6 million of accrued interest receivable on all loans at December 31, 2021.

Individually Impaired Loans

As of December 31, 2022, two loans with an amortized cost basis of $26.0 million and a combined carrying value of $23.3 million were impaired and on non-accrual status.

In 2018, a loan secured by a mixed-use property in the Northeast region, with a carrying value of $45.0 million, was determined to be impaired and a reserve of $10.0 million was recorded to reduce the carrying value of the loan to the estimated fair value of the collateral, less the estimated costs to sell. In 2018, the loan experienced a maturity default and its terms were modified in a TDR, which provided for, among other things, the restructuring of the Company's existing $45.0 million first mortgage loan into a $35.0 million A-Note and a $10.0 million B-Note. The reserve of $10.0 million was applied to the B-Note and the B-Note was placed on non-accrual status. During the three months ended March 31, 2020, management determined that the A-Note was also impaired. As a result, on March 31, 2020, the Company placed the A-Note on non-accrual status and recorded an asset-specific provision for loss on the A-Note of $7.5 million.

On June 27, 2022, the Company received proceeds of $27.7 million, consisting of $27.0 million of principal and $0.7 million of interest, in satisfaction of both the A-Note and the B-Note, which was above the combined carrying value of $24.6 million. As a result, the Company recorded a $3.1 million release in reserve of provision.

Other Loans on Non-Accrual Status

As of December 31, 2022, a loan secured by a mixed-use property in the Northeast region was on non-accrual status, with an amortized cost basis and carrying value of $30.5 million. In the fourth quarter of 2020, the Company designated the loan as non-accrual and performed a review of the collateral for the loan. As a result of the review as of December 31, 2022, the Company determined that no asset specific impairment was necessary. The review consisted of conversations with market participants familiar with the property locations as well as reviewing market data and comparable properties. There are no other loans on non-accrual status other than those discussed above in Individually Impaired Loans as of December 31, 2022.

The Company continues to actively monitor the mortgage loans receivable portfolio for both the immediate and long-term impact of current market conditions, including the inflationary environment, rising interest rates and the ongoing impact of the COVID-19 pandemic.

4. SECURITIES

The Company invests in primarily AAA-rated real estate securities, typically front pay securities, with relatively short duration and significant credit subordination. We continue to actively monitor the impacts of current market conditions on our securities portfolio.

Commercial mortgage backed securities ("CMBS"), CMBS interest-only securities, U.S. Agency securities, corporate bonds and U.S. Treasury securities are classified as available-for-sale and reported at fair value with changes in fair value recorded in the current period in other comprehensive income. As of December 31, 2022, the Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

Government National Mortgage Association ("GNMA"), Federal Home Loan Mortgage Corp ("FHLMC") and equity securities are recorded at fair value with changes in fair value recorded in current period earnings. The following is a summary of the Company's securities at December 31, 2022 and December 31, 2021 ($ in thousands):

December 31, 2022

			Gross Unrealized				Weighted Average			
Asset Type	**Outstanding Face Amount**	**Amortized Cost Basis**	**Gains**	**Losses (7)**	**Carrying Value**	**# of Securities**	**Rating (1)**	**Coupon %**	**Yield %**	**Remaining Duration (years)**
CMBS	$ 562,839	$ 562,246	$ —	$ (20,913)	$ 541,333 (2)	71	AAA	5.22 %	5.32 %	1.06
CMBS interest-only(3)	1,026,195 (3)	10,498	121	(176)	10,443 (4)	10	AAA	0.41 %	3.65 %	1.45
GNMA interest-only(5)	45,369 (3)	285	17	(21)	281	14	AAA	0.31 %	4.23 %	3.30
Agency securities	36	36	—	(1)	35	1	AAA	4.00 %	2.70 %	1.54
U.S. Treasury securities	36,000	35,374	6	(52)	35,328	10	N/A	N/A	4.17 %	0.60
Total debt securities	**1,670,439**	**608,439**	**144**	**(21,163)**	**587,420** (6)	**106**		**2.06 %**	**5.29 %**	**1.07**
Equity securities	N/A	160	—	(41)	119	1	N/A	N/A	N/A	N/A
Allowance for current expected credit losses	N/A	—	—	(20)	(20)					
Total securities	**$ 1,670,439**	**$ 608,599**	**$ 144**	**$ (21,224)**	**$ 587,519**	**107**				

December 31, 2021

			Gross Unrealized				Weighted Average			
Asset Type	**Outstanding Face Amount**	**Amortized Cost Basis**	**Gains**	**Losses (7)**	**Carrying Value**	**# of Securities**	**Rating (1)**	**Coupon %**	**Yield %**	**Remaining Duration (years)**
CMBS	$ 691,402	$ 691,026	$ 775	$ (5,508)	$ 686,293 (2)	73	AAA	1.57 %	1.57 %	2.06
CMBS interest-only(3)	1,302,551 (3)	15,268	617	—	15,885 (4)	13	AAA	0.45 %	5.67 %	1.88
GNMA interest-only(5)	59,075 (3)	518	105	(64)	559	14	AA+	0.38 %	4.97 %	3.64
Agency securities	557	560	3	—	563	2	AA+	2.47 %	1.58 %	0.69
Total debt securities	**$ 2,053,585**	**$ 707,372**	**$ 1,500**	**$ (5,572)**	**$ 703,300** (6)	**102**		**0.83 %**	**1.67 %**	**2.06**
Allowance for current expected credit losses	N/A	—	—	(20)	(20)					
Total real estate securities	**$ 2,053,585**	**$ 707,372**	**$ 1,500**	**$ (5,592)**	**$ 703,280**	**102**				

(1) Represents the weighted average of the ratings of all securities in each asset type, expressed as an S&P equivalent rating. For each security rated by multiple rating agencies, the highest rating is used. The ratings provided were determined by third-party rating agencies. The rates may not be current and are subject to change (including the assignment of a "negative outlook" or "credit watch") at any time.

(2) As of December 31, 2022 and December 31, 2021, respectively, includes $9.0 million and $9.9 million of restricted securities which are designated as risk retention securities under the Dodd Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

(3) The amounts presented represent the principal amount of the mortgage loans outstanding in the pool in which the interest-only securities participate.

(4) As of December 31, 2022 and December 31, 2021, respectively, includes $0.4 million and $0.5 million of restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust and are classified as held-to-maturity and reported at amortized cost.

(5) Agency interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings. The Company's Agency interest-only securities are considered to be hybrid financial instruments that contain embedded

derivatives. As a result, the Company has elected to account for them as hybrid instruments in their entirety at fair value with changes in fair value recognized in unrealized gain (loss) on Agency interest-only securities in the consolidated statements of income.

(6)   The Company's investments in debt securities represents an ownership interest in unconsolidated VIEs. The Company's maximum exposure to loss from these unconsolidated VIEs is the amortized cost basis of the securities which represents the purchase price of the investment adjusted by any unamortized premiums or discounts as of the reporting date.

(7)   Based on the Company's analysis, including review of interest rate changes and current levels of subordination, among other factors, the unrealized loss positions are determined to be due to market factors other than credit.

The following summarizes the carrying value of the Company's debt securities by remaining maturity based upon expected cash flows at December 31, 2022 and December 31, 2021 ($ in thousands):

December 31, 2022

Asset Type	Within 1 year		1-5 years		5-10 years		After 10 years		Total	
CMBS	$	346,272	$	195,061	$	—	$	—	$	541,333
CMBS interest-only		937		9,506		—		—		10,443
GNMA interest-only		40		111		130		—		281
Agency securities		—		35		—		—		35
U.S. Treasury securities		32,451		2,877		—		—		35,328
Allowance for current expected credit losses		—		—		—		—		(20)
Total securities (1)	**$**	**379,700**	**$**	**207,590**	**$**	**130**	**$**	**—**	**$**	**587,400**

(1) Excluded from the table above are $0.1 million of equity securities.

December 31, 2021

Asset Type	Within 1 year		1-5 years		5-10 years		After 10 years		Total	
CMBS	$	304,357	$	354,670	$	10,307	$	16,958	$	686,292
CMBS interest-only		1,018		14,868		—		—		15,886
GNMA interest-only		102		278		179		—		559
Agency securities		503		60		—		—		563
Allowance for current expected credit losses		—		—		—		—		(20)
Total securities	**$**	**305,980**	**$**	**369,876**	**$**	**10,486**	**$**	**16,958**	**$**	**703,280**

During the year ended December 31, 2022, the Company sold $1.5 million of equity securities. During the year ended December 31, 2021, the Company had no sales of equity securities.

5. REAL ESTATE AND RELATED LEASE INTANGIBLES, NET

The Company's real estate assets were comprised of the following ($ in thousands):

	December 31, 2022	December 31, 2021
Land	$ 158,802	$ 186,940
Building	625,655	765,690
In-place leases and other intangibles	114,687	142,335
Undepreciated real estate and related lease intangibles	899,144	1,094,965
Less: Accumulated depreciation and amortization	(199,008)	(229,271)
Real estate and related lease intangibles, net(2)	$ 700,136	$ 865,694
Below market lease intangibles, net (other liabilities)(1)	$ (30,892)	$ (33,203)

(1)   Below market lease intangibles is net of $13.6 million and $12.8 million of accumulated amortization as of December 31, 2022 and December 31, 2021, respectively.

(2)   There was unencumbered real estate of $140.3 million and $85.9 million as of December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2021, the Company held $32.6 million of undepreciated real estate and lease intangibles held for sale, comprised of $0.9 million of land, $27.4 million of building, and $4.3 million of in-place leases and other intangibles.

At December 31, 2022 and December 31, 2021, the Company held foreclosed properties included in real estate and related lease intangibles, net with a carrying value of $103.1 million and $97.3 million, respectively.

The following table presents depreciation and amortization expense on real estate recorded by the Company ($ in thousands):

	Year Ended December 31,		
	2022	2021	2020
Depreciation expense(1)	$ 25,770	$ 30,659	$ 32,383
Amortization expense	6,903	7,142	6,696
Total real estate depreciation and amortization expense	**$ 32,673**	**$ 37,801**	**$ 39,079**

(1)   Depreciation expense on the consolidated statements of income also includes $41 thousand of depreciation on corporate fixed assets for the year ended December 31, 2022 and $99 thousand of depreciation on corporate fixed assets for the years ended December 31, 2021 and December 31, 2020.

The Company's intangible assets are comprised of in-place leases, above market leases and other intangibles. The following tables present additional detail related to our intangible assets ($ in thousands):

	December 31, 2022	December 31, 2021
Gross intangible assets(1)	$ 114,689	$ 146,593
Accumulated amortization	49,725	67,500
Net intangible assets	$ 64,964	$ 79,093

(1)   Includes $2.8 million and $3.8 million of unamortized above market lease intangibles which are included in real estate and related lease intangibles, net on the consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively.

The following table presents increases/reductions in operating lease income related to the amortization of above or below market leases recorded by the Company ($ in thousands):

	Year Ended December 31,		
	2022	2021	2020
Reduction in operating lease income for amortization of above market lease intangibles acquired	$ (305)	$ (367)	$ (367)
Increase in operating lease income for amortization of below market lease intangibles acquired	2,068	2,255	2,601
Total	$ 1,763	$ 1,888	$ 2,234

The following table presents expected adjustment to operating lease income and expected amortization expense during the next five years and thereafter related to the above and below market leases and acquired in-place lease and other intangibles for property owned as of December 31, 2022 ($ in thousands):

Period Ending December 31,	Increase/(Decrease) to Operating Lease Income	Amortization Expense
2023	$ 973	$ 4,531
2024	973	4,531
2025	973	4,391
2026	976	3,740
2027	976	3,554
Thereafter	23,177	41,372
Total	$ 28,048	$ 62,119

Rent Receivables

There were $1.3 million, $0.4 million of rent receivables included in other assets on the consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively.

Operating Lease Income & Tenant Reimbursements

The following is a schedule of non-cancellable, contractual, future minimum rent under leases (excluding property operating expenses paid directly by tenant under net leases) at December 31, 2022 ($ in thousands):

Period Ending December 31,	Amount
2023	$ 55,354
2024	50,095
2025	49,871
2026	48,402
2027	45,251
Thereafter	196,797
Total	$ 445,770

Tenant reimbursements, which consist of real estate taxes and other municipal charges paid by the Company, which were reimbursable by our tenants pursuant to the terms of the lease agreements, were $5.2 million, $5.0 million, and $5.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. Tenant reimbursements are included in operating lease income on the Company's consolidated statements of income.

Acquisitions

Acquisition Date		Type	Primary Location(s)	Purchase Price/Fair Value on the Date of Foreclosure	Ownership Interest (1)
February 2022	(2)	Apartments	New York, NY	$15,436	100.0%
November 2022	(3)	Office	Houston, TX	9,386	100.0%
Total real estate acquisitions				**$ 24,822**	

(1) Properties were consolidated as of acquisition date.
(2) In February 2022, the Company acquired, via change in control, a previously held interest in a non-controlling equity investment in a mixed use property with one remaining residential condo unit and one remaining retail condo unit in New York, New York. The carrying value of the property at the time of change in control was $15.4 million, which was determined to be fair value. The fair value of the remaining condo unit was determined based on comparable sales in the building and the value of the remaining retail unit was valued utilizing a direct capitalization rate of 5.5%. The key inputs used to determine fair value were determined to be Level 3 inputs.
(3) In November 2022, the Company acquired an office property in Houston, TX via foreclosure. The property served as collateral for a mortgage loan receivable held for investment with a basis of $10.3 million. In connection with the foreclosure, the Company received $0.9 million of cash. The Company obtained a third-party appraisal of the property. The $9.4 million fair value was determined by using the sales comparison and income approaches. The appraiser utilized a terminal capitalization rate of 9.5% and a discount rate of 10.5%. There was no gain or loss resulting from the foreclosure of the loan.

During the year ended December 31, 2021, the Company acquired the following properties ($ in thousands):

Acquisition Date		Type	Primary Location(s)	Purchase Price/Fair Value on the Date of Foreclosure	Ownership Interest (1)
February 2021	(2)	Hotel	Miami, FL	$43,750	100.0%
August 2021		Apartments	Stillwater, OK	20,452	80.0%
December 2021	(3)	Hotel	Schaumburg, IL	38,000	100.0%
Total real estate acquisitions				**$ 102,202**	

(1) Properties were consolidated as of acquisition date.
(2) In February 2021, the Company acquired a hotel in Miami, FL via foreclosure, recognizing a $25.8 thousand loss, which is included in its consolidated statements of income. The property previously served as collateral for a mortgage loan receivable held for investment with a basis of $45.1 million, net of an asset-specific loan loss provision of $1.2 million recorded in the three months ended December 31, 2020. In February 2021, the foreclosed property was sold without any gain or loss. The Company recorded no revenues from its 2021 acquisitions for the year ended December 31, 2021.
(3) In December 2021, the Company acquired a hotel in Schaumburg, IL via foreclosure. The property served as collateral for a mortgage loan receivable held for investment with a basis of $38.0 million. The Company obtained a third-party appraisal of the property. The $38.0 million fair value was determined by using the sales comparison and income approaches. The appraiser utilized a terminal capitalization rate of 8.0% and a discount rate of 10.0%. There was no gain or loss resulting from the foreclosure of the loan.

During the year ended December 31, 2020, the Company acquired the following properties ($ in thousands):

Acquisition Date		Type	Primary Location(s)	Purchase Price/Fair Value on the Date of Foreclosure	Ownership Interest (1)
Aggregate purchases of net leased real estate				$ 7,440	100.0%
Real estate acquired via foreclosure					
March 2020	(2)	Land	Los Angeles, CA	21,535	100.0%
June 2020	(3)	Hotel	Winston-Salem, NC	3,900	100.0%
December 2020	(4)	Hotel	South Bend, IN	3,875	100.0%
Total real estate acquired via foreclosure				29,310	
Total real estate acquisitions				$ 36,750	

(1) Properties were consolidated as of acquisition date.
(2) In March 2020, the Company acquired a development property in Los Angeles, CA, via foreclosure. This property previously served as collateral for a mortgage loan receivable held for investment with a basis of $21.6 million, net of an asset-specific loan loss provision of $2.0 million. The Company obtained a third-party appraisal of the property. Substantially all of the fair value was attributed to land. The $21.5 million fair value was determined using the sales comparison approach to value. Using this approach, the appraiser developed an opinion of the fee simple value of the underlying land by comparing the property to similar, recently sold properties in the surrounding or competing area. The Company recorded a $0.1 million loss resulting from the foreclosure of the loan. In December of 2021, the Company sold this property and recorded a $2.0 million loss on sale. Refer to "Sales" below.
(3) In June 2020, the Company acquired a hotel in Winston-Salem, NC via foreclosure. This property previously served as collateral for a mortgage loan receivable held for investment with a net basis of $3.8 million. The Company obtained a third-party appraisal of the property. The $3.9 million fair value was determined using the ground lease approach and the income approach to value. The appraiser utilized a terminal capitalization rate of 9.50% and a discount rate of 13.50%. There was no gain or loss resulting from the foreclosure of the loan. In September 2020, the foreclosed property was sold for a gain of $0.8 million.
(4) In December 2020, the Company acquired a hotel in South Bend, IN, via foreclosure. The property previously served as collateral for a mortgage loan receivable held for investment with a basis of $4.1 million, net of an asset-specific loan loss provision of $0.5 million. The Company recorded a gain of $0.1 million resulting from the foreclosure of the loan. In December 2020, the foreclosed property was sold without any gain or loss.

The Company allocates purchase consideration based on relative fair values, and real estate acquisition costs are capitalized as a component of the cost of the assets acquired for asset acquisitions. During the years ended December 31, 2022, December 31, 2021 and December 31, 2020, all acquisitions were determined to be asset acquisitions.

Sales

The Company sold the following properties during the year ended December 31, 2022 ($ in thousands):

Sales Date	Type	Primary Location(s)		Net Sales Proceeds	Net Book Value	Realized Gain/(Loss)	Properties
March 2022	Office	Ewing, NJ		$ 38,694	$ 24,175	$ 14,519	1
March 2022	Warehouse	Conyers, GA		40,752	26,116	14,636	1
June 2022	Apartments	Stillwater, OK		23,314	18,032	5,283	1
June 2022	Apartments	Miami, Fl		60,856	37,585	23,270	1
September 2022	Retail	Wichita, KS		9,503	5,110	4,393	1
December 2022	Apartments	New York, NY	(1)	7,935	7,402	533	1
December 2022	Retail	Sennett, NY		10,599	4,245	6,354	1
December 2022	Office	Richmond, VA		118,872	71,862	47,010	1
Totals			(2) $	310,525	$ 194,527	$ 115,998	

(1) One unit was sold, and one unit remains.
(2) Excludes $4.4 million of prepayment costs upon repayment of mortgage financings in connection with certain sales that is recorded within interest expense on the consolidated statement of income, such amount was correspondingly paid by the buyer and received by the Company as part of the sale and recorded in fee and other income on the consolidated statement of income.

The Company sold the following properties during the year ended December 31, 2021 ($ in thousands):

Sales Date	Type	Primary Location(s)	Net Sales Proceeds	Net Book Value	Realized Gain/(Loss)	Properties
February 2021	Hotel	Miami, FL	$ 43,750	$ 43,750	$ —	1
June 2021	Net Lease	North Dartmouth, MA	38,732	19,343	19,389	1
August 2021	Net Lease	Pittsfield, MA	18,651	10,564	8,087	1
August 2021	Net Lease	Ankeny, IA	19,021	13,341	5,680	1
August 2021	Apartments	Arlington/Fort Worth, TX	26,496	22,498	3,998	2
November 2021	Net Lease	Bessemer City, NC	33,447	21,333	12,114	1
December 2021	Land	Los Angeles, CA	19,469	21,452	(1,983)	1
December 2021	Net Lease	Snellville, GA	9,695	5,483	4,212	1
December 2021	Net Lease	Columbia, SC	9,941	5,674	4,269	1
Totals			**$ 219,202**	**$ 163,438**	**$ 55,766**	

The Company sold the following properties during the year ended December 31, 2020 ($ in thousands):

Sales Date	Type	Primary Location(s)	Net Sales Proceeds	Net Book Value	Realized Gain/(Loss)	Properties	Units Sold
Various	Condominium	Miami, FL	$ 1,832	$ 1,821	$ 11	—	6
March 2020	Office	Richmond, VA	22,527	14,829	7,698	7	—
March 2020	Office	Richmond, VA	6,932	4,109	2,823	1	—
August 2020	Net Lease	Bellport, NY	19,434	15,012	4,422	1	—
September 2020	Warehouse	Lithia Springs, GA	39,491	23,187	16,304	1	—
September 2020	Hotel	Winston Salem, NC	4,647	3,803	844	1	—
December 2020	Hotel	South Bend, IN	3,875	3,875	—	1	—
Totals			**$ 98,738**	**$ 66,636**	**$ 32,102**		

The Company continues to actively monitor our real estate properties for both the immediate and long-term impact of current market conditions, including the inflationary environment, rising interest rates and the ongoing impact of the COVID-19 pandemic.

6. INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED VENTURES

The following is a summary of the Company's investments in and advances to unconsolidated ventures, which we account for using the equity method, as of December 31, 2022 and December 31, 2021 ($ in thousands):

Entity	December 31, 2022	December 31, 2021
Grace Lake JV, LLC	$ 6,219	$ 5,434
24 Second Avenue Holdings LLC	—	17,720
Investment in unconsolidated ventures	**$ 6,219**	**$ 23,154**

The following is a summary of the Company's allocated earnings (losses) based on its ownership interests from investment in unconsolidated ventures for the years ended December 31, 2022 and 2021 ($ in thousands):

Entity	Year Ended December 31,		
	2022	2021	2020
Grace Lake JV, LLC	$ 1,410	$ 1,411	976
24 Second Avenue Holdings LLC	—	168	845
Earnings (loss) from investment in unconsolidated ventures	**$ 1,410**	**$ 1,579**	**$ 1,821**

Grace Lake JV, LLC

In connection with the origination of a loan in April 2012, the Company received a 25% equity interest with the right to convert upon a capital event. On March 22, 2013, the loan was refinanced, and the Company converted its interest into a 19% limited liability company membership interest in Grace Lake JV, LLC ("Grace Lake LLC"), which holds an investment in an office building complex. After taking into account the preferred return of 8.25% and the return of all equity remaining in the property to the Company's operating partner, the Company is entitled to 25% of the distribution of all excess cash flows and all disposition proceeds upon any sale. The Company is not legally required to provide any future funding to Grace Lake LLC. The Company accounts for its interest in Grace Lake LLC using the equity method of accounting, as it has a 19% investment, compared to the 81% investment of its operating partner and does not control the entity. The Company holds its investment in Grace Lake LLC in a TRS.

The Company's investment in Grace Lake LLC is an unconsolidated venture, which is a variable interest entity ("VIE"). The Company determined that it was not the primary beneficiary of this VIE based on the fact that the Company has a passive investment and no control of this entity and therefore does not have controlling financial interests in this VIE. The Company's maximum exposure to loss is limited to its investment in the VIE. The Company has not provided financial support to this VIE that it was not previously contractually required to provide.

During the year ended December 31, 2022, the Company received a $0.6 million distribution from its investment in Grace Lake LLC. There were no distributions received during the year ended December 31, 2021.

24 Second Avenue Holdings LLC

In February 2022, the Company assumed all management and control over 24 Second Avenue Holdings LLC upon maturity of its preferred equity interest in the entity and therefore, reclassified its interest to real estate held for investment on the balance sheet at cost. At the time of the change in control, 24 Second Avenue Holdings LLC owned the two remaining units of the property, one remaining residential condo unit and the retail condo ground floor space. Refer to Note 5 - Real estate and related intangibles, net for further disclosure.

Combined Summary Financial Information for Unconsolidated Ventures

The following is a summary of the combined financial position of the unconsolidated ventures in which the Company had investment interests as of December 31, 2022 and December 31, 2021 ($ in thousands):

	December 31, 2022(1)	December 31, 2021
Total assets	$ 69,879	$ 109,873
Total liabilities	55,916	66,387
Partners'/members' capital	**$ 13,963**	**$ 43,486**

(1) As of December 31, 2022, the balance represents only the Grace Lake LLC interest.

The following is a summary of the combined results from operations of the unconsolidated ventures for the period in which the Company had investment interests during the years ended December 31, 2022 and 2021 ($ in thousands):

	Year Ended December 31,		
	2022	2021	2020
Total revenues	$ 19,194	$ 18,870	$ 17,461
Total expenses	13,555	13,132	14,206
Net income (loss)	**$ 5,639**	**$ 5,738**	**$ 3,255**

7. DEBT OBLIGATIONS, NET

The details of the Company's debt obligations at December 31, 2022 and December 31, 2021 are as follows ($ in thousands):

December 31, 2022

Debt Obligations	Committed / Principal Amount	Carrying Value of Debt Obligations	Committed but Unfunded	Interest Rate at December 31, 2022(1)			Current Term Maturity	Remaining Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
Committed Loan Repurchase Facility	$ 500,000	$ 318,983	$ 181,017	6.07%	—	6.57%	9/27/2025	(2)	(3)	$ 428,477	$ 429,276
Committed Loan Repurchase Facility	100,000	—	100,000	—%	—	—%	2/26/2023	(4)	(5)	—	—
Committed Loan Repurchase Facility	300,000	157,558	142,442	6.19%	—	7.07%	12/19/2023	(6)	(7)	244,102	244,102
Committed Loan Repurchase Facility	100,000	47,415	52,585	6.00%	—	6.00%	4/30/2024	(8)	(3)	63,307	63,307
Committed Loan Repurchase Facility	100,000	77,959	22,041	5.74%	—	6.24%	1/3/2023	(2)	(3)	103,393	103,393
Committed Loan Repurchase Facility	100,000	—	100,000	—%	—	—%	1/22/2024	(9)	(7)	—	—
Committed Loan Repurchase Facility	100,000	14,979	85,021	7.07%	—	7.07%	7/14/2023	(10)	(11)	21,206	21,206
Total Committed Loan Repurchase Facilities	1,300,000	616,894	683,106							860,485	861,284
Committed Securities Repurchase Facility	100,000	8,640	91,360	5.04%	—	5.29%	5/27/2023	N/A	(12)	10,023	10,023
Uncommitted Securities Repurchase Facility	N/A (13)	222,328	N/A (13)	4.73%	—	6%	3/2/2023	N/A	(12)	247,351	247,351 (14)
Total Repurchase Facilities	1,400,000	847,862	774,466							1,117,859	1,118,658
Revolving Credit Facility	323,850	—	323,850	—%	—	—%	7/27/2023	(15)	N/A (16)	N/A (16)	N/A (16)
Mortgage Loan Financing	497,454	497,991	—	4.25%	—	8.03%	2023 - 2031(17)	N/A	(18)	559,885	710,977 (19)
CLO Debt	1,064,365	1,058,462 (20)	—	5.52%	—	7.97%	2024 - 2026(21)	N/A	(3)	1,308,654	1,308,654
Borrowings from the FHLB	213,000	213,000	—	2.74%	—	4.70%	2023 - 2024	N/A	(22)	248,806	248,806 (23)
Senior Unsecured Notes	1,643,794	1,628,382 (24)	—	4.25%	—	5.25%	2025 - 2029	N/A	N/A (25)	N/A (25)	N/A (25)
Total Debt Obligations, Net	$ 5,142,463	$ 4,245,697	$ 1,098,316							$ 3,235,204	$ 3,387,095

(1) LIBOR and Term SOFR rates in effect as of December 31, 2022 are used to calculate interest rates for floating rate debt, as applicable.
(2) Two 12-month extension periods at Company's option. No new advances are permitted after the initial maturity date.
(3) First mortgage commercial real estate loans and senior and pari passu interests therein. It does not include the real estate collateralizing such loans.
(4) One additional 12-month period at Company's option.
(5) First mortgage commercial real estate loans. It does not include the real estate collateralizing such loans.
(6) Two additional 364-day periods at Company's option.
(7) First mortgage and mezzanine commercial real estate loans and senior and pari passu interests therein. It does not include the real estate collateralizing such loans.
(8) Three additional 12-month extension periods at Company's option.
(9) Two additional 12-month extension periods at Company's option. No new advances permitted during the final 12-month period.
(10) The Company may extend periodically with lender's consent. At no time can the maturity of the facility exceed 364 days from the date of determination.
(11) First mortgage, junior and mezzanine commercial real estate loans, and certain senior and/or pari passu interests therein.
(12) Commercial real estate securities. It does not include the first mortgage commercial real estate loans collateralizing such securities.
(13) Represents uncommitted securities repurchase facilities for which there is no committed amount subject to future advances.
(14) Includes $2.0 million of restricted securities under the risk retention rules of the Dodd-Frank Act. These securities are accounted for as held-to-maturity and recorded at amortized cost basis.
(15) Four additional 12-month periods at Company's option.
(16) The obligations under the Revolving Credit Facility are guaranteed by the Company and certain of its subsidiaries and secured by equity pledges in certain Company subsidiaries.
(17) Anticipated repayment dates.
(18) Certain of our real estate investments serve as collateral for our mortgage loan financing.
(19) Using undepreciated carrying value of commercial real estate to approximate fair value.
(20) Presented net of unamortized debt issuance costs of $5.9 million at December 31, 2022.
(21) Represents the estimated maturity date based on the remaining reinvestment period and underlying loan maturities.

(22) Investment grade commercial real estate securities. It does not include the first mortgage commercial real estate loans collateralizing such securities.
(23) Includes $6.6 million of restricted securities under the risk retention rules of the Dodd-Frank Act. These securities are accounted for as held-to-maturity and recorded at amortized cost basis.
(24) Presented net of unamortized debt issuance costs of $15.4 million at December 31, 2022.
(25) The obligations under the senior unsecured notes are guaranteed by the Company and certain of its subsidiaries.

December 31, 2021

Debt Obligations	Committed / Principal Amount	Carrying Value of Debt Obligations	Committed but Unfunded	Interest Rate at December 31, 2021(1)			Current Term Maturity	Remaining Extension Options	Eligible Collateral	Carrying Amount of Collateral	Fair Value of Collateral
Committed Loan Repurchase Facility(2)	$ 500,000	$ 37,207	$ 462,793	1.61%	—	1.61%	12/19/2022	(3)	(4)	$ 82,966	$ 82,966
Committed Loan Repurchase Facility	100,000	45,290	54,710	2.06%	—	2.81%	2/26/2022	(5)	(6)	62,972	62,972
Committed Loan Repurchase Facility	300,000	75,837	224,163	1.86%	—	2.86%	12/19/2022	(7)	(8)	127,926	127,926
Committed Loan Repurchase Facility	100,000	—	100,000	—%	—	—%	4/30/2024	(9)	(4)	—	—
Committed Loan Repurchase Facility	100,000	26,183	73,817	2.23%	—	2.23%	1/3/2023	(3)	(4)	48,720	48,720
Committed Loan Repurchase Facility	100,000	—	100,000	—%	—	—%	10/21/2022	(10)	(11)	—	—
Total Committed Loan Repurchase Facilities	1,200,000	184,517	1,015,483							322,584	322,584
Committed Securities Repurchase Facility(2)	862,794	44,139	818,655	0.65%	—	1.05%	5/27/2023	N/A	(12)	50,522	50,522
Uncommitted Securities Repurchase Facility	N/A (13)	215,921	N/A (13)	0.54%	—	2.06%	1/2022 - 6/2022	N/A	(12)	242,629	242,629 (14)
Total Repurchase Facilities	1,600,000	444,577	1,371,344							615,735	615,735
Revolving Credit Facility	266,430	—	266,430	—%	—	—%	2/11/2022	(15)	N/A (16)	N/A (16)	N/A (16)
Mortgage Loan Financing	690,927	693,797	—	3.75%	—	6.16%	2022 - 2031(17)	N/A	(18)	805,007	1,033,372 (19)
Secured Financing Facility	136,444	132,447 (20)	—	10.75%	—	10.75%	5/6/2023	N/A	(21)	244,399	244,553
CLO Debt	1,064,365	1,054,774 (22)	—	1.66%	—	1.75%	2024 - 2026(23)	N/A	(4)	1,299,116	1,299,116
Borrowings from the FHLB	263,000	263,000	—	0.36%	—	2.74%	2022 - 2024	N/A	(24)	301,792	301,792 (25)
Senior Unsecured Notes	1,649,794	1,631,108 (26)	—	4.25%	—	5.25%	2025 - 2029	N/A	N/A (27)	N/A (27)	N/A (27)
Total Debt Obligations, Net	**$ 5,670,960**	**$ 4,219,703**	**$ 1,637,774**							**$ 3,266,049**	**$ 3,494,568**

(1) LIBOR rates in effect as of December 31, 2021 are used to calculate interest rates for floating rate debt.
(2) The combined committed amounts for the loan repurchase facility and the securities repurchase facility total $900.0 million, with maximum capacity on the loan repurchase facility of $500.0 million, and maximum capacity on the securities repurchase facility of $900.0 million less outstanding commitments on the loan repurchase facility.
(3) Two 12-month extension periods at Company's option. No new advances are permitted after the initial maturity date.
(4) First mortgage commercial real estate loans and senior and pari passu interests therein. It does not include the real estate collateralizing such loans.
(5) Two additional 12-month periods at Company's option.
(6) First mortgage commercial real estate loans. It does not include the real estate collateralizing such loans.
(7) Three additional 364-day periods at Company's option.
(8) First mortgage and mezzanine commercial real estate loans and senior and pari passu interests therein. It does not include the real estate collateralizing such loans.
(9) One additional 12-month extension period and two additional 6-month extension periods at Company's option.
(10) The Company may extend periodically with lender's consent. At no time can the maturity of the facility exceed 364 days from the date of determination.
(11) First mortgage, junior and mezzanine commercial real estate loans, and certain senior and/or pari passu interests therein.
(12) Commercial real estate securities. It does not include the first mortgage commercial real estate loans collateralizing such securities.
(13) Represents uncommitted securities repurchase facilities for which there is no committed amount subject to future advances.
(14) Includes $2.1 million of restricted securities under the risk retention rules of the Dodd-Frank Act. These securities are accounted for as held-to-maturity and recorded at amortized cost basis.
(15) Three additional 12-month periods at Company's option.
(16) The obligations under the Revolving Credit Facility are guaranteed by the Company and certain of its subsidiaries and secured by equity pledges in certain Company subsidiaries.
(17) Anticipated repayment dates.
(18) Certain of our real estate investments serve as collateral for our mortgage loan financing.

(19) Using undepreciated carrying value of commercial real estate to approximate fair value.
(20) Presented net of unamortized debt issuance costs of $1.9 million and an unamortized discount of $2.1 million related to the Purchase Right (described in detail under Secured Financing Facility below) at December 31, 2021.
(21) First mortgage commercial real estate loans. Substitution of collateral and conversion of loan collateral to mortgage collateral are permitted with lender's approval.
(22) Presented net of unamortized debt issuance costs of $9.6 million at December 31, 2021.
(23) Represents the estimated maturity date based on the remaining reinvestment period and underlying loan maturities.
(24) Investment grade commercial real estate securities and cash. It does not include the first mortgage commercial real estate loans collateralizing such securities.
(25) Includes $7.5 million of restricted securities under the risk retention rules of the Dodd-Frank Act. These securities are accounted for as held-to-maturity and recorded at amortized cost basis.
(26) Presented net of unamortized debt issuance costs of $18.7 million at December 31, 2021.
(27) The obligations under the senior unsecured notes are guaranteed by the Company and certain of its subsidiaries.

Committed Loan and Securities Repurchase Facilities

The Company has entered into seven committed master repurchase agreements, as outlined in the December 31, 2022 table above, totaling $1.3 billion of credit capacity in order to finance its lending activities. Assets pledged as collateral under these facilities are limited to whole mortgage loans or participation interests in mortgage loans collateralized by first liens on commercial properties and mezzanine debt. The Company also has a term master repurchase agreement with a major U.S. bank to finance CMBS totaling $100 million. The Company's repurchase facilities include covenants covering net worth requirements, minimum liquidity levels, maximum leverage ratios, and minimum fixed charge coverage ratios. The Company was in compliance with all covenants as of December 31, 2022 and December 31, 2021.

The Company has the option to extend some of the current facilities subject to a number of conditions, including satisfaction of certain notice requirements, the absence of an event of default, and the absence of a margin deficit, all as defined in the repurchase facility agreements. The lenders have sole discretion with respect to the inclusion of collateral in these facilities and the determination of the market value of the collateral on a daily basis, to be exercised on a good faith basis, and have the right in certain cases to require additional collateral, a full and/or partial repayment of the facilities (margin call), or a reduction in unused availability under the facilities, sufficient to rebalance the facilities if the estimated market value of the included collateral declines.

As of December 31, 2022, the Company had total debt obligations of $847.9 million outstanding pursuant to repurchase agreements with seven counterparties. As of December 31, 2022, two counterparties, JP Morgan and Wells Fargo, held collateral that exceeded the amounts borrowed under the related repurchase agreements by more than $76.7 million, or 5% of our total equity. As of December 31, 2022, the weighted average haircut, or the percent of collateral value in excess of the loan amount, under our repurchase agreements was 24%. There have been no significant fluctuations in haircuts across asset classes on our repurchase facilities.

Revolving Credit Facility

The Company's Revolving Credit Facility provides for an aggregate maximum borrowing amount of $323.9 million, including a $25.0 million sublimit for the issuance of letters of credit. The Revolving Credit Facility is available on a revolving basis to finance the Company's working capital needs and for general corporate purposes. On July 27, 2022, the Company amended its Revolving Credit Facility to increase the maximum borrowing amount to $323.9 million, extend the maturity date to July 27, 2023 with four additional one-year extension options, and reduce the interest rate to the sum of one-month Term SOFR plus a fixed margin of 2.50%. The amendment also provides for reductions in the fixed margin upon the achievement of investment grade credit ratings. As of December 31, 2022, the Company had no outstanding borrowings on the Revolving Credit Facility, but still maintains the ability to draw $323.9 million.

The obligations under the Revolving Credit Facility are guaranteed by the Company and certain of its subsidiaries. The Revolving Credit Facility is secured by a pledge of the shares of (or other ownership or equity interests in) certain subsidiaries to the extent the pledge is not restricted under existing regulations, law or contractual obligations.

The Company is subject to customary affirmative covenants and negative covenants, including limitations on the incurrence of additional debt, liens, restricted payments, sales of assets and affiliate transactions. In addition, the Company is required to comply with financial covenants relating to minimum net worth, maximum leverage, minimum liquidity, and minimum fixed charge coverage, consistent with our other credit facilities. The Company's ability to borrow is dependent on, among other things, compliance with the financial covenants. The Revolving Credit Facility contains customary events of default, including non-payment of principal or interest, fees or other amounts, failure to perform or observe covenants, cross-default to other indebtedness, the rendering of judgments against the Company or certain of our subsidiaries to pay certain amounts of money and certain events of bankruptcy or insolvency.

Debt Issuance Costs

As of December 31, 2022 and December 31, 2021, the amounts of unamortized costs relating to our master repurchase facilities and Revolving Credit Facility were $5.0 million and $2.9 million, respectively, and are included in other assets in the consolidated balance sheets.

Uncommitted Securities Repurchase Facilities

The Company has also entered into multiple uncommitted master repurchase agreements collateralized by real estate securities with several counterparties. The borrowings under these agreements have typical advance rates between 75% and 95% of the fair value of collateral, which is primarily AAA-rated securities.

Mortgage Loan Financing

These non-recourse debt agreements provide for secured financing at rates ranging from 4.25% to 8.03%, and, as of December 31, 2022, have anticipated maturity dates between 2023-2031, with an average term of 3.8 years. These mortgage loans have carrying amounts of $498.0 million and $693.8 million, net of unamortized premiums of $2.4 million and $3.2 million as of December 31, 2022 and December 31, 2021, respectively, representing proceeds received upon financing greater than the contractual amounts due under these agreements. The premiums are being amortized over the remaining life of the respective debt instruments using the effective interest method. The Company recorded $0.7 million, $1.4 million and $1.2 million of premium amortization, which decreased interest expense for the years ended December 31, 2022, 2021, and 2020, respectively. The mortgage loans are collateralized by real estate and related lease intangibles, net, of $559.9 million and $805.0 million as of December 31, 2022 and December 31, 2021, respectively. During each of the the years ended December 31, 2022 and December 31, 2021, the Company executed one term debt agreement to finance properties in its real estate portfolio.

Collateralized Loan Obligations ("CLO") Debt

On July 13, 2021, a consolidated subsidiary of the Company completed a privately-marketed CLO transaction, which generated $498.2 million of gross proceeds to Ladder, financing $607.5 million of loans ("Contributed July 2021 CLO Loans") at an 82% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 18% subordinate and controlling interest in the CLO. The Company retained consent rights over major decisions with respect to the servicing of the Contributed July 2021 CLO Loans, including the right to appoint and replace the special servicer under the CLO. The CLO is a VIE and the Company is the primary beneficiary and, therefore, consolidated the VIE - Refer to Note 10, Consolidated Variable Interest Entities.

On December 2, 2021, a consolidated subsidiary of the Company completed a privately marketed CLO transaction, which generated $566.2 million of gross proceeds to Ladder, financing $729.4 million of loans ("Contributed December 2021 CLO Loans") at a maximum 77.6% advance rate on a matched term, non-mark-to-market and non-recourse basis. A consolidated subsidiary of the Company retained an 15.6% subordinate and controlling interest in the CLO. The Company also held two additional tranches as investments totaling 6.8% interest in the CLO. The Company retained consent rights over major decisions with respect to the servicing of the Contributed December 2021 CLO Loans, including the right to appoint and replace the special servicer under the CLO. The CLO is a VIE and the Company is the primary beneficiary and, therefore, consolidated the VIE - Refer to Note 10, Consolidated Variable Interest Entities.

As of December 31, 2022, the Company had $1.1 billion of matched term, non-mark-to-market and non-recourse CLO debt included in debt obligations on its consolidated balance sheets, which includes unamortized debt issuance costs of $5.9 million.

Borrowings from the Federal Home Loan Bank ("FHLB")

On July 11, 2012, Tuebor, a consolidated subsidiary of the Company, became a member of the FHLB and subsequently drew its first secured funding advances from the FHLB. As of February 19, 2021, pursuant to a final rule adopted by the Federal Housing Finance Agency (the "FHFA") regarding the eligibility of captive insurance companies, Tuebor's membership in the FHLB has been terminated, although outstanding advances may remain outstanding until their scheduled maturity dates. Funding for future advance paydowns is expected to be obtained from the natural amortization and/or sales of securities collateral, or from other financing sources. There is no assurance that the FHFA or the FHLB will not take actions that could adversely impact Tuebor's existing advances.

As of December 31, 2022, Tuebor had $213.0 million of borrowings outstanding, with terms of 0.6 years to 1.75 years (with a weighted average of 1.25 years), and interest rates of 2.74% to 4.70% (with a weighted average of 4.52%). As of December 31, 2022, collateral for the borrowings was comprised of $248.8 million of CMBS and U.S. Agency securities (with advance rates of 71.7% to 95.7%, respectively).

Tuebor is subject to state regulations which require that dividends (including dividends to the Company as its parent) may only be made with regulatory approval. However, there can be no assurance that we would obtain such approval if sought. Largely as a result of this restriction, approximately $818.9 million of Tuebor's member's capital was restricted from transfer via dividend to Tuebor's parent without prior approval of state insurance regulators at December 31, 2022. To facilitate intercompany cash funding of operations and investments, Tuebor and its parent maintain regulator-approved intercompany borrowing/lending agreements.

Senior Unsecured Notes

As of December 31, 2022, the Company had $1.6 billion of unsecured corporate bonds outstanding. These unsecured financings were comprised of $344.0 million in aggregate principal amount of 5.25% senior notes due 2025 (the "2025 Notes"), $650.8 million in aggregate principal amount of 4.25% senior notes due 2027 (the "2027 Notes") and $649.0 million in aggregate principal of 4.75% senior notes due 2029 (the "2029 Notes," collectively with the 2025 Notes and the 2027 Notes, the "Notes").

LCFH issued the Notes with Ladder Capital Finance Corporation ("LCFC"), as co-issuers on a joint and several basis. LCFC is a 100% owned finance subsidiary of LCFH with no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the Notes. The Company and certain subsidiaries of LCFH currently guarantee the obligations under the Notes and the indenture. The Company was in compliance with all covenants of the Notes as of December 31, 2022 and 2021.

The Notes require interest payments semi-annually in cash in arrears, are unsecured, and are subject to an unencumbered assets to unsecured debt covenant. The Company may redeem the Notes prior to their stated maturity, in whole or in part, at any time or from time to time, with required notice and at a redemption price as specified in each respective indenture governing the Notes, plus accrued and unpaid interest, if any, to the redemption date. The board of the directors has authorized the Company to repurchase any or all of the Notes from time to time without further approval.

During the year ended December 31, 2022, the Company repurchased $4.0 million of the 2025 Notes and recognized a gain of $0.3 million on extinguishment of debt, $1.0 million of the 2027 Notes and recognized a gain of $0.2 million on extinguishment of debt, and $1.0 million of the 2029 Notes and recognized a gain of $0.2 million on extinguishment of debt.

Secured Financing Facility

On April 30, 2020, the Company entered into a strategic financing arrangement with a U.S. multinational corporation (the "Lender"), under which the Lender provided the Company with $206.4 million in senior secured financing (the "Secured Financing Facility") to fund transitional and land loans. The Secured Financing Facility was secured on a first lien basis on a portfolio of certain of the Company's loans and matured on May 6, 2023, and borrowings thereunder bear interest at LIBOR (or a minimum of 0.75% if greater) plus 10.0%, with a minimum interest premium clause, which was fully paid as of June 30, 2022. The Senior Financing Facility was non-recourse, subject to limited exceptions, and did not contain mark-to-market provisions. Additionally, the Senior Financing Facility provided the Company optionality to modify or restructure loans or forbear in exercising remedies, which maximized the Company's financial flexibility.

As part of the strategic financing, the Lender also had the ability to make an equity investment in the Company of up to 4.0 million Class A common shares at $8.00 per share, subject to certain adjustments (the "Purchase Right"). The Purchase Right was exercised in full at $8.00 per share on December 29, 2020. In addition, the Lender has agreed not to sell, transfer, assign, pledge, hypothecate, mortgage, dispose of or in any way encumber the shares acquired as a result of exercising the Purchase Right for a period of time following the exercise date. In connection with the issuance of the Purchase Right, the Company and the Lender entered into a registration rights agreement, pursuant to which the Company has agreed to provide customary demand and piggyback registration rights to the Lender.

The Purchase Right was classified as equity and the $200.9 million of net proceeds from the original issuance were allocated $192.5 million to the originally issued debt obligation and $8.4 million to the Purchase Right using the relative fair value method. The commitment to issue shares will not be subsequently remeasured. The $8.4 million allocated to the Purchase Right was treated as a discount to the debt and amortized over the expected maturity of the Purchase Right to interest expense.

As of December 31, 2021, the Company had $132.4 million of borrowings outstanding under the secured financing facility included in debt obligations on its consolidated balance sheets, net of unamortized debt issuance costs of $1.9 million and a $2.1 million unamortized discount related to the Purchase Right.

Combined Maturity of Debt Obligations

The following schedule reflects the Company's contractual payments under all borrowings by maturity ($ in thousands):

Period ending December 31,	Borrowings by Maturity(1)
2023	$ 326,607
2024	610,070
2025	612,006
2026	89,161
2027	845,394
Thereafter	718,872
Subtotal	**3,202,110**
Debt issuance costs included in senior unsecured notes	(15,412)
Debt issuance costs included in mortgage loan financings	(1,883)
Premiums included in mortgage loan financings(2)	2,420
Total (3)	**$ 3,187,235**

(1) The allocation of repayments under our committed loan repurchase facilities and Secured Financing Facility is based on the earlier of (i) the maturity date of each agreement, or (ii) the maximum maturity date of the collateral loans, assuming all extension options are exercised by the borrower.
(2) Represents deferred gains on intercompany loans, secured by our own real estate, sold into securitizations. These premiums are amortized as a reduction to interest expense.
(3) Total does not include $1.1 billion of consolidated CLO debt obligations and the related debt issuance costs of $5.9 million, as the satisfaction of these liabilities will be paid through cash flow from loan collateral including amortization and will not require cash outlays from us.

Financial Covenants

The Company's debt facilities are subject to covenants which require the Company to maintain a minimum level of total equity. Largely as a result of this restriction, approximately $871.4 million of the total equity is restricted from payment as a dividend by the Company at December 31, 2022.

The Company was in compliance with all covenants described in the financial statements as of December 31, 2022.

LIBOR Transition

The Company has implemented fallback language for our LIBOR-based bi-lateral committed repurchase facilities and Revolving Credit Facility, including adjustments as applicable to maintain the anticipated economic terms of the existing contracts. As of December 31, 2022, 59.3% and 40.7% of our floating rate debt obligations bear interest indexed to LIBOR and Term SOFR, respectively. The Company continues to monitor the transition guidance provided by the ARRC, the International Swaps and Derivatives Association, Inc., the Financial Accounting Standards Board and other relevant regulators, agencies and industry working groups, and we continue to engage with clients, lenders, market participants and other industry leaders as the transition from LIBOR progresses.

8. DERIVATIVE INSTRUMENTS

The Company primarily uses derivative instruments to economically manage the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. The following is a breakdown of the derivatives outstanding as of December 31, 2022 and December 31, 2021 ($ in thousands):

December 31, 2022

Contract Type	Notional	Fair Value Asset(1)	Fair Value Liability(1)	Remaining Maturity (years)
Caps				
1 Month Term SOFR	$ 90,000	$ 1,804	$ —	1.68
Futures				
5-year Treasury-Note Futures	44,200	$ 51	$ —	0.25
10-year Treasury-Note Futures	61,400	71	—	0.25
Total futures	105,600	122	—	
Options				
Options	9,100	112	—	0.20
Total derivatives	**$ 204,700**	**$ 2,038**	**$ —**	

(1) Shown as derivative instruments, at fair value, in the accompanying consolidated balance sheets.

December 31, 2021

Contract Type	Notional	Fair Value Asset(1)	Fair Value Liability(1)	Remaining Maturity (years)
Caps				
1 Month LIBOR	$ 84,621	$ 60	$ —	0.57
Futures				
5-year Swap	6,500	76	—	0.25
10-year Swap	23,000	266	—	0.25
Total futures	**29,500**	**342**	**—**	
Total derivatives	**$ 114,121**	**$ 402**	**$ —**	

(1) Shown as derivative instruments, at fair value, in the accompanying consolidated balance sheets.

The following table indicates the net realized gains (losses) and unrealized appreciation (depreciation) on derivatives, by primary underlying risk exposure, as included in net result from derivatives transactions in the consolidated statements of income for the years ended December 31, 2022, 2021, and 2020 ($ in thousands):

	Year Ended December 31, 2022		
Contract Type	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Caps	$ 984	$ 648	$ 1,632
Futures	(219)	11,078	10,859
Options	(131)	—	(131)
Total	**$ 634**	**$ 11,726**	**$ 12,360**

Contract Type	Year Ended December 31, 2021		
	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Caps	$ (8)	$ —	$ (8)
Futures	42	1,715	1,757
Total	**$ 34**	**$ 1,715**	**$ 1,749**

Contract Type	Year Ended December 31, 2020		
	Unrealized Gain/(Loss)	Realized Gain/(Loss)	Net Result from Derivative Transactions
Futures	$ (379)	$ (15,113)	$ (15,492)
Credit Derivatives	111	111	222
Total	**$ (268)**	**$ (15,002)**	**$ (15,270)**

Futures

Collateral posted with our futures counterparties is segregated in the Company's books and records. Interest rate futures are centrally cleared by the Chicago Mercantile Exchange ("CME") through a futures commission merchant. Interest rate futures that are governed by an International Swaps and Derivatives Association ("ISDA") agreement provide for bilateral collateral pledging based on the counterparties' market value. The counterparties have the right to re-pledge the collateral posted but have the obligation to return the pledged collateral, or substantially the same collateral, if agreed to by us, as the market value of the interest rate futures change.

The Company is required to post initial margin and daily variation margin for our interest rate futures that are centrally cleared by CME. CME determines the fair value of our centrally cleared futures, including daily variation margin. Variation margin pledged on the Company's centrally cleared interest rate futures is settled against the realized results of these futures. The Company's counterparties held $2.5 million, $0.5 million, and $0.8 million of cash margin as collateral for derivatives as of December 31, 2022, December 31, 2021 and December 31, 2020, respectively, which is included in restricted cash in the consolidated balance sheets.

9. OFFSETTING ASSETS AND LIABILITIES

The following tables present both gross information and net information about derivatives and other instruments eligible for offset in the statement of financial position as of December 31, 2022 and December 31, 2021. The Company's accounting policy is to record derivative asset and liability positions on a gross basis; therefore, the following tables present the gross derivative asset and liability positions recorded on the balance sheets, while also disclosing the eligible amounts of financial instruments and cash collateral to the extent those amounts could offset the gross amount of derivative asset and liability positions. The actual amounts of collateral posted by or received from counterparties may be in excess of the amounts disclosed in the following tables as the following only disclose amounts eligible to be offset to the extent of the recorded gross derivative positions.

The following table represents offsetting of financial assets and derivative assets as of December 31, 2022 ($ in thousands):

Description	Gross amounts of recognized assets	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments	Cash collateral received/(posted)(1)	
Derivatives	$ 2,038	$ —	$ 2,038	$ —	$ (2,505)	$ (467)
Total	$ 2,038	$ —	$ 2,038	$ —	$ (2,505)	$ (467)

(1)   Included in restricted cash on consolidated balance sheets.

The following table represents offsetting of financial liabilities and derivative liabilities as of December 31, 2022 ($ in thousands):

Description	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheet	Net amounts of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments collateral	Cash collateral posted/(received)(1)	
Repurchase agreements	$ 847,863	$ —	$ 847,863	$ 847,863	$ 19,128	$ 828,735
Total	$ 847,863	$ —	$ 847,863	$ 847,863	$ 19,128	$ 828,735

(1)   Included in restricted cash on consolidated balance sheets.

The following table represents offsetting of financial assets and derivative assets as of December 31, 2021 ($ in thousands):

Description	Gross amounts of recognized assets	Gross amounts offset in the balance sheet	Net amounts of assets presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments	Cash collateral received/(posted)(1)	
Derivatives	$ 402	$ —	$ 402	$ —	$ (526)	$ 402
Total	$ 402	$ —	$ 402	$ —	$ (526)	$ 402

(1)   Included in restricted cash on consolidated balance sheets.

The following table represents offsetting of financial liabilities and derivative liabilities as of December 31, 2021 ($ in thousands):

Description	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheet	Net amounts of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
				Financial instruments collateral	Cash collateral posted/(received)(1)	
Repurchase agreements	$ 444,577	$ —	$ 444,577	$ 444,577	$ 1,975	$ 442,603
Total	$ 444,577	$ —	$ 444,577	$ 444,577	$ 1,975	$ 442,603

(1)   Included in restricted cash on consolidated balance sheets.

Master netting agreements that the Company has entered into with its derivative and repurchase agreement counterparties allow for netting of the same transaction, in the same currency, on the same date. Assets, liabilities, and collateral subject to master netting agreements as of December 31, 2022 and December 31, 2021 are disclosed in the tables above. The Company does not present its derivative and repurchase agreements net on the consolidated financial statements as it has elected gross presentation.

10. CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company consolidates on its balance sheet two CLOs that are considered VIEs as of December 31, 2022 and December 31, 2021 ($ in thousands):

	December 31, 2022		December 31, 2021	
Restricted cash	$	4,902	$	369
Mortgage loan receivables held for investment, net, at amortized cost		1,308,654		1,299,116
Accrued interest receivable		8,313		4,587
Other assets		17,505		26,636
Total assets	$	**1,339,374**	$	**1,330,708**
Debt obligations, net	$	1,058,462	$	1,054,774
Accrued expenses		3,029		1,218
Other liabilities		65		65
Total liabilities		**1,061,556**		**1,056,057**
Net equity in VIEs (eliminated in consolidation)		277,818		274,651
Total equity		**277,818**		**274,651**
Total liabilities and equity	$	**1,339,374**	$	**1,330,708**

Refer to Note 7. Debt Obligations, Net - *Collateralized Loan Obligations ("CLO") Debt* for further details.

11. EQUITY STRUCTURE AND ACCOUNTS

The Company has one outstanding class of common stock, Class A as of December 31, 2022, 2021 and 2020. Prior to September 30, 2020, the Company also had Class B common stock. The Class A and Class B common stock are described as follows:

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters on which stockholders generally are entitled to vote. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by the board of directors out of funds legally available to pay dividends. Dividends upon Class A common stock may be declared by the board of directors at any regular or special meeting and may be paid in cash, in property, or in shares of capital stock.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of shares of Class B common stock are entitled to one vote for each share on all matters on which stockholders generally are entitled to vote. Holders of shares of our Class B common stock vote together with holders of our Class A common stock on all such matters. Our stockholders do not have cumulative voting rights in the election of directors. We do not currently have any shares of Class B common stock outstanding.

No Dividend or Liquidation Rights

Holders of Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Ladder Capital Corp.

Exchange for Class A Common Stock

We are a holding company and have no material assets other than our direct and indirect ownership of Series REIT limited partnership units ("Series REIT LP Units") and Series TRS limited partnership units ("Series TRS LP Units," and, collectively with Series REIT LP Units, "Series Units") of LCFH. Series TRS LP Units are exchangeable for the same number of limited liability company interests of LC TRS I LLC ("LC TRS I Shares"), which is a limited liability company that is a TRS as well as a general partner of Series TRS. Pursuant to the Third Amended and Restated LLLP Agreement of LCFH, the Continuing LCFH Limited Partners may from time to time, subject to certain conditions, receive one share of the Company's Class A common stock in exchange for (i) one share of the Company's Class B common stock, (ii) one Series REIT LP Unit and (iii) either one Series TRS LP Unit or one TRS I LLC Share, subject to equitable adjustments for stock splits, stock dividends and reclassifications. During the year ended December 31, 2020, 12,158,933 Series REIT LP Units and 12,158,933 Series TRS LP Units were collectively exchanged for 12,158,933 shares of Class A common stock and 12,158,933 shares of Class B common stock were canceled. We received no other consideration in connection with these exchanges. As of December 31, 2022, 2021 and 2020, the Company held a 100.0% interest in LCFH.

Stock Repurchases

On July 27, 2022, the board of directors authorized the repurchase of $50.0 million of the Company's Class A common stock from time to time without further approval. This authorization increased the remaining outstanding authorization per the August 4, 2021 authorization from $39.5 million to $50.0 million. Stock repurchases by the Company are generally made for cash in open market transactions at prevailing market prices but may also be made in privately negotiated transactions or otherwise. The timing and amount of purchases are determined based upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. As of December 31, 2022, the Company has a remaining amount available for repurchase of $46.7 million, which represents 3.7% in the aggregate of its outstanding Class A common stock, based on the closing price of $10.04 per share on such date.

The following tables summarize of the Company's repurchase activity of its Class A common stock during the years ended December 31, 2022, 2021, and 2020 ($ in thousands):

	Shares	Amount(1)
Authorizations remaining as of December 31, 2021		$ 44,122
Additional authorizations(2)		10,534
Repurchases paid	783,599	(7,919)
Authorizations remaining as of December 31, 2022		**$ 46,737**

(1)   Amount excludes commissions paid associated with share repurchases.
(2)   On July 27, 2022 the Board authorized repurchases up to $50.0 million in aggregate.

	Shares	Amount(1)
Authorizations remaining as of December 31, 2020		$ 38,102
Additional authorizations(2)		15,027
Repurchases paid	822,928	(9,007)
Authorizations remaining as of December 31, 2021		**$ 44,122**

(1)   Amount excludes commissions paid associated with share repurchases.
(2)   On August 4, 2021, the Board authorized additional repurchases of up to $50.0 million in aggregate.

	Shares	Amount(1)
Authorizations remaining as of December 31, 2019		$ 41,132
Additional authorizations		—
Repurchases paid	384,251	(3,030)
Repurchases unsettled		—
Authorizations remaining as of December 31, 2020		**$ 38,102**

(1)   Amount excludes commissions paid associated with share repurchases.

Dividends

In order for the Company to maintain its qualification as a REIT under the Code, it must annually distribute at least 90% of its taxable income. The Company has paid and in the future intends to declare regular quarterly distributions to its shareholders in order to continue to qualify as a REIT.

Consistent with IRS guidance, the Company may, subject to a cash/stock election by its shareholders, pay a portion of its dividends in stock, to provide for meaningful capital retention; however, the REIT distribution requirements limit its ability to retain earnings and thereby replenish or increase capital for operations. The timing and amount of future distributions is based on a number of factors, including, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition and contractual restrictions. All dividend declarations are subject to the approval of the Company's board of directors. Generally, the Company expects its distributions to be taxable as ordinary dividends to its shareholders, whether paid in cash or a combination of cash and common stock, and not as a tax-free return of capital or a capital gain (although for taxable years beginning after December 31, 2017 and before January 1, 2026, generally stockholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations). The Company believes that its significant capital resources and access to financing will provide the financial flexibility at levels sufficient to meet current and anticipated capital requirements, including funding new investment opportunities, paying distributions to its shareholders and servicing our debt obligations.

The following table presents dividends declared (on a per share basis) of Class A common stock for the years ended December 31, 2022, 2021 and 2020:

Declaration Date	Dividend per Share
March 15, 2022	$ 0.20
June 15, 2022	0.22
September 15, 2022	0.23
December 15, 2022	0.23
Total	**$ 0.88**
March 15, 2021	$ 0.20
June 15, 2021	0.20
September 15, 2021	0.20
December 15, 2021	0.20
Total	**$ 0.80**
February 27, 2020	$ 0.34
May 28, 2020	0.20
August 31, 2020	0.20
December 31, 2020	0.20
Total	**$ 0.94**

The following table presents the tax treatment for our aggregate distributions per share of common stock paid for the years ended December 31, 2022, 2021, and 2020:

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
December 31, 2021	January 18, 2022	(1) $	0.200	$ 0.034	$ —	$ 0.166	$ 0.051	$ —	$ 0.034
March 31, 2022	April 15, 2022		0.200	0.034	—	0.166	0.051	—	0.034
June 30, 2022	July 15, 2022		0.220	0.038	—	0.182	0.056	—	0.038
September 30, 2022	October 17, 2022		0.230	0.039	—	0.191	0.059	—	0.039
December 31, 2022	January 17, 2023		0.230	0.039	—	0.191	0.059	—	0.039
Total		$	**1.080**	$ **0.184**	$ —	$ **0.896**	$ **0.276**	$ —	$ **0.184**

(1) The fourth quarter dividend paid on January 18, 2022 was $0.200 and is considered a 2022 dividend for U.S. federal income tax purposes.

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
December 31, 2020	January 15, 2021	(1)	$ 0.200	$ 0.053	$ 0.001	$ 0.095	$ 0.039	$ 0.052	$ 0.053
March 31, 2021	April 15, 2021		$ 0.200	$ 0.053	$ 0.001	$ 0.095	$ 0.039	$ 0.052	$ 0.053
June 30, 2021	July 15, 2021		0.200	0.053	0.001	0.095	0.039	0.052	0.053
September 30, 2021	October 15, 2021		0.200	0.053	0.001	0.095	0.039	0.052	0.053
December 31, 2021	January 18, 2022	(2)	—	—	—	—	—	—	—
Total			$ 0.800	$ 0.212	$ 0.004	$ 0.380	$ 0.156	$ 0.208	$ 0.212

(1)   The fourth quarter dividend paid on January 15, 2021 was $0.200 and is considered a 2021 dividend for U.S. federal income tax purposes.
(2)   The fourth quarter dividend paid on January 18, 2022 was $0.200 and is considered a 2022 dividend for U.S. federal income tax purposes.

Record Date	Payment Date		Dividend per Share	Ordinary Dividends	Qualified Dividends	Capital Gain	Unrecaptured 1250 Gain	Return of Capital	Section 199A Dividends
March 10, 2020	April 1, 2020		$ 0.340	$ 0.230	$ —	$ 0.039	$ 0.016	$ 0.071	$ 0.230
June 10, 2020	July 1, 2020		0.200	0.135	—	0.023	0.009	0.042	0.135
September 10, 2020	October 1, 2020		0.200	0.135	—	0.023	0.009	0.042	0.135
December 31, 2020	January 15, 2021	(1)	—	—	—	—	—	—	—
Total			$ 0.740	$ 0.500	$ —	$ 0.085	$ 0.034	$ 0.155	$ 0.500

(1)   The fourth quarter dividend paid on January 15, 2021 was $0.200 and is considered a 2021 dividend for U.S. federal income tax purposes.

Changes in Accumulated Other Comprehensive Income (Loss)

The following table presents changes in accumulated other comprehensive income related to the cumulative difference between the fair market value and the amortized cost basis of securities classified as available for sale for the years ended December 31, 2022, 2021, and 2020 ($ in thousands):

	Accumulated Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss) of Noncontrolling Interests	Total Accumulated Other Comprehensive Income (Loss)
December 31, 2021	$ (4,112)	$ (2)	$ (4,114)
Other comprehensive income (loss)	(16,897)	—	(16,897)
December 31, 2022	$ (21,009)	$ (2)	$ (21,011)

	Accumulated Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss) of Noncontrolling Interests	Total Accumulated Other Comprehensive Income (Loss)
December 31, 2020	$ (10,463)	$ (2)	$ (10,465)
Other comprehensive income (loss)	6,351	—	6,351
December 31, 2021	$ (4,112)	$ (2)	$ (4,114)

	Accumulated Other Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss) of Noncontrolling Interests	Total Accumulated Other Comprehensive Income (Loss)
December 31, 2019	$ 4,218	$ 475	$ 4,693
Other comprehensive income (loss)	(9,950)	(5,208)	(15,158)
Exchange of noncontrolling interest for common stock	(6,952)	6,952	—
Rebalancing of ownership percentage between Company and Operating Partnership	2,221	(2,221)	—
December 31, 2020	$ (10,463)	$ (2)	$ (10,465)

12. NONCONTROLLING INTERESTS

Noncontrolling Interests in Consolidated Ventures

As of December 31, 2022, the Company consolidates two ventures and in each, there are different noncontrolling investors, which own between 10.0% - 25.0% of such ventures. These ventures hold investments in a 40-building student housing portfolio in Isla Vista, CA with a book value of $79.9 million, and a single-tenant office building in Oakland County, MI with a book value of $8.9 million. The Company makes distributions and allocates income from these ventures to the noncontrolling interests in accordance with the terms of the respective governing agreements.

Sales

During the year ended December 31, 2022, the Company sold its interests in an apartment complex in Stillwater, OK, an apartment complex in Miami, FL, and office buildings in Richmond, VA. Refer to Note 5, Real Estate and Related Lease Intangibles, Net for further details.

Noncontrolling Interest in the Operating Partnership

As more fully described in Note 1, certain of the predecessor equity owners held interests in the Operating Partnership as modified by the IPO Transactions. These interests were subsequently further modified by the REIT Structuring Transactions (also described in Note 1). These interests, along with the Class B common stock held by these investors, were exchangeable for Class A common stock of the Company. The roll-forward of the Operating Partnership's LP Units followed the Class B common stock of the Company as disclosed in the consolidated statements of changes in equity. As of September 30, 2020, all shares of Class B common stock have been exchanged for shares of Class A common stock, and the Company held a 100% interest in LCFH.

Pursuant to ASC 810, *Consolidation*, on the accounting and reporting for noncontrolling interests and changes in ownership interests of a subsidiary, changes in a parent's ownership interest (and transactions with noncontrolling interest unitholders in the subsidiary), while the parent retains its controlling interest in its subsidiary, should be accounted for as equity transactions. The carrying amount of the noncontrolling interest will be adjusted to reflect the change in its ownership interest in the subsidiary, with the offset to equity attributable to the parent. There were no changes in ownership interest for the twelve months ended December 31, 2022.

Distributions to Noncontrolling Interest in the Operating Partnership

Notwithstanding the foregoing, subject to any restrictions in applicable debt financing agreements and available liquidity as determined by the board of directors of each of Series REIT of LCFH and Series TRS of LCFH, each Series used commercially reasonable efforts to make quarterly distributions to each of its partners (including the Company) at least equal to such partner's "Quarterly Estimated Tax Amount," which was computed (as more fully described in LCFH's Third Amended and Restated LLLP Agreement) for each partner as the product of (x) the U.S. federal taxable income (or alternative minimum taxable income, if higher) allocated by such Series to such partner in respect of the Series REIT LP Units and Series TRS LP Units held by such partner and (y) the highest marginal blended U.S. federal, state and local income tax rate (or alternative minimum taxable rate, as applicable) applicable to an individual residing in New York, NY, taking into account, for U.S. federal income tax purposes, the deductibility of state and local taxes; provided that Series TRS of LCFH took into account, in determining the amount of tax distributions to holders of Series TRS LP Units, the amount of any distributions each such holder received from Series REIT of LCFH in excess of tax distributions. In addition, to the extent the Company required an additional distribution from the Series of LCFH in excess of its quarterly tax distribution in order to pay its quarterly cash dividend, the Series of LCFH was required to make a corresponding distribution of cash to each of their partners (other than the Company) on a pro-rata basis. As of December 31, 2020, all shares of Class B common stock have been exchanged for shares of Class A common stock, and the Company held a 100% interest in LCFH. Due to the expiration of the partnership the above will no longer be applicable prospectively.

Income and losses and comprehensive income were allocated among the partners in a manner to reflect as closely as possible the amount each partner would be distributed under the Third Amended and Restated LLLP Agreement of LCFH upon liquidation of the Operating Partnership's assets.

13. EARNINGS PER SHARE

The Company's net income (loss) and weighted average shares outstanding for the years ended December 31, 2022, 2021, and 2020 consist of the following:

	Year Ended December 31,		
($ in thousands except share amounts)	**2022**	**2021**	**2020**
Basic and Diluted Net income (loss) available for Class A common shareholders	$ 142,217	$ 56,522	$ (14,445)
Weighted average shares outstanding:			
Basic	124,301,421	123,763,843	112,409,615
Diluted	125,823,671	124,563,051	112,409,615

The calculation of basic and diluted net income (loss) per share amounts for the years ended December 31, 2022, 2021, and 2020 consist of the following:

	Year Ended December 31,		
(In thousands except share and per share amounts) (1)	**2022**	**2021**	**2020(2)**
Basic Net Income (Loss) Per Share of Class A Common Stock			
Numerator:			
Net income (loss) attributable to Class A common shareholders	$ 142,217	$ 56,522	$ (14,445)
Denominator:			
Weighted average number of shares of Class A common stock outstanding	124,301,421	123,763,843	112,409,615
Basic net income (loss) per share of Class A common stock	$ 1.14	$ 0.46	$ (0.13)
Diluted Net Income (Loss) Per Share of Class A Common Stock			
Numerator:			
Net income (loss) attributable to Class A common shareholders	$ 142,217	$ 56,522	$ (14,445)
Diluted net income (loss) attributable to Class A common shareholders	142,217	56,522	(14,445)
Denominator:			
Basic weighted average number of shares of Class A common stock outstanding	124,301,421	123,763,843	112,409,615
Add - dilutive effect of:			
Incremental shares of unvested Class A restricted stock(1)	1,522,250	799,208	—
Diluted weighted average number of shares of Class A common stock outstanding	125,823,671	124,563,051	112,409,615
Diluted net income (loss) per share of Class A common stock	$ 1.13	$ 0.45	$ (0.13)

(1)   The Company is using the treasury stock method.
(2)   For the year ended December 31, 2020, shares issuable relating to converted Class B common shareholders are excluded from the calculation of diluted EPS as the inclusion of such potential common shares in the calculation would be anti-dilutive. There were no Class B shares outstanding during the years ended December 31, 2022 and December 31, 2021.

The shares of Class B common stock do not share in the earnings of Ladder Capital Corp and are, therefore, not participating securities. Accordingly, basic and diluted net income (loss) per share of Class B common stock has not been presented, although the assumed conversion of Class B common stock has been included in the presented diluted net income (loss) per share of Class A common stock for the period of time that Class B common stock was outstanding.

14. STOCK BASED AND OTHER COMPENSATION PLANS

Summary of Stock and Shares Unvested/Outstanding

The following table summarizes the impact on the consolidated statements of income of the various stock based compensation plans and other compensation plans ($ in thousands):

	Year Ended December 31,		
	2022	2021	2020
Stock Based Compensation Expense	$ 31,584	$ 15,300	$ 42,728
Phantom Equity Investment Plan	—	22	(1,238)
Stock Options Exercised	—	—	270
Total Stock Based Compensation Expense(1)	**$ 31,584**	**$ 15,322**	**$ 41,760**

(1)   Variance between twelve months ended December 31, 2022, December 31, 2021, December 31, 2020 is primarily due to timing of 2020, 2021 and 2022 employee stock and bonus compensation.

A summary of the grants is presented below:

	Year Ended December 31,					
	2022		2021		2020	
	Number of Shares	Weighted Average Fair Value Per Share	Number of Shares	Weighted Average Fair Value Per Share	Number of Shares/Options	Weighted Average Fair Value Per Share
Grants - Class A Common Stock	2,884,303	$ 11.87	747,713	$ 9.81	4,423,215	$ 12.84

The table below presents the number of unvested shares of Class A common stock and outstanding stock options at December 31, 2022 and changes during 2022 of the Class A common stock and stock options of Ladder Capital Corp granted under the 2014 Omnibus Incentive Plan:

	Restricted Stock	Weighted Average Grant Date Fair Value	Stock Options
Nonvested/Outstanding at December 31, 2021	**2,145,380**	**$ 12.76**	**623,788**
Granted	2,884,303	11.87	—
Vested	(2,404,181)	11.89	—
Forfeited	(95,931)	11.61	—
Nonvested/Outstanding at December 31, 2022	**2,529,571**	**$ 12.62**	**623,788**
Exercisable at December 31, 2022 (1)			**623,788**

(1)   The weighted-average exercise price of outstanding options, warrants and rights is $14.84 at December 31, 2022.

At December 31, 2022 there was $12.4 million of total unrecognized compensation cost related to certain share-based compensation awards that is expected to be recognized over a period of up to 33 months, with a weighted-average remaining vesting period of 21.7 months.

2014 Omnibus Incentive Plan

In connection with the IPO Transactions, the 2014 Ladder Capital Corp Omnibus Incentive Equity Plan (the "2014 Omnibus Incentive Plan") was adopted by the board of directors on February 11, 2014, and provides certain members of management, employees and directors of the Company or its affiliates with additional incentives including grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards.

Annual Incentive Awards Granted in 2022 with respect to 2021 Performance

For 2021 performance, certain employees received stock-based incentive equity in January 2022. Fair value for all restricted and unrestricted stock grants was calculated using the average closing stock price for the five business days prior to the grant date. Restricted stock subject to time-based vesting criteria will vest in three installments on February 18 of each of 2023, 2024 and 2025, subject to continued employment on the applicable vesting dates. The Company has elected to recognize the compensation expense related to the time-based vesting of the annual restricted stock awards for the entire award on a straight-line basis over the requisite service period for the entire award. Restricted stock subject to performance criteria is eligible to vest in three equal installments upon the compensation committee's confirmation that the Company achieves a return on equity, based on distributable earnings divided by the Company's average book value of equity, equal to or greater than 8% for such year (the "Performance Target") for the years ended December 31, 2022, 2023 and 2024, respectively. If the Company misses the Performance Target during either the first or second calendar year but meets the Performance Target for a subsequent year during the three-year performance period and the Company's return on equity for such subsequent year and any years for which it missed its Performance Target equals or exceeds the compounded return on equity of 8% based on distributable earnings divided by the Company's average book value of equity, the performance-vesting restricted stock which failed to vest because the Company previously missed its Performance Target will vest subject to continued employment on the applicable vesting date (the "Catch-Up Provision"). Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition. Therefore, compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The probability of meeting the performance outcome is assessed quarterly.

On January 31, 2022, in connection with 2021 compensation, annual stock awards were granted to management employees (each, a "Management Grantee"), with an aggregate fair value of $18 million, which represents 1,517,627 shares of Class A common stock. The grant to Mr. Harris and approximately 2/3 of the grants to Ms. McCormack and Mr. Perelman were unrestricted. The other 1/3 of incentive equity granted to Ms. McCormack and Mr. Perelman is restricted stock subject to attainment of the Performance Target for the applicable years and is also subject to the Catch-Up Provision described above. For the grants to Mr. Miceli and Ms. Porcella (a total of 210,662 shares with an aggregate fair value of $2.5 million), approximately 1/3 of the awards were unrestricted, with another 1/3 of the awards subject to time-based vesting criteria, and the remaining 1/3 subject to attainment of the Performance Target for the applicable years.

On January 31, 2022, in connection with 2021 compensation, annual stock awards were granted to certain non-management employees ("Non-Management Grantees") with an aggregate fair value of $15.4 million, which represents 1,293,853 shares of Class A common stock. Of these awards, 264,704 shares were unrestricted, 497,169 shares are subject to time-based vesting criteria, and the remaining 531,980 shares are subject to attainment of the Performance Target for the applicable years. Approximately 2/3 of all the shares subject to attainment of the Performance Target, are also subject to the Catch-Up Provision.

Other Incentive Awards Granted in 2022

On May 10, 2022, a new employee of the Company received a Restricted Stock Award with a grant date fair value of $0.4 million, representing 33,784 shares of restricted Class A common stock. Fifty percent of the Restricted Stock Award is subject to time-based vesting criteria, and the remaining 50% of the Restricted Stock Award is subject to attainment of the Performance Target for the applicable years. The time-vesting restricted stock will vest in three installments on February 18 of each of 2023, 2024 and 2025, subject to continued employment on the applicable vesting dates. The performance-vesting restricted stock will vest in three equal installments upon the Compensation Committee's confirmation that the Company achieves the Performance Target for the years ended December 31, 2022, 2023 and 2024, respectively. The Catch-Up Provision applies to the performance vesting portion of this award, provided that a termination has not occurred. The Company has elected to recognize the compensation expense related to the time-based vesting criteria of these Restricted Stock Awards on a straight-line basis over the requisite service period.

Other 2022 Restricted Stock Awards

On February 18, 2022, certain members of the board of directors received annual restricted stock awards with a grant date fair value of $0.4 million, representing 31,860 shares of restricted Class A common stock, which will vest in full on the first anniversary of the date of grant, subject to continued service on the board of directors. Compensation expense related to the time-based vesting criteria of the award shall be recognized on a straight-line basis over the one-year vesting period.

Annual Incentive Awards Granted in 2021 with Respect to 2020 Performance

On January 1, 2021, in connection with 2020 compensation, annual stock awards were granted to Non-Management Grantees with an aggregate fair value of $7.0 million, which represents 711,653 shares of Class A common stock. Approximately one-third of the awards to Non-Management Grantees were unrestricted, with another one-third of the awards subject to time-based vesting criteria, and the remaining one-third subject to attainment of the Performance Target for the applicable years. The one-third of awards subject to attainment of the Performance Target is also subject to the Catch-Up Provision and the Performance Waiver, defined below. The time-vesting restricted stock will vest in three installments on February 18 of each of 2022, 2023 and 2024, subject to continued employment on the applicable vesting dates. Fair value for all restricted and unrestricted stock grants was calculated using the most recent closing stock price prior to the grant date (due to markets being closed on the grant date). Compensation expense for unrestricted stock grants was expensed immediately. The Company has elected to recognize the compensation expense related to the time-based vesting of the annual restricted stock awards for the entire award on a straight-line basis over the requisite service period for the entire award. Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition. Therefore, compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved. The probability of meeting the performance outcome is assessed quarterly. On May 27, 2020, the compensation committee of the board of directors used its discretion to waive the Performance Target for shares eligible to vest based on the Company's performance in 2020 and 2021, subject to continued employment on the applicable vesting dates (the "Performance Waiver"). The Performance Waiver was made in recognition of the actions taken by Ladder's employees in response to COVID-19 that, while in the best interests of the Company and its shareholders, would not produce earnings consistent with the Performance Target in their deferred compensation arrangements. Such actions included maintaining high levels of unrestricted cash liquidity and refinancing debt with more expensive non-mark-to-market funding sources. In the second quarter, the 2021 Performance Waiver applied to one Ladder employee.

Other 2021 Restricted Stock Awards

On February 18, 2021, certain members of the board of directors each received annual restricted stock awards with a grant date fair value of $0.4 million, representing 36,060 shares of restricted Class A common stock, which will vest in full on the first anniversary of the date of grant, subject to continued service on the board of directors. Compensation expense related to the time-based vesting criteria of the award shall be recognized on a straight-line basis over the one-year vesting period.

Change in Control

Upon a change in control (as defined in the respective award agreements), restricted stock awards to Mr. Miceli, Ms. McCormack, Mr. Perelman, and one Non-Management Grantee will become fully vested if (1) such Grantee continues to be employed through the closing of the change in control; or (2) after the signing of definitive documentation related to the change in control, but prior to its closing, such Grantee's employment is terminated without cause or due to death or disability or the Grantee resigns for Good Reason, as defined in each Grantee's employment agreement. The compensation committee retains the right, in its sole discretion, to provide for the accelerated vesting (in whole or in part) of the restricted stock awards granted.

In the event Ms. Porcella or a Non-Management Grantee, except for the one mentioned above, is terminated by the Company without cause within six months of certain changes in control, all unvested time shares shall vest on the termination date and all unvested performance shares shall remain outstanding and be eligible to vest (or be forfeited) in accordance with the performance conditions.

Bonus Payments

During the year ended December 31, 2021, the Company recorded $11.0 million of compensation expense related to cash bonuses that were paid in January 2022. For the three months ended March 31, 2021, the Company paid $1.1 million compensation expense related to bonuses accrued for during the year ended December 31, 2020. The remaining amounts of incentive compensation related to the year ended December 31, 2020 were paid in the form of equity.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is based upon internal models, using market quotations, broker quotations, counterparty quotations or pricing services quotations, which provide valuation estimates based upon reasonable market order indications and are subject to significant variability based on market conditions, such as interest rates, credit spreads and market liquidity. The fair value of the mortgage loan receivables held for sale is based upon a securitization model utilizing market data from recent securitization spreads and pricing.

Fair Value Summary Table

The carrying values and estimated fair values of the Company's financial instruments, which are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at December 31, 2022 and December 31, 2021 are as follows ($ in thousands):

December 31, 2022

	Principal Amount	Amortized Cost Basis/Purchase Price	Fair Value	Fair Value Method	Weighted Average Yield %	Weighted Average Remaining Maturity/Duration (years)
Assets:						
CMBS(1)	$ 562,839	$ 562,246	$ 541,333	Internal model, third-party inputs	5.32 %	1.06
CMBS interest-only(1)	1,026,195 (2)	10,498	10,443	Internal model, third-party inputs	3.65 %	1.45
GNMA interest-only(3)	45,369 (2)	285	281	Internal model, third-party inputs	4.23 %	3.3
Agency securities(1)	36	36	35	Internal model, third-party inputs	2.70 %	1.54
U.S. Treasury securities(1)	36,000	35,328	35,328	Internal model, third-party inputs	4.17 %	0.6
Equity securities(3)	N/A	160	118	Observable market prices	N/A	N/A
Mortgage loan receivables held for investment, net, at amortized cost(4)	3,907,295	3,885,746	3,875,708	Discounted Cash Flow(5)	8.85 %	1.26
Mortgage loan receivables held for sale	31,350	27,391	27,391	Internal model, third-party inputs(6)	4.57 %	9.19
FHLB stock(7)	9,585	9,585	9,585	(7)	4.75 %	N/A
Nonhedge derivatives(1)(10)	204,700	2,038	2,038	Counterparty quotations	N/A	1.52
Liabilities:						
Repurchase agreements - short-term	481,465	481,465	481,465	Cost plus Accrued Interest (8)	4.04 %	0.37
Repurchase agreements - long-term	366,398	366,398	366,398	Discounted Cash Flow(9)	4.06 %	2.56
Mortgage loan financing	497,454	497,991	477,101	Discounted Cash Flow	5.51 %	3.36
CLO debt	1,064,365	1,058,462	1,058,462	Discounted Cash Flow(9)	6.35 %	15.92
Borrowings from the FHLB	213,000	213,000	213,055	Discounted Cash Flow	1.61 %	1.25
Senior unsecured notes	1,643,794	1,628,382	1,397,977	Internal model, third-party inputs	4.66 %	4.75

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Balance does not include impact of allowance for current expected credit losses of $20.8 million at December 31, 2022.
(5) Fair value for floating rate mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days) and no significant change in credit risk. Fair value for fixed rate mortgage loan receivables, held for investment is measured using a discounted cash flow model.
(6) Fair value for mortgage loan receivables, held for sale is measured using a hypothetical securitization model utilizing market data from recent securitization spreads and pricing.
(7) Fair value of the FHLB stock approximates outstanding face amount as the Company's captive insurance subsidiary is restricted from trading the stock and can only put the stock back to the FHLB, at the FHLB's discretion, at par.
(8) For repurchase agreements - short term, the value approximates the cost plus accrued interest.
(9) For repurchase agreements - long term and CLO debt, the carrying value approximates the fair value discounting the expected cash flows at current market rates. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any positions.
(10) The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.

December 31, 2021

	Principal Amount	Amortized Cost Basis/Purchase Price	Fair Value	Fair Value Method	Weighted Average Yield %	Weighted Average Remaining Maturity/Duration (years)
Assets:						
CMBS(1)	$ 691,402	$ 691,026	$ 686,293	Internal model, third-party inputs	1.57 %	2.06
CMBS interest-only(1)	1,302,551 (2)	15,268	15,885	Internal model, third-party inputs	5.67 %	1.88
GNMA interest-only(3)	59,075 (2)	518	559	Internal model, third-party inputs	4.97 %	3.64
Agency securities(1)	557	560	563	Internal model, third-party inputs	1.58 %	0.69
Mortgage loan receivables held for investment, net, at amortized cost(4)	3,581,919	3,553,737	3,494,254	Discounted Cash Flow(5)	5.65 %	1.76
FHLB stock(6)	11,835	11,835	11,835	(6)	3.25 %	N/A
Nonhedge derivatives(1)(7)	114,121	402	402	Counterparty quotations	N/A	0.30
Liabilities:						
Repurchase agreements - short-term	418,394	418,394	418,394	Discounted Cash Flow(8)	0.89 %	0.46
Repurchase agreements - long-term	26,183	26,183	26,183	Discounted Cash Flow(9)	2.21 %	1.01
Mortgage loan financing	690,927	693,797	709,695	Discounted Cash Flow	4.83 %	3.3
Secured financing facility	136,444	132,447	133,389	Discounted Cash Flow(8)	10.75 %	1.35
CLO debt	1,064,365	1,054,774	1,054,774	Discounted Cash Flow(9)	2.04 %	16.92
Borrowings from the FHLB	263,000	263,000	263,414	Discounted Cash Flow	0.91 %	1.95
Senior unsecured notes	1,649,794	1,631,108	1,677,039	Internal model, third-party inputs	4.66 %	5.74

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Balance does not include impact of allowance for current expected credit losses of $31.8 million at December 31, 2021.
(5) Fair value for floating rate mortgage loan receivables, held for investment is estimated to approximate the outstanding face amount given the short interest rate reset risk (30 days) and no significant change in credit risk. Fair value for fixed rate mortgage loan receivables, held for investment is measured using a discounted cash flow model.
(6) Fair value of the FHLB stock approximates outstanding face amount as the Company's captive insurance subsidiary is restricted from trading the stock and can only put the stock back to the FHLB, at the FHLB's discretion, at par.
(7) The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(8) Fair value for repurchase agreement liabilities - short term borrowings under the Secured Financing Facility and borrowings under the Revolving Credit Facility is estimated to approximate carrying amount primarily due to the short interest rate reset risk (30 days) of the financings and the high credit quality of the assets collateralizing these positions. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any positions.
(9) For repurchase agreements - long term and CLO debt, the carrying value approximates the fair value discounting the expected cash flows at current market rates. If the collateral is determined to be impaired, the related financing would be revalued accordingly. There are no impairments on any positions.

The following table summarizes the Company's financial assets and liabilities, which are both reported at fair value on a recurring basis (as indicated) or amortized cost/par, at December 31, 2022 and December 31, 2021 ($ in thousands):

December 31, 2022

Financial Instruments Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
CMBS(1)	$ 553,424	$ —	$ —	$ 532,304	$ 532,304
CMBS interest-only(1)	1,017,735 (2)	—	—	10,026	10,026
GNMA interest-only(3)	45,369 (2)	—	—	281	281
Agency securities(1)	36	—	—	35	35
U.S. Treasury securities	36,000	35,328	—	—	35,328
Equity securities	N/A	118	—	—	118
Nonhedge derivatives(4)	204,700	—	2,038	—	2,038
		$ 35,446	$ 2,038	$ 542,646	$ 580,130

Financial Instruments Not Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
Mortgage loan receivable held for investment, net, at amortized cost:					
Mortgage loan receivables held for investment, net, at amortized cost(5)	$ 3,907,295	$ —	$ —	$ 3,875,708	$ 3,875,708
Mortgage loan receivable held for sale(6)	31,350	—	—	27,391	27,391
CMBS(7)	9,415	—	—	9,030	9,030
CMBS interest-only(7)	8,460	—	—	417	417
FHLB stock	9,585	—	—	9,585	9,585
		$ —	$ —	$ 3,922,131	$ 3,922,131
Liabilities:					
Repurchase agreements - short-term	$ 481,465	$ —	$ —	$ 481,465	$ 481,465
Repurchase agreements - long-term	366,398	—	—	366,398	366,398
Mortgage loan financing	497,454	—	—	477,101	477,101
CLO debt	1,064,365	—	—	1,058,462	1,058,462
Borrowings from the FHLB	213,000	—	—	213,055	213,055
Senior unsecured notes	1,643,794	—	—	1,397,977	1,397,977
		$ —	$ —	$ 3,994,458	$ 3,994,458

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(5) Balance does not include impact of allowance for current expected credit losses of $20.8 million at December 31, 2022.
(6) A lower of cost or market adjustment was recorded as of December 31, 2022.
(7) Restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust, are classified as held-to-maturity and reported at amortized cost.

December 31, 2021

Financial Instruments Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
CMBS(1)	$ 681,076	$ —	$ —	$ 676,398	$ 676,398
CMBS interest-only(1)	1,293,181 (2)	—	—	15,344	15,344
GNMA interest-only(3)	59,075 (2)	—	—	559	559
Agency securities(1)	557	—	—	563	563
Nonhedge derivatives(4)	114,121	—	402	—	402
		$ —	$ 402	$ 692,864	$ 693,266

Financial Instruments Not Reported at Fair Value on Consolidated Statements of Financial Condition	Principal Amount	Fair Value			
		Level 1	Level 2	Level 3	Total
Assets:					
Mortgage loan receivable held for investment, net, at amortized cost:					
Mortgage loan receivables held for investment, net, at amortized cost(5)	$ 3,581,920	$ —	$ —	$ 3,494,254	$ 3,494,254
CMBS(6)	10,326	—	—	9,894	9,894
CMBS interest-only(6)	9,370	—	—	541	541
FHLB stock	11,835	—	—	11,835	11,835
		$ —	$ —	$ 3,516,524	$ 3,516,524
Liabilities:					
Repurchase agreements - short-term	$ 418,394	$ —	$ —	$ 418,394	$ 418,394
Repurchase agreements - long-term	26,183	—	—	26,183	26,183
Mortgage loan financing	690,927	—	—	709,695	709,695
Secured financing facility	136,444	—	—	133,389	133,389
CLO debt	1,064,365	—	—	1,054,774	1,054,774
Borrowings from the FHLB	263,000	—	—	263,414	263,414
Senior unsecured notes	1,649,794	—	—	1,677,039	1,677,039
		$ —	$ —	$ 4,282,888	$ 4,282,888

(1) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded as a component of other comprehensive income (loss) in equity.
(2) Represents notional outstanding balance of underlying collateral.
(3) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings.
(4) Measured at fair value on a recurring basis with the net unrealized gains or losses recorded in current period earnings. The outstanding face amount of the nonhedge derivatives represents the notional amount of the underlying contracts.
(5) Balance does not include impact of allowance for current expected credit losses of $31.8 million at December 31, 2021.
(6) Restricted securities which are designated as risk retention securities under the Dodd-Frank Act and are therefore subject to transfer restrictions over the term of the securitization trust, are classified as held-to-maturity and reported at amortized cost.

The following table summarizes changes in Level 3 financial instruments reported at fair value on the consolidated statements of financial condition for the years ended December 31, 2022 and 2021 ($ in thousands):

	Year Ended December 31,	
Level 3	2022	2021
Balance at January 1,	$ 692,864	$ 1,046,570
Transfer from level 2	—	—
Purchases	59,333	247,040
Sales	(4,261)	(438,594)
Paydowns/maturities	(183,929)	(163,297)
Amortization of premium/discount	(4,354)	(6,708)
Unrealized gain/(loss)	(16,901)	6,259
Realized gain/(loss) on sale	(106)	1,594
Balance at December 31,	$ 542,646	$ 692,864

The following is quantitative information about significant unobservable inputs in our Level 3 measurements for those assets and liabilities measured at fair value on a recurring basis ($ in thousands):

December 31, 2022

Financial Instrument	Carrying Value	Valuation Technique	Unobservable Input	Minimum	Weighted Average	Maximum
CMBS(1)	$ 532,304	Discounted cash flow	Yield (4)	2.89 %	5.29 %	17.47 %
CMBS interest-only(1)	10,026 (2)	Discounted cash flow	Yield (4)	1.39 %	3.72 %	19.66 %
GNMA interest-only(3)	281 (2)	Discounted cash flow	Yield (4)	1.28 %	5.50 %	10.00 %
Agency securities(1)	35	Discounted cash flow	Yield (4)	2.70 %	2.70 %	2.7 %
Total	$ 542,646					

December 31, 2021

Financial Instrument	Carrying Value	Valuation Technique	Unobservable Input	Minimum	Weighted Average	Maximum
CMBS(1)	$ 676,398	Discounted cash flow	Yield (4)	0.77 %	1.51 %	5.28 %
			Duration (years)(5)	0	1.93	8.39
CMBS interest-only(1)	15,344 (2)	Discounted cash flow	Yield (4)	— %	5.7 %	9.34 %
			Duration (years)(5)	0.03	1.81	2.58
			Prepayment speed (CPY)(5)	100.00	100.00	100.00
GNMA interest-only(3)	559 (2)	Discounted cash flow	Yield (4)	— %	4.97 %	10.00 %
			Duration (years)(5)	0	2.72	5.56
			Prepayment speed (CPJ)(5)	5	17.41	35.00
Agency securities(1)	563	Discounted cash flow	Yield (4)	1.44 %	1.58 %	2.78 %
			Duration (years)(5)	0	0.42	0.47
Total	$ 692,864					

(1) CMBS, CMBS interest-only securities, Agency securities, GNMA permanent securities, U.S. Treasury securities and corporate bonds are classified as available-for-sale and reported at fair value with changes in fair value recorded in the current period in other comprehensive income.
(2) The amounts presented represent the principal amount of the mortgage loans outstanding in the pool in which the interest-only securities participate.
(3) Agency interest-only securities are recorded at fair value with changes in fair value recorded in current period earnings.

Sensitivity of the Fair Value to Changes in the Unobservable Inputs

(4) Significant increase (decrease) in the unobservable input in isolation would result in significantly lower (higher) fair value measurement.
(5) Significant increase (decrease) in the unobservable input in isolation would result in either a significantly lower or higher (lower or higher) fair value measurement depending on the structural features of the security in question.

Nonrecurring Fair Values

The Company measures fair value of certain assets on a nonrecurring basis when events or changes in circumstances indicate that the carrying value of the assets may be impaired. Adjustments to fair value generally result from the application of lower of amortized cost or fair value accounting for assets held for sale or write-down of assets value due to impairment. Refer to Note 3, Mortgage Loan Receivables and Note 5, Real Estate and Related Lease Intangibles, Net for disclosure of level 3 inputs.

16. INCOME TAXES

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2015. As such, the Company's income is generally not subject to U.S. federal, state and local corporate income taxes other than as described below.

Certain of the Company's subsidiaries have elected to be treated as TRSs. TRSs permit the Company to participate in certain activities from which REITs are generally precluded, as long as these activities meet specific criteria, are conducted within the parameters of certain limitations established by the Code, and are conducted in entities which elect to be treated as taxable subsidiaries under the Code. To the extent these criteria are met, the Company will continue to maintain its qualification as a REIT. The Company's TRSs are not consolidated for U.S. federal income tax purposes, but are instead taxed as corporations. For financial reporting purposes, a provision for current and deferred taxes is established for the portion of earnings recognized by the Company with respect to its interest in TRSs.

Components of the provision for income taxes consist of the following ($ in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Current expense (benefit)			
U.S. federal	$ 1,823	$ (280)	$ (8,087)
State and local	3,591	936	(1,796)
Total current expense (benefit)	5,414	656	(9,883)
Deferred expense (benefit)			
U.S. federal	(445)	311	119
State and local	(60)	(39)	(25)
Total deferred expense (benefit)	(505)	272	94
Provision for income tax expense (benefit)	$ 4,909	$ 928	$ (9,789)

A reconciliation between the U.S. federal statutory income tax rate and the effective tax rate for the years ended December 31, 2022, 2021 and 2020 is as follows:

| | Year Ended December 31, | | |
	2022	2021	2020
US statutory tax rate	21.00 %	21.00 %	21.00 %
REIT income not subject to corporate income tax	(18.09)%	(17.72)%	65.98 %
Increase due to state and local taxes	0.59 %	(0.46)%	9.85 %
Change in valuation allowance	(1.17)%	(1.20)%	6.91 %
Offshore non-taxable income	(1.35)%	(3.75)%	(41.96)%
Uncertain tax position recorded (released)	1.45 %	— %	(2.54)%
Section 163 (j) interest expense limitation	0.08 %	0.27 %	(7.12)%
REIT income taxes	0.28 %	(0.31)%	(2.59)%
Return to provision	(0.64)%	1.64 %	(1.25)%
Net operating loss carryback benefit	— %	— %	4.54 %
Other	0.74 %	2.14 %	(1.96)%
Effective income tax rate	**2.89 %**	**1.61 %**	**50.86 %**

The differences between the Company's statutory rate and effective tax rate are largely determined by the amount of income subject to tax by the Company's TRS subsidiaries. The Company expects that its future effective tax rate will be determined in a similar manner.

As of December 31, 2022 and 2021, the Company's net deferred tax assets (liabilities) were $(1.8) million and $(2.3) million, respectively, and are included in other assets (liabilities) in the Company's consolidated balance sheets. The Company believes that, other than the specific deferred tax assets described below, it is more likely than not that the net deferred tax assets will be realized in the future. Realization of the net deferred tax assets (liabilities) is dependent upon our generation of sufficient taxable income in future years in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences. The amount of net deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income change.

The Company has recorded deferred tax assets related to net operating losses in the taxable REIT subsidiaries that are expected to be fully utilized in future periods. The net operating loss subject to unlimited carryforward is $11.8 million as of December 31, 2022.

The components of the Company's deferred tax assets and liabilities are as follows ($ in thousands):

	December 31, 2022	December 31, 2021
Deferred Tax Assets		
Net operating loss carryforward	$ 3,493	$ 6,766
Net unrealized losses	641	—
Capital losses carryforward	4,356	6,005
Valuation allowance	(4,356)	(6,005)
Interest expense limitation	1,385	1,647
Valuation allowance	(1,385)	(1,647)
Total Deferred Tax Assets	$ 4,134	$ 6,766

	December 31, 2022	December 31, 2021
Deferred Tax Liability		
Basis difference in operating partnerships	$ 5,911	$ 9,048
Total Deferred Tax Liability	**$ 5,911**	**$ 9,048**

As of December 31, 2022, the Company had $4.4 million of deferred tax assets relating to capital losses which it may only use to offset capital gains. As of December 31, 2021, the Company had $6.0 million of deferred tax assets relating to capital losses which it may only use to offset capital gains. These tax attributes will begin to expire if unused in 2024. As the realization of these assets are not more likely than not before their expiration, the Company has provided a full valuation allowance against these deferred tax assets.

The Company's tax returns are subject to audit by taxing authorities. Generally, as of December 31, 2022, the tax years 2018-2022 remain open to examination by the major taxing jurisdictions in which the Company is subject to taxes. The IRS recently completed its audit of the 2014 tax year and did not recommend any changes to the Company's tax return. The Company is currently under New York City audit for tax years 2012-2013. The Company does not expect these audits to result in any material changes to the Company's financial position. The Company does not expect tax expense to have an impact on either short or long-term liquidity or capital needs.

As of December 31, 2022, there was an unrecognized tax benefit of $2.4 million, which is included in the accrued expenses in the Company's consolidated balance sheets. As of December 31, 2021, the Company's did not have any unrecognized tax benefit . This unrecognized tax benefit, if recognized, would have a favorable impact on our effective income tax rate in future periods. As of December 31, 2022, the Company has not recognized a significant amount of any interest or penalties related to uncertain tax positions. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record a significant liability for unrecognized tax benefits within the next twelve months.

Tax Receivable Agreement

Upon consummation of the IPO, the Company entered into a Tax Receivable Agreement with the Continuing LCFH Limited Partners (the "TRA Members"). Under the Tax Receivable Agreement the Company generally is required to pay to the TRA Members that exchange their interests in LCFH and Class B shares of the Company for Class A shares of the Company, 85% of the applicable cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (or is deemed to realize in certain circumstances) as a result of (i) the increase in tax basis in its proportionate share of LCFH's assets that is attributable to the Company as a result of the exchanges and (ii) payments under the Tax Receivable Agreement, including any tax benefits related to imputed interest deemed to be paid by the Company as a result of such agreement.

To determine the current amount of the payments due, the Company estimated the amount of the Tax Receivable Agreement payments to be made within twelve months of the balance sheet date. As of December 31, 2022 the Company had no liability pursuant to the Tax Receivable Agreement. In 2021, the Company had no liability pursuant to the Tax Receivable Agreement.

Following the remaining partners' exchange during the three months ended September 30, 2020, the Company elected to compute Early Termination Payments for each exchanging partner as provided under the terms of the Tax Receivable Agreement. All of the participants were notified of the payments to which they would be entitled, including those entitled to no payment. The Early Termination Payments totaling $0.9 million were executed during the first quarter of 2021.

17. RELATED PARTY TRANSACTIONS

The Company has no material related party relationships to disclose.

18. COMMITMENTS AND CONTINGENCIES

Leases

As of December 31, 2022, the Company had a $16.0 million lease liability and a $15.8 million right-of-use asset on its consolidated balance sheets recorded within other liabilities and other assets, respectively. The right-of-use lease asset relates to the Company's operating lease of office space. Right-of use lease assets initially equal the lease liability. During the years ended December 31, 2022 and 2021, the Company recognized $1.1 million and $1.1 million, respectively, in Operating expenses in its consolidated statements of income relating to operating leases.

Future minimum lease obligations under non-cancelable operating leases, as of December 31, 2022 are as follows ($ in thousands):

2023	$	788
2024		2,171
2025		2,207
2026		2,219
2027		2,232
Thereafter		13,344
Total undiscounted cash flows		**22,961**
Present value discount (1)		(6,996)
Lease liabilities	$	**15,965**

(1) Lease liabilities were discounted at the Company's weighted average incremental borrowing rate for similar collateral which is estimated to be 6.62%, and the remaining lease term is 10.6 years.

Investments in Unconsolidated Ventures

The Company has made investments in various unconsolidated ventures. Refer to Note 6, Investment in and Advances to Unconsolidated Ventures, for further details of our unconsolidated investments. The Company's maximum exposure to loss from these investments is limited to the carrying value of our investments.

Unfunded Loan Commitments

As of December 31, 2022, the Company's off-balance sheet arrangements consisted of $321.8 million of unfunded commitments on mortgage loan receivables held for investment to provide additional first mortgage loan financing over the next three years at rates to be determined at the time of funding, 52% of which additional funds relate to the occurrence of certain "good news" events, such as the owner concluding a lease agreement with a major tenant in the building or reaching some pre-determined net operating income. As of December 31, 2021, the Company's off-balance sheet arrangements consisted of $390.1 million of unfunded commitments on mortgage loan receivables held for investment to provide additional first mortgage loan financing.

Commitments are subject to our loan borrowers' satisfaction of certain financial and nonfinancial covenants and may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring. The Company carefully monitors the progress of work at properties that serve as collateral underlying its commercial mortgage loans, including the progress of capital expenditures, construction, leasing and business plans in light of current market conditions. These commitments are not reflected on the consolidated balance sheets.

19. SEGMENT REPORTING

The Company has determined that it has three reportable segments based on how the chief operating decision makers review and manage the business. These reportable segments include loans, securities, and real estate. The loans segment includes mortgage loan receivables held for investment (balance sheet loans) and mortgage loan receivables held for sale (conduit loans). The securities segment is composed of all of the Company's activities related to securities, which include investments in CMBS, U.S. Agency securities, corporate bonds, equity securities and U.S. Treasury securities. The real estate segment includes net leased properties, office buildings, student housing portfolios, hotels, industrial buildings, a shopping center and condominium units. Corporate/other includes certain of the Company's investments in ventures, other asset management activities and operating expenses.

The Company evaluates performance based on the following financial measures for each segment ($ in thousands):

Year ended December 31, 2022	Loans	Securities	Real Estate (1)	Corporate/Other(2)	Company Total
Interest income	$ 269,629	$ 20,659	$ 6	$ 3,226	$ 293,520
Interest expense	(68,158)	(4,620)	(36,683)	(86,141)	(195,602)
Net interest income (expense)	201,471	16,039	(36,677)	(82,915)	97,918
(Provision for) release of loan loss reserves	(3,711)	—	—	—	(3,711)
Net interest income (expense) after provision for (release of) loan reserves	197,760	16,039	(36,677)	(82,915)	94,207
Real estate operating income	—	—	108,269	—	108,269
Sale of loans, net	(2,511)	—	—	—	(2,511)
Realized gain (loss) on securities	—	(73)	—	—	(73)
Unrealized gain (loss) on equity securities	—	(41)	—	—	(41)
Unrealized gain (loss) on Agency interest-only securities	—	(45)	—	—	(45)
Realized gain on sale of real estate, net	—	—	115,998	—	115,998
Fee and other income	10,149	55	4,355	461	15,020
Net result from derivative transactions	6,755	3,972	1,633	—	12,360
Earnings (loss) from investment in unconsolidated ventures	—	—	1,410	—	1,410
Gain (loss) on extinguishment of debt	—	—	—	685	685
Total other income (loss)	14,393	3,868	231,665	1,146	251,072
Compensation and employee benefits	—	—	—	(75,836)	(75,836)
Operating expenses	—	—	—	(20,716)	(20,716)
Real estate operating expenses	—	—	(38,605)	—	(38,605)
Fee expense	(2,325)	(277)	(954)	(3,679)	(7,235)
Depreciation and amortization	—	—	(32,632)	(41)	(32,673)
Total costs and expenses	(2,325)	(277)	(72,191)	(100,272)	(175,065)
Income tax (expense) benefit	—	—	—	(4,909)	(4,909)
Segment profit (loss)	$ 209,828	$ 19,630	$ 122,797	$ (186,950)	$ 165,305
Total assets as of December 31, 2022	$ 3,892,382	$ 587,519	$ 706,355	$ 764,917	$ 5,951,173

153

Year ended December 31, 2021	Loans	Securities	Real Estate (1)	Corporate/Other(2)	Company Total
Interest income	$ 162,349	$ 13,101	$ 1	$ 648	$ 176,099
Interest expense	(53,414)	(2,403)	(36,075)	(91,057)	(182,949)
Net interest income (expense)	108,935	10,698	(36,074)	(90,409)	(6,850)
(Provision for) release of loan loss reserves	8,713		—	—	8,713
Net interest income (expense) after provision for (release of) loan reserves	117,648	10,698	(36,074)	(90,409)	1,863
Real estate operating income	—	—	101,564	—	101,564
Sale of loans, net	8,398	—	—	—	8,398
Realized gain (loss) on securities	—	1,594	—	—	1,594
Unrealized gain (loss) on Agency interest-only securities	—	(91)	—	—	(91)
Realized gain on sale of real estate, net	—	—	55,766	—	55,766
Fee and other income	10,507	—	50	633	11,190
Net result from derivative transactions	507	1,250	(8)	—	1,749
Earnings (loss) from investment in unconsolidated ventures	335	—	1,244	—	1,579
Total other income (loss)	19,747	2,753	158,616	633	181,749
Compensation and employee benefits	—	—	—	(38,347)	(38,347)
Operating expenses(3)	127	—	—	(17,799)	(17,672)
Real estate operating expenses	—	—	(26,161)	—	(26,161)
Fee expense	(2,341)	(217)	(849)	(2,403)	(5,810)
Depreciation and amortization	—	—	(37,702)	(99)	(37,801)
Total costs and expenses	(2,214)	(217)	(64,712)	(58,648)	(125,791)
Income tax (expense) benefit	—	—	—	(928)	(928)
Segment profit (loss)	$ 135,181	$ 13,234	$ 57,830	$ (149,352)	$ 56,893
Total assets as of December 31, 2021	$ 3,521,986	$ 703,280	$ 914,027	$ 711,959	$ 5,851,252

Year ended December 31, 2020	Loans	Securities	Real Estate (1)	Corporate/Other(2)	Company Total
Interest income	$ 205,640	$ 32,904	$ 13	$ 1,292	$ 239,849
Interest expense	(48,084)	(21,554)	(39,396)	(118,440)	(227,474)
Net interest income (expense)	157,556	11,349	(39,383)	(117,148)	12,375
(Provision for) release of loan loss reserves	(18,277)	2	—	—	(18,275)
Net interest income (expense) after provision for (release of) loan reserves	139,279	11,351	(39,383)	(117,148)	(5,900)
Real estate operating income	—	—	100,248	—	100,248
Sale of loans, net	(1,571)	—	—	—	(1,571)
Realized gain (loss) on securities	—	(12,410)	—	—	(12,410)
Unrealized gain (loss) on equity securities	—	(132)	—	—	(132)
Unrealized gain (loss) on Agency interest-only securities	—	263	—	—	263
Realized gain on sale of real estate, net	—	—	32,102	—	32,102
Fee and other income	9,142	403	25	3,084	12,654
Net result from derivative transactions	(11,264)	(4,006)	—	—	(15,270)
Earnings (loss) from investment in unconsolidated ventures	—	—	1,821	—	1,821
Gain (loss) on extinguishment of debt	—	—	—	22,250	22,250
Total other income (loss)	(3,693)	(15,882)	134,196	25,334	139,955
Compensation and employee benefits	—	—	—	(58,101)	(58,101)
Operating expenses(3)	3	—	—	(20,297)	(20,294)
Real estate operating expenses	—	—	(28,584)	—	(28,584)
Fee expense	(6,124)	(236)	(884)	—	(7,244)
Depreciation and amortization	—	—	(38,980)	(99)	(39,079)
Total costs and expenses	(6,121)	(236)	(68,448)	(78,497)	(153,302)
Income tax (expense) benefit	—	—	—	9,789	9,789
Segment profit (loss)	$ 129,465	$ (4,767)	$ 26,365	$ (160,523)	$ (9,458)
Total assets as of December 31, 2020	$ 2,343,070	$ 1,058,298	$ 1,031,557	$ 1,448,304	$ 5,881,229

(1) Includes the Company's investment in unconsolidated ventures that held real estate of $6.2 million, $23.2 million and $46.3 million as of December 31, 2022, 2021 and 2020, respectively.

(2) Corporate/Other represents all corporate level and unallocated items including any intercompany eliminations necessary to reconcile to consolidated Company totals. This segment also includes the Company's investment in unconsolidated ventures and strategic investments that are not related to the other reportable segments above, including the Company's investment in FHLB stock of $9.6 million as of December 31, 2022, $11.8 million as of December 31, 2021 and $31.0 million as of December 31, 2020 and the Company's senior unsecured notes of $1.6 billion and $1.6 billion at December 31, 2022 and December 31, 2021, respectively.

20. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance date of the financial statements and determined that no additional disclosure is necessary.

Schedule III-Real Estate and Accumulated Depreciation
Ladder Capital Corp
December 31, 2022
($ in thousands)

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Real Estate:													
Retail Property in Newburgh, IN	$ 861	$ 126	$ 954	$ 178	$ —	$ 126	$ 954	$ 178	$ 1,258	$ (68)	10/13/20	2020	45 years
Retail Property in Newburgh, IN	919	213	873	220	—	213	873	220	1,306	(89)	03/16/20	2020	45 years
Retail Property in Isanti, MN	1,006	249	894	297	—	249	894	297	1,440	(84)	03/16/20	2020	55 years
Retail Property in Little Falls, MN	861	199	783	249	—	199	783	249	1,231	(78)	03/10/20	2020	55 years
Retail Property in Waterloo, IA	866	130	896	214	—	130	896	214	1,240	(91)	01/30/20	2019	45 years
Retail Property in Sioux City, IA	924	220	876	222	—	220	876	222	1,318	(93)	01/30/20	2019	45 years
Retail Property in Wardsville, MO	982	257	919	202	—	257	919	202	1,378	(102)	11/22/19	2019	40 years
Retail Property in Kincheloe, MI	888	58	939	229	—	58	939	229	1,226	(102)	11/22/19	2019	45 years
Retail Property in Clinton, IN	1,038	269	954	204	—	269	954	204	1,427	(97)	11/22/19	2019	44 years
Retail Property in Saginaw, MI	954	96	1,014	210	—	96	1,014	210	1,320	(115)	10/04/19	2019	45 years
Retail Property in Rolla, MO	940	110	1,011	188	—	110	1,011	188	1,309	(116)	10/04/19	2019	40 years
Retail Property in Sullivan, IL	1,176	340	981	257	—	340	981	257	1,578	(105)	09/13/19	2019	50 years
Retail Property in Becker, MN	938	136	922	188	—	136	922	188	1,246	(96)	09/13/19	2019	55 years
Retail Property in Adrian, MO	859	136	884	191	—	136	884	191	1,211	(100)	09/13/19	2019	45 years
Retail Property in Chillicothe, IL	1,026	227	1,047	245	—	227	1,047	245	1,519	(115)	09/05/19	2019	50 years
Retail Property in Poseyville, IN	869	160	947	194	—	160	947	194	1,301	(107)	08/13/19	2019	44 years
Retail Property in Dexter, MO	876	141	890	177	—	141	890	177	1,208	(105)	07/09/19	2019	40 years
Retail Property in Hubbard Lake, MI	916	40	1,017	203	—	40	1,017	203	1,260	(122)	07/09/19	2019	40 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Fayette, MO	1,087	107	1,168	219	—	107	1,168	219	1,494	(140)	06/26/19	2019	40 years
Retail Property in Centralia, IL	945	200	913	193	—	200	913	193	1,306	(125)	04/25/19	2019	40 years
Retail Property in Trenton, MO	888	396	628	202	—	396	628	202	1,226	(127)	02/26/19	2019	30 years
Retail Property in Houghton Lake, MI	957	124	939	241	—	124	939	241	1,304	(133)	02/26/19	2018	40 years
Retail Property in Pelican Rapids, MN	911	78	1,016	169	—	78	1,016	169	1,263	(178)	12/26/18	2018	30 years
Retail Property in Carthage, MO	840	225	766	176	—	225	766	176	1,167	(117)	12/26/18	2018	40 years
Retail Property in Bolivar, MO	889	186	876	182	—	186	876	182	1,244	(129)	12/26/18	2018	40 years
Retail Property in Pinconning, MI	944	167	905	221	—	167	905	221	1,293	(121)	12/06/18	2018	45 years
Retail Property in New Hampton, IA	1,009	177	1,111	187	—	177	1,111	187	1,475	(180)	11/30/18	2018	35 years
Retail Property in Ogden, IA	856	107	931	153	—	107	931	153	1,191	(160)	10/03/18	2018	35 years
Retail Property in Wonder Lake, IL	938	221	888	214	—	221	888	214	1,323	(164)	04/12/18	2017	39 years
Retail Property in Moscow Mills, MO	987	161	945	203	—	161	945	203	1,309	(159)	04/12/18	2018	45 years
Retail Property in Foley, MN	883	238	823	172	—	238	823	172	1,233	(167)	04/12/18	2018	35 years
Retail Property in Kirbyville, MO	869	98	965	155	—	98	965	155	1,218	(160)	04/02/18	2018	40 years
Retail Property in Gladwin, MI	883	88	951	203	—	88	951	203	1,242	(150)	04/02/18	2017	45 years
Retail Property in Rockford, MN	890	187	850	207	—	187	850	207	1,244	(219)	12/08/17	2017	30 years
Retail Property in Winterset, IA	938	272	830	200	—	272	830	200	1,302	(173)	12/08/17	2017	35 years
Retail Property in Kawkawlin, MI	921	242	871	179	—	242	871	179	1,292	(200)	10/05/17	2017	30 years
Retail Property in Aroma Park, IL	948	223	869	164	—	223	869	164	1,256	(168)	10/05/17	2017	35 years
Retail Property in East Peoria, IL	1,017	233	998	161	—	233	998	161	1,392	(189)	10/05/17	2017	40 years
Retail Property in Milford, IA	984	254	883	217	—	254	883	217	1,354	(178)	09/08/17	2017	40 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Jefferson City, MO	941	164	966	205	—	164	966	205	1,335	(192)	06/02/17	2016	40 years
Retail Property in Denver, IA	896	198	840	191	—	198	840	191	1,229	(187)	05/31/17	2017	35 years
Retail Property in Port O'Connor, TX	946	167	937	200	—	167	937	200	1,304	(209)	05/25/17	2017	35 years
Retail Property in Wabasha, MN	961	237	912	214	—	237	912	214	1,363	(222)	05/25/17	2016	35 years
Office in Jacksonville, FL	82,843	13,290	106,601	21,362	8,024	13,290	114,625	21,362	149,277	(26,863)	05/23/17	1989	36 years
Retail Property in Shelbyville, IL	860	189	849	199	—	189	849	199	1,237	(180)	05/23/17	2016	40 years
Retail Property in Jesup, IA	881	119	890	191	—	119	890	191	1,200	(197)	05/05/17	2017	35 years
Retail Property in Hanna City, IL	862	174	925	132	—	174	925	132	1,231	(195)	04/11/17	2016	39 years
Retail Property in Ridgedale, MO	989	250	928	187	—	250	928	187	1,365	(197)	03/09/17	2016	40 years
Retail Property in Peoria, IL	901	209	933	133	—	209	933	133	1,275	(208)	02/06/17	2016	35 years
Retail Property in Carmi, IL	1,096	286	916	239	—	286	916	239	1,441	(200)	02/03/17	2016	40 years
Retail Property in Springfield, IL	998	391	784	227	—	393	789	224	1,406	(183)	11/16/16	2016	40 years
Retail Property in Fayetteville, NC	4,865	1,379	3,121	2,472	—	1,379	3,121	2,471	6,971	(1,459)	11/15/16	2008	37 years
Retail Property in Dryden Township, MI	908	178	893	201	—	178	899	202	1,279	(197)	10/26/16	2016	40 years
Retail Property in Lamar, MO	898	164	903	171	—	164	903	171	1,238	(203)	07/22/16	2016	40 years
Retail Property in Union, MO	941	267	867	207	—	267	867	207	1,341	(217)	07/01/16	2016	40 years
Retail Property in Pawnee, IL	941	249	775	206	—	249	775	206	1,230	(197)	07/01/16	2016	40 years
Retail Property in Linn, MO	856	89	920	183	—	89	920	183	1,192	(211)	06/30/16	2016	40 years
Retail Property in Cape Girardeau, MO	1,032	453	702	217	—	453	702	217	1,372	(185)	06/30/16	2016	40 years
Retail Property in Decatur-Pershing, IL	1,046	395	924	155	—	395	924	155	1,474	(211)	06/30/16	2016	40 years
Retail Property in Rantoul, IL	920	100	1,023	178	—	100	1,023	178	1,301	(219)	06/21/16	2016	40 years

| Description | Encumbrances | Initial Cost to Company | | | Costs Capitalized Subsequent to Acquisition | Gross Amount at which Carried at Close of Period | | | | Accumulated Depreciation and Amortization | Date Acquired | Year Built | Life on which Depreciation in Latest Statement of Income is Computed |
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Flora Vista, NM	997	272	864	198	—	272	864	198	1,334	(259)	06/06/16	2016	35 years
Retail Property in Mountain Grove, MO	977	163	1,026	212	—	163	1,026	212	1,401	(242)	06/03/16	2016	40 years
Retail Property in Decatur-Sunnyside, IL	954	182	954	139	—	182	954	139	1,275	(215)	06/03/16	2016	40 years
Retail Property in Champaign, IL	1,012	365	915	149	—	365	915	149	1,429	(201)	06/03/16	2016	40 years
Retail Property in San Antonio, TX	895	252	703	196	—	251	702	196	1,149	(205)	05/06/16	2015	35 years
Retail Property in Borger, TX	790	68	800	181	—	68	800	181	1,049	(204)	05/06/16	2016	40 years
Retail Property in Dimmitt, TX	1,063	86	1,077	236	—	85	1,074	236	1,395	(264)	04/26/16	2016	40 years
Retail Property in St. Charles, MN	969	200	843	226	—	200	843	226	1,269	(262)	04/26/16	2016	30 years
Retail Property in Philo, IL	932	160	889	189	—	160	889	189	1,238	(201)	04/26/16	2016	40 years
Retail Property in Radford, VA	1,126	411	896	256	—	411	896	256	1,563	(292)	12/23/15	2015	40 years
Retail Property in Rural Retreat, VA	1,017	328	811	260	—	328	811	260	1,399	(254)	12/23/15	2015	40 years
Retail Property in Albion, PA	1,103	100	1,033	392	—	100	1,033	392	1,525	(430)	12/23/15	2015	50 years
Retail Property in Mount Vernon, AL	925	187	876	174	—	187	876	174	1,237	(245)	12/23/15	2015	44 years
Retail Property in Malone, NY	1,077	183	1,154	—	166	183	1,320	—	1,503	(262)	12/16/15	2015	39 years
Retail Property in Mercedes, TX	830	257	874	132	—	257	874	132	1,263	(203)	12/16/15	2015	45 years
Retail Property in Gordonville, MO	770	247	787	173	—	247	787	173	1,207	(206)	11/10/15	2015	40 years
Retail Property in Rice, MN	815	200	859	184	—	200	859	184	1,243	(299)	10/28/15	2015	30 years
Retail Property in Bixby, OK	7,937	2,609	7,776	1,765	—	2,609	7,776	1,765	12,150	(2,084)	10/27/15	2012	37 years
Retail Property in Farmington, IL	893	96	1,161	150	—	96	1,161	150	1,407	(266)	10/23/15	2015	40 years
Retail Property in Grove, OK	3,617	402	4,364	817	—	402	4,364	817	5,583	(1,226)	10/20/15	2012	37 years
Retail Property in Jenks, OK	8,780	2,617	8,694	2,107	—	2,617	8,694	2,107	13,418	(2,469)	10/19/15	2009	38 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Bloomington, IL	815	173	984	138	—	173	984	138	1,295	(239)	10/14/15	2015	40 years
Retail Property in Montrose, MN	774	149	876	169	—	149	876	169	1,194	(301)	10/14/15	2015	30 years
Retail Property in Lincoln County , MO	737	149	800	188	—	149	800	188	1,137	(210)	10/14/15	2015	40 years
Retail Property in Wilmington, IL	900	161	1,078	160	—	161	1,078	160	1,399	(260)	10/07/15	2015	40 years
Retail Property in Danville, IL	737	158	870	132	—	158	870	132	1,160	(199)	10/07/15	2015	40 years
Retail Property in Moultrie, GA	930	170	962	173	—	170	962	173	1,305	(322)	09/22/15	2014	44 years
Retail Property in Rose Hill, NC	1,000	245	972	203	—	245	972	203	1,420	(312)	09/22/15	2014	44 years
Retail Property in Rockingham, NC	821	73	922	163	—	73	922	163	1,158	(279)	09/22/15	2014	44 years
Retail Property in Biscoe, NC	859	147	905	164	—	147	905	164	1,216	(284)	09/22/15	2014	44 years
Retail Property in De Soto, IA	704	139	796	176	—	139	796	176	1,111	(225)	09/08/15	2015	35 years
Retail Property in Kerrville, TX	768	186	849	200	—	186	849	200	1,235	(281)	08/28/15	2015	35 years
Retail Property in Floresville, TX	814	268	828	216	—	268	828	216	1,312	(285)	08/28/15	2015	35 years
Retail Property in Minot, ND	4,694	1,856	4,472	618	—	1,856	4,472	618	6,946	(1,115)	08/19/15	2012	38 years
Retail Property in Lebanon, MI	820	359	724	178	—	359	724	178	1,261	(199)	08/14/15	2015	40 years
Retail Property in Effingham County, IL	820	273	774	205	—	273	774	205	1,252	(231)	08/10/15	2015	40 years
Retail Property in Ponce, Puerto Rico	6,516	1,365	6,662	1,318	—	1,365	6,662	1,318	9,345	(1,690)	08/03/15	2012	37 years
Retail Property in Tremont, IL	784	164	860	168	—	164	860	168	1,192	(246)	06/25/15	2015	35 years
Retail Property in Pleasanton, TX	859	311	850	216	—	311	850	216	1,377	(285)	06/24/15	2015	35 years
Retail Property in Peoria, IL	849	180	934	179	—	180	934	179	1,293	(267)	06/24/15	2015	35 years
Retail Property in Bridgeport, IL	816	192	874	175	—	192	874	175	1,241	(249)	06/24/15	2015	35 years
Retail Property in Warren, MN	696	108	825	157	—	108	825	157	1,090	(285)	06/24/15	2015	30 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Canyon Lake, TX	901	291	932	220	—	291	932	220	1,443	(297)	06/18/15	2015	35 years
Retail Property in Wheeler, TX	712	53	887	188	—	53	887	188	1,128	(282)	06/18/15	2015	35 years
Retail Property in Aurora, MN	625	126	709	157	—	126	709	157	992	(202)	06/18/15	2015	40 years
Retail Property in Red Oak, IA	779	190	839	179	—	190	839	179	1,208	(293)	05/07/15	2014	35 years
Retail Property in Zapata, TX	747	62	998	145	—	62	998	145	1,205	(364)	05/07/15	2015	35 years
Retail Property in St. Francis, MN	734	105	911	163	—	105	911	163	1,179	(354)	03/26/15	2014	35 years
Retail Property in Yorktown, TX	786	97	1,005	199	—	97	1,005	199	1,301	(383)	03/25/15	2015	35 years
Retail Property in Battle Lake, MN	721	136	875	157	—	136	875	157	1,168	(369)	03/25/15	2014	30 years
Retail Property in Paynesville, MN	805	246	816	192	—	246	816	192	1,254	(307)	03/05/15	2015	40 years
Retail Property in Wheaton, MO	641	73	800	97	—	73	800	97	970	(260)	03/05/15	2015	40 years
Retail Property in Rotterdam, NY	8,978	2,530	7,924	2,165	—	2,530	7,924	2,165	12,619	(4,970)	03/03/15	1996	20 years
Retail Property in Hilliard, OH	4,510	654	4,870	860	—	654	4,870	860	6,384	(1,419)	03/02/15	2007	41 years
Retail Property in Niles, OH	3,664	437	4,084	680	—	437	4,084	680	5,201	(1,181)	03/02/15	2007	41 years
Retail Property in Youngstown, OH	3,804	380	4,363	658	—	380	4,363	658	5,401	(1,289)	02/20/15	2005	40 years
Retail Property in Iberia, MO	883	130	1,033	165	—	130	1,033	165	1,328	(343)	01/23/15	2015	39 years
Retail Property in Pine Island, MN	759	112	845	185	—	112	845	185	1,142	(330)	01/23/15	2014	40 years
Retail Property in Isle, MN	714	120	787	171	—	120	787	171	1,078	(319)	01/23/15	2014	40 years
Retail Property in Jacksonville, NC	5,601	1,863	5,749	1,020	—	1,863	5,749	1,020	8,632	(1,810)	01/22/15	2014	44 years
Retail Property in Evansville, IN	6,338	1,788	6,348	864	—	1,788	6,348	864	9,000	(2,111)	11/26/14	2014	35 years
Retail Property in Woodland Park, CO	2,776	668	2,681	620	—	668	2,681	620	3,969	(1,126)	11/14/14	2014	35 years
Retail Property in Springfield, MO	8,237	3,658	6,296	1,870	—	3,658	6,296	1,870	11,824	(2,526)	11/04/14	2011	37 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Cedar Rapids, IA	7,729	1,569	7,553	1,878	—	1,569	7,553	1,878	11,000	(3,260)	11/04/14	2012	30 years
Retail Property in Fairfield, IA	7,518	1,132	7,779	1,800	—	1,132	7,779	1,800	10,711	(2,818)	11/04/14	2011	37 years
Retail Property in Owatonna, MN	7,019	1,398	7,125	1,564	—	1,398	7,125	1,564	10,087	(2,699)	11/04/14	2010	36 years
Retail Property in Muscatine, IA	5,034	1,060	6,636	1,307	—	1,060	6,636	1,307	9,003	(2,680)	11/04/14	2013	29 years
Retail Property in Sheldon, IA	3,027	633	3,053	708	—	633	3,053	708	4,394	(1,153)	11/04/14	2011	37 years
Retail Property in Memphis, TN	3,882	1,986	2,800	803	—	1,986	2,800	803	5,589	(2,168)	10/24/14	1962	15 years
Retail Property in Bennett, CO	2,471	470	2,503	563	—	470	2,503	563	3,536	(1,077)	10/02/14	2014	34 years
Retail Property in O'Fallon, IL	5,674	2,488	5,388	1,064	—	2,488	5,388	1,064	8,940	(4,099)	08/08/14	1984	15 years
Retail Property in El Centro, CA	2,977	569	3,133	575	—	569	3,133	575	4,277	(1,030)	08/08/14	2014	50 years
Retail Property in Durant, OK	3,250	594	3,900	498	—	594	3,900	498	4,992	(1,299)	01/28/13	2007	40 years
Retail Property in Gallatin, TN	3,322	1,725	2,616	721	—	1,725	2,616	721	5,062	(1,159)	12/28/12	2007	40 years
Retail Property in Mt. Airy, NC	2,950	729	3,353	621	—	729	3,353	621	4,703	(1,307)	12/27/12	2007	39 years
Retail Property in Aiken, SC	3,885	1,588	3,480	858	—	1,588	3,480	858	5,926	(1,411)	12/21/12	2008	41 years
Retail Property in Johnson City, TN	3,453	917	3,607	739	—	917	3,607	739	5,263	(1,422)	12/21/12	2007	40 years
Retail Property in Palmview, TX	4,466	938	4,837	1,044	—	938	4,837	1,044	6,819	(1,629)	12/19/12	2012	44 years
Retail Property in Ooltewah, TN	3,740	903	3,957	843	—	903	3,957	841	5,701	(1,517)	12/18/12	2008	41 years
Retail Property in Abingdon, VA	3,003	682	3,733	666	—	682	3,733	666	5,081	(1,450)	12/18/12	2006	41 years
Retail Property in Vineland, NJ	—	1,482	17,742	3,282	—	1,482	17,742	3,282	22,506	(8,781)	09/21/12	2003	30 years
Retail Property in Saratoga Springs, NY	—	748	13,936	5,538	—	748	13,936	5,538	20,222	(8,251)	09/21/12	1994	27 years
Retail Property in Waldorf, MD	—	4,933	11,684	2,882	—	4,933	11,684	2,882	19,499	(6,978)	09/21/12	1999	25 years
Retail Property in Mooresville, NC	—	2,615	12,462	2,566	—	2,615	12,462	2,566	17,643	(7,395)	09/21/12	2000	24 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in DeLeon Springs, FL	—	239	782	221	—	239	782	221	1,242	(512)	08/13/12	2011	35 years
Retail Property in Orange City, FL	—	229	853	235	—	229	853	235	1,317	(530)	05/23/12	2011	35 years
Retail Property in Satsuma, FL	—	79	821	192	—	79	821	192	1,092	(510)	04/19/12	2011	35 years
Retail Property in Greenwood, AR	—	1,038	3,415	694	—	1,038	3,415	694	5,147	(1,387)	04/12/12	2009	43 years
Retail Property in Millbrook, AL	—	970	5,972	—	—	970	5,972	—	6,942	(2,024)	03/28/12	2008	32 years
Retail Property in Spartanburg, SC	3,341	828	2,567	772	—	828	2,567	772	4,167	(1,372)	01/14/11	2007	42 years
Retail Property in Tupelo, MS	4,516	1,120	3,070	939	—	1,120	3,070	939	5,129	(1,560)	08/13/10	2007	47 years
Retail Property in Lilburn, GA	—	1,090	3,673	1,028	—	1,090	3,673	1,028	5,791	(1,802)	08/12/10	2007	47 years
Retail Property in Douglasville, GA	4,719	1,717	2,705	987	—	1,717	2,705	987	5,409	(1,427)	08/12/10	2008	48 years
Retail Property in Elkton, MD	4,369	963	3,049	860	—	963	3,049	860	4,872	(1,508)	07/27/10	2008	49 years

Description	Encumbrances	Initial Cost to Company			Costs Capitalized Subsequent to Acquisition	Gross Amount at which Carried at Close of Period				Accumulated Depreciation and Amortization	Date Acquired	Year Built	Life on which Depreciation in Latest Statement of Income is Computed
		Land	Building	Intangibles		Land	Building	Intangibles	Total				
Retail Property in Lexington, SC	4,110	1,644	2,219	869	—	1,644	2,219	869	4,732	(1,282)	06/28/10	2009	48 years
Total Net Lease	**$ 354,426**	**$ 95,045**	**$441,864**	**$ 97,060**	**$ 8,190**	**$ 95,045**	**$450,061**	**$ 97,055**	**$ 642,161**	**$ (153,339)**			
Hotel in Schaumburg, IL	$ —	$ 8,029	$ 29,971	$ —	$ 569	$ 8,029	$ 30,541	$ —	$ 38,570	$ (2,886)	12/17/21	1983	25 years
Office in Houston, TX	—	826	6,322	2,380	—	826	6,323	2,380	9,529	(261)	11/01/22	1983	28 years
Hotel in San Diego, CA	31,752	7,469	34,781	—	1,622	7,469	36,403	—	43,872	(7,038)	12/17/19	1970	23 years
Hotel in Omaha, NE	—	2,963	15,237	—	1,100	2,963	16,337	—	19,300	(3,192)	02/27/19	1969	35 years
Apartments in Isla Vista, CA	88,117	36,274	47,694	1,118	1,703	36,274	49,397	1,118	86,789	(7,118)	05/01/18	2009	42 years
Office in Crum Lynne, PA	6,017	1,403	7,518	1,666	—	1,403	7,518	1,666	10,587	(1,599)	09/29/17	1999	35 years
Retail in New York, NY	—	2,434	5,482	—	—	2,434	5,482	—	7,916	(174)	02/11/22	2019	28 years
Office in Peoria, IL	—	940	439	1,508	1,020	1,174	1,460	1,508	4,142	(1,171)	10/21/16	1926	15 years
Shopping Center in Carmel, NY	—	2,041	3,632	1,033	—	2,041	4,238	1,033	7,312	(2,063)	10/14/15	1985	20 years
Office in Oakland County, MI	17,674	1,147	7,707	9,932	10,195	1,144	17,895	9,927	28,966	(20,167)	02/01/13	1989	35 years
	$ 143,560	$ 63,526	$158,783	$ 17,637	$ 16,209	$ 63,757	$175,594	$ 17,632	$ 256,983	$ (45,669)			
Total Real Estate	**$ 497,986**	**$158,571**	**$600,647**	**$ 114,697**	**$ 24,399**	**$158,802**	**$625,655**	**$ 114,687**	**$ 899,144** (1)	**$ (199,008)**			

(1) The aggregate cost for U.S. federal income tax purposes is $0.8 billion at December 31, 2022.

Reconciliation of Real Estate:

The following table reconciles real estate from December 31, 2021 to December 31, 2022 $ in thousands):

	Total Real Estate
Balance at December 31, 2021	$ 1,127,495
Acquisitions	—
Acquisitions through foreclosures	24,965
Improvements	6,949
Dispositions and write-offs	(260,265)
Balance at December 31, 2022	**$ 899,144**

The following table reconciles real estate from December 31, 2020 to December 31, 2021 $ in thousands):

	Total Real Estate
Balance at December 31, 2020	$ 1,216,229
Acquisitions	20,452
Acquisitions through foreclosures	81,750
Improvements	4,871
Dispositions and write-offs	(195,807)
Balance at December 31, 2021	**$ 1,127,495**

The following table reconciles real estate from December 31, 2019 to December 31, 2020 ($ in thousands):

	Total Real Estate
Balance at December 31, 2019	$ 1,254,163
Acquisitions	7,793
Acquisitions through foreclosures	29,310
Improvements	6,101
Dispositions and write-offs	(81,138)
Balance at December 31, 2020	**$ 1,216,229**

Reconciliation of Accumulated Depreciation and Amortization Expense:

The following table reconciles accumulated depreciation and amortization from December 31, 2021 to December 31, 2022 ($ in thousands):

	Total Real Estate
Balance at December 31, 2021	$ 236,622
Depreciation and amortization expense	32,937
Dispositions/write-offs	(70,551)
Balance at December 31, 2022	**$ 199,008**

The following table reconciles accumulated depreciation and amortization from December 31, 2020 to December 31, 2021 ($ in thousands):

	Total Real Estate
Balance at December 31, 2020	$ 230,925
Depreciation and amortization expense	38,069
Dispositions/write-offs	(32,372)
Balance at December 31, 2021	**$ 236,622**

The following table reconciles accumulated depreciation and amortization from December 31, 2019 to December 31, 2020 ($ in thousands):

	Total Real Estate
Balance at December 31, 2019	$ 206,082
Depreciation and amortization expense	39,346
Dispositions/write-offs	(14,503)
Balance at December 31, 2020	**$ 230,925**

Schedule IV-Mortgage Loans on Real Estate
Ladder Capital Corp
December 31, 2022
($ in thousands)

Type of Loan	Underlying Property Type	Interest Rates (1)	Effective Maturity Dates	Periodic Payment Terms (2)	Prior Liens	Face amount of Mortgages	Carrying Amount of Mortgages		Principal Amount of Mortgages Subject to Delinquent Principal or Interest (3)
First Mortgages individually >3%									
First Mortgage	Office, Mixed	7.75% - 8.30%	2023 - 2024	IO	$ —	$ 373,468	$ 371,489		$ —
First Mortgages individually <3%									
First Mortgage	Mixed, Office, Multi-Family, Industrial, Hotel, Mobile Home Park, Retail, Land	4.25% - 13.40%	2023 - 2032	IO, P&I	—	3,499,228	3,475,762		56,509
Total First Mortgages					—	3,872,696	3,847,251		56,509
Subordinated Mortgages individually <3%									
Subordinate Mortgage	Multi-Family, Hotel, Office	9.00% - 12.00%	2023 - 2027	IO	564,472	65,950	65,886		—
Total Subordinated Mortgages					564,472	65,950	65,886		—
Total Mortgages					564,472	3,938,646	3,913,137		56,509
Allowance for credit losses					N/A	N/A	(20,755)	(4)	N/A
Total Mortgages after Allowance for Credit Losses					**$ 564,472**	**$ 3,938,646**	**$ 3,892,382**	(5)(6)	**$ 56,509**

(1) Interest rates as of December 31, 2022.
(2) IO = Interest only. P&I = Principal and interest.
(3) Represents principal amount of loans on non-accrual status. The carrying value of loans on non-accrual status was $53.8 million as of December 31, 2022. Refer to Allowance for Credit Losses and Non-Accrual Status in Note 3, Mortgage Loan Receivables, to the consolidated financial statements for further disclosure.
(4) Refer to Note 3, Mortgage Loan Receivables for further detail.
(5) The aggregate cost for U.S. federal income tax purposes is $3.8 billion.
(6) Includes $27.4 million of mortgage loans held for sale as of December 31, 2022.

Reconciliation of mortgage loans on real estate:

The following tables reconcile mortgage loans on real estate from December 31, 2019 to December 31, 2022 ($ in thousands):

| | Mortgage loan receivables held for investment, net, at amortized cost: | | Mortgage loan receivables held for sale | Total Mortgage loan receivables |
	Mortgage loans receivable	Allowance for credit losses		
Balance December 31, 2021	$ 3,553,737	$ (31,752)	$ —	$ 3,521,985
Origination of mortgage loan receivables	1,234,765	—	61,318	1,296,083
Purchases of mortgage loan receivables	—	—	—	—
Repayment of mortgage loan receivables	(901,082)	—	(68)	(901,150)
Proceeds from sales of mortgage loan receivables	—	—	(29,151)	(29,151)
Non-cash disposition of loan via foreclosure	(10,235)	—	—	(10,235)
Realized gain on sale of mortgage loan receivables	2,197	—	(4,708)	(2,511)
Accretion/amortization of discount, premium and other fees	20,759	—	—	20,759
Charge offs	(14,395)	14,395	—	—
Release of provision for current expected credit loss, net	—	(3,398)	—	(3,398)
Balance December 31, 2022	$ 3,885,746	$ (20,755)	$ 27,391	$ 3,892,382

(1) Refer to Note 5 Real Estate and Related Lease Intangibles, Net for further detail on foreclosure of real estate.

| | Mortgage loan receivables held for investment, net, at amortized cost: | | Mortgage loan receivables held | Total Mortgage loan receivables |
	Mortgage loans receivable	Allowance for credit losses		
Balance December 31, 2020	$ 2,354,059	$ (41,507)	$ 30,518	$ 2,343,070
Origination of mortgage loan receivables	2,309,888	—	220,359	2,530,247
Repayment of mortgage loan receivables	(1,059,796)	—	(183)	(1,059,979)
Proceeds from sales of mortgage loan receivables	(46,557)	—	(259,092)	(305,649)
Non-cash disposition of loan via foreclosure	(81,289)	—	—	(81,289)
Realized gain on sale of mortgage loan receivables	—	—	8,398	8,398
Accretion/amortization of discount, premium and other fees	13,832	—	—	13,832
Release of asset-specific loan loss provision via foreclosure(1)	—	1,150	—	1,150
Release of provision for current expected credit loss, net	—	8,605	—	8,605
Balance December 31, 2021	$ 3,553,737	$ (31,752)	$ —	$ 3,521,985

(1) Refer to Note 5 Real Estate and Related Lease Intangibles, Net for further detail on foreclosure of real estate.

	Mortgage loan receivables held for investment, net, at amortized cost:			
	Mortgage loans receivable	Allowance for credit losses	Mortgage loan receivables held	Total Mortgage loan receivables
Balance December 31, 2019	$ 3,257,036	$ (20,500)	$ 122,325	$ 3,358,861
Origination of mortgage loan receivables	353,661	—	212,845	566,506
Repayment of mortgage loan receivables	(960,832)	—	(404)	(961,236)
Proceeds from sales of mortgage loan receivables	(270,491)	—	(312,273)	(582,764)
Non-cash disposition of loan via foreclosure	(31,249)	—	—	(31,249)
Realized gain on sale of mortgage loan receivables	(9,596)	—	8,025	(1,571)
Accretion/amortization of discount, premium and other fees	15,530	—	—	15,530
Release of asset-specific loan loss provision via foreclosure(1)	—	2,500	—	2,500
Provision for current expected credit loss (implementation impact)(2)	—	(4,964)	—	(4,964)
Provision for current expected credit loss (impact to earnings)(2)	—	(18,543)	—	(18,543)
Balance December 31, 2020	$ 2,354,059	$ (41,507)	$ 30,518	$ 2,343,070

(1) Refer to Note 5 Real Estate and Related Lease Intangibles, Net for further detail on foreclosure of real estate.
(2) During the year ended December 31, 2020, the initial impact of the implementation of the CECL accounting standard as of January 1, 2020 is recorded against retained earnings. Subsequent remeasurement, including the period to date change for the year ended December 31, 2020, is accounted for as provision for current expected credit loss in the consolidated statements of income.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Attached as exhibits to this Annual Report are certifications of the Company's Chief Executive Officer and Chief Financial Officer, in accordance with Rule 13a-14 under the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and procedures evaluation referred to in the certifications. This section should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

The management of the Company established and maintains disclosure controls and procedures that are designed to ensure that information relating to the Company and its subsidiaries required to be disclosed in the reports that are filed or submitted under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

As of the end of the period covered by this report, our management conducted an evaluation (as required under Rules 13a-15(b) and 15d-15(b) under the Exchange Act), under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, the end of the period covered by this report, our disclosure controls and procedures are effective at the reasonable assurance level. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures to disclose material information otherwise required to be set forth in our periodic reports.

Internal Control Over Financial Reporting

(a) Management's annual report on internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rules 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company carried out an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2022, based on the *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included herein.

(b) Changes in internal control over financial reporting.

There have not been any changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 will be set forth in the Company's definitive proxy statement for its 2023 annual meeting of stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 will be set forth in the Company's definitive proxy statement for its annual 2023 meeting of stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item regarding security ownership of certain beneficial owners, directors and executive officers will be set forth in the Company's definitive proxy statement for its annual 2023 meeting of stockholders and is incorporated herein by reference.

The information required by this item regarding our equity compensation plans in incorporated by reference from Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 will be set forth in the Company's definitive proxy statement for its annual 2023 meeting of stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be set forth in the Company's definitive proxy statement for its annual 2023 meeting of stockholders and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed or incorporated by reference as part of this Annual Report:

(a)1. Consolidated Financial Statements

(a)2. Financial Statement Schedules

(a)3. Exhibits required to be filed by Item 601 of Regulation S-K

The exhibits listed on the exhibit index preceding the signature page are filed as part of, or hereby incorporated by reference into this Form 10-K.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
3.1	Second Amended and Restated Certificate of Incorporation of Ladder Capital Corp (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 2, 2015)
3.2	Amendment to Second Amended and Restated Certificate of Incorporation of Ladder Capital Corp (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on June 8, 2015)
3.3	Amended and Restated By-laws of Ladder Capital Corp (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 30, 2022)
4.1	Form of Certificate of Class A Common Stock (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
4.2	Amended and Restated Registration Rights Agreement, dated February 11, 2014 (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K filed on March 6, 2015)
4.3	Amendment No. 1 to the Amended and Restated Registration Rights Agreement, dated as of January 28, 2015 (incorporated by reference to Exhibit 4.3 to the Company's Form 10-K filed on March 6, 2015)
4.4	Indenture for the 2017 Notes, dated as of September 19, 2012, among Ladder Capital Finance Holdings LLLP, and Ladder Capital Finance Corporation as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the registration statement on Form S-4 (No. 353-188224) filed on April 30, 2013 by Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corp)
4.5	First Supplemental Indenture for the 2017 Notes, dated as of March 12, 2014, by and among certain subsidiaries of Ladder Capital Corp, as guarantors, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.9 to the Company's Form 10-K filed on March 6, 2015)
4.6	Second Supplemental Indenture for the 2017 Notes, dated as of March 28, 2014, by and among Ladder Capital Corp, as guarantor, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on April 3, 2014)
4.7	Third Supplemental Indenture for the 2017 Notes, dated as of December 31, 2014, by and among Lafayette Park JV Member LLC, Series REIT of Ladder Midco LLC, Series TRS of Ladder Midco LLC, Series REIT of Ladder Midco II LLC, Series TRS of Ladder Midco II LLC, Series REIT of Ladder Capital Finance Holdings LLLP, Series TRS of Ladder Capital Finance Holdings LLLP, LC TRS I LLC, LC TRS III LLC and Ladder Capital Insurance LLC, as guarantors, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed on January 5, 2015)
4.8	Indenture for the 2021 Notes, dated as of August 1, 2014, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 1, 2014)
4.9	First Supplemental Indenture for the 2021 Notes, dated as of December 31, 2014, by and among Lafayette Park JV Member LLC, Series REIT of Ladder Midco LLC, Series TRS of Ladder Midco LLC, Series REIT of Ladder Midco II LLC, Series TRS of Ladder Midco II LLC, Series REIT of Ladder Capital Finance Holdings LLLP, Series TRS of Ladder Capital Finance Holdings LLLP, LC TRS I LLC, LC TRS III LLC and Ladder Capital Insurance LLC, as guarantors, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on January 5, 2015)
4.10	Second Supplemental Indenture for the 2021 Notes, dated as of March 1, 2016, by and among Grand Rapids JV Member LLC, Pelham JV Member LLC, CanPac JV LLC, CanPac JV Member II Partner LLC, CanPac JV Member II LLC, as guarantors, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.10 to the Company's Form 10-K filed on February 24, 2017)
4.11	Fourth Supplemental Indenture for the 2017 Notes, dated as of March 1, 2016, by and among Grand Rapids JV Member LLC, Pelham JV Member LLC, CanPac JV LLC, CanPac JV Member II Partner LLC, CanPac JV Member II LLC, as guarantors, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.11 to the Company's Form 10-K filed on February 24, 2017)
4.12	Third Supplemental Indenture for the 2021 Notes, dated as of September 13, 2016, by and among Tuebor TRS IV LLC, as guarantor, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.12 to the Company's Form 10-K filed on February 24, 2017)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.13	Fifth Supplemental Indenture for the 2017 Notes, dated as of September 13, 2016, by and among Tuebor TRS IV LLC, as guarantor, Ladder Capital Finance Holdings LLLP and Ladder Capital Finance Corporation, as co-issuers, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.13 to the Company's Form 10-K filed on February 24, 2017)
4.14	Amendment No. 2 to the Amended and Restated Registration Rights Agreement dated as of December 1, 2016 (incorporated by reference to Exhibit 4.14 to the Company's Form 10-K filed on February 24, 2017)
4.15	Amendment No. 3 to the Amended and Restated Registration Rights Agreement dated as of February 15, 2017 (incorporated by reference to Exhibit 4.15 to the Company's Form 10-K filed on February 24, 2017)
4.16	Indenture for the 2022 Notes, dated March 16, 2017, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 16, 2017)
4.17	Indenture for the 2025 Notes, dated September 25, 2017, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 25, 2017)
4.18	Indenture for the 2027 Notes, dated January 30, 2020, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 30, 2020)
4.19	Purchase Right, dated as of April 30, 2020, by and among Ladder Capital Corp and Beaverhead Capital, LLC (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 4, 2020)
4.20	Registration Rights Agreement, dated as of April 30, 2020, by and among Ladder Capital Corp and Beaverhead Capital, LLC (incorporated by reference to Exhibit 4.2 to the Company's Current Report on 8-K filed on May 4, 2020)
4.21	Description of Securities Registered Under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.21 to the Company's Form 10-K filed on February 26, 2021)
4.22	Indenture, dated June 23, 2021, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on June 23, 2021).
4.23	First Supplemental Indenture for the 2029 Notes, dated September 27, 2021, by and among Ladder Capital Realty III LLC, the Released Guarantors, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 in the Company's Form 10-Q filed October 29, 2021)
4.24	First Supplemental Indenture for the 2027 Notes, dated September 27, 2021, by and among Ladder Capital Realty III LLC, the Released Guarantors, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 in the Company's Form 10-Q filed October 29, 2021)
4.25	Second Supplemental Indenture for the 2025 Notes, dated September 27, 2021, by and among Ladder Capital Realty III LLC, the Released Guarantors, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.3 in the Company's Form 10-Q filed October 29, 2021)
10.1	Third Amended and Restated Limited Liability Limited Partnership Agreement, dated as of December 31, 2014, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on January 5, 2015)
10.2	Amendment to Third Amended and Restated Limited Liability Limited Partnership Agreement, dated as of November 30, 2015, by and among Ladder Capital Finance Holdings LLLP, each General Partner and each Person party thereto or otherwise bound as a Limited Partner (incorporated by reference to Exhibit 10.2 to the Company's Form 10-K filed on March 7, 2016)
10.3	Amended and Restated Tax Receivable Agreement, dated as of December 31, 2014, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, Series TRS of Ladder Capital Finance Holdings LLLP, LC TRS I LLC and each of the TRA Members (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on January 5, 2015)

EXHIBIT NO.	DESCRIPTION
10.4	Counterpart Agreement, dated as of December 31, 2014, by and among Lafayette Park JV Member LLC, Series REIT of Ladder Midco LLC, Series TRS of Ladder Midco LLC, Series REIT of Ladder Midco II LLC, Series TRS of Ladder Midco II LLC, Series REIT of Ladder Capital Finance Holdings LLLP, Series TRS of Ladder Capital Finance Holdings LLLP, LC TRS I LLC, LC TRS III LLC and Ladder Capital Insurance LLC, and with respect to Section 3 thereof only, Ladder Capital Finance Holdings LLLP, Ladder Midco LLC and Ladder Midco II LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2015)
10.5	Purchase Agreement for the 2021 Notes, dated as of July 29, 2014, among Ladder Capital Finance Holdings LLLP, Ladder Capital Finance Corporation, the guarantors party thereto and the initial purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 1, 2014)
10.6 #	Form of Amended and Restated Employment Agreement (incorporated by reference to Exhibit 10.2 to the Company's registration statement on Form S-1 (Amendment No. 3, filed on January 21, 2014))
10.7 #	Harris Third Amended and Restated Employment Agreement, dated as of May 22, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 26, 2017)
10.8 #	Harney Amended and Restated Employment Agreement, dated as of January 23, 2014 (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-1 (Amendment No. 5, filed on January 28, 2014))
10.9 #	Mazzei Amended and Restated Employment Agreement, dated as of January 23, 2014 (incorporated by reference to Exhibit 10.5 to the Company's registration statement on Form S-1 (Amendment No. 5, filed on January 28, 2014))
10.10 #	McCormack Second Amended and Restated Employment Agreement, dated as of January 18, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 19, 2018)
10.11 #	2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's registration statement on Form S-8 (filed on June 13, 2014))
10.12 #	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
10.13 #	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.5 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
10.14 #	Form of Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10.6 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
10.15 #	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.7 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
10.16 #	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.8 to the Company's registration statement on Form S-1 (Amendment No. 2, filed on January 15, 2014))
10.17 #	Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed on August 6, 2014)
10.18 #	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.11 to the Company's registration statement on Form S-1 (Amendment No. 3, filed on January 21, 2014))
10.19	Loan Referral Agreement between Ladder Capital Finance LLC and Meridian Capital Group, LLC, dated as of September 22, 2008 (incorporated by reference to Exhibit 10.11 to the Company's draft registration statement on Form S-1 (filed on June 28, 2013))
10.20	Stockholders Agreement, dated as of March 3, 2017, by and between Ladder Capital Corp and RREF II Ladder LLC (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2017)
10.21	Second Amended and Restated Registration Rights Agreement, dated as of March 3, 2017, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP and each of the Ladder Investors (as defined therein) (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on March 3, 2017)
10.22	Separation Agreement, dated June 22, 2017, among Ladder Capital Corp, Ladder Capital Finance LLC and Michael Mazzei (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 22, 2017)

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
10.23 #	Separation Agreement, dated March 15, 2019, among Ladder Capital Corp, Ladder Capital Finance LLC and Thomas Harney (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 15, 2019)
10.24 #	Real Estate Capital Markets Advisory Agreement, dated March 15, 2019, among Ladder Capital Finance LLC and Item Six Capital LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 15, 2019)
10.25 #	Miceli Employment Agreement, dated February 9, 2021 between Ladder Capital Finance LLC and Paul J. Miceli (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 12, 2021)
21.1	Subsidiaries of Ladder Capital Corp
23.1	Consent of Independent Registered Public Accounting Firm Ernst & Young LLP
23.2	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP
31.1	Certification of Brian Harris pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Paul J. Miceli pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Brian Harris pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Paul J. Miceli pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	101.SCH* iXBRL Schema Document. 101.CAL* iXBRL Calculation Linkbase Document. 101.DEF* iXBRL Definition Linkbase Document. 101.LAB* iXBRL Label Linkbase Document. 101.PRE* iXBRL Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   The certifications attached hereto as Exhibits 32.1 and 32.2 are furnished to the SEC pursuant to Section 906 of the Sarbanes-Oxley Act and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, nor shall they be deemed incorporated by reference in any filing under the Securities Act, except as shall be expressly set forth by specific reference in such filing.

\#   Management contract or compensatory plan or arrangement.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LADDER CAPITAL CORP
(Registrant)

Date: February 13, 2023   By: /s/ PAUL J. MICELI

           Paul J. Miceli
           Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BRIAN HARRIS Brian Harris	Chief Executive Officer and Director (Principal Executive Officer)	February 13, 2023
/s/ PAUL J. MICELI Paul J. Miceli	Chief Financial Officer (Principal Financial Officer)	February 13, 2023
/s/ ANTHONY V. ESPOSITO Anthony V. Esposito	Chief Accounting Officer (Principal Accounting Officer)	February 13, 2023
/s/ ALAN FISHMAN Alan Fishman	Non-Executive Chairman and Director	February 13, 2023
/s/ MARK ALEXANDER Mark Alexander	Director	February 13, 2023
/s/ DOUGLAS DURST Douglas Durst	Director	February 13, 2023
/s/ PAMELA MCCORMACK Pamela McCormack	Director	February 13, 2023
/s/ JEFFREY STEINER Jeffrey Steiner	Director	February 13, 2023
/s/ DAVID WEINER David Weiner	Director	February 13, 2023

Exhibit 21.1

Subsidiaries of
Ladder Capital Corp

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
Holding Companies	
Ladder Capital Finance Holdings LLLP	v
Ladder Capital Finance Holdings LLLP (Series REIT)	Delaware
Ladder Capital Finance Holdings LLLP (Series TRS)	Delaware
Ladder Capital Insurance LLC	Delaware
Ladder Member Corporation	Delaware
Ladder Midco II LLC	Delaware
Ladder Midco II LLC (Series REIT)	Delaware
Ladder Midco II LLC (Series TRS)	Delaware
Ladder Midco LLC	Delaware
Ladder Midco LLC (Series REIT)	Delaware
Ladder Midco LLC (Series TRS)	Delaware
LC TRS I LLC	Delaware
Tuebor TRS IV LLC	Michigan
Regulated Subsidiaries	
Tuebor Captive Insurance Company LLC	Michigan
REIT Subsidiaries	
Ladder CRE Finance REIT Inc	Delaware
Tuebor REIT Inc	Michigan
Lending/Real Estate Debt-Related Subsidiaries	
Ladder Capital Finance I LLC	Delaware
Ladder Capital Finance I LLC (Series REIT)	Delaware
Ladder Capital Finance I LLC (Series TRS)	Delaware
Ladder Capital Finance II LLC	Delaware
Ladder Capital Finance II LLC (Series REIT)	Delaware
Ladder Capital Finance II LLC (Series TRS)	Delaware
Ladder Capital Finance III LLC	Delaware
Ladder Capital Finance IX LLC	Delaware
Ladder Capital Finance IX Parent LLC	Delaware
Ladder Capital Finance LLC	Delaware
Ladder Capital Finance Portfolio II LLC	Delaware
Ladder Capital Finance VI REIT LLC	Delaware
Ladder Capital Finance VI TRS LLC	Delaware
Ladder Capital Finance VII REIT LLC	Delaware
Ladder Capital Finance VII TRS LLC	Delaware
LADDER CAPITAL FINANCE VIII MEZZ REIT LLC	Delaware
LADDER CAPITAL FINANCE VIII MEZZ TRS LLC	Delaware
Ladder Capital Finance VIII REIT LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
LADDER CAPITAL FINANCE VIII TRS LLC	Delaware
Ladder Capital Finance X REIT LLC	Delaware
Ladder Capital Finance X TRS LLC	Delaware
Ladder Capital Realty II LLC	Delaware
Ladder Capital Realty III LLC	Delaware
Ladder Corporate Revolver I LLC	Delaware
LMEZZ 250 W90 LLC	Delaware
Tuebor REIT Sub LLC	Michigan
Tuebor TRS II LLC	Michigan
Securities Subsidiaries	
Ladder Capital Finance Portfolio III Ltd	Cayman Islands
Ladder Capital Finance Portfolio LLC	Delaware
Ladder Capital Realty CMBS IV LLC	Delaware
Tuebor Securities LLC	Michigan
Real Estate/Real Estate-Related Subsidiaries	
1250 North SD, LLC	Delaware
15600 JFK Owner LLC	Delaware
24 Second Avenue Holdings LLC	New York
24 Second Avenue JV Member LLC	Delaware
24 Second Avenue Owner LLC	Delaware
301 Peoria IL LLC	Delaware
3650 S 72nd Owner LLC	Delaware
Canton Hotel Member LLC	Delaware
Grace Lake II, LLC	Delaware
Grace Lake JV, LLC	Delaware
Grace Lake Mezz, LLC	Delaware
IOP JV LLC	Delaware
IOP JV Member LLC	Delaware
Isla Vista JV LLC	Delaware
Isla Vista JV Member LLC	Delaware
Isla Vista Mezzanine LLC	Delaware
Isla Vista Owner LLC	Delaware
Ladder Capital CRE Equity LLC	Delaware
Ladder Grace Lake Member LLC	Delaware
Ladder TRS Equity LLC	Delaware
LAG Memphis LLC	Delaware
LAS Evansville LLC	Delaware
LAS Wichita LLC	Delaware
LBA Tract E Jacksonville FL LLC	Delaware
LBA Tracts C and G Jacksonville FL LLC	Delaware
LBW Mooresville LLC	Delaware
LBW Portfolio I LLC	Delaware
LBW Rotterdam LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
LBW Saratoga LLC	Delaware
LBW Sennett LLC	Delaware
LBW Vineland LLC	Delaware
LBW Waldorf LLC	Delaware
LBWPIMA LLC	Delaware
LC Carmel Retail LLC	Delaware
LDG Adrian MO LLC	Delaware
LDG Aroma Park IL LLC	Delaware
LDG Aurora LLC	Delaware
LDG Battle Lake LLC	Delaware
LDG Becker MN LLC	Delaware
LDG Bloomington IL LLC	Delaware
LDG Bolivar MO LLC	Delaware
LDG Borger TX LLC	Delaware
LDG Bridgeport IL LLC	Delaware
LDG Canyon Lake GP LLC	Delaware
LDG Canyon Lake LP	Delaware
LDG Cape Girardeau MO LLC	Delaware
LDG Carmi IL LLC	Delaware
LDG Carthage MO LLC	Delaware
LDG Centralia IL LLC	Delaware
LDG Champaign IL LLC	Delaware
LDG Chillicothe IL LLC	Delaware
LDG Clinton IN LLC	Delaware
LDG Danville IL LLC	Delaware
LDG De Soto IA LLC	Delaware
LDG Decatur Pershing IL LLC	Delaware
LDG Decatur Sunnyside IL LLC	Delaware
LDG Denver IA LLC	Delaware
LDG Dexter MO LLC	Delaware
LDG Dimmitt TX LLC	Delaware
LDG Dryden MI LLC	Delaware
LDG East Peoria (Meadows) IL LLC	Delaware
LDG Effingham IL LLC	Delaware
LDG Farmington IL LLC	Delaware
LDG Fayette MO LLC	Delaware
LDG Flora Vista NM LLC	Delaware
LDG Floresville TX LLC	Delaware
LDG Foley MN LLC	Delaware
LDG Gladwin MI LLC	Delaware
LDG Hanna City IL LLC	Delaware
LDG Houghton Lake MI LLC	Delaware
LDG Hubbard Lake MI LLC	Delaware
LDG Iberia LLC	Delaware
LDG Isanti MN LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
LDG Isle LLC	Delaware
LDG Jackson MO LLC	Delaware
LDG Jefferson City MO LLC	Delaware
LDG Jesup IA LLC	Delaware
LDG Kawkawlin MI LLC	Delaware
LDG Kerrville TX LLC	Delaware
LDG Kincheloe MI LLC	Delaware
LDG Kirbyville MO LLC	Delaware
LDG Lamar MO LLC	Delaware
LDG Lebanon MO LLC	Delaware
LDG Linn MO LLC	Delaware
LDG Little Falls MN LLC	Delaware
LDG Mercedes TX LLC	Delaware
LDG Milford IA LLC	Delaware
LDG Montrose MN LLC	Delaware
LDG Moscow Mills MO LLC	Delaware
LDG Mountain Grove MO LLC	Delaware
LDG New Hampton IA LLC	Delaware
LDG Newburgh IN LLC	Delaware
LDG Ogden IA LLC	Delaware
LDG Pawnee IL LLC	Delaware
LDG Paynesville LLC	Delaware
LDG Pelican Rapids MN LLC	Delaware
LDG Peoria IL LLC	Delaware
LDG Peoria SW Ave IL LLC	Delaware
LDG Philo IL LLC	Delaware
LDG Pinconning MI LLC	Delaware
LDG Pine Island LLC	Delaware
LDG Pleasanton TX GP LLC	Delaware
LDG Pleasanton TX LP	Delaware
LDG Port O'Connor TX LLC	Delaware
LDG Poseyville IN LLC	Delaware
LDG Rantoul IL LLC	Delaware
LDG Red Oak LLC	Delaware
LDG Rice MN LLC	Delaware
LDG Ridgedale MO LLC	Delaware
LDG Rockford MN LLC	Delaware
LDG Rolla MO LLC	Delaware
LDG Saginaw 1300 MI LLC	Delaware
LDG Saginaw BV MI LLC	Delaware
LDG San Antonio TX LLC	Delaware
LDG Shelbyville IL LLC	Delaware
LDG Sioux City IA LLC	Delaware
LDG Springfield IL LLC	Delaware
LDG St Charles MN LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
LDG St Francis LLC	Delaware
LDG Sullivan IL LLC	Delaware
LDG Tremont IL LLC	Delaware
LDG Trenton MO LLC	Delaware
LDG Troy MO LLC	Delaware
LDG Union MO LLC	Delaware
LDG Wabasha MN LLC	Delaware
LDG Wardsville MO LLC	Delaware
LDG Warren LLC	Delaware
LDG Waterloo IA LLC	Delaware
LDG Wheaton LLC	Delaware
LDG Wheeler GP LLC	Delaware
LDG Wheeler LP	Delaware
LDG Wilmington IL LLC	Delaware
LDG Winterset IA LLC	Delaware
LDG Wonder Lake IL LLC	Delaware
LDG Yorktown LP	Delaware
LDG Zapata LP	Delaware
LDGDSFL LLC	Delaware
LDGOCFL LLC	Delaware
LDGSSFL LLC	Delaware
LFD Albion PA LLC	Delaware
LFD Biscoe NC LLC	Delaware
LFD Malone NY LLC	Delaware
LFD Moultrie GA LLC	Delaware
LFD Mt Vernon AL LLC	Delaware
LFD Radford VA LLC	Delaware
LFD Rockingham NC LLC	Delaware
LFD Rose Hill NC LLC	Delaware
LFD Rural Retreat VA LLC	Delaware
LHL Jacksonville LLC	Delaware
LHPS Grove OK LLC	Delaware
LHV Cedar Rapids LLC	Delaware
LHV Fairfield LLC	Delaware
LHV Muscatine LLC	Delaware
LHV Owatonna LLC	Delaware
LHV Sheldon LLC	Delaware
LHV Springfield LLC	Delaware
Lingerfelt Office Properties LLC (FKA IOP Owner LLC)	Delaware
Lingerfelt Office Properties II LLC	Delaware
LKLS Minot ND LLC	Delaware
LRI South Bend IN LLC	Delaware
LRI Winston Salem NC LLC	Delaware
LRS Bixby OK LLC	Delaware
LRS Jenks OK LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
LSC Ofallon LLC	Delaware
LSDDT LLC	Delaware
LSHTCU Edge LLC	Delaware
LSHUTA Midtown LLC	Delaware
LTU Crum Lynne PA LLC	Delaware
LWAG Abingdon LLC	Delaware
LWAG Aiken LLC	Delaware
LWAG Durant LLC	Delaware
LWAG Fayetteville NC LLC	Delaware
LWAG Gallatin LLC	Delaware
LWAG Greenwood AR LLC	Delaware
LWAG Hilliard LLC	Delaware
LWAG Johnson City LLC	Delaware
LWAG Millbrook LLC	Delaware
LWAG Mount Airy LLC	Delaware
LWAG Niles LLC	Delaware
LWAG Ooltewah LLC	Delaware
LWAG Palmview LLC	Delaware
LWAG Ponce PR LLC	Delaware
LWAG Youngstown LLC	Delaware
LWAGDVGA LLC	Delaware
LWAGEKMD LLC	Delaware
LWAGLBGA LLC	Delaware
LWAGLXSC LLC	Delaware
LWAGSBSC LLC	Delaware
LWAGTPMS LLC	Delaware
Nemours Owner LLC	Delaware
Nemours JV LLC	Delaware
Nemours JV Member LLC	Delaware
Omaha Hotel Property Owner LLC	Delaware
ONP JV LLC	Delaware
ONP JV Member LLC	Delaware
ONP Owner LLC	Delaware
ONP Rooftop JV LLC	Delaware
ONP Rooftop JV Member LLC	Delaware
Pelham JV Member LLC	Delaware
Pinebrook Associates GP, LLC	Delaware
Pinebrook Associates Holdings, LP	Delaware
Pinebrook JV Member LLC	Delaware
Pinebrook Partners Holdings, LP	Delaware
Pinebrook Property GP, LLC	Delaware
Pinebrook Property Holdings, LP	Delaware
San Diego Hotel Circle Owner, LLC	Delaware
Schaumburg Hotel Owner LLC	Delaware
Stillwater Reserve JV LLC	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization
Stillwater Reserve JV Member LLC	Delaware
Tailwind Stillwater Reserve, LLC	Delaware
Terrazas Owner LLC	Delaware
TS Bennett LLC	Delaware
TS El Centro LLC	Delaware
TS Woodland LLC	Delaware
Securitization-Related Subsidiaries	
Ladder 2021-FL2 Parent LLC	Delaware
Ladder Capital Commercial Mortgage Securities LLC	Delaware
Ladder CRE 2 Parent LLC	Delaware
Ladder CRE 3 Parent LLC	Delaware
Ladder CRE CLO Finance LLC	Delaware
Ladder CRE Parent LLC	Delaware
LCCM 2017-FL2 CRE Trust	Delaware
LCCM 2020-FL3 CRE Trust	Delaware
LCCM 2021-FL2 Trust	Delaware
LCCM 2021-FL3 Parent LLC	Delaware
LCCM 2021-FL3 Trust	Delaware
Other Subsidiaries	
Ladder Capital Asset Management LLC	Delaware
Ladder Capital Finance Corporation	Delaware

Exact Name of Subsidiaries or Registrant as Specified in their Charter	State or Other Jurisdiction of Incorporation or Organization

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-205775) of Ladder Capital Corp,

(2) Registration Statement (Form S-3 No. 333-237197) of Ladder Capital Corp, and

(3) Registration Statement (Form S-8 No. 333-196721) pertaining to the 2014 Omnibus Incentive Plan of Ladder Capital Corp;

of our reports dated February 13, 2023, with respect to the consolidated financial statements of Ladder Capital Corp and the effectiveness of internal control over financial reporting of Ladder Capital Corp included in this Annual Report (Form 10-K) of Ladder Capital Corp for the year ended December 31, 2022.

/s/ Ernst & Young LLP

New York, New York

February 13, 2023

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-205775 and 333-237197) and Form S-8 (No. 333-196721) of Ladder Capital Corp of our report dated February 11, 2022 relating to the financial statements, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 13, 2023

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) AND 15d-14(a), AS AMENDED

I, Brian Harris, certify that:

1. I have reviewed this Annual Report on Form 10-K of Ladder Capital Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 13, 2023

/s/ Brian Harris

Brian Harris
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) AND 15d-14(a), AS AMENDED

I, Paul J. Miceli, certify that:

1. I have reviewed this Annual Report on Form 10-K of Ladder Capital Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's Board of Directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: February 13, 2023

/s/ Paul J. Miceli
Paul J. Miceli
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION FURNISHED PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K for the period ended December 31, 2022 (the "Report") by Ladder Capital Corp (the "Company"), I, Brian Harris, as Chief Executive Officer of the Company hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

 Date: February 13, 2023   /s/ Brian Harris
                                                                                Brian Harris
                                                                                Chief Executive Officer (Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION FURNISHED PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of the Annual Report on Form 10-K for the period ended December 31, 2022 (the "Report") by Ladder Capital Corp (the "Company"), I, Paul J. Miceli, as Chief Financial Officer of the Company hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 13, 2023

/s/ Paul J. Miceli

Paul J. Miceli
Chief Financial Officer (Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Ladder Capital Corp
320 Park Avenue, 15th Floor
New York, NY 10022

NYSE: LADR
212-715-3170
www.laddercapital.com